Prospectus	Filed Pursuant to Rule 424(b)(4) Registration No. 333-296922

10,000,000 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Standard Nuclear, Inc. We are offering 10,000,000 shares of our Class A common stock in this offering.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share of our Class A common stock is $15.00.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “STDN.”

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible into one share of Class A common stock. Each share of Class B common stock will convert automatically upon the occurrence of certain events. See “Description of Capital Stock.”

Upon the completion of this offering, outstanding shares of Class B common stock will represent, and Thomas Hendrix, our Founder, Chair of our board of directors and Executive Chairman (the “Executive Chairman”), will beneficially own, approximately 60.8% of the voting power of our outstanding capital stock (or approximately 60.6% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management — Controlled Company Exemption.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

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Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 32 to read about factors you should consider before buying shares of our Class A common stock.

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Neither the SEC nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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	Per Share	Total
Initial public offering price	$15.00	$150,000,000
Underwriting discounts and commissions(1)	$0.90	$9,000,000
Proceeds, before expenses, to us	$14.10	$141,000,000

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(1)      See “Underwriting” for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters the right to purchase up to an additional 1,500,000 shares of our Class A common stock to cover over-allotments, if any.

At our request, the underwriters have reserved up to 5% of the shares of our Class A common stock offered by this prospectus for sale at the initial public offering price through a reserved share program to our directors, officers and certain of our employees. See “Underwriting — Reserved Share Program.”

The underwriters expect to deliver the shares of common stock to purchasers on or about July 17, 2026.

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BofA Securities		Goldman Sachs & Co. LLC
Barclays		UBS Investment Bank
Evercore ISI	RBC Capital Markets	William Blair	Stifel

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Prospectus dated July 15, 2026

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We have not, and the underwriters have not, authorized anyone to provide you with additional information or information that is different from, or to make any representations other than those contained in, this prospectus or in any free-writing prospectus prepared by or on behalf of us to which we may have referred you in connection with this offering. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Unless the context requires otherwise, the words “we,” “us,” “our,” the “Company” and “Standard Nuclear” refer to Standard Nuclear, Inc. and its subsidiaries taken as a whole. For purposes of this prospectus, unless the context otherwise requires, the term “stockholders” shall refer to the holders of our Class A common stock and Class B common stock, collectively, and “common stock” shall refer to our Class A and Class B common stock, collectively.

Through and including August 9, 2026 (the 25th day after the date of this prospectus) U.S. federal securities laws may require all dealers that effect transactions in our Class A common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free-writing prospectus outside the United States. See “Underwriting.”

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

“Standard Nuclear,” our logo, and our other registered or common law trademarks, tradenames and service marks appearing in this prospectus are our property. Solely for convenience, our trademarks, tradenames and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. This prospectus contains additional trademarks, tradenames and service marks of other companies that are the property of their respective owners.

KEY PERFORMANCE INDICATORS

This prospectus includes certain key performance indicators, including Total Contract Backlog, Fuel/TRISO Production Capacity and Regulatory Milestones, that our management regularly reviews in managing its business to evaluate its business and operations, guide decision-making, measure progress and understand growth opportunity, and ultimately help drive profitability. For definitions of these key performance indicators, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.”

INDUSTRY AND MARKET DATA

This prospectus contains estimates and information concerning our industry, our business, and the market for our products and solutions, including our general expectations of our market position, market growth forecasts, our market opportunity, and size of the markets in which we participate, that are based on industry publications, surveys, and reports that have been prepared by independent third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications, surveys, and reports, we believe the publications, surveys, and reports are generally reliable, although such information is inherently subject to uncertainties and imprecision. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following industry publications or reports that have been prepared by independent third parties:

•        United States Department of Energy, “Pathways to Commercial Liftoff: Advanced Nuclear,” September 2024 (accessed on February 11, 2025)

•        United States Nuclear Regulatory Commission, “Fuel Fabrication,” last updated June 26, 2023 (accessed on February 11, 2025)

•        United States Department of Energy, “TRISO Particles: The Most Robust Nuclear Fuel on Earth,” July 19, 2019 (accessed on February 11, 2025)

•        Wood Mackenzie, Market Report, “U.S. Demand for TRISO Fuel,” March 5, 2026, which was commissioned by us

SELECT DEFINED TERMS

The following are abbreviations, acronyms, and definitions of certain terms used in this prospectus:

“2025 Stock Plan” means the Standard Nuclear, Inc. 2025 Stock Plan, as amended prior to the completion of this offering.

“2026 Plan” means our 2026 Equity Incentive Plan.

“Bonus Plan” means our 2026 Executive Incentive Bonus Plan.

“Code” refers to the Internal Revenue Code of 1986, as amended.

“Class B Conversion” means the conversion by the holders thereof of all outstanding shares of Class B common stock not beneficially owned by Mr. Hendrix into shares of Class A common stock immediately prior to the completion of this offering.

“Class B Equity Exchange Agreement” means the equity exchange right agreement to be entered into between the Company and Mr. Hendrix, which gives Mr. Hendrix a right (but not an obligation) to require us to exchange any shares of Class A common stock received by Mr. Hendrix upon the exercise, vesting, and/or settlement of certain equity awards held by Mr. Hendrix or upon a distribution to Mr. Hendrix by Decisive Point Group, LLC following this offering for an equivalent number of shares of Class B common stock.

“Class B Exchange Agreement” means the exchange agreement to be entered into among the Company and Standard Nuclear Trust, an entity affiliated with Mr. Hendrix, pursuant to which, upon the Effective Time, all of the outstanding shares of our Class A common stock beneficially owned by Standard Nuclear Trust as of the Effective Time will be exchanged for an equivalent number of newly issued shares of our Class B common stock.

“Class B Stock Exchange” means the exchange of all of the outstanding shares of Class A common stock beneficially owned by Standard Nuclear Trust as of the Effective Time for an equivalent number of newly issued shares of our Class B common stock in accordance with the Class B Exchange Agreement.

“DGCL” means the Delaware General Corporation Law.

“DOE” means the United States Department of Energy.

“Effective Time” means the time of effectiveness of the filing of our amended and restated certificate of incorporation, to be in effect upon the completion of this offering, with the Secretary of State of the State of Delaware.

“enrichment” means the enrichment of uranium hexafluoride, which involves increasing the proportion of fissile isotope U-235 to higher concentrations by separating it from the more abundant Uranium-238 through gas centrifuge or gaseous diffusion methods, which exploit the mass difference between the isotopes.

“ESPP” means our 2026 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FOAK” means “first-of-a-kind,” which refers to any initial design, deployment, construction, manufacturing or operating configuration that has not yet benefited from repeat deployment, standardized execution or learning-curve efficiencies. See also “NOAK.”

“Framatome, Inc.” means Framatome, Inc., a Delaware corporation that is a U.S. company and a subsidiary of Framatome SAS headquartered in France.

“Fuel Fabrication” means the process of converting enriched uranium (like HALEU) into finished fuel forms (like TRISO fuel).

“GAAP” means U.S. generally accepted accounting principles.

“GWe” means “gigawatt electric,” a unit of electric generating capacity equal to one billion watts of electric output. We and others in the electric power generation industry use GWe to describe installed or expected electric generating capacity from any reactor or other source of electric power generation. By estimating the anticipated MTU of TRISO fuel that we believe would be necessary to output one GWe of electric energy, management is able to translate expected Advanced Reactor deployments for which target GWe output has been announced into estimated annual TRISO fuel demand.

“GWh” means “gigawatt hour,” a unit for measuring energy used to express the quantity of energy produced or consumed by a piece of equipment with power of one gigawatt for one hour.

“HALEU” means High-Assay Low-Enriched Uranium, which is uranium enriched to between 10% and 20% U-235. HALEU is a feedstock, not a fuel form. It is used to manufacture advanced fuels, like TRISO fuel.

“HTGRs” means high-temperature gas-cooled reactors.

“Idaho Facility” means the Company’s fuel line facility to be built in Idaho on DOE property in Idaho pursuant to the OTA, which we refer to as our “SN-ID” facility.

“IRS” means the United States Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“kgU” means kilogram of uranium, which is a unit for measuring uranium mass quantity. It is a common measurement for fuel pricing and sales agreements. See also “MTU.”

“LEU+” means Low-Enriched Uranium Plus, which is uranium enriched above 5% but below 10% U-235. It is being explored as an interim fuel option for some Advanced Reactors.

“MTU” means metric ton of uranium, which is a unit for measuring uranium mass quantity. It is a common measurement for fuel pricing and sales agreements. 1 MTU = 1,000 kgU.

“NOAK” means “nth-of-a-kind,” which refers to later in time designs, deployments, construction, manufacturing or operating configurations that follow the FOAK and one or more additional deployments and approach design or operational maturity. NOAK deployments are expected to benefit from learning derived from prior repeat execution, standardization, operating experience and learning-curve efficiencies. See also “FOAK.”

“NRC” means the United States Nuclear Regulatory Commission.

“NYSE” means New York Stock Exchange.

“OTA” means the Other Transaction Agreement for Fuel Production Line Authorization, dated as of September 26, 2025, between the Company and the DOE.

“Oak Ridge SN-0” refers to the Company’s existing fuel line facility in Oak Ridge, TN that is currently operational.

“Oak Ridge SN-TN” refers to the Company’s new production facility in Oak Ridge, TN that is anticipated to become operational in the second half of 2026.

“Oak Ridge SN-TN20” refers to the Company’s planned supplemental production facility in Oak Ridge, TN that is targeted to have annual throughput capacity of up to 20 MTU. See also “throughput.”

“Oak Ridge Facilities” refers to Oak Ridge SN-0 and Oak Ridge SN-TN facilities, collectively.

“R&D” means research and development.

“restated bylaws” means our amended and restated bylaws which will become effective immediately prior to the completion of this offering.

“restated certificate of incorporation” means our amended and restated certificate of incorporation which will become effective immediately prior to the completion of this offering.

“Richland SN-F Facility” means Framatome’s NRC-licensed nuclear fuel cycle facility in Richland, Washington.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SMRs” means small modular reactors.

“throughput” refers to the quantity of a material that is able to be processed through a manufacturing facility over a specified period of time. We use throughput to describe how much TRISO fuel we are or expect to be able to process through a given production facility over a given time frame, commonly expressed in KgU or MTU of finished TRISO fuel per year, based on our current process yield from our manufacturing processes. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.”

“TRISO” stands for “tristructural-isotropic” and refers to poppyseed-sized fuel particles made from enriched uranium and coated in ceramic layers and used to fuel many Advanced Reactors.

“TWh” means terawatt-hours. One terawatt is equal to 1,000 gigawatts. See also “GWh.”

“U-235” means Uranium-235, which is a naturally occurring isotope of uranium that can sustain a nuclear chain reaction, making it essential for nuclear fuel.

“USNC” refers to Ultra Safe Nuclear Corporation and its subsidiaries, from whom we purchased specific nuclear fuel-related assets through a Section 363 auction process under the U.S. Bankruptcy Code.

“Voting Threshold Date” means the first date falling after 11:59 p.m. (Eastern Time) on the date on which the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of our then-outstanding Class A common stock and Class B common stock entitled to vote generally in the election of directors.

“Wood Mackenzie Report” means the report prepared by Wood Mackenzie titled “U.S. Demand for TRISO Fuel,” dated March 5, 2026, which was commissioned by us in connection with this offering.

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Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes and the sections titled “Risk factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Mission

Our mission is to supply advanced nuclear fuels that enable safe, reliable and scalable nuclear power generation. We aim to support the re-emergence of the U.S.’s newbuild nuclear infrastructure, strengthen domestic energy security and meet the nation’s growing demand for safe, reliable and clean baseload power.

Company Overview

Standard Nuclear is a leading independent advanced nuclear fuel company and the only company in the United States with industrial-scale TRISO manufacturing facilities to date, based on our commercialized manufacturing capability supported by production-grade equipment, established processes, and facility infrastructure designed for sustained, high-throughput output and scalable expansion. We design, engineer, and manufacture advanced nuclear fuels with a primary focus on TRISO fuel that is utilized by advanced nuclear reactors, including some SMRs and microreactors, designed to be safer, more efficient, and more flexible than traditional nuclear reactors (“Advanced Reactors”), and we believe we are the only participant in the market that is currently positioned to be able to work with and develop fuel for any developer of Advanced Reactors which use TRISO fuel. As of the date of this prospectus, we operate the only dedicated, privately funded, industrial scale TRISO production line in the United States and are currently producing and shipping fuel for Advanced Reactor demonstrations scheduled for 2026, with additional TRISO production facilities expected to come online in the second half of 2026.

Led by internationally recognized nuclear fuel expert Dr. Kurt Terrani, who serves as our Chief Executive Officer, our technical team leverages over 150 years of combined U.S. National Laboratory experience in the development, fabrication, and testing of advanced fuels, and many of our technical team members have previously held critical leadership roles in the U.S. Department of Energy’s (the “DOE”) advanced gas reactor program, which established the modern TRISO fuel standard currently accepted by the NRC. We believe the qualifications exhibited by our elite technical team, together with our ownership and operation of facilities licensed for the large-scale manufacturing of TRISO-based fuels, makes us a leading nuclear fuel company capable of delivering advanced nuclear fuel to the growing industry.

Our capabilities position us at the fuel manufacturing layer of the nuclear value chain, supporting Advanced Reactor developers and end customers with scalable domestic fuel supply solutions. Our disciplined, repeatable and reliable manufacturing process converts enriched uranium feedstock into finished fuel products in accordance with nuclear-grade safety, quality, and regulatory frameworks.

We do not design, own or operate nuclear reactors. Instead, our nuclear fuel products are engineered to be compatible with a broad range of Advanced Reactor designs which use TRISO fuel, and can be used by reactor owners and operators, utilities, hyperscale data center operators, and domestic and international government entities that own or operate such reactors. We believe we are well positioned to capture a meaningful share of this market given our current and planned industrial-scale operating capacity, technology platform, secured licenses, and cost advantages derived from a modular manufacturing architecture.

In addition, we do not directly procure or source uranium for the nuclear fuel we manufacture. Our customers are generally responsible for procuring enriched uranium feedstock, which we then convert into nuclear fuel for our customers to use in their reactors for their various commercial needs. Our business model is based on long-term fuel supply arrangements under which our customers deliver feedstock to us and purchase finished fuel products, typically priced on a kgU basis and adjusted for enrichment level, final fuel form, and other specified requirements. However, we have never sold our products at large-scale commercial levels, and the production of TRISO fuel is generally untested at industrial scale, and as a result, we have limited data regarding the full cycle economics of manufacturing, marketing, pricing and selling TRISO fuel, leaving us with limited visibility into the prices our customers are willing to pay for our products and the cost structures that are required to ensure positive profit margins. We also expect that long-term unit economics will improve through automation, yield optimization, and replication of standardized fuel manufacturing modules that we have developed. We do not take direct commercial exposure to uranium price volatility, focusing instead on fabrication and fuel engineering services within the nuclear fuel value chain. Given our focus to date on investing in R&D, facilities, and commercialization of our nuclear fuel manufacturing and products, we have historically incurred significant operating losses and negative cash flows. As of March 31, 2026, we had an accumulated deficit of $79.9 million, and negative operating cash flows of $4.3 million and, for the year ended December 31, 2025 and the period ended December 31, 2024, we had an accumulated deficit of $72.1 million and $56.6 million, respectively, and negative operating cash flows of $6.7 million and $0.4 million, respectively.

Industry and Market Opportunity

Electricity Demand

Based on data from the U.S. Energy Information Administration, U.S. electricity demand is expected to rise materially over the coming decades, reversing a prolonged period of relatively flat consumption. According to the Wood Mackenzie Report, total U.S. electricity demand is projected to increase from approximately 4,990 terawatt-hours (“TWh”) in 2026 to more than 7,200 TWh by 2040, representing an increase of approximately 44%. This growth is driven not only by population and economic expansion, but also by structural changes in energy usage as industrial processes, transportation systems, and digital infrastructure become increasingly electrified. In particular, next-generation artificial intelligence (“AI”) training clusters and large-scale inference deployments require sustained, high-density electricity supply. Hyperscale data center campuses can draw more than 500 megawatts of continuous load, often operating at utilization levels that place significant demands on existing generation and transmission infrastructure. According to the Wood Mackenzie Report, data center growth alone may increase overall U.S. electricity demand growth from approximately 1% per year to approximately 3% per year, supported by an estimated $700 billion of hyperscaler capital expenditure commitments in 2026. This pace of load growth significantly exceeds planned additions of firm, dispatchable generation capacity and is not expected to be met by intermittent resources alone.

Overview of Advanced Nuclear Reactor Technologies

Advanced Reactors are increasingly viewed as viable solutions for meeting long-term demand for reliable, low-carbon baseload electricity. These reactor designs differ from traditional light-water reactors in several respects, including higher operating temperatures, improved thermal efficiency, and the ability to achieve higher fuel burnup levels. Many Advanced Reactor designs also incorporate passive safety features that rely on natural physical processes rather than active systems or human intervention, which may enhance safety performance and expand potential siting options.

The operating characteristics of Advanced Reactors require fuel forms capable of withstanding significantly higher temperatures and more demanding operating conditions than conventional nuclear fuel. As a result, advanced reactor designs increasingly rely on specialized fuels, including TRISO particle fuel. TRISO fuel is engineered to encapsulate fissile material within multiple protective layers, allowing it to retain radioactive fission products at extremely high temperatures and providing a level of inherent safety not achievable with conventional fuel types.

Advanced Reactor Deployment Outlook

The DOE has articulated a policy objective of expanding domestic nuclear generation capacity, which includes a target of deploying approximately 35 gigawatts (“GW”) of additional nuclear capacity by 2035 and achieving a sustained deployment rate of approximately 15 GW of nuclear energy per year by 2040. These goals encompass deployment of traditional large reactors as well as SMRs and microreactors.

Advanced nuclear projects are already progressing through development and regulatory review. As of July 2025, more than 30 advanced reactor projects had been publicly announced to the NRC, with multiple demonstration projects expected to enter operation beginning in 2026. While commercialization timelines vary by technology and project, these initiatives indicate continued momentum toward deployment of Advanced Reactors in the United States.

Advanced Reactor Adoption Curve — Microreactors

Based on public sources and management’s assessment of our current pipeline and customer order book, we believe that the near-term deployment of Advanced Reactor projects is going to be focused on microreactors. The DOE defines microreactors by three main features: factory fabricated, transportable and self-adjusting, and expects most microreactors to be able to produce 1 — 20Mw of thermal energy that can be used directly as heat or converted to electric power.

1.      Factory fabricated:    All components of a microreactor would be fully assembled in a factory and shipped out to location. This eliminates difficulties associated with large-scale construction, reduces capital costs and would help get the reactor up and running quickly.

2.      Transportable:    Smaller unit designs will make microreactors very transportable. This would make it easy for vendors to ship the entire reactor by truck, shipping vessel, airplane or railcar.

3.      Self-adjusting:    Simple and responsive design concepts will allow microreactors to self-adjust. They would not be expected to require a large number of specialized operators and would utilize passive safety systems that prevent any potential for overheating or reactor meltdown.

Given these attributes, and based on management’s visible contract pipeline, we expect that the pipeline of nuclear reactor fuel requirements through 2030 is going to be largely driven by microreactor developers and project owners.

For example, the following is a list of selected microreactor-focused programs that have been publicly announced as of the date of this prospectus, as well as a DOE initiative supporting infrastructure and fuel qualification programs:

1.      Janus Program:    U.S. Army’s next-generation energy initiative aimed at deploying commercial nuclear microreactors to provide secure, resilient power to defense installations with goals for operation by 2030.

2.      Defense Innovation Unit — Advanced Nuclear Power for Installations (2024):    An initiative to evaluate and pilot commercial microreactors for U.S. Air Force installations, with potential deployments targeted around 2030. Joint Base San Antonio, Texas — Antares Nuclear, Inc.; Buckley Space Force Base, Colorado — Radiant Industries, Inc.; and Malmstrom Air Force Base, Montana — Westinghouse Government Services have been identified as potential site-developer pairings for proposed microreactor deployments under this initiative.

3.     DOE Nuclear Reactor Pilot Program:    A DOE program targeting demonstrations of commercial nuclear reactors by July 4, 2026 and support to bridge demonstrations to commercial operations by 2030.

4.      DOE Demonstration of Microreactor Experiments (“DOME”) — A DOE-led initiative at Idaho National Laboratory designed to support accelerated testing and qualification of microreactor fuels and components. We are participating in the DOME program, including engaging in collaborations with reactor developers, to support fuel testing and qualification activities. We believe participation in such programs may influence the timing of fuel qualification and subsequent commercial supply opportunities.

Advanced Reactor Fuel Market Size and Demand

Demand for Advanced Reactor fuel is directly linked to the deployment of Advanced Reactors and their ongoing refueling requirements. According to the Wood Mackenzie Report, approximately 20% of future United States nuclear generation capacity is expected to be served by Advanced Reactor technologies. Under this outlook, total installed advanced nuclear capacity is projected to exceed 58 GWe by 2040.

The amount of TRISO fuel required per GWe of electric power varies by reactor design, based on the physics and engineering characteristics of each reactor type. For example, larger SMRs produce more electric output per unit of fuel consumed, while smaller microreactors, though individually requiring less total fuel, consume more fuel relative to their electric output on a per-GWe basis. Based on publicly disclosed reactor designs and our discussions with current and prospective customers, annual TRISO fuel requirements are expected to range from approximately 12 MTU per GWe for larger-format SMRs to approximately 26 MTU per GWe for smaller microreactors. This range reflects the inherent differences in fuel consumption across reactor types. In addition, fuel demand timing also varies by reactor type. Microreactors typically require securing their fuel load approximately one year prior to commercial operation, while SMRs generally require it approximately two years prior to commercial operation.

For purposes of our analysis of prospective annual TRISO fuel demand, management assumes approximately 16 MTU of TRISO fuel per GWe, which represents management’s calculation of the blended average fuel requirement across the mix of Advanced Reactor types management expects to be deployed in the future. This expectation reflects management’s assessment based on discussions with reactor developers and project owners and publicly disclosed information, including announcements relating to anticipated reactor deployments, regarding the anticipated proportion of SMR and microreactor designs expected to comprise the deployed Advanced Reactor fleet over time.

Based on anticipated deployment schedules and refueling profiles, according to the Wood Mackenzie Report, annual TRISO fuel demand associated with Advanced Reactors could exceed the equivalent of 1.5 GWe and 7.0 GWe by 2030 and 2035, respectively, which, assuming 16 MTU per year per GWe, we believe could require approximately 26 and 116 MTU of TRISO fuel annually, respectively, based on the anticipated mix of reactor types expected to be deployed at such times.

At scale, deployment of Advanced Reactors implies recurring annual fuel demand measured in tens to hundreds of MTU, depending on the technology mix, operating cycles, and refueling intervals. By comparison, approximately 100 GWe of electric power in the United States is currently generated by nuclear power plants, which collectively consume an estimated 2,000 MTU of nuclear fuel annually. Consistent with the legacy nuclear fuel procurement dynamics for the operating U.S. nuclear reactor fleet, we expect project owners and operators will be the eventual long-term counterparties for fuel contracts.

Long-Term Nuclear Power Growth and Emerging Demand Drivers

Federal policy objectives further support expansion of nuclear power generation. In addition to target deployments of approximately 15 GWe per year by 2040, the DOE has previously stated a long-term goal of tripling U.S. nuclear power output by 2050, implying substantial growth in installed capacity and associated fuel demand over time.

In addition, growth in electricity consumption driven by data centers — particularly those supporting AI and high-performance computing workloads — has increased interest in nuclear power as a source of reliable, low-carbon baseload energy. Industry participants expect that a portion of incremental electricity demand from data centers and other energy-intensive applications may be met through nuclear generation, including Advanced Reactor deployments.

Assuming that 10 – 20% of future incremental nuclear capacity is supplied by TRISO-fueled reactors, industry-wide demand for TRISO fuel could reach hundreds of MTU per year over time.

Regulatory and Policy Environment

U.S. regulatory and policy frameworks increasingly support the development and deployment of advanced nuclear reactors and domestic nuclear fuel manufacturing capacity. Federal agencies have adopted measures intended to coordinate regulatory reviews, streamline licensing pathways, and facilitate transitions from DOE authorization to NRC licensing for Advanced Reactors and nuclear fuel cycle facilities.

The NRC has also indicated its intent to streamline licensing reviews for advanced reactor and fuel cycle projects that have previously undergone technical review and authorization by the DOE, including through appropriate reliance on DOE technical assessments.

Federal policy support for nuclear fuel development accelerated following a series of executive actions and supply-chain directives beginning in 2021 that identified domestic nuclear fuel production as a national security priority. These initiatives provided the foundation for federal programs such as the DOE’s Advanced Reactor Demonstration Program (“ARDP”) and the High-Assay Low-Enriched Uranium (“HALEU”) Availability Program, both of which established direct demand signals for domestically manufactured advanced nuclear fuel.

Collectively, these technology trends, deployment objectives, demand drivers, and policy initiatives establish a framework intended to support domestic fuel manufacturing, facilitate Advanced Reactor commercialization, and sustain fuel demand over multi-decade operating lifetimes. For industry participants like us who are capable of meeting applicable regulatory, quality assurance, and security requirements, this environment offers the potential for long-term participation in the evolving advanced nuclear ecosystem.

Industry Challenges

While we believe that the market opportunity for our nuclear fuel is significant, there are a number of factors that may cause demand not to develop to the extent, or as quickly, as anticipated, or may otherwise pose headwinds to scaling our business as we have planned.

For example, the Advanced Reactor technologies described above generally remain in varying early stages of development, demonstration, licensing and commercialization and, while we currently expect a number of Advanced Reactors to be demonstrated in 2026, none have been deployed at commercial scale as of the date of this prospectus, and a wide range of technical, regulatory, financial and operational factors could influence the ultimate deployment and commercialization timelines of Advanced Reactor companies.

In addition, even if Advanced Reactors develop at the pace and scale anticipated, TRISO fuel demand depends in part on the availability of enriched uranium, including HALEU, and on customers’ ability to procure, transport and provide feedstock that meets reactor-specific specifications. However, supply of enriched uranium, and specifically HALEU, is currently limited and we do not know when, or if, supplies will increase. For example, for our customers that have reactors that require HALEU, there is presently no commercial supply of HALEU available in the United States and HALEU can only be sourced in limited quantities from the DOE. Despite U.S. government initiatives designed to ensure initial HALEU quantities, including the establishment of the HALEU Availability Program, which was established through the Energy Act of 2020, to ensure access to HALEU for civilian domestic research, development, demonstration, and commercial use, the HALEU program is still in its early stages, and significant progress is required to achieve reliable and scalable production

Further, recent interest in nuclear power in the United States has been driven, in part, by the rapid growth of AI development and the corresponding demand from hyperscale data center operators for reliable, low-carbon energy. This dynamic has been a meaningful catalyst for renewed investment, development activity, and public policy support across the nuclear energy sector, including for various Advanced Reactor designs. However, the trajectory of AI development and adoption, and the associated demand for data center capacity and energy, is inherently uncertain, and a contraction in that market could delay or reduce demand for new nuclear capacity and, in turn, demand for our nuclear fuel products. A slowdown in AI-driven demand for nuclear energy could also reduce the flow of public and private capital into the nuclear sector generally, which has so far benefited from heightened investor interest tied to AI and data center growth. Further, public opinion regarding nuclear energy has historically fluctuated and remains subject to change. Future shifts in public sentiment on nuclear power, whether driven by political, environmental, safety-related or other factors, or as to AI and the benefits of continuing to scale power generation and infrastructure needs in support of AI, could result in lessened support or increased opposition to nuclear power, which could adversely affect regulatory policies, licensing, operations and the overall demand for nuclear energy.

As a result, the timing and success of our customers’ and potential customers’ reactor programs and demand scaling in the industry generally are subject to significant uncertainty and forces outside of our control, and we have limited ability to influence the pace at which Advanced Reactors are developed, deployed and commercialized. If these or any of the other factors anticipated to drive energy demand described in the Wood Mackenzie Report do not materialize, either at all or to the extent currently expected, it could meaningfully reduce the demand opportunity for our TRISO nuclear fuel and adversely impact our anticipated results of operations.

See also “Risk Factors — Our future performance is dependent on the commercialization timelines of advanced reactor developers, which are subject to uncertainty and factors outside of our control,” “Risk Factors — The market for alternative low-carbon energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected,” and “Risk Factors — Our TRISO fuel production is dependent on our customers obtaining enriched uranium (including HALEU) from third-party suppliers and providing it to us for production, and any difficulty in our customers obtaining these materials and/or supplying them to us could adversely affect our business, financial condition, and results of operations.”

The Role of TRISO Fuel

Nuclear fuel that powers the existing U.S. fleet of light-water reactors consists of ceramic uranium dioxide (UO₂) pellets stacked inside long zirconium-alloy metal tubes (or cladding) that form fuel rods. Multiple fuel rods are bundled together to form fuel assemblies. The zirconium alloy cladding provides the primary barrier to fission product release, while water serves as both coolant and moderator and safety depends heavily on maintaining cladding integrity and active cooling.

TRISO fuel is a coated fuel particle architecture originally developed for HTGRs and is known as the “most robust nuclear fuel on earth” according to the DOE. TRISO is designed so that each particle functions as a self-contained containment system: multiple ceramic coating layers surround a fuel kernel and are intended to retain fission products during normal operation and under severe off-normal conditions.

The all-ceramic TRISO architecture enables Advanced Reactor designs to operate at higher temperatures and achieve higher burnup than conventional light-water reactors, which may reduce reliance on large-scale water cooling and high-pressure containment structures in certain reactor configurations. This can significantly reduce nuclear plant capital costs and simplify the engineering required for safe and reliable reactor operation.

Our Manufacturing Process

By combining a proven TRISO architecture with an industrial, manufacturing-first approach, we are positioned to produce fuel products that meet reliability, quality and traceability requirements of commercial customers (including U.S. government-authorized exports to overseas markets) and government customers. Our strategy is focused on industrial-scale production with manufacturing systems designed to support near term fuel qualification (which is the process of demonstrating that a fuel design and specification meets the performance and safety requirements for that fuel form’s specific application within a specific reactor system, as provided to us by the reactor owner/operator, after which we manufacture fuel in compliance with those specifications), and to drive longer-term cost reductions as production volumes increase.

Our TRISO fuel manufacturing platform is designed as a modular, repeatable process built around (i) controlled production units, (ii) automated inspection and monitoring, (iii) data-driven quality controls and (iv) comprehensive documentation and traceability. This modular design is intended to support consistent product quality, scalability across facilities, and compliance with applicable regulatory, security, and safety frameworks. Our processes also incorporate an in-line scrap fuel recycling loop intended to recover and reintroduce usable uranium material, improving material utilization and reducing waste. Maximizing material yield is a core operating objective, and this closed-loop approach increases effective throughput per unit of feedstock and reduces input cost, contributing to a structural cost advantage relative to manufacturing processes with higher material loss or less integrated recovery capabilities.

As a result of our modular manufacturing platform and process, we are able to support industrial scale production at our facilities, which we define as having commercialized manufacturing capability, at our existing Oak Ridge SN-0 facility and, once completed, at our other facilities that is intended for, and capable of, bulk production of TRISO fuel to be delivered to our customers that seek to fuel their reactors. This is effected using established and repeatable manufacturing processes enabling us to commercialize our TRISO fuel production activities and deliver TRISO fuel to Advanced Reactors. Further, the existing manufacturing capacity at our Oak Ridge SN-0 facility is sufficient for us to fully service the nuclear fuel demands of certain existing and prospective customers, demonstrating our ability to operate at industrial scale today. This will be further supported by our additional production capacity expected to come online at our Oak Ridge SN-TN and Idaho SN-ID facilities in the second half of 2026, and additional production capacity we intend to construct and scale at the other facilities described below. In addition, given our modular facility design and approximately one-year build and commissioning timeline per standard facility, we believe we could quickly scale further through the construction of additional production facilities on land we own in Oak Ridge, Tennessee as customer demand warrants. See also “— Expansion Strategy.”

Currently, the primary constraint on our ability to further scale production operations is obtaining the regulatory authorizations required to commission and operate additional production facilities and install incremental modular processing equipment, together with completion of associated safety reviews and operational approvals. While our existing Oak Ridge SN-0 pilot facility is authorized to possess and process meaningful quantities of enriched uranium feedstock, future capacity expansion is expected to occur principally through our other or additional facilities. See also “— Regulatory Status of our Facilities.”

Our manufacturing sequence begins with receipt of enriched uranium oxide feedstock (or deconversion of enriched uranium hexafluoride (UF₆) as needed into uranium oxide feedstock) to be used in subsequent fabrication steps and consists of the principal stages described below, each comprising a single module that is “design frozen” and can be replicated to scale, meaning that the core process flow, equipment configuration, and facility integration across these stages has been standardized following initial development, and are not expected to require material modification for subsequent deployments. This standardization is intended to support consistent product quality, streamline regulatory and engineering requirements, and enable repeatable, parallel deployment of additional modules across facilities. We believe this approach reduces engineering complexity, shortens deployment timelines, and lowers execution risk relative to bespoke, facility-specific designs.

•        Kernel Formation — Forming the uranium oxide feedstock into high-density spherical fuel kernels with controlled geometry and material properties tailored to specifications provided to us by our customers.

•        TRISO Coating — Applying successive coating layers (including carbon and silicon carbide layers) to the fuel kernels using high-temperature coating systems to create the structural and containment architectures of the TRISO particles. We monitor the coating thickness, uniformity, and defect rates to ensure conformance with customer specifications.

•        Fuel Form Fabrication — Converting the coating particles into the customer-specified fuel form (e.g., compacts, pebbles or other geometries), including embedding particles in a matrix where required. We inspect the finished fuel forms using destructive and/or non-destructive methods, as appropriate and required by the final fuel form specification.

•        Characterization and Certification — Performing testing and analysis throughout the entire manufacturing process to verify that the fuel forms meet the intended specifications and to support quality documentation, traceability and regulatory requirements.

•        Packaging and Shipment — Packaging finished fuel forms in approved fissile material containers designed to meet applicable NRC, DOE, and/or other regulatory requirements and delivering these fuel forms to our customers.

Our Facilities

We launched our commercial journey by establishing operations at the historic K-25 Site in Oak Ridge, TN — the site of the world’s first large-scale uranium enrichment. Our Oak Ridge SN-0 facility, which is operational today, is equipped with specialized infrastructure, a workforce experienced in regulated nuclear operations, and an operating environment with deep institutional familiarity with nuclear materials, safety, and compliance. Since beginning our operations, we are continuously looking to expand our manufacturing capabilities and facilities, and are currently completing construction and anticipate bringing our Oak Ridge SN-TN and Idaho SN-ID facilities online in the second half of 2026, both upon completion of a readiness review for each facility conducted in accordance with applicable DOE requirements. We also plan to operate an additional facility in Richland, Washington with our joint venture partner, Framatome, Inc. (“Framatome”).

Our Oak Ridge SN-0, Oak Ridge SN-TN and Idaho SN-ID facilities operate, or are anticipated to operate, under DOE authorization for the possession and processing of nuclear materials, and we intend to leverage an existing NRC license granted to our joint venture partner, Framatome, at the Richland SN-F Facility. In September 2024, Framatome, the 10 CFR Part 70 licensee for the Richland, Washington SN-F facility, submitted an NRC license amendment request (the “LAR”) to the NRC for approval to amend Framatome’s existing NRC license to permit the manufacturing of our advanced fuel products, including TRISO, at that facility. The LAR was approved by the NRC in June 2026 and the joint venture plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews. See “— Our Strategic Partnerships — Framatome.” In addition, we own additional land in Oak Ridge, Tennessee that is located in proximity to other industry participants’ sites in Tennessee and we believe could be used to construct further production facilities as demand warrants, in addition to SN-TN20. See also “Business — Expansion Strategy.”

•        Oak Ridge SN-0 Facility: Located in Oak Ridge, Tennessee, our Oak Ridge SN-0 production facility is operational today and can produce 500 kgU of finished fuel per year, based on our current process yield.

•        Oak Ridge SN-TN Facility: Located in Oak Ridge, Tennessee, our Oak Ridge SN-TN production facility is currently under construction and is anticipated to come online in the second half of 2026. While it is currently slated to produce 1 MTU of finished fuel per year, once operational, SN-TN’s footprint is designed for seamless scaling, allowing for a potential throughput capacity of 2.5 MTU per year without requiring additional land.

•        Idaho SN-ID Facility: Located in Idaho Falls, Idaho, SN-ID has been designed to be a carbon copy of our Oak Ridge SN-TN facility, mirroring the 1 MTU anticipated initial capacity at Oak Ridge SN-TN with the same 2.5 MTU peak throughput capacity potential based on our current process yield. We intend to operate our Idaho Facility on DOE land pursuant to a long-term lease, which allows us to plug directly into the DOE contracting complex and provide streamlined nuclear fuel support for the DOE, Department of War, NASA, and other critical government missions. The Idaho SN-ID production facility is currently under construction and we expect it to come online in the second half of 2026.

•        Richland SN-F Facility: We have formed Standard Nuclear × Framatome LLC, a joint venture with Framatome. The SN Framatome JV will establish a facility for the manufacture of TRISO fuel particles and other TRISO-based fuel forms, which will be located at Framatome’s existing nuclear fuel manufacturing facility in Richland, Washington. We believe the Richland SN-F Facility will benefit from our modular equipment and would initially be scalable to up to 2.5 MTU, and can be enabled to establish up to a peak 20 MTU, of throughput capacity potential based on our current process yield, while leveraging Framatome’s decades of experience in light-water reactor fuel production. In addition, by utilizing Framatome’s existing infrastructure and commercial relationships, Standard Nuclear × Framatome LLC can help integrate Standard Nuclear into an established global value chain. The joint venture plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews.

•        Oak Ridge SN-TN20 Facility: We are also planning our additional Oak Ridge SN-TN20 facility in Oak Ridge, Tennessee, which we intend to enable with our modular equipment to establish an additional 20 MTU of production capacity. While construction has not yet begun, we have acquired the land on which we intend to build the SN-TN20 facility. Once construction is complete, we expect to install and commission production modules on a phased basis, progressively increasing the facility’s output as additional modules come online and reaching full operational capacity thereafter.

Regulatory Status of Our Facilities

Oak Ridge SN-0 Facility

Our Oak Ridge SN-0 facility is authorized by the DOE to possess HALEU and process it into advanced nuclear fuel under its existing safety basis. The Oak Ridge SN-0 facility is operational today and supports our current commercial fuel manufacturing activities, including work under existing customer agreements and the DOE Fuel Line Pilot Program. SN-0 is a less than Hazard Category III facility. Its authorized possession limits for enriched uranium feedstock vary based on enrichment level and operating configuration, and currently permit possession of quantities sufficient to support production of approximately 0.5 MTU of TRISO fuel per year, based on our current process yield. Rather than seeking expanded authorization at the Oak Ridge SN-0 facility, our scaling strategy is to commission additional production capacity at our Oak Ridge SN-TN, Idaho SN-ID, Oak Ridge SN-TN20 and Richland SN-F facilities, each of which is described below, and potential additional facilities in the future. We may seek future modifications to the Oak Ridge SN-0 facility’s existing safety basis or other authorizations to support additional volumes or process configurations at that facility, but do not currently view any such modifications as necessary to execute our near-term operating plan.

Oak Ridge SN-TN and Idaho SN-ID Facilities

Our planned Oak Ridge SN-TN and Idaho SN-ID facilities are each anticipated to operate under DOE regulatory authority pursuant to DOE-STD-1271-2025, “Authorization Pathway for Nuclear Facilities,” which establishes the framework for the documented safety basis required to commence and sustain nuclear operations at DOE facilities. The principal milestones in this authorization process are:

•        Nuclear Safety Design Agreement (NSDA).    We have received DOE approval of an NSDA for each of the Oak Ridge SN-TN and Idaho SN-ID facilities, establishing the regulatory framework, safety design objectives and the critical milestones required to obtain final authorization to commence operations at each facility.

•        Preliminary Documented Safety Analysis (PDSA).    We have submitted a PDSA (which is documentation prepared in connection with design and construction of a new facility, that provides a reasonable basis for the preliminary conclusion that the facility can be operated safely) for each of the Oak Ridge SN-TN and Idaho SN-ID facilities, have received initial positive feedback from the DOE, and anticipate DOE approval of each PDSA in the near term, subject to the DOE’s review schedule and potential requests for additional information.

•        Documented Safety Analysis (DSA).    Following positive DOE feedback on our PDSA submissions, we are preparing the DSA (which is a formal documented analysis of how the nuclear facility can be operated safely with respect to workers, the public, and the environment, including a description of the conditions, safe boundaries, and hazard controls that provide the basis for ensuring safety) for each of the Oak Ridge SN-TN and Idaho SN-ID facilities for parallel submission to the DOE.

•        Readiness Review and Authorization to Operate.    After DOE approval of the DSA, each facility must complete a DOE-led operational readiness review before receiving authorization to commence operations. We anticipate full DOE approval of the DSAs and completion of readiness reviews for both facilities in the second half of 2026, although the timing is subject to, among other things, the DOE’s schedule, the satisfaction of the NSDA conditions and the readiness review process, as well as other factors described under “Risk Factors” elsewhere in this prospectus.

The Oak Ridge SN-TN and Idaho SN-ID facilities are each expected to be authorized as DOE Hazard Category II facilities. We expect to initially install sufficient equipment at each facility to support throughput production capacity of up to 1 MTU of TRISO fuel per year. As a DOE Hazard Category II facility, the primary constraint on future capacity expansions at these facilities is expected to be additional regulatory approvals associated with the installation and operation of incremental modular equipment and related safety reviews, rather than increases in authorized enriched uranium possession quantities. While we do have certain possession limits in place with respect to our facilities, such limits do not apply to TRISO fuel held on site in our storage containers, and we do not expect the possession limits to which our facilities are subject to be a meaningful impediment to our ability to scale our facilities and obtain appropriate regulatory approvals to produce our target throughput of TRISO fuel concurrently with receiving regulatory approval to expand our modular production capacity at any of our facilities.

Oak Ridge SN-TN20 Facility

Our planned Oak Ridge SN-TN20 facility is expected to be located on the Oak Ridge Reservation in Tennessee. We expect to initiate the formal NSDA, PDSA, DSA and readiness review process once the Oak Ridge SN-TN facility achieves authorized operations and the design basis for the Oak Ridge SN-TN20 facility has been finalized. As of the date of this prospectus, we have not initiated the formal NSDA process for the Oak Ridge SN-TN20 facility, the regulatory schedule remains subject to development and we have not yet begun construction.

Richland SN-F Facility

Our Richland SN-F facility is operated by Standard Nuclear × Framatome LLC and is located within Framatome’s existing NRC-licensed nuclear fuel cycle facility in Richland, Washington. Operations at the Richland SN-F facility are subject to NRC oversight under 10 CFR Part 70, in contrast to our DOE-jurisdictional sites.

To accommodate TRISO-based fuel production at the Richland SN-F facility, the joint venture directed Framatome to submit a license amendment request to the NRC to identify the new hazards associated with TRISO fuel production and establish corresponding safety controls. The LAR was submitted in September 2024 and was approved in June 2026, with operations at the Richland SN-F facility expected to commence in 2027 pending equipment installation, qualification activities and readiness reviews.

DOE and NRC Memorandum of Understanding

The DOE and NRC operate under a Memorandum of Understanding, currently based on Addendum No. 9 thereto, which provides a framework for coordinated oversight and streamlined transition of nuclear facilities from DOE authorization to NRC licensing if such a transition is pursued by a licensee. We may utilize this pathway in the future to transition certain DOE-jurisdictional operations to NRC oversight, including in connection with the long-term scaling of the Oak Ridge SN-TN or Oak Ridge SN-TN20 facilities. To support the potential future use of this pathway, we have engaged with the NRC for the NRC’s observation of the DOE authorization process for our Oak Ridge SN-TN and Idaho SN-ID facilities. We have not made any binding commitment to pursue an NRC transition for any DOE-jurisdictional facility and any such transition would require a separate licensing process and approvals, however, we anticipate transitioning some or all of our DOE-jurisdiction facilities to NRC licensing and oversight in the future as we continue to scale and commercialize our business.

Expansion Strategy

Our expansion strategy, “Replicate, Don’t Redesign,” emphasizes repeatable, licensed, building blocks rather than bespoke scale-ups. This strategy is intended to increase throughput by deploying our existing standardized, reliable manufacturing modules at new and existing sites, reducing technical and licensing risk. Modules can operate on independent shift schedules while sharing centralized utilities, analytical lab support and waste-management systems, enabling incremental capacity additions within an established licensing and operating framework. This architecture is designed for sustained commercial production, not pilot-scale demonstration, and our plans for our Oak Ridge, Idaho Falls and Richland facilities are part of our broader scaling strategy to target up to 40 MTU of aggregate run-rate TRISO production capacity, which we expect to achieve no earlier than 2030, unless additional demand materializes earlier and results in an acceleration of our business plan.

Despite the industry challenges outlined above under “— Industry Challenges,” we believe our path to our target of up to 40 MTU reflects a flexible approach to deploying additional capacity across our existing and planned sites. We currently expect the majority of expansion to be driven by our planned Oak Ridge SN-TN20 facility, which we expect to come online on a modular basis to up to 20 MTU of production capacity, together with continued modular expansion at the Richland SN-F Facility and build-out of other sites.

In particular, we own additional land in Oak Ridge, Tennessee that is located in proximity to other industry participants’ sites in Tennessee, which we intend to use for the construction of additional production facilities as demand warrants to achieve our scaling goals. Given our modular facility design and approximately one-year build and commissioning timeline per standard facility, this additional land provides us with the optionality to determine how best to scale to our target of up to 40 MTU of production capacity and respond to increases in customer demand by either constructing new facilities or deploying additional standardized production modules at available sites that are not yet fully utilized.

Our actual installed production capacity will depend on a number of variables including, among other things, the timing of customer demand, the timing and outcome of required regulatory approvals, our ability to commission and qualify production lines on schedule, and the availability of long-lead-time equipment, as well as other factors described under “Risk Factors.” See also “— Regulatory Status of Our Facilities” and “Business — Expansion Strategy” for further discussion of our target production capacity and the underlying assumptions.

Our Business Model

Our business model is designed as a reactor-agnostic, pure-play manufacturing platform. This approach allows us to supply fuel across a broad range of next-generation reactor designs without exposure to the capital intensity, or technology-specific risks associated with owning or operating nuclear generation assets.

We believe our flexibility positions us as a critical supply-chain participant in the commercialization of advanced nuclear technologies. However, our business model remains subject to the same development-stage and supply-chain uncertainties that affect the broader Advanced Reactor ecosystem. Our customers’ SMR and microreactor programs may not commercialize on the timelines we expect, if at all, and our ability to execute long-term fuel supply arrangements, and to obtain our anticipated pricing for such arrangements, depends on customers obtaining reactor approvals, finalizing fuel specifications, securing financing and obtaining and delivering enriched uranium feedstock, including HALEU, to us that meets applicable requirements. If these conditions are delayed or do not occur, our fuel demand, production utilization, unit economics, revenue timing and ability to expand capacity could be materially adversely affected. See also “— Industry Challenges.”

This discussion should be read in conjunction with the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

TRISO Fuel Pricing Expectations

Based on the factors set forth below, we expect initial pricing of our TRISO fuel and our ability to generate revenue to reflect current market conditions, including limited supply availability, our anticipated initial market share of nuclear fuel manufacturing, and expectations regarding nuclear fuel’s overall market share in the domestic fuel market.

While the ultimate price will depend on market conditions at the time our facilities come online, our current customer order book reflects assumed TRISO pricing of approximately $50.0 – 80.0 million per MTU. Management’s analysis, informed by contracted customer agreements and those in negotiation, expected inputs and operating costs, and publicly available disclosures relating to anticipated TRISO-fueled projects from the DOE and other industry participants, is that TRISO pricing per MTU will compress as additional TRISO fabrication capacity comes online from other suppliers.

In establishing our TRISO fuel pricing assumptions, we took into account our existing customer agreements, as well as comparable competitors’ pricing models.

•        Existing customer agreements.    Our expectations for future TRISO fuel pricing are informed, in part, by our negotiations with prospective customers and the commitments contained in customer agreements entered into as of the date of this prospectus, including in connection with our total contract backlog of up to $245 million and our pipeline of $986 million in potential additional prospective fuel order opportunities (that we expect to be available either directly to us or through our joint venture with Framatome), which provide us with visibility into potential per-MTU pricing terms that customers are prepared to accept for delivery between 2026 through 2030. See also “Our Competitive Strengths — Strong Backlog Visibility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.”

•        Competitor and comparable program pricing.    Management has analyzed publicly disclosed contract awards associated with TRISO-related fuel development conducted through Idaho National Laboratory (“INL”), including an approximately $37 million award announced in June 2022 in connection with the Project Pele program. Based on management’s estimate of a prototype core size on the order of approximately 200 kilograms of uranium (0.2 MTU), such contract value would imply a normalized cost on the order of approximately $185 million per MTU. Management has also considered total publicly disclosed program-level expenditures for Project Pele, of which the $37 million award forms a part, including an approximately $300 million cost-type contract awarded by the Department of Defense’s Strategic Capabilities Office. When normalized over estimated prototype core fuel quantities, such total program-level expenditures would imply costs significantly in excess of our anticipated TRISO fuel pricing range; however, we believe such values reflect fully burdened FOAK system-level costs, including engineering, fabrication, testing and program management, and we do not believe they are representative of standalone fuel pricing. Management believes that such costs are likely to decline over time with scale, learning effects and repeat production, and therefore are not representative of expected pricing for subsequent cores or commercial-scale supply.

Our assumed pricing is also informed by the relationship between the estimated market sale price and the underlying cost structure required to fabricate TRISO fuel at scale, and in particular direct production costs and indirect operating costs, each of which is discussed further below.

•        Direct Costs.    Direct costs represent ongoing, fixed expenses for TRISO production, including direct production labor, consumables, utilities, and facility overhead.

•        Indirect Costs.    Indirect costs represent indirect operating costs related to TRISO fabrication, including facilities, administrative expenses, licenses and other expenses.

The estimates described above represent management’s current judgment of the prospective initial market sale price for our TRISO fuel and our realized prices on any particular transaction may differ from this range, in some cases materially. Realized prices and our ability to achieve any sales at a particular price are subject to a number of factors including pricing pressure from customers, competitor entry, scaling and yield outcomes and regulatory developments, as well as other factors described under “Risk Factors” elsewhere in this prospectus.

Our Customers

Our existing customer base as of the date of this prospectus spans two principal categories:

•        Developers of Advanced Reactors designing SMRs and microreactors that require TRISO fuel. Engagements often begin with Fuel Development Agreements (e.g., consulting, testing, and sample production) and progress to Fuel Sales Agreements for metric tons of fuel. Our Fuel Sales Agreements typically include related non-refundable customer deposits made well in advance of fuel delivery, as well as milestone payment obligations for our customers.

•        Federal agencies pursuing HALEU-fueled demonstration reactors and mobile microreactor systems, including mission deployments (e.g., space power and forward operating deployments). These contracts often involve specialized fuel development and long-term production commitments.

Consistent with the legacy nuclear fuel procurement dynamics for the operating U.S. nuclear reactor fleet, we believe project owners and operators will be the eventual long-term counterparties for fuel contracts. This may include utilities, independent power producers, government agencies and other qualified independent reactor owner-operators.

Our Competitive Strengths

Our key competitive strengths include:

1.      U.S.’s Only Industrial-Scale Advanced Nuclear Fuel Company

We believe we are the only company in the United States with industrial-scale TRISO fuel fabrication capabilities to date. While certain of our competitors have existing TRISO manufacturing technology and operate facilities that are currently capable of receiving enriched uranium feedstock and manufacturing TRISO fuel, we believe we are the only company in the United States with industrial-scale TRISO fuel fabrication facilities, based on our existing installed TRISO fuel production capacity, as well as our modular, scalable manufacturing process, which provides us with the ability to, and through which we plan to, meaningfully scale our output capacity of TRISO fuel in the future. Our Oak Ridge SN-0 facility is operational today and our Oak Ridge SN-TN and Idaho SN-ID facilities, once operational, will operate under DOE authorization alongside our Oak Ridge SN-0 facility. In addition, the Richland SN-F Facility will operate under NRC authorization pursuant to our joint venture with Framatome. In contrast to facilities that are solely able to produce TRISO fuel for R&D or reactor demonstration purposes, the equipment at our existing Oak Ridge SN-0 facility and, once completed, at our other facilities, is intended for, and capable of, bulk production of TRISO fuel to be delivered to our customers that seek to fuel their reactors. This is effected using established and repeatable manufacturing processes enabling us to commercialize our TRISO fuel production activities and deliver TRISO fuel to Advanced Reactors.

Once all of our initial facilities are operational, based on our assumptions that each TRISO production line is constructed, online, and operating at intended production capacity, we expect the combined initial run-rate annual throughput capacity of our SN-0, SN-TN, SN-ID and SN-F facilities will be 3.5 MTU of TRISO fuel (0.5 MTU, 1.0 MTU, 1.0 MTU and 1.0 MTU respectively), sufficient to support roughly 5,600 GWh of thermal energy output from Advanced Reactors, with capacity further scaling to up to 8 MTU upon the modular expansion of our SN-TN, SN-ID and SN-F facilities to up to 2.5 MTU of throughput production capacity each, and target scalability of up to 40 MTU of aggregate run-rate production capacity through our planned SN-TN20 facility, prospective continued modular expansion of capacity at SN-F and through the construction of other potential facilities as demand warrants. For example, we own land in Oak Ridge, Tennessee that is located in proximity to other industry participants’ sites in Tennessee and we believe could be used to construct further production facilities, in addition to SN-TN20.

2.      Technology-Agnostic Approach Driving Large and Growing TAM and SAM

We operate a technology-agnostic advanced nuclear fuel manufacturing model that allows us to serve customers utilizing various reactor designs, rather than being vertically integrated with a single proprietary reactor design.

By decoupling fuel fabrication from reactor ownership, we can operate as an independent advanced fuel supplier, aligning commercial and operational incentives with reactor vendor and plant operator customers, avoiding the conflict of interest commonly associated with vertically integrated fuel-reactor models.

By serving multiple reactor developers across different designs and deployment timelines, we reduce reliance on any single reactor program and can benefit from a diversified customer portfolio, reducing customer concentration risk and smoothing demand.

In addition, through our experience and expertise with the nuclear fuel cycle, we believe additional opportunities may be available in the future for advanced nuclear fuel and feedstock processing, containers for fissile material transport, and shipping logistics, among other things.

We also estimate a total addressable market (“TAM”) of approximately 11.5 GWe per year of TRISO fuel for advanced reactor deployments by 2035. This estimate is informed by the Wood Mackenzie Report, which projects “mid-case” cumulative TRISO fuel demand of approximately 7.0 GWe by 2035 and “high case” cumulative TRISO fuel demand of approximately 27.5 GWe by 2035. The Wood Mackenzie “mid-case” assumes that (i) government initiatives effectively support HALEU supply and streamlined licensing, (ii) FOAK demonstrations and deployments are largely successful and drive NOAK learning curves, and (iii) supply chain and workforce capacity scale with demand. The Wood Mackenzie “high-case” assumes that (i) government initiatives have an even more accelerated effect on private sector adoption and unlock abundant HALEU supply, (ii) the first wave of reactor demonstrations and FOAK deployments are almost all successful and drive rapid NOAK learning curves, accelerating adoption even in cost sensitive and technologically conservative segments like utilities and industrials, and (iii) TRISO-based reactors begin to out-compete alternative platforms.

Our TAM estimate of 11.5 GWe reflects management’s belief that demand for TRISO fuel in 2035 will exceed the Wood Mackenzie “mid-case” but remain significantly beneath Wood Mackenzie’s “high-case” demand. Management’s perspective is driven by, among other things, management’s assessment of the likelihood of certain publicly disclosed reactor development programs reaching completion on the timelines projected by the reactor developers. In particular, based on management’s industry expertise and discussions with a wide range of nuclear reactor developers and project owners, management placed a greater weighting on the likelihood of certain such publicly announced reactor projects achieving commercial deployment on a timely basis than the Wood Mackenzie “mid-case,” which management estimates would result in higher anticipated aggregate TRISO fuel demand by 2035 than is reflected in the Wood Mackenzie mid-case assessment.

In contrast, in the period from the date of this prospectus through 2030, consistent with the Wood Mackenzie mid-case, we estimate annual TRISO fuel demand associated with Advanced Reactors will reach approximately 1.5 GWe, resulting in estimated cumulative demand of approximately 3.2 GWe over the period from 2026 through 2030 as reactors are phased onto the grid. Applying our assumption of TRISO fuel pricing at approximately $50 – $80 million per MTU and approximately 16 MTU of TRISO fuel per GWe, based on the blended average fuel requirement across the mix of Advanced Reactor types management expects to be deployed at that time, we believe our cumulative dollar-denominated TAM through 2030 will be over $4 billion.

Furthermore, we estimate our cumulative serviceable addressable market (“SAM”) opportunity to be approximately $3.2 billion, representing approximately three quarters of the estimated TAM through 2030. The SAM reflects management’s assumptions as to the prospective market opportunity that may be available to us, taking into account our current and anticipated manufacturing capabilities, participation in key fuel qualification programs, and ongoing commercial engagement with reactor developers and project owners, as well as management’s assessment that, in a near-term market with initially limited supply availability and limited competition from other industry participants able to deliver TRISO fuel at scale, we could have the opportunity to service a substantial portion of the total available market opportunity for TRISO fuel, as balanced by management’s expectations relating to both our and prospective competitors’ ability to scale during this period to pursue the TAM opportunity. The $3.2 billion SAM estimate includes the potential fuel orders and contract backlog described below and should not be viewed as incremental to those amounts. See also “Industry and Market Opportunity” for more information.

The TAM and SAM estimates represent management’s assessment of the market opportunity that may be available to our business and are not a forecast of revenue or a representation that we will achieve any particular level of market share. We are an early-stage company with limited historical revenue, and there can be no assurance that the Advanced Reactor market will develop at the pace or scale reflected in these estimates, or that we will be able to capture the share of addressable demand contemplated by our SAM analysis.

3.      Specialization in TRISO, a Highly Configurable Fuel That Can Enable the Nuclear Renaissance

We are primarily focused on TRISO fuel due to its inherent robustness and fuel-level containment characteristics, which support simplified reactor designs, passive safety performance and predictable operation.

TRISO fuel incorporates multiple concentric containment layers, designed to retain fission product under high temperatures and a wide range of operating conditions. These fuel-level characteristics provide intrinsic performance and safety benefits that reduce or eliminate the need for reliance on complex and active safety systems at the reactor level, which are typically needed for conventional light-water reactors.

The DOE describes TRISO fuel as the “most robust nuclear fuel on Earth,” noting that TRISO particles are more stable than traditional nuclear fuels and cannot melt under non-normal operating conditions.

These attributes are designed to translate to enhanced overall safety, lower capital intensity, reduced construction risk and improved schedule certainty relative to more system-dependent fuel technologies.

4.      Competitive Intellectual Property Moat Built for Scalability

We retain ownership of our proprietary manufacturing processes, quality systems and operational know-how required to produce the TRISO-based fuels that meet our customers’ unique specifications, including the final attributes and characteristics of the fuel products we deliver. Each step of our manufacturing process is protected by our intellectual property or other proprietary rights, which we believe gives us a competitive advantage over other companies that may rely on third-party input or licenses. While our customers define the specifications for the final fuel products they receive (the ‘what’), we retain ownership of the underlying manufacturing methodologies, proprietary processes, and technical know-how (the ‘how’) utilized to arrive at those specifications.

This differentiation is based less on any one or more standalone patents and more on our process expertise, including equipment configuration, process control and monitoring parameters, quality assurance methodologies and manufacturing expertise accumulated over repeated production cycles.

Our competitive advantage is driven by our accumulated manufacturing experience, process control expertise and regulatory qualifications embedded in our platform, which we believe are hard to replicate and can improve with scale.

We expect this approach to reduce customer capital and execution risk while potentially creating high switching costs and durable differentiation as the nuclear industry evolves.

5.      Purpose-Built, Efficient Operational Facilities

Our facilities are purpose-built for advanced nuclear fuel manufacturing, with an emphasis on centralized process control, regulatory rigor and scalable operations. We have invested in specialized equipment, integrated quality systems, and experienced operating teams to support repeatable production, continuous improvement and consistent performance as volume increases. We believe this disciplined, infrastructure-oriented approach positions our facilities at the leading edge of advanced nuclear fuel manufacturing and will support the market as it transitions into commercial deployments.

We have been deliberate about leaving the laboratory setting and operating at industrial scale, by leveraging our initial R&D activities to develop modular equipment and repeatable manufacturing processes that are intended to support consistent product quality and be scalable across facilities in compliance with applicable regulatory, security, and safety frameworks, allowing us to commercialize our manufacturing capability in a manner designed for sustained, high-throughput output and scalable expansion. This head start has also allowed us to internalize critical lessons and refine risk-mitigation strategies that only come from real-world, high-volume production operations.

6.      Strong Backlog Visibility

We benefit from enhanced visibility into our customer pipeline due to long lead times and the technical specificity associated with our customers’ fuel requests. This visibility is further enhanced by our value proposition as the only independent advanced fuel supplier that is currently able to operate at-scale, ensuring trust and alignment with our customers, and enables a head start on any future competition. Fuel specifications are typically defined early in the reactor development process and require close coordination, resulting in structured commercial arrangements that may include Fuel Development Agreements and Fuel Sales Agreements that are often entered into well in advance of fuel delivery.

Our Fuel Development Agreements are customer-funded development arrangements under which we collaborate with customers to define reactor-specific fuel requirements and perform development activities to enable production of fuel that meets a customer’s fuel specifications. The arrangements may include consulting, testing, and production of surrogate fuel and typically run six to twelve months, establishing technical baselines and commercial terms for future production. These development efforts allow us to establish and validate the process parameters and key manufacturing inputs necessary to reliably meet the customer’s specifications at scale.

Our Fuel Sales Agreement structure requires upfront customer deposit payments upon order, and milestone-based payments tied to production progress and payments for work performed to date, subject to minimum payment provisions, in the event of early termination. Under this structure, customers commit to provide deposits in advance of executing a definitive Fuel Sales Agreement and express intent to purchase specified quantities of fuel, with such deposits generally credited toward future fuel purchases. These deposits may become non-refundable upon achievement of agreed milestones and, in certain cases, may be retained by us if a customer elects not to proceed with a definitive Fuel Sales Agreement. However, delivery of fuel remains contingent upon execution of such definitive agreements. These payments provide visibility into customer demand and support production planning and capacity allocation. We believe this commercial structure supports disciplined capacity planning and reduces demand uncertainty.

As of the date of this prospectus, we are in the process of negotiating contracts for approximately $986 million in potential additional prospective fuel order opportunities, which we refer to as our “qualified pipeline.” Our qualified pipeline represents vetted potential sales opportunities which are not yet subject to executed agreements, represent non-binding indications of interest and remain subject to negotiation of commercial terms and other conditions. This also includes vetted potential sales opportunities that would be serviced through our joint venture with Framatome, if definitive agreements are entered into. We make no assurance that any agreements with parties in our qualified pipeline will be entered into on the terms we anticipate or at all. See “Risk Factors.”

Additionally, as of the date of this prospectus, we have up to $245 million total contract backlog, reflecting $65 million of funded backlog, $157 million of purchase options associated with executed contracts and $23 million of contingent unfunded backlog, each as described below. Collectively, our total contract backlog reflects amounts due under certain Fuel Development Agreements and Fuel Sales Agreements, together with our customers’ aggregate minimum order commitments, contractually granted purchase options and intent-to-purchase amounts in connection with existing customer deposit arrangements.

Approximately $65 million of our contract backlog, which we refer to as our “funded” backlog, relates to executed Fuel Development Agreements and binding commitments for fuel delivery.

Approximately $157 million of our contract backlog, which we refer to as “purchase options under executed contracts,” represents the dollar value of contractually granted but unexercised customer options to purchase additional fuel under existing agreements, including extension options, follow-on purchase rights, and volume options at predetermined or formula-based pricing. We use this metric to assess potential incremental demand from our existing customer base and to inform our capacity planning, though option exercise is at the sole discretion of the counterparty and there can be no assurance that any such option will be exercised or result in revenue. Option values are not reflected in our financial statements until exercised and converted to funded backlog.

The remaining $23 million of this backlog, which we refer to as our “unfunded” backlog, relates to arrangements that are contingent upon the execution of definitive Fuel Sales Agreements (or, in certain cases, definitive Fuel Development Agreements) and do not yet constitute binding commitments for fuel delivery. We use this metric as a distinction from contracted funded backlog to assess the breadth of prospective demand and to inform our capacity expansion planning, though these unfunded opportunities are not reflected in our financial statements and there can be no assurance that any such opportunity will result in a binding agreement or revenue. The contingent portion of the backlog primarily relates to offtake, capacity reservation or similar arrangements pursuant to which customers have made deposits or otherwise reserved or expressed an intent to purchase future TRISO fuel supply, but which remain subject to negotiation and execution of definitive agreements and are subject to various conditions, including customer performance and our ability to meet contractual and regulatory requirements, and therefore may not ultimately be realized as revenue.

Our approximately $986 million of qualified pipeline is not inclusive of our total contract backlog of up to $245 million.

Below is a table detailing our qualified pipeline and total contract backlog:

	Value ($mm)	Description
Qualified pipeline	986	Potential fuel orders under negotiation either directly through Standard Nuclear or via our joint venture with Framatome.
Total Contract Backlog	245	Represents funded backlog, purchase options under executed contracts and unfunded backlog, each as detailed below.
Funded	65	Represents contracted fuel sales under binding commitments or agreements with firm delivery obligations, which provides direct visibility into near-term revenue.
Purchase Option under Executed Contracts	157

Represents the dollar value of contractually granted but unexercised customer options to purchase additional fuel under existing agreements, including extension options, follow-on purchase rights, and volume options at predetermined or formula-based pricing.

Unfunded	23	Represents the dollar value of intended fuel sales under memoranda of understanding, non-binding framework agreements or term sheets, and letters of intent.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators” for additional information.

7.      Significant Government Support

We participate in U.S. government initiatives designed to strengthen the domestic advanced nuclear fuel supply chain. We were selected by the DOE as the first recipient of the Fuel Line Pilot Program contract to support the development and operation of TRISO fuel fabrication capabilities, and we have entered into the OTA as a prime contractor to the DOE. We believe participation in these programs reflects our alignment with U.S. domestic energy policy and security priorities and supports the development and operation of TRISO fuel fabrication capabilities, including scale up and readiness for commercial deployment.

Our customers also include other U.S. government agencies (e.g., NASA), other DOE prime contractors, and national defense programs, who we support through the development and supply of advanced nuclear fuels required to power critical infrastructure both on Earth and in space, informing the future of our energy independence and national security.

8.      World-Class Management Team

Our management team brings significant execution-oriented experience and extensive track record in advanced nuclear fuel and infrastructure development and manufacturing which helps us reduce technical and operational risk at scale. Our leadership and technical staff include engineers and operators with prior experience in nuclear fuel fabrication, materials science, manufacturing scale-up and engagement with U.S. government agencies and national laboratories.

Unlike competitors where teams are focused on both reactor design and research, our workforce is oriented toward building, deploying and producing nuclear fuel cycle facilities and infrastructure at industrial scale.

Our Strategic Partnerships

Department of Energy Partnership

Pilot Program

In August 2025, the DOE announced Standard Nuclear as the first U.S. company selected under its newly established Fuel Line Pilot Program, marking the first pilot project for advanced nuclear fuel lines, and we entered into the OTA as a prime contractor to the DOE in September 2025 to build, operate, and commission advanced fuel fabrication facilities at our Oak Ridge Facilities and Idaho Facility. The DOE stated that this initiative was issued in accordance with President Trump’s Executive Order Deploying Advanced Nuclear Reactors for National Security and is designed to strengthen domestic nuclear fuel supply chains and “help eliminate America’s reliance on foreign sources of enriched uranium and critical materials,” while enabling private-sector investment in U.S. nuclear energy development.

Additionally, the DOE fuel line pilot program directly supports DOE’s Reactor Pilot Program, which aims to have at least three advanced reactor designs achieve criticality by July 4, 2026, and both pilot programs advance the implementation of executive orders designed to reform reactor testing and deploy nuclear technologies for national security.

In parallel, the DOE’s Loan Programs Office has signaled support for domestic nuclear manufacturing under its Title XVII authority, reflecting a policy emphasis on rebuilding U.S. nuclear supply-chain infrastructure. The Department of War is also advancing microreactor demonstration and deployment programs, including initiatives at Idaho National Laboratory, further reinforcing demand for qualified advanced nuclear fuel.

Surplus Plutonium Utilization Program

In June 2026, we were selected by the DOE for advanced negotiations under the Surplus Plutonium Utilization Program, which was established in accordance with President Trump’s Executive Order Reinvigorating the Nuclear Industrial Base. The program aims to demonstrate disposition through use by making designated surplus plutonium material available to industry participants and enabling the conversion of those materials into fuel for advanced nuclear reactors. Plutonium is an energy-dense feedstock that is expected to be well-suited for safe, productive consumption as advanced nuclear fuel. As the only participant in the Surplus Plutonium Utilization Program without a proprietary reactor program, we intend to fabricate plutonium-based TRISO fuel as an independent supplier to any advanced reactor developer seeking to utilize this material. As of the date of this prospectus, we have not yet commenced any activities under the Surplus Plutonium Utilization Program.

Our participation in the program does not obligate us to any operations relating to the program and there can be no assurance that our participation in the program will generate revenue.

Framatome Joint Venture

We have formed a joint venture with Framatome, organized as a Delaware limited liability company under the name “Standard Nuclear × Framatome LLC” (the “SN Framatome JV”), the purpose of which is to manufacture and bring advanced fuel products, including TRISO fuel particles and other TRISO-based fuel forms, to market. The SN Framatome JV plans to utilize Framatome’s existing Richland, Washington nuclear fuel manufacturing facility, which has been approved by the NRC to allow the manufacture of TRISO fuel by the joint venture pursuant to an amendment to the NRC 10 CFR Part 70 license for such facility. The LAR for such license was submitted to the NRC in September 2024 and approved by the NRC in June 2026. The Richland SN-F Facility will benefit from our modular equipment while leveraging Framatome’s decades of experience in light-water reactor fuel production. By utilizing Framatome’s existing infrastructure and commercial relationships, the SN Framatome JV can help integrate Standard Nuclear into an established global value chain.

Standard Nuclear holds a 66.667% percentage interest in the SN Framatome JV and Framatome holds a 33.333% percentage interest in the SN Framatome JV, with profits being distributed to us and Framatome proportionately based on such interests. The SN Framatome JV currently has no employees and is expected to operate through service agreements with both us and Framatome, pursuant to which each member will provide certain agreed services to the SN Framatome JV. Framatome’s services are expected to cover, among other things, facility operations, environmental health and safety, regulatory compliance, manufacturing labor, and material storage at the Richland SN-F Facility. Standard Nuclear’s services are expected to cover, among other things, process engineering, manufacturing equipment maintenance, product quality engineering, and procurement of specialized chemicals and materials for advanced fuel process manufacturing.

The business and affairs of the SN Framatome JV are managed by its board of directors (the “JV Board”), which is composed of three directors appointed by us and three directors appointed by Framatome. Actions to be taken by the six member JV Board typically require approval of a simple majority of directors. However, certain special matters require the approval of all directors then in office, including entry into loan agreements or similar borrowing arrangements, the admission of new members or changes in percentage interests, and the purchase or sale of real estate or assets necessary for the SN Framatome JV’s purpose.

The SN Framatome JV is also subject to ongoing oversight by the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to a national security agreement (the “NSA”). Among other things, the NSA subjects Framatome, the Company and the SN Framatome JV to restrictions and oversight related to the receipt, storage, processing, and distribution of our proprietary information related to the design or fabrication of TRISO particles and TRISO-based fuel forms that is shared with the joint venture.

Oklo Partnership

On April 13, 2026, we entered into a non-binding memorandum of understanding with Oklo Inc., an advanced nuclear technology company, to explore commercial collaboration on nuclear fuel recycling and advanced fuel manufacturing. The MOU aligns with recent White House executive orders aimed at accelerating U.S. nuclear energy deployment and establishing domestic supplies of critical nuclear materials and fuel. Under the MOU, the collaboration would focus on the supply of reprocessed uranium and uranium-transuranic material streams from used nuclear fuel, which could serve as feedstock for our TRISO fuel manufacturing.

In addition, the MOU establishes a framework for the companies to collaboratively explore the responsible use of U.S. surplus plutonium for advanced reactor fuel, following both companies’ selection by the DOE for advanced negotiations under the Surplus Plutonium Utilization Program. The companies intend to evaluate opportunities to collaborate on shared facilities, licensing, packaging, and transportation to support secure, cost-effective conversion of surplus plutonium into advanced reactor fuel for clean, baseload electricity.

The MOU is generally non-binding, other than certain customary provisions relating to confidentiality and fees and expenses, among other things, and does not create any obligation on either party to enter into any definitive agreement or to consummate any transaction. There can be no assurance that the collaboration contemplated by the MOU will result in definitive agreements or generate revenue.

Recent Developments

First Commercial TRISO Delivery

In June 2026, we completed our first commercial delivery of over 100 lbs (50 kgU) of TRISO fuel to Radiant, a leading developer of advanced nuclear technologies, at the National Reactor Innovation Center’s Demonstration of Microreactor Experiments (DOME) facility located at Idaho National Laboratory. The TRISO fuel was fabricated to Radiant’s specifications and is expected to be used to power Radiant’s Kaleidos reactor to conduct a full-power, full-temperature test during the summer of 2026.

Preliminary estimated unaudited cash and cash equivalents as of June 30, 2026

The data presented below reflects our preliminary estimated unaudited cash and cash equivalents as of June 30, 2026, based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial results as of, or for the three months ended, June 30, 2026. While we currently expect our cash and cash equivalents as of June 30, 2026 to be within the range set forth below, the review of our financial statements as of, and for the three months ended, June 30, 2026 has not been completed. During the course of the preparation of these unaudited financial statements and related notes and the completion of the review, additional adjustments to the preliminary estimated financial information presented below may be identified. Our independent registered public accounting firm, Grant Thornton LLP, has not audited, reviewed, compiled or performed any procedures with respect to preliminary financial data presented below and, accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto.

Balance Sheet Data

As of
	June 30, 2026		June 30, 2025
	Preliminary Estimated		Actual
	Low	High
Cash and cash equivalents	$95,000,000	$105,000,000	$6,500,000

As reflected above, we expect to report a decrease in cash and cash equivalents as of June 30, 2026, as compared to $124.9 million as of March 31, 2026, driven by an increase in expenditures associated with our continuing operations during the three months ended June 30, 2026. Cash and cash equivalents increased during the year ended June 30, 2026, driven primarily by the receipt of proceeds from our preferred capital financings.

Risks Related to Our Business and Investment in Our Class A Common Stock

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks highlighted in the section titled “Risk Factors” immediately following this prospectus summary before making an investment decision. We may be unable for many reasons, including those that are beyond our control, to implement our business strategy successfully. Some of these risks are:

•        We are an early-stage company with a limited operating history, which makes it difficult to evaluate our prospects and increases the risk of your investment.

•        Successful execution of our business model is dependent upon public support for nuclear power in the United States and other countries, as well as continued demand for nuclear energy.

•        The market for alternative low carbon energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected.

•        If the price of non-nuclear energy sources falls, whether as the result of government policy or otherwise, there could be an adverse impact on nuclear energy, which would have a material adverse effect on our operations.

•        Backlog may not be realized or may not result in profits and may not accurately represent future revenue.

•        We are dependent on management and key personnel for our success, and the loss of any such individuals could have a material adverse effect on our business.

•        Our TRISO fuel production is dependent on our customers receiving enriched uranium (including HALEU) from third-party suppliers, and any difficulty in our customers obtaining these materials could adversely affect our business, financial condition, and results of operations.

•        The financial difficulties experienced by, and operating conditions of, our customers and suppliers could adversely affect our results of operations and financial condition.

•        If we infringe, misappropriate or otherwise violate, or are alleged to infringe, misappropriate or otherwise violate, intellectual property or other proprietary rights of third parties, our business, financial condition, and results of operations could be adversely affected.

•        If we are unable to obtain, maintain, protect or enforce our intellectual property and similar proprietary rights, including trade secrets relating to our technology, the commercial value of our technology and our business, financial condition and results of operations may be adversely affected.

•        The occurrence of cybersecurity incidents or disruptions to or involving our information technology systems or those of our service providers, or a deficiency in our cybersecurity or the cybersecurity of our service providers, could negatively impact our business, financial condition, and results of operations.

•        The nuclear power industry is a highly regulated industry and evolving regulations may impose additional compliance costs or require design modifications.

•        The SN Framatome JV may be dissolved if certain regulatory, operational, and commercial milestones are not achieved, and we may be required to reimburse Framatome for certain expenditures in connection with any such dissolution, which could materially and adversely affect our business, financial condition and results of operations.

•        Safeguards and security requirements for special nuclear material impose significant ongoing operational burdens and costs.

•        Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence.

•        Despite acquiring the Ultra Safe assets “free and clear” of any specified claims and interests, we could still be responsible for successor, statutory, or other legacy liabilities associated with the acquired assets.

•        We may discover title defects, unreleased liens, real property restrictions, or breaks in intellectual property chain of title (including with respect to the assets acquired from Ultra Safe) that require costly remediation and could constrain operations.

•        Environmental conditions, waste liabilities, or decommissioning obligations associated with the acquired assets may exceed our estimates.

•        Most members of our management team have limited experience managing a public company.

•        The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance.

•        New investors in our Class A common stock will suffer immediate and substantial dilution in the book value of the shares purchased in this offering.

•        In order to fulfill our business plan, we may require additional funding, and our ability to obtain such funding will be dependent on market conditions and the progress of our business, and we may not be able to obtain such funding on favorable terms or at all.

•        We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

•        Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy, and impact our stock price.

•        Sales of substantial amounts of our Class A common stock could cause the market price of our Class A common stock to decline.

•        Some provisions of Delaware law and our restated certificate of incorporation and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

•        Our restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act.

•        The dual class structure of our common stock has the effect of concentrating voting control with our Founder and Executive Chairman, Thomas Hendrix; this will limit or preclude your ability to influence corporate matters.

•        We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements.

•        We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock.

•        We do not intend to pay dividends on our Class A common stock.

•        For as long as we are an EGC, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition, and prospects may be adversely affected.

Corporate Information

We were incorporated in Delaware on July 15, 2024 as a corporation and ultimately commenced operations on January 13, 2025. Our principal executive offices are located at 200 Europia Ave., Oak Ridge, TN 37830 and our telephone number is 845-258-0016. Our website address is www.standardnuclear.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

Channels for Disclosure of Information

Following the completion of this offering, investors, the media, and others should note that we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of being a controlled company

Upon the completion of this offering, Thomas Hendrix, our Founder and Executive Chairman, will beneficially own approximately 60.8% of the voting power of our outstanding capital stock (or approximately 60.6% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). In addition, if all 4,194,545 shares of our Class B common stock issuable to Mr. Hendrix pursuant to the Class B Equity Exchange Agreement (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) were issued as of the date of the completion of this offering, Mr. Hendrix would beneficially own approximately 68.1% of the voting power of our outstanding capital stock (or approximately 68.0% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, and you will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements. See “Management — Controlled Company Exemption” and “Risk Factors — Risks Related to Being a Public Company, Investment in Our Class A Common Stock and This Offering — We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements.”

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenues during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act (an “EGC”). An EGC may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•        reduced obligations with respect to financial data requiring us to present only two years of audited financial statements (instead of three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our initial registration statement;

•        an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•        an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure about our executive compensation arrangements in our periodic reports, registration statements, and proxy statements;

•        an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•        extended transition periods for complying with new or revised accounting standards.

We will remain an EGC until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this listing occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are electing to use the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

The Offering

Class A common stock offered by us	10,000,000 shares
Underwriters’ option to purchase additional shares of Class A common stock	1,500,000 shares
Class A common stock to be outstanding after this offering	149,095,234 shares (or 150,595,234 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full)
Class B common stock to be outstanding after this offering	11,578,308 shares
Total Class A and Class B common stock to be outstanding upon completion of this offering	160,673,542 shares (or 162,173,542 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full)
Use of proceeds

We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or assets. See “Use of Proceeds.”

Lock-Up Agreements

In connection with this offering, we, our directors, executive officers and our other existing security holders have entered into lock-up agreements or are subject to market standoff provisions in agreements with us that, for a period of 180 days after the date of this prospectus, and subject to certain exceptions, prohibit us and them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our Class A common stock and of any securities convertible into or exercisable for shares of our Class A common stock (including our Class B common stock), without the prior written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC (the “representatives”). See “Underwriting” for additional information.

Voting Rights

Upon the completion of this offering, we will continue to have two authorized classes of voting common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 20 votes per share.

Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or specified in our restated certificate of incorporation to be in effect upon the completion of this offering. Upon the completion of this offering, Thomas Hendrix, our Founder and Executive Chairman, will beneficially own approximately 60.8% of the total combined voting power of our outstanding capital stock (or approximately 60.6% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, current and future holders of the outstanding shares of Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See “Description of Capital Stock — Class A Common Stock and Class B Common Stock — Voting Rights” for more information.

Conversion and Related Rights

Our Class A common stock is not convertible into any other class of shares.

Our Class B common stock is convertible into shares of our Class A common stock on a one-for-one basis at the option of the holder. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon the occurrence of certain events described in “Description of Capital Stock — Class A Common Stock and Class B Common Stock — Conversion.”

Dividend Policy

We currently anticipate that we will retain our future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, earnings, current and anticipated liquidity and capital requirements, plans for expansion, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions, and any other factors that our board of directors deems relevant in making such a determination. See “Dividend Policy.”

Controlled company

Upon the completion of this offering, Thomas Hendrix, our Founder and Executive Chairman, will beneficially own approximately 60.8% of the voting power of our shares of our outstanding capital stock (or approximately 60.6% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). In addition, if all 4,194,545 shares of our Class B common stock issuable to Mr. Hendrix pursuant to the Class B Equity Exchange Agreement (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) were issued as of the date of the completion of this offering, Mr. Hendrix would beneficially own approximately 68.1% of the voting power of our outstanding capital stock (or approximately 68.0% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements of the NYSE. See “Management — Controlled Company Exemption.”

As long as Mr. Hendrix beneficially owns a majority of the voting power of our outstanding shares of common stock, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors — Risks Related to Being a Public Company, Investment in Our Class A Common Stock and This Offering — We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements.”

Reserved Share Program

The underwriters have reserved for sale at the initial public offering price up to 5% of the shares of Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, and other related persons of the Company who have expressed an interest in purchasing our Class A common stock in this offering. The sales will be made at our direction by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and its respective affiliates through a reserved share program. Except for any shares acquired by our directors and officers, shares purchased pursuant to the reserved share program will not be subject to lock-up agreements with the underwriters. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares of Class A common stock available to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See the section titled “Underwriting — Reserved Share Program” for additional information.

Risk factors

See “Risk Factors” beginning on page 32 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Class A common stock.

NYSE ticker symbol	“STDN”

The number of shares of our Class A common stock and Class B common stock to be outstanding upon the completion of this offering is based on 139,095,234 shares of Class A common stock and 11,578,308 shares of Class B common stock outstanding as of June 30, 2026, in each case, after giving effect to the Preferred Conversion, Class B Conversion and Class B Stock Exchange, and excludes:

•        12,455,722 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of June 30, 2026, with a weighted-average exercise price of $0.60 per share, granted under the 2025 Stock Plan;

•        3,131,224 shares of our Class A common stock reserved for future issuance under the 2025 Stock Plan as of June 30, 2026, which 2025 Stock Plan will be terminated effective upon the effectiveness of the registration statement of which this prospectus forms a part;

•        18,125,474 shares of our Class A common stock reserved for future issuance under the 2026 Plan (excluding any potential future increases pursuant to certain provisions of the 2026 Plan that will automatically increase the share reserve each year), which plan will become effective in connection with this offering, as described further in “Executive Compensation — Employee Benefit Plans”, consisting of (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock):

•        9,183,235 shares of our Class A common stock to be issued in respect of grants to be made under the 2026 Plan in connection with this offering, including the Director IPO Grants, calculated using the initial public offering price of $15.00 per share of Class A common stock and contingent upon the 2026 Plan becoming effective in connection with this offering and the filing of a Form S-8 to register the shares subject to our 2026 Plan; and

•        8,942,239 shares of our Class A common stock reserved for future issuance under the 2026 Plan;

•        5,437,642 shares of Class A common stock reserved for future issuance under our ESPP, which plans will become effective in connection with this offering and contain provisions that will automatically increase their share reserves each year, as more fully described in “Executive Compensation — Employee Benefit Plans”; and

•        4,194,545 shares of our Class B common stock issuable to Mr. Hendrix pursuant to the Class B Equity Exchange Agreement in exchange for (i) 2,734,687 shares of our Class A common stock that may be received by Mr. Hendrix upon the exercise, vesting, and/or settlement of certain equity awards held by Mr. Hendrix (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) and (ii) up to 1,459,858 shares of Class A common stock that may be received by Mr. Hendrix upon a distribution by Decisive Point Group, LLC following this offering.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•        a 2-for-1 stock split of our capital stock that was effected on July 6, 2026 (the “Stock Split”);

•        the automatic conversion of outstanding shares of our convertible preferred stock outstanding as of June 30, 2026 into an aggregate of 116,141,488 shares of Class A common stock immediately prior to the completion of this offering (the “Preferred Conversion”);

•        the occurrence of the Class B Conversion immediately prior to the completion of this offering;

•        the occurrence of the Class B Stock Exchange immediately prior to the completion of this offering;

•        no exercise or cancellation of outstanding options or repurchase of restricted stock by us pursuant to any applicable repurchase options subsequent to June 30, 2026;

•        the termination of our 2025 Stock Plan without issuance of any equity awards in respect of shares of our Class A common stock reserved for future issuance under the 2025 Stock Plan as of June 30, 2026;

•        an initial public offering price of $15.00 per share of Class A common stock;

•        the filing and effectiveness of our restated certificate of incorporation and the adoption and effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•        no exercise by the underwriters of their option to purchase up to an additional 1,500,000 shares of our Class A common stock in this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. We have derived the summary consolidated statements of operations data for the year ended December 31, 2025 and the period ended December 31, 2024 and the summary consolidated balance sheet data as of December 31, 2025 from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any other period in the future.

Consolidated Statements of Operations Data

	For the fiscal year ended December 31, 2025	For the period from July 15, 2024 (inception) through December 31, 2024
Revenue	$3,140,065	$—
Cost of goods sold	7,672,905	—
General and administrative costs	4,499,520	670,633
Research and development expense	—	30,297,773
Loss from operations	(9,032,360)	(30,968,406)
Other expense (income):
Increase in fair value of SAFE Notes	7,725,000	25,628,000
Gain on extinguishment of debt	(853,000)	—
Interest income	(363,415)	—
Loss before income tax benefit	(15,540,945)	(56,596,406)
Income tax benefit	—	—
Net loss	$(15,540,945)	$(56,596,406)
	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
Revenue	$593,802	$377,926
Total cost of revenue	5,006,006	1,120,504
General and administrative costs	3,832,048	671,213
Loss from operations	(8,244,252)	(1,413,791)
Other expense (income):
Increase in fair value of SAFE Notes	—	7,725,000
Gain on extinguishment of debt	—	(853,000)
Interest income	(529,301)	—
Loss before income tax benefit	(7,714,951)	(8,285,791)
Income tax benefit	—	—
Net loss	$(7,714,951)	$(8,285,791)

Consolidated Balance Sheet Data

As of March 31, 2026
Cash and cash equivalents	$124,925,366
Total assets	$146,048,875
Total liabilities	$7,370,263
Total Stockholders’ deficit	$(76,321,384)

LETTER FROM OUR FOUNDER

The future of human prosperity depends on energy abundance. Global energy demand is accelerating as artificial intelligence, electrification, and industrial baseload requirements converge into an unprecedented need for continuous, large-scale power availability. Technological advancement, industrial development, and global stability are all reliant on our capacity to generate safe, reliable, and scalable baseload power. Meeting this demand will not be easy — but the cost of inaction is far greater than the burden of this effort.

I. Nuclear energy is no longer optional.

Nuclear fission represents one of the most concentrated and enduring sources of power ever harnessed, offering a path to scalable energy production without the constraints of intermittency or the carbon footprint associated with many alternatives. I believe nuclear is uniquely positioned to provide clean baseload power for a world that increasingly depends on resilient energy systems. Realizing that potential, however, requires overcoming decades of underinvestment, complex regulatory requirements, and the difficult work of rebuilding domestic industrial capacity that was allowed to atrophy.

The next chapter of human progress — artificial intelligence, advanced manufacturing, sovereign industrial capacity, resilient grids, and space exploration — will be enabled by one fundamental input: boundless energy. This future will require more than new reactor designs. It will require the industrial supply chains that make safe, modern nuclear systems real: the fuels, materials, and distribution networks that enable deployment at scale and at costs that support broad commercial adoption. Those supply chains do not yet exist at the scale required — and closing that gap is the defining industrial challenge of this energy transition.

More than an engineering or technology challenge, this is an industrial and strategic imperative. Energy security and national security are inherently inseparable, and the ability to deploy nuclear power at scale will depend on domestic capacity to produce the fuels and materials that underpin the entire sector. The United States can only meet twenty-first century power demands by reducing reliance on fragmented legacy fuel infrastructure and foreign-controlled supply chains for critical nuclear inputs. The path forward demands disciplined execution and sustained commitment — and the opportunity for companies that rise to that standard is commensurately large.

II. A new standard for nuclear energy.

Standard Nuclear is building America’s advanced nuclear fuel and materials company. We design, manufacture, and deliver advanced nuclear fuel and critical components across the most valuable segments of the nuclear energy supply chain. Our work supports the foundational building blocks of nuclear power generation and a secure energy future, addressing what we believe is the most critical bottleneck in advanced nuclear deployment: the industrialization of fuel and materials at scale.

We are defining a new category in American energy. Rather than operating within legacy silos of fuel or materials supply chains, Standard Nuclear is creating an integrated advanced nuclear fuel platform designed for industrial throughput. The materials we fabricate are essential to the future of nuclear deployment across the United States and beyond. Our growth is driven by America’s accelerating demand for abundant, reliable energy — and tempered by our recognition that scale in this industry must be earned through demonstrated operational performance, not projected on a timeline.

We are not building for a single reactor design or one generation of technology, but for the broader nuclear ecosystem that must emerge to support sustained national energy expansion. By integrating advanced chemical processing, precision manufacturing, and gold standard nuclear operations into a unified platform, we are establishing the backbone required for repeatable, high-volume fuel production — and setting a new standard for what it means to deliver nuclear capability with speed, rigor, and credibility. We understand that execution in a heavily regulated, capital-intensive industry is difficult, and we have structured our company accordingly.

III. Technology and regulatory convergence.

Delivering advanced nuclear fuel at scale requires deep capability across chemical processing, precision manufacturing, advanced materials science, and compliance-grade safety and quality control. Standard Nuclear is building this infrastructure as a unified platform — enabling faster iteration, tighter process and safety control, and a clear path from early production to full industrial deployment. We do not underestimate the complexity of what that path requires.

Today, Standard Nuclear operates a fully licensed facility under Department of Energy (DOE) regulation and is currently processing HALEU fuel. We are an active participant in the U.S. DOE’s Fuel Pilot Program, providing fuel for reactor demonstrations in the near term while retaining commercial independence to sell fuel directly to reactor developers in the long term. Simultaneously, we will be operating under Nuclear Regulatory Commission (NRC) authority through a joint venture with Framatome, Inc. — one of the most established and experienced nuclear fuel manufacturers globally — using existing facilities licensed under the NRC. This structure provides a clear and credible dual path for operations under both DOE and NRC oversight, and is an output of our commitment to working hand in hand with regulators to deliver nuclear supply chain infrastructure.

Fabrication of advanced nuclear fuel is among the most technically demanding and highly regulated industrial undertakings in the world today. Progress in this sector is not measured in intent, but in demonstrated operational capability under real regulatory oversight. Safety, quality assurance, and regulatory compliance are not constraints on our work — they are our core operating principles and prerequisites for earning and preserving public trust for the entire industry. Our mission is to produce the most critical, highest value materials necessary for a safe and sustainable energy future for the United States and beyond.

Safe, reliable, scalable — this is the New Standard.

Thomas Hendrix

Founder & Executive Chairman

Standard Nuclear, Inc.

Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. If any such events or developments occur, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to Our Business and Industry

We are an early-stage company with a limited operating history, which makes it difficult to evaluate our prospects and increases the risk of your investment.

Our company was built on the basis of certain nuclear-fuel related assets purchased at auction in late 2024 following the bankruptcy of the Ultra Safe Nuclear Corporation and we have a limited operating history upon which investors can evaluate our business and prospects. While we have commenced commercial operations, our business model and operating assumptions remain unproven at the industrial scale we are targeting, and we may not achieve the growth, yields, or profitability that we expect. As we transition from our initial development and commercial activities to regulated manufacturing of nuclear fuels at scale, we must continue to establish repeatable processes, qualify suppliers, and demonstrate compliance programs across our existing and planned facilities.

There are significant operational, regulatory, and supply chain risks inherent to scaling nuclear fuel manufacturing. Building and operating a nuclear-grade fuel manufacturing organization presents unique execution risks not faced by many early-stage companies, including mandatory third-party audits and regulator inspections tied to our quality assurance, compliance, security and safeguard and environmental programs and constrained logistics for nuclear material. For example, we are required to maintain a nuclear-grade quality assurance program at our facilities and any failure to establish, implement or maintain an acceptable quality program in compliance with industry standards and regulatory requirements could have a material adverse effect on our business. See also “— Failure to maintain an effective nuclear-grade quality assurance program could disqualify us from supplying customers.” Our limited operating track record increases the risk that our compliance and quality assurance efforts may not be effective as we scale our operations across multiple manufacturing sites. In addition, our actual results of operations could differ materially from our expectations due to factors such as deviations from our standard operating protocols or processes (including, for example, deviations arising from equipment calibration failures, power outages or human error), longer-than-expected qualification timelines, rework and compliance program ramp-up, all of which could lead to yield loss and an increase in our production of products which do not conform to the specifications required, which could have an adverse effect on our customer relationships and financial results.

We may also need to change or supplement our manufacturing flows, facility layout, or staffing model as we scale, which can disrupt operations and require additional capital. As a result, our historical results may not be indicative of future performance, and investors should not rely on them as evidence of our ability to execute our business plan.

We have incurred net losses and negative cash flows, and we may never achieve or sustain profitability.

We have historically incurred significant operating losses and negative cash flows since our inception in July 2024 as we invested in R&D, facilities, and commercialization of our nuclear fuel manufacturing and products. As of March 31, 2026, we had an accumulated deficit of $79.9 million, and negative operating cash flows of $4.3 million, and for the year ended December 31, 2025 and the period ended December 31, 2024, we had an accumulated deficit of $72.1 million and $56.6 million, respectively, and negative operating cash flows of $6.7 million and $0.4 million, respectively. We expect our expenses to increase substantially in the near term as we expand headcount, continue to implement safeguards and security programs, and commission additional specialized equipment. Our ability to achieve and sustain profitability will depend on, among other things, successful development, licensing, qualification, and commercialization of our products, sufficient access by our customers to enriched uranium (including HALEU) to enable our manufacturing activities, and continued development by our customers of advanced nuclear reactors that may be powered by the nuclear fuel we manufacture, any of which may not occur on the timeline or at the cost we anticipate, if at all. In addition, even if we achieve positive revenues, we may not achieve or sustain positive gross margins due to, among other things, learning-curve effects, yield loss, rework and scrap, under-utilization during our ramp-up efforts, fixed-cost absorption, inability to achieve throughput improvements, or pricing pressure from customers, particularly if the nuclear fuel we manufacture becomes more broadly available from our competitors or other sources in the future. Fixed costs associated with our facilities, depreciation of specialized equipment, security staffing, and compliance functions may require sustained high utilization to achieve breakeven, which we may not reach. We may also face cost inflation for specialty inputs, utilities, security, and waste management that outpaces our ability to increase prices or pass through costs under existing contracts. Further, we may elect to continue to make significant investments in R&D or capital expenditures, which could impact our ability to achieve or sustain profitability, positive revenues or positive gross margins, any of which factors could significantly delay or render unachievable our path to profitability.

Successful execution of our business model is dependent upon public support for nuclear power in the United States and other countries, as well as continued demand for nuclear energy.

Our business is dependent, in part, upon public and political support for nuclear power in the United States and other countries, as well as continued demand for nuclear energy driven by, among other things, the growth of hyperscale data centers and AI-related energy generation demands and the continuation of the other factors expected to drive energy demand described in the Wood Mackenzie Report. See also “Risk Factors — Interest in nuclear power has been driven, in part, by demand from data centers and artificial intelligence applications, and any reduction in such demand could adversely affect our business and the broader nuclear energy market.” Adverse public reaction, increased regulatory scrutiny, and related litigation has in the past contributed to extended licensing and construction periods for nuclear power facilities, sometimes severely delaying construction schedules, or even shutting down operations at already-constructed nuclear power facilities. Currently, public support for nuclear power is influenced by its role as a source of low-carbon baseload electricity and growing concerns regarding climate change associated with fossil fuels. In addition, public support could in part be driven by views relating to the desirability of AI and the energy needed to continue to advance and scale AI use and infrastructure. Public opinion regarding nuclear energy, however, has historically fluctuated and remains subject to change. Future shifts in public sentiment on nuclear power, whether driven by political, environmental, safety-related or other factors, or as to AI and the benefits of continuing to scale power generation and infrastructure needs in support of AI, could result in lessened support or increased opposition to nuclear power, which could adversely affect regulatory policies, licensing, operations and the overall demand for nuclear energy. Any of these effects could materially and adversely affect our business, financial condition, and results of operations.

The risks associated with uses of radioactive materials in our nuclear fuel manufacturing facilities and the nuclear power generation facilities of our customers, and the public perception of those risks, can directly and indirectly affect our business and the business of our customers. In addition, journalists, trade press and other third parties, potentially including one or more of the agencies with regulatory jurisdiction over us, may publish statements that negatively affect the public or political perception of us or nuclear energy. We may also face adverse public or political perception due to a variety of environmental and social factors, which could increase as relevant standards continue to evolve. Stakeholder and policymaker expectations on such matters are not uniform, and any failure to successfully navigate such expectations may result in various adverse impacts. This includes potential pressure from investors, who may divest from or decline to invest in nuclear-related businesses due to concerns over waste, security and the long-term impact on local communities, thereby restricting our access to capital. Furthermore, nuclear fuel fabrication and the use of new nuclear fuels in reactors must be performed under the jurisdiction of the NRC or DOE and equivalent governmental authorities around the world. In many countries, the licensing process includes public hearings in which opponents of the use of nuclear power might be able to cause the issuance of required licenses to be delayed or denied. Such opposition by third parties can delay or prevent the licensing and construction of new nuclear facilities, including nuclear fuel manufacturing facilities, or the restart of existing nuclear facilities, result in increased regulatory requirements and costs or increase the likelihood that our operations could become subject to liabilities or adverse claims. Any reduction or elimination of our ability to further scale our nuclear fuel manufacturing facilities or to maintain and satisfy our existing customer contracts or enter into future customer contracts as a result of lower public support, less raw materials, lower demand, increased regulation, or increased costs could adversely affect our business, financial condition, and results of operations.

Interest in nuclear power has been driven, in part, by demand from data centers and artificial intelligence applications, and any reduction in such demand could adversely affect our business and the broader nuclear energy market.

Interest in nuclear power in the United States has been driven, in part, by the rapid growth of artificial intelligence and the corresponding demand from hyperscale data center operators for reliable, low-carbon energy. Data center operators increasingly require continuous baseload power that the existing electrical grid may not be able to reliably supply, and nuclear energy has emerged as one of the few viable sources of “behind-the-meter” generation capable of meeting this demand. This dynamic has been a meaningful catalyst for renewed investment, development activity, and public policy support across the nuclear energy sector, including advanced reactor designs such as small modular reactors and microreactors.

However, the trajectory of AI development and adoption, and the associated demand for data center capacity and energy, is inherently uncertain. Because the current advanced reactor design and deployment activity, including microreactors and small modular reactors, is being driven in part by the data center sector’s need for dedicated, reliable power, a contraction in or a decrease in the energy needs of that market could delay or reduce demand for new nuclear capacity and, in turn, demand for the nuclear fuel products we manufacture. Further, if any of the other anticipated factors driving energy demand described in the Wood Mackenzie Report do not materialize, either at all or to the extent currently expected, it could also reduce the demand for our nuclear fuel, potentially materially.

In addition, a slowdown in AI-driven demand for nuclear energy could reduce the flow of public and private capital into the nuclear sector, which has benefited from heightened investor interest tied to the AI and data center growth thesis. If capital markets shift away from the nuclear energy sector, our ability to raise additional funding, attract strategic partners, or achieve favorable valuations could be adversely affected. Any sustained reduction in demand for nuclear energy driven by a decline in AI and data center growth or energy needs could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our future performance is dependent on the commercialization timelines of advanced reactor developers, which are subject to significant uncertainty and factors outside of our control — any of which may impact our ability to achieve our target production capacities or our assumed TRISO pricing.

Our future growth and financial performance depend heavily on our current and potential customers successfully developing and commercializing advanced nuclear reactors. These reactor technologies are in early stages of development and have not yet been deployed at commercial scale. A wide range of technical, regulatory, financial and operational factors influence the commercialization timelines of advanced reactor companies. As a result, the timing and success of our customers’ reactor programs are subject to significant uncertainty and forces outside of our control, and we have limited ability to influence the pace at which Advanced Reactors are commercialized. If our customers are unable to reach commercial scale, our anticipated revenues and results of operations could be adversely affected. In this case, we may not be able to reach our target production capacity of up to 40 MTU, or achieve our other production capacity scaling or timing goals or our assumed TRISO pricing. Any of these events may cause a material adverse effect on our business, financial condition, results of operations or prospects.

Changes in our customers’ fuel specifications could increase costs, delay deliveries and adversely affect our business and customer relationships.

The value we bring to our customers is concentrated in our ability to fabricate TRISO fuel to meet their unique specifications. Because the advanced reactor designs of our customers are still in progress, their TRISO fuel specifications may change over time. Such changes could require us to modify our manufacturing processes or overcome regulatory approvals in ways we cannot anticipate and are not equipped to handle. If we cannot meet these unanticipated customer specifications, we could face increased costs, delayed deliveries and a decrease in the number of customers willing to use us for their TRISO fuel requirements.

Negative publicity or adverse media coverage could damage our reputation and harm our business.

Our business depends on the confidence of customers, regulators, partners, investors, and local communities. Negative publicity, whether accurate or not, concerning our industry, our company, our management team, our safety and security practices, environmental impacts of nuclear fuel, or the use of HALEU, uranium or other nuclear fuel as a whole could harm our reputation, reduce demand in our products, decrease our revenue and growth prospects, impair our ability to recruit and retain personnel, and adversely affect our relationships with regulators and communities. Public attention to nuclear issues can be intense following industry incidents or geopolitical events, and misinformation can spread quickly on social media or elsewhere, potentially prompting regulatory attention, protests, or delays in permitting or logistics. Adverse media coverage can also increase scrutiny from counterparties and insurers, delay approvals, and escalate community opposition, any of which can increase costs and timelines and reduce our ability to operate.

Failure to maintain an effective nuclear-grade quality assurance program could disqualify us from supplying customers.

Many of our customers require compliance with nuclear-grade quality standards for procurement. Such programs are mandated by the Quality Assurance Criteria for Nuclear Power Plants and Fuel Reprocessing Plants promulgated by the NRC, which sets out 18 basic criteria governing every step from initial design and procurement to final testing and records. The industry’s practical guide for meeting these criteria is the American Society of Mechanical Engineers’ Nuclear Quality Assurance (NQA-1) Standard and our customers will conduct rigorous audits to verify our compliance with these standards. Failure to establish, implement, and maintain an acceptable quality program, or lapses in oversight and documentation, could lead to disqualification, rework, recalls, field corrective actions, or claims, and could have an adverse effect on our business and operations. If we discover that our fuel does not conform to the specifications provided to us by a customer, we will be required to send such customer a nonconformance report (“NCR”) detailing such nonconformance. Rejection of our fuel by a customer upon receipt of an NCR could materially and adversely affect our business, financial condition, and results of operations, and corrective actions may require re-inspection or re-testing of delivered product, interruption of production, and independent third-party audits, increasing costs and damaging our reputation.

The market for alternative low-carbon energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected.

The viability and continued growth in demand for alternative low-carbon energy generation technologies, and in turn, our business, may be impacted by many factors outside of our control, including market acceptance of nuclear power; cost competitiveness, reliability and performance of our technologies compared to conventional and renewable energy sources and products; availability and amount of financing to support the development and deployment of our TRISO fuel; the extent to which the nuclear power industry and broader energy industries are deregulated to permit broader adoption of nuclear electricity generation; the cost and availability of key materials and components used in the production of our TRISO fuel; prices of traditional utility-provided energy sources; and the emergence, continuance, or success of, or increased government support for, other alternative energy generation technologies and products. Reduction in energy demand or changes in climate-related policies may change market conditions, reducing our product’s competitiveness and affecting our performance. Our sale projections are directly related to demand for advanced nuclear power which may not materialize or materialize slower than we expect. If demand does not grow, our business and operations could suffer, which would have an adverse impact on our ability to grow our business and we could be unable to achieve or maintain profitability. Even where policy support for nuclear energy generation increases, customers may prioritize other resources if perceived total cost, timing, or regulatory risk for advanced nuclear is higher than alternatives.

Further, our estimates for the market for TRISO fuel and our expectations, inclusive of recent updates, with regard to our ability to sell TRISO fuel at the prices described in this prospectus are based on a number of internal and third-party estimates, including the number of potential customers who have expressed interest in our TRISO fuel, assumed prices and production capacity at our facilities, our ability to leverage our current logistical and operational processes, assumptions regarding our scalability, our ability to obtain certain regulatory approvals and general market conditions. However, our assumptions and the data underlying our estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, reducing the predictive accuracy of these underlying factors. As a result, our expected performance, our estimates of the market for our TRISO fuel, our target production capacity, our assumed TRISO fuel pricing of $50 – 80 million per MTU, as well as the expected growth rate for the market for nuclear energy in general, may prove to be incorrect. Any of these factors may have a material adverse effect on our business prospects, financial condition, results of operations and/or cash flows.

If we fail to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows.

We intend to expand our operations significantly to address our target market of advanced-reactor developers and customers with scalable domestic nuclear power generation solutions. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include hiring and training new personnel; developing or expanding the supply chain necessary to supply components for our TRISO fuel; continuing to develop processes and technologies to transport radiological materials; continuing to develop and advance our operational capabilities and functions necessary to produce TRISO fuel; obtaining necessary regulatory and licensing approvals for the installation and operation of incremental modular equipment at our facilities, together with related safety reviews and approvals for holding and processing additional amounts of enriched uranium feedstock, in order to further scale our production operations; controlling expenses and investments in anticipation of expanded operations; upgrading our existing operational management and financial reporting systems and team to comply with requirements as a public company; and implementing and enhancing administrative infrastructure, systems, and processes. If our operations continue to grow, we will need to continue to expand our sales and marketing, R&D, customer and commercial strategy, permitting and licensing, products and services, manufacturing, supply, and operations functions. These efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. We will also need to continue to develop our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale our business as currently planned or within the planned timeframe. The continued expansion of our business will also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations for such facilities. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, delays in production, and challenges in sourcing adequate supplies and raw materials. These difficulties may divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include, among other things, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition, and results of operations.

Disruptions or temporary shutdowns at any of our manufacturing facilities could materially and adversely affect our business.

We currently conduct nuclear fuel manufacturing operations at our Oak Ridge SN-0 facility and plan to conduct operations at our Oak Ridge SN-TN facility, Idaho Facility and Richland SN-F Facility, once operational, as well as at additional future facilities, once constructed. Since our production is currently concentrated to a limited number of facilities, a disruption or temporary shutdown at any of our manufacturing facilities, whether due to a catastrophic event such as a fire, explosion, natural or manmade disaster or other environmental factors, equipment malfunction (including power outage, system failure, telecommunication failure or other loss or malfunction of information technology assets), industrial accident, cyber incident (including computer viruses, social engineering, phishing attacks, ransomware attacks, malicious code, distributed denial of service attacks or credential stuffing attacks), human error, physical or electronic break-ins, intentional attacks, security breach or other cause, could materially impair our ability to manufacture and deliver our nuclear fuel products in a timely manner. In the event of a significant disruption at one of our manufacturing facilities, such facility could be unavailable for a period of time due to damage, remediation, regulatory review, investigations, decontamination, staffing constraints or other operational or compliance-related requirements, which can be costly and time-consuming, and insurance may not fully cover the associated losses. Further, there is a risk that our other manufacturing facilities could be shut down as well due to various regulatory considerations.

Even a temporary shutdown of any one of our manufacturing facilities could place strain on our overall manufacturing capacity, limit our ability to meet customer commitments and delay or prevent fulfillment of existing or future orders. Although in such event we may seek to shift production to other areas in the facility or move feedstock to one of our other facilities, such alternatives may not be immediately available and may require additional time, expense and regulatory or customer qualification under applicable nuclear quality, safety and licensing requirements. In addition, if we were to move feedstock to another one of our facilities, such facility may not be capable of producing products at required volumes, specifications or timelines. Any disruption or temporary shutdown at one or more of our manufacturing facilities, particularly if prolonged or occurring at multiple facilities simultaneously, could adversely affect our revenues, customer relationships, reputation, competitive position, financial condition and results of operations.

Competition from existing or new competitors or technologies domestically and internationally could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

We operate in a highly competitive energy market and expect to be subject to intense competition based upon product design, performance, technology, pricing, quality, and services from competing nuclear fuel suppliers, as well as from alternative means of producing electricity and/or heat, which may reduce demand for nuclear power generation and our nuclear fuel. Our nuclear fuel products and services will conform to more exacting specifications and may carry a higher price than competing non-nuclear products due to the highly regulated nature of the U.S. nuclear industry. Other companies providing competing technologies in the nuclear sector, such as companies utilizing light water reactor designs, could capture customers or market share from us or our customers or potential customers that are developing or operating Advanced Reactors, which could have a material adverse effect on our business, financial condition, and results of operations.

Moreover, our competitors in both the nuclear and non-nuclear sectors may develop or adopt technologies that are superior, more efficient, more effective, or more attractive to prospective customers compared to our technologies or Advanced Reactor technologies, or may adapt more quickly to leverage new or emerging technologies or meet new or evolving regulatory requirements in our target markets. We will need to anticipate and respond to these changes by enhancing our offerings and/or internal processes in order to maintain our competitive position, but we may not be successful in doing so. For sales and/or deployments of our nuclear fuel to customers that do not operate in jurisdictions with highly developed nuclear regulatory frameworks, we may be unable to compete effectively with current or future foreign competitors which may benefit from permissive regulatory and licensing regimes, as well as potential protective measures by their countries of origin, where governments are providing financial support, including significant investments in the development of new technologies. Such competitors may gain an advantage if they are able to obtain approvals which we are unable to, or unable to do so quickly, or if they can demonstrate to potential customers the value and benefits of their products and services, particularly in jurisdictions that have less stringent nuclear regulatory requirements. These competitors may have access to greater sources of funding to develop and commercialize their nuclear or non-nuclear fuel than we do, whether as a result of potential competitive advantages or from supportive national governments. This market environment may result in increased pressures on our pricing and other competitive factors. In addition, other energy technologies, including nuclear fusion, are attracting significant public and private capital investment, which could divert investor funding and market attention away from the nuclear fission sector. If nuclear fusion or other technologies continue to attract capital that might otherwise be directed toward nuclear fission companies, our ability to raise capital and compete for investment could be adversely affected.

We believe our ability to compete successfully in designing, engineering and manufacturing our nuclear fuel products and services depends on a number of factors, which may change in the future due to increased competition. If we are unable to compete successfully, our business, financial condition, results of operations, and cash flows would be adversely affected.

If the price of non-nuclear energy sources falls, whether as the result of government policy or otherwise, there could be an adverse impact on nuclear energy, which would have a material adverse effect on our operations.

In certain markets with a diversified energy base, decisions on new-build power plants are largely affected by the economics of various energy sources. If prices of non-nuclear energy sources fall, it could limit the deployment of new-build nuclear power facilities or Advanced Reactors in such markets. This could reduce the size of the potential market for our nuclear fuel technology.

In addition, the U.S. federal government and many states have historically adopted a variety of government subsidies and utility incentives to allow renewable energy sources, such as biofuels, wind, and solar energy, to compete with conventional sources of energy that have historically been less expensive, such as fossil fuels and nuclear power. We may face additional indirect competition from providers of renewable energy sources, particularly in wind and solar energy, if government subsidies and utility incentives for those sources of energy remain or increase or if such sources of energy are mandated. Additionally, the availability of subsidies and other incentives from utilities or government agencies to install alternative renewable energy sources may negatively impact our potential customers’ desire to purchase our products and services, or may be utilized by our existing or new competitors to develop a competing business model or products or services that may be potentially more attractive to customers than ours, any of which could have a material adverse effect on our results of operations or financial condition.

The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, which could materially and adversely affect demand for our nuclear fuel and our business.

Many U.S. electricity markets price electric energy, capacity, and/or ancillary services on a competitive basis, with market prices subject to substantial fluctuations. Other markets remain heavily regulated by state or local utility regulatory authorities, with power purchase decisions by electric utilities subject to various competitiveness or prudence tests. As a result of competitive pressures, some electricity markets experience low marginal energy prices at certain times due to a combination of subsidized generating resources, competitors with low-cost or no-cost fuel sources, or market-design features that create incentives for certain attributes or deliver revenue in unpredictable ways over time. If electricity generated from nuclear sources is not cost competitive in these markets, including due to the benefits of the low-carbon, reliable and/or resilient energy generation provided by nuclear power being sufficiently valued, it could constrain the demand for such nuclear power generation and, as a result, for our nuclear fuel from customers or potential customers that service such markets.

We are dependent on management and key personnel for our success, and the loss of any such individuals could have a material adverse effect on our business.

Our business depends upon the recruitment and continued service of highly skilled, educated, and trained employees, including our management team, and the loss of, or the inability to attract and retain, qualified personnel could have a material adverse effect on our business. There is a limited number of qualified nuclear professionals with the skills and expertise to design, engineer, and manufacture advanced nuclear fuel. Our ability to attract, motivate, compensate, and retain highly qualified employees is necessary to support and achieve business objectives. Competition for skilled employees in our industry can be intense, and any uncertainty surrounding future employment opportunities, organizational and reporting structures, and related concerns may impair our ability to attract and retain qualified employees.

The loss of the services of qualified employees and any inability to recruit effective replacements or to otherwise attract, motivate, train, or retain highly qualified employees could have a material adverse effect on our business, financial condition, and results of operations. Any significant leadership change and accompanying senior management transition involves inherent risk, and any failure to ensure a smooth transition could hinder our strategic planning, execution, and future performance. Changes to our senior management team may cause uncertainty among investors, employees, and others concerning our future direction and performance. If we fail to effectively manage any leadership changes, including organizational and strategic changes, such failure could have a material adverse effect on our ability to successfully attract, motivate, and retain highly qualified employees, as well as on our business, financial condition, and results of operations.

Nuclear power generation projects can have long development cycles which, if they do not result in the completion of the project, could impact customer demand for our nuclear fuel products and adversely affect our business, financial condition and results of operations.

The development cycles for our customers’ nuclear power generation projects vary substantially and can take many months or years to mature to a nuclear power generation facility that is ready to begin operation and consume nuclear fuel at commercial scale. Many of our potential customers require project financing, regulatory approvals, and long-term fuel supply arrangements to proceed with reactor deployment. Changes in electricity market design, demand forecasts, competing generation costs, or customer credit quality may further impact our customers’ ability to enter into contracts to purchase our nuclear fuel products.

A customer may also cancel or fail to proceed with a project after work has already commenced due to various reasons including changes in business priorities, financial constraints (including an inability to obtain cost recovery, tax incentives, or financing on acceptable terms), regulatory changes or a failure to obtain necessary licenses or approvals. While our customer contracts typically require down payments and cancellation penalties upon termination, such failed projects could result in a diversion of our time and resources in helping to develop nuclear fuel to specifications appropriate for a terminated project or constrain or eliminate future demand for our nuclear fuel products from such customers. Any loss of planned customers may negatively impact our reputation and future business prospects and the failure of nuclear power generation projects to reach completion could adversely impact the reputation of the nuclear power industry as a whole, any of which could have a material adverse effect on our ability to realize our total contract backlog and on our business, financial condition and results of operations.

Our cost estimates are derived from our current small-scale manufacturing operations and our forecasts are subject to significant uncertainty and are based on assumptions that may not materialize.

Our internal projections depend on assumptions related to the timely achievement of development, licensing, customer qualification, and supply chain milestones, as well as market acceptance and the status of certain governmental policies, and, as a result, our forecasts are subject to significant uncertainty and are based on assumptions that may not materialize. Delays or shortfalls in any of these areas could cause our actual results to differ materially from our expectations, potentially leading to negative market reactions and impaired access to capital. In addition, because the production of TRISO fuel is generally untested at industrial scale, we have limited data regarding the full cycle economics of manufacturing, marketing, pricing and selling TRISO fuel and, as a result, we have limited visibility into the prices our customers are willing to pay for our products and the cost structures that are required to ensure positive profit margins. Our dependence on decisions made by third parties, including regulators, nuclear power facility and advanced reactor developers, and our customers, make forecasting particularly challenging, which is further complicated by potential step-changes in capacity and unit economics as we scale production and by commodity price volatility in the uranium fuel cycle.

While we expect to realize meaningful cost efficiencies as we expand to larger-scale production, there can be no assurance that such efficiencies will be achieved, or that they will be achieved within our anticipated timeframe. Actual costs of producing TRISO fuel at industrial scale for commercial sale may be materially higher than we project due to technical, operational, supply-chain, or capital-related factors, some of which may be out of our control. In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. We have never sold our product at large-scale commercial levels. Evolving and scaling our business and operations places increased demands on our management as well as our financial and operational resources to:

•        attract new customers and grow our customer base;

•        effectively manage organizational change;

•        design scalable processes;

•        accelerate and/or refocus R&D activities;

•        increase sales and marketing efforts;

•        broaden customer support and services capabilities; and

•        maintain or increase operational efficiencies.

If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, financial condition and results of operations, including any target production capacity goals identified in this prospectus, could be adversely affected.

The target production capacity figures and certain other figures included in this prospectus are based on a number of assumptions, and may not reflect our actual future performance.

The target production capacity figures and certain other figures presented in this prospectus, including our target of reaching up to 40 MTU of production capacity and our anticipated timeline for scaling our capacity, are based on our current agreements with customers and reflect our internal assumptions regarding our production model, capital expenditures for each incremental MTU, procurement timelines, regulatory approval timelines and the time periods in which we anticipate our facilities to become operational. Numerous risks and uncertainties could cause the actual capacity figures to differ materially from those presented, including our expectation that future facility build-outs will benefit from repeat facility design, repeat vendor engagement and modular production-line replication, as well as our ability to construct the facilities on the timeline we set forth, obtain required regulatory approvals, secure adequate financing, and manage supply chain constraints, labor availability, cost overruns, and construction delays. In addition, our Fuel Sales Agreements provide customers the right to delay, reduce, or terminate their commitments, and any such changes, along with potential modifications in the scope, scale, or timing of customer projects, technological or engineering challenges, or shifts in energy policy, electricity market demand, or public acceptance of nuclear power, could materially impact our ability to achieve the capacity figures and certain other figures reflected in this prospectus. As a result, our actual cumulative deployed capacity may be substantially less favorable than that presented, or may not be achieved at all, and investors should not place undue reliance on these target figures in evaluating our business, financial condition and results of operations.

Our TRISO fuel production is dependent on our customers obtaining enriched uranium (including HALEU) from third-party suppliers and providing it to us for production, and any difficulty in our customers obtaining these materials and/or supplying them to us could adversely affect our business, financial condition, and results of operations.

Our production of TRISO-based nuclear fuel is dependent on our customers’ ability to obtain nuclear material, including HALEU, from third-party suppliers, which our customers deliver to us to process and manufacture into TRISO nuclear fuel. This enriched uranium (including HALEU) must meet required isotopic, chemical, and impurity specifications for each customer’s nuclear power generation needs, and such supply of enriched uranium, and specifically HALEU, is currently limited and we do not know when, or if, supplies will increase. For example, for our customers that have reactors that require HALEU, there is presently no commercial supply of HALEU available in the United States and HALEU can only be sourced in limited quantities from the DOE. Despite U.S. government initiatives designed to ensure initial HALEU quantities, including the establishment of the HALEU Availability Program, which was established through the Energy Act of 2020, to ensure access to HALEU for civilian domestic research, development, demonstration, and commercial use, the HALEU program is still in its early stages, and significant progress is required to achieve reliable and scalable production.

In addition, global sanctions, trade restrictions, or other geopolitical developments affecting enrichment, conversion, transport, or related specialty services could reduce availability, increase prices, or limit the ability of our customers to access enriched uranium (including HALEU). Counterparty concentration and limited competition in this emerging market exacerbate these risks, and our customers may be unable to secure sufficient supply on acceptable terms or at all. Further, once the customer has obtained the enriched uranium, they may face additional difficulties in providing it to us, including that the nuclear fuel supply chain is subject to potential bottlenecks beyond enrichment, including conversion, downblending, transportation and regulatory compliance processes, any of which may delay or prevent the timely delivery of customer-provided feedstock to us. There may also be issues in the transportation of such feedstock to us, including due to tariffs, sanctions, or regulatory and/or logistical hurdles, which could lead to significant delays in production schedules.

Even if our customers are able to obtain and deliver enriched uranium (including HALEU) to us, our ability to further scale our production operations is subject to obtaining necessary regulatory and licensing approvals for the installation and operation of incremental modular equipment at our facilities, together with related safety reviews and approvals for holding and processing increased quantities of enriched uranium feedstock at our facilities. While we currently hold and process substantial amounts of enriched uranium at our Oak Ridge SN-0 facility, expanding our operations to accommodate additional volumes of HALEU or other enriched uranium feedstock will require us to obtain regulatory approvals to expand our modular production capacity at our facilities as we continue to scale our business. There can be no assurance that such regulatory approvals will be obtained on a timely basis, or at all, and any failure or significant delay in obtaining such necessary regulatory approvals could limit our ability to scale our production capacity, fulfill customer orders, and grow our business.

If our customers are unable to obtain enriched uranium (including HALEU) meeting their unique specifications, or if they are unable to provide it to us, or if we are unable to obtain the necessary regulatory approvals to hold and process such materials at our facilities in sufficient quantities, it would constrain demand for our nuclear fuel manufacturing capabilities and could have a material adverse effect on our business, results of operations and financial condition.

The occurrence of a nuclear safety incident or nuclear accident, whether it results in release of radiation to the public, or otherwise, can greatly change the course of the overall industry and our business with significant adverse effects.

Incidents involving nuclear energy facilities, including accidents, terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, and such adverse effects could decrease demand for nuclear energy, increase regulatory requirements and costs, or result in liability or claims that could materially and adversely affect our business. Successful execution of our business model is dependent upon public support for nuclear power in the United States and other countries.

Any significant incident affecting a nuclear energy facility could materially damage public perception of nuclear power. In the past, adverse public reaction to such incidents (for example, incidents involving the Fukushima nuclear power plant in Japan, and incidents at Three Mile Island and Chernobyl) led to increased public and regulatory scrutiny, which contributed to extended licensing and construction periods for new nuclear power plants, sometimes delaying construction schedules by decades or more or even shutting down operations at already-constructed nuclear power facilities. Any such incident could also impact consumers’ demand for heat, electricity, or fuel derived from nuclear energy and, as a result, impact demand for our nuclear fuel products. Any of these effects could materially and adversely affect our business prospects, financial condition, results of operations and cash flows.

The occurrence of adverse events, cancellations of significant projects, delays in project timelines, adjustments in cost structures, and other negative developments announced by competitors could have an impact on our business, financial condition and results of operations.

The occurrence of newsworthy events in the nuclear industry as a whole, including, but not limited to the delay of major projects, inflated cost adjustments, fluctuations in product pricing strategies, cancellations of public offerings, customer withdrawals, or disruptions in supply chain may adversely affect our business in several ways. For example:

•        Negative news or events associated with industry peers may lead to decreased investor confidence in the sector, which could impact the broader stock market performance of companies operating within the industry, including us. This could result in fluctuations or declines in our stock price irrespective of our internal performance.

•        Adverse events in competitor firms may also alter the competitive landscape, affecting market share dynamics, pricing strategies, and overall positioning within the industry. This could impact our ability to retain or expand our market presence.

•        Changes in market dynamics influenced by competitors’ actions, such as inflated cost adjustments or potential cancellations, could have an adverse impact on our financial stability and profitability, influencing our financial metrics and potentially impacting investor perceptions.

There is no guarantee that we will be insulated from the adverse effects of the foregoing events and the occurrence of any of these events could negatively impact our business, financial condition and results of operations.

The OTA we are party to with the DOE may be terminated at any time and shifts in governmental policy, priorities or oversight approach under the OTA could increase operational friction, any of which could materially disrupt our operations and business prospects.

Our operations at our Oak Ridge SN-0 facility and our planned operations at our Oak Ridge SN-TN facility and SN-ID facility are governed by the OTA with the DOE, which provides DOE authorization to build, operate, and commission advanced fuel fabrication facilities at our Oak Ridge Facilities and SN-ID Facility. Changes in DOE policy or priorities, as well as shifts in the level or focus of oversight the government conducts in relation to the OTA, could disrupt our operations by increasing review times or imposing additional compliance burdens. These changes could delay or disrupt our ability to carry out our development and commercialization plans, even if the OTA remains active.

Additionally, under the terms of the OTA, the agreement may be terminated by either party at any time upon thirty (30) days’ written notice, with or without cause. The DOE may also terminate the agreement immediately (i) in the event of a material breach by us, (ii) in the event of our insolvency or bankruptcy, or (iii) upon other specified events, including (a) a change in our ownership that increases ownership or control by a “foreign country of concern” (which includes the People’s Republic of China, the Russian Federation, the Democratic People’s Republic of Korea, and the Islamic Republic of Iran) or any other change that effectively makes us subject to the direction of a foreign country of concern or at risk of undue foreign influence that cannot be sufficiently mitigated, (b) the identification by the DOE of significant research, technology, or economic security risks that cannot be sufficiently mitigated, (c) our failure to timely disclose violations of federal criminal law involving fraud, bribery, or gratuity violations, or (d) if we cease to do business or terminate our operations. Under the OTA, our activities at our Oak Ridge and Idaho facilities are subject to comprehensive DOE oversight and a regulatory framework designed to ensure nuclear safety, security, and environmental protection. If the OTA is terminated for any reason, our authority to operate under DOE jurisdiction would immediately cease, and we would be required to obtain alternative regulatory approvals — such as a license from the NRC — before resuming operations. There can be no assurance that we would be able to obtain such approvals in a timely manner, on acceptable terms, or at all. Termination of the OTA could require us to suspend or discontinue operations, decommission facilities, incur significant costs, or experience substantial delays in our business plan, any of which could have a material adverse effect on our business, financial condition, and results of operations. See “Business — Government Regulation and Nuclear Materials Compliance — Nuclear Safety Regulation under the DOE” for additional information.

Further, if in the future we enter into any other agreements with applicable regulators or any government funding instruments, we may similarly be subject to audit and cost allowability rules, termination for convenience, and specific rights in data and inventions developed with federal funds. These requirements can result in reduced payments, repayment obligations, or limits on our ability to commercialize, enforce or protect intellectual property and similar proprietary rights arising from federally funded work, and may also require domestic sourcing, labor standards, or public-access data requirements that may increase costs or limit flexibility.

In the future, we may transition our facilities from DOE oversight to NRC licensing, and there can be no assurance that we will be able to do so on acceptable terms or in a timely manner.

Our current operations at our SN-0 facility and planned operations at our SN-TN and SN-ID facilities are conducted under DOE oversight pursuant to our OTA. While this framework has enabled us to advance our development and initial production activities, we expect we will need to transition these facilities to NRC licensing and oversight at some point in the future as part of our commercialization strategy. The process of obtaining an NRC license and transitioning our facilities from DOE oversight to NRC regulatory jurisdiction is complex, costly, and subject to significant uncertainty and there can be no assurance that we will be able to complete the transition on acceptable terms, within our anticipated timeline, or without material disruption to our operations, if at all.

In addition, the NRC licensing process involves extensive review, including evaluation of our safety analysis, environmental impact assessments, and public participation, any of which could result in delays, additional conditions, or denial of our application. Any delay in obtaining NRC licensure for such facilities could postpone our ability to commercially sell TRISO fuel produced at those facilities, limit our revenue growth, and adversely affect our competitive position. If we are unable to successfully transition to NRC oversight, or if the costs or timeline of such transition materially exceed our expectations, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

If Framatome’s NRC license is suspended, revoked, or otherwise restricted, or if Framatome is unable or unwilling to support the joint venture’s activities, our ability to operate at the Richland SN-F Facility could be materially impaired or terminated.

We intend to conduct advanced nuclear fuel manufacturing at our joint venture partner Framatome’s NRC-licensed facility in Richland, Washington, based on an amendment to Framatome’s existing NRC license to permit the manufacturing of our advanced fuel products, including TRISO, at the facility, which was approved by the NRC in June 2026. Our agreement with Framatome provides that the joint venture’s use of the Richland SN-F Facility is subject to Framatome’s ongoing compliance with NRC license conditions and site policies. If Framatome’s NRC license is suspended, revoked, or otherwise restricted, or if Framatome is unable or unwilling to support the joint venture’s activities, our ability to operate at the Richland SN-F Facility could be materially impaired or terminated. The loss of access to the Richland SN-F Facility, or the inability to operate under NRC jurisdiction as planned, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The SN Framatome JV may be dissolved if certain regulatory, operational, and commercial milestones are not achieved, and we may be required to reimburse Framatome for certain expenditures in connection with any such dissolution, which could materially and adversely affect our business, financial condition and results of operations.

Unless the JV Board agrees otherwise, the SN Framatome JV will be dissolved upon the occurrence of certain events, including, among other things, (1) failure to meet any of the following milestones: (a) receipt at the Richland SN-F Facility of operable equipment to produce advanced fuel product by December 1, 2026, (b) obtaining NRC approval of the license amendment necessary for activities at the Richland SN-F Facility by March 1, 2027,

(c) securing a binding order or orders for advanced fuel products having certain minimum order commitments and cancellation fee terms by August 1, 2027, as such date may be adjusted by the JV Board (the “Purchase Commitment”), or (d) production of product at the Richland SN-F Facility that meets customer specifications by August 1, 2028, and (2) if production at the Richland SN-F Facility remains idle for more than 12 months after the start of operations due to lack of orders (each, a “Dissolution Milestone”). Furthermore, upon the dissolution of the SN Framatome JV for any reason, if the Purchase Commitment has not previously been secured, we have agreed to reimburse Framatome for up to $6.5 million of expenditures incurred by Framatome prior to the date of dissolution.

The achievement of these milestones is subject to numerous risks and uncertainties, many of which are beyond our control, including regulatory approval timelines, equipment procurement and installation schedules, the development of our commercial customer pipeline, and our ability to manufacture product at the Richland SN-F Facility that meets required customer specifications. As a result, there can be no assurance that the SN Framatome JV will achieve these milestones by the required dates or at all. In addition, given that we and Framatome each have the right to appoint half of the directors to the JV Board, which generally acts by simple majority, if any of the Dissolution Milestones are not achieved, we will not have the unilateral right to cause the JV Board to elect not to proceed with dissolution. See also “— The governance structure of the SN Framatome JV may result in deadlocks that could delay or prevent key decisions, which could result in the dissolution of the JV or materially and adversely affect the SN Framatome JV’s operations and our business.”

If any of the Dissolution Milestones are not achieved and the SN Framatome JV is dissolved, it could disrupt our strategic plans for the industrial scale manufacturing of advanced fuel products and we may not be able to scale our business, and may not achieve the growth, yields, and/or profitability that we have targeted or expect. We may also suffer reputational damage with customers and investors due to our failure to achieve the Dissolution Milestones and the termination of the SN Framatome JV, which could further adversely impact our ability to commercialize nuclear fuel product produced at our other facilities through the loss of our access to Framatome’s existing infrastructure and commercial relationships. In addition, if the SN Framatome JV is dissolved at a time that the Purchase Commitment has not been met or maintained, and we are required to make a significant cash payment to Framatome, it could materially and adversely affect our liquidity position. As a result, the dissolution of the SN Framatome JV at any time could materially and adversely affect our business, financial condition and results of operations.

The governance structure of the SN Framatome JV may result in deadlocks that could delay or prevent key decisions, which could result in the dissolution of the JV or materially and adversely affect the SN Framatome JV’s operations and our business.

The business and affairs of the SN Framatome JV are managed by a JV Board consisting of six directors, three appointed by us and three appointed by Framatome. As a result, neither we nor Framatome can unilaterally direct the SN Framatome JV to take action or determine decisions to be made by the JV Board, and each member effectively holds a veto on action by the JV Board. In addition, certain special matters such as the entry into loan agreements or similar borrowing arrangements, the admission of new members or changes in percentage interests, and the purchase or sale of real estate or assets necessary for the SN Framatome JV’s purpose, require the unanimous approval of all directors then in office.

This governance structure exposes us to the risk that the JV Board may reach an impasse, or deadlock, on critical matters. Although the SN Framatome JV provides for a multi-step dispute resolution process, consisting of referral to senior executives for direct negotiation, followed by mediation by a neutral party, and ultimately binding arbitration with the consent of the members, these procedures may be time-consuming and may not result in a resolution that is favorable to us.

If the JV Board is unable to reach agreement on key strategic or operational decisions, including any determination not to dissolve the SN Framatome JV upon the failure to achieve any Dissolution Milestone, the SN Framatome JV may be unable to adapt to changing market conditions, pursue growth opportunities, secure necessary funding, commence subsequent phases of capacity expansion on a timely basis, or continue in operation, any of which could materially and adversely affect our business, financial condition, and results of operations. See also, “— The SN Framatome JV may be dissolved if certain regulatory, operational, and commercial milestones are not achieved, and we may be required to reimburse Framatome for certain expenses in connection with any such dissolution, which could materially and adversely affect our business, financial condition and results of operations.”

The timing and size of contract awards and project milestones associated with a limited number of large contracts may cause our quarterly results to vary significantly.

A significant portion of our revenues are currently, and may in the future be, attributable to a limited number of large customer contracts or deposits and, as a result, our quarterly results may fluctuate significantly due to the timing, value and size of contract awards and project milestones, which can cause bookings to vary materially from one quarter to the next. Our revenue and profit margins may be affected by the schedule of project execution and contractual milestones as well as required customer activities and approvals. Accordingly, our quarterly revenue, gross margin and results of operations are subject to certain volatility if viewed on a quarterly basis, which could make period-to-period comparisons difficult and adversely affect the trading price of our Class A common stock. Additionally, certain of our contracts with our customers allow them to terminate the contract at any time only with advance written notice. While certain contracts contain penalties associated with cancellations and/or changing the scope of the contract as protective measures, if such contracts are cancelled, or definitive fuel sale agreements are not entered into in connection with any customer deposit or intended order, and we are able to collect such penalty amounts or retain such deposits, they may not fully offset the adverse impacts of delays, scope changes or cancellations. See also “—Nuclear power generation projects can have long development cycles which, if they do not result in the completion of the project, could impact customer demand for our nuclear fuel products and adversely affect our business, financial condition and results of operations.”

Because our revenue base is expected to be concentrated as we scale our initial commercial sales, the loss of, reduction in work from, delay in payments by, failure to expand, renew or convert deposits or intended orders with, or deterioration of our relationship with, any significant customer could disproportionately reduce our revenues, delay our commercialization plans and adversely affect our business, financial condition and results of operations. Our customer concentration may also subject us to perceived or actual bargaining leverage that our large customers may have, given their importance to us. If our large customers seek to negotiate or renegotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Further, our total contract backlog is limited to a small number of customers, and the loss of any one of such customers could have a material impact on such figure. See also “—Backlog may not be realized or may not result in profits and may not accurately represent future revenue.” We may not be able to replace any lost or reduced revenue from a significant customer in a timely manner, on comparable terms, or at all, particularly because new customer relationships in the advanced nuclear fuel market may require lengthy technical qualification, regulatory, and contracting processes.

Our backlog and our qualified pipeline of carefully vetted potential sales opportunities may not be realized or may not result in profits and may not accurately represent future revenue.

Total contract backlog, and in particular our unfunded portion of our total contract backlog, is difficult to determine accurately and is not a comprehensive indicator of future revenue amounts or timing, and companies within our industry may define total contract backlog differently. Reductions in total contract backlog due to failed projects, contract cancelation, termination or scope adjustment by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts in our total contract backlog. Further, we are dependent on a limited number of customers for our total contract backlog and any cancellation or non-payment by such customers may materially change the actual amount of revenue we earn in any given year. In the event of a project cancelation, termination or scope adjustment, we typically have no contractual right to the total revenues reflected in our backlog. The timing of contract awards, duration of large new contracts and the mix of services, subcontracted work and material in our contracts can significantly affect backlog. Further, the unfunded contract backlog portion represents the dollar value of intended fuel sales under memoranda of understanding, non-binding framework agreements or term sheets, and letters of intent. Potential customers are under no obligation to enter into definitive Fuel Sales Agreements with us and if they do, it may be on terms different than those initially agreed upon in such memoranda of understanding, non-binding framework agreements or term sheets, and letters of intent. In addition, the option to purchase additional fuel from us pursuant to the purchase options under executed contracts is solely in the discretion of our customers, and there can be no assurance such option will ever be exercised or result in revenue. Given these factors and our method of calculating total contract backlog, our total contract backlog at any point in time may not accurately represent the revenue that we expect to realize during any period, and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator. Consequently, we cannot provide assurance that our estimates of total contract backlog will accurately reflect future revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion on how we calculate total contract backlog for our business.

In addition, our qualified pipeline of vetted opportunities are not subject to binding agreements, and only represent non-binding indications of interest subject to ongoing negotiation of commercial terms and other conditions. In the event that our qualified pipeline does not translate into backlog and future revenue as anticipated, it could materially and adversely affect our business, financial performance and results of operations.

The financial difficulties experienced by, and operating conditions of, our customers and suppliers could adversely affect our results of operations and financial condition.

Potential events or circumstances that could affect either our customers or suppliers under current or future contracts with us or the nuclear industry as a whole include:

•        armed conflicts, government actions, pandemics, and other events that disrupt supply chains, production, transportation, payments and importation of nuclear materials or other critical supplies or services;

•        natural or other disasters impacting nuclear facilities or involving shipments of nuclear materials;

•        changes in U.S. or foreign government policies and priorities;

•        regulatory actions or changes in regulations by nuclear regulatory bodies applicable to us, our suppliers or our customers;

•        decisions by agencies, courts or other bodies under trade and other laws applicable to us, our suppliers, or our customers;

•        disruptions in other areas of the nuclear fuel cycle, such as uranium supplies or conversion;

•        civic opposition to, or changes in government policies regarding, nuclear operations;

•        business decisions concerning reactors or reactor operations;

•        the financial condition of reactor owners and operations;

•        the need for generating capacity;

•        consolidation within the electric power industry; or

•        delays in or the inability of certain of our customers to obtain or maintain financing.

These events could adversely affect us to the extent they result in, among other things, lower demand; burdensome regulation, disruptions of shipments, production importation or payment; increased competition from third parties; increased costs or difficulties; or increased liability for actual or threatened property damage or personal injury. Additionally, customers may face financial difficulties, including from factors unrelated to the nuclear industry, that could affect their willingness or ability to make purchases. Such factors could include the ability or inability to obtain financing for a particular project. We cannot provide any assurance that events will not prevent or delay us from making deliveries to our customers or increase our costs or that our customers, suppliers, or contractors will not default on their obligations to us or file for bankruptcy protection. If a customer files for bankruptcy protection, for example, we likely would be unable to collect all, or even a significant portion, of amounts that are owed to us. A default and bankruptcy filing by one or more customers or suppliers, or events such as those listed above which prevent or limit our or our customers’ ability to obtain raw materials or our ability to sell our nuclear fuel products, could have a material adverse effect on our business, financial position, results of operations, or cash flows.

The ability to compete in certain foreign markets may be limited for legal, political, economic, or other reasons.

Doing business in foreign markets poses additional risks and challenges. Agreements for cooperation between the U.S. government and various foreign governments or governmental agencies control the export of nuclear materials, including nuclear fuel, from the United States. We are unable to supply fuel for foreign reactors unless there is an agreement for cooperation in force. If an agreement with a country in which one or more of our customers is located were to lapse, terminate, or be amended, our sales or deliveries could be curtailed or terminated, adversely affecting our business, results of operations, and prospects. Moreover, the lack of such agreements for cooperation between the U.S. government and those governments or agencies in emerging markets may restrict our ability to sell into such markets. Further, certain foreign markets lack a comprehensive nuclear liability law that protects suppliers by channeling liability for injury and property damage suffered by third persons from nuclear incidents at a nuclear facility to the facility’s operator. The lack of legal protection for suppliers could adversely affect our ability to compete for sales in these markets, which could have an adverse impact on our financial condition and results of operations.

If we infringe, misappropriate or otherwise violate, or are alleged to infringe, misappropriate or otherwise violate, intellectual property or other proprietary rights of third parties, our business, financial condition, and results of operations could be adversely affected.

We have in the past, and may in the future, be subject to claims that we or our business operations infringe, misappropriate or otherwise violate the patents, trademarks or other intellectual property or proprietary rights owned by others. For example, our nuclear fuel designs may infringe, or be claimed to infringe, patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and elsewhere. Third parties could bring claims of patent infringement or other violation of intellectual property or other proprietary rights against us that would cause us to incur substantial expenses (and, if successfully asserted against us, could cause us to pay substantial damages if we are found to have willfully infringed certain intellectual property of others), which could materially impact our business, financial condition, and results of operations.

If an intellectual property suit were brought against us, we could be forced to stop or delay development, use, or commercialization of our fuel design or other technology (or a component thereof) that is the subject of the suit, could be required to redesign all or a portion thereof, or, if the claims in such suit were to involve our trademarks, could be required to change our branding. As a result of intellectual property-related claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees, royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened intellectual property-related claims, we are unable to enter into licenses on acceptable terms or at all. This could significantly and adversely affect our business, financial condition, and results of operations. In addition to infringement claims against us, we may become a party to other types of intellectual property litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office regarding intellectual property rights with respect to our nuclear fuel designs or other technologies. The cost to us of any intellectual property litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Further, the defense costs and settlements for intellectual property-related lawsuits may not be covered by insurance, and may not be adequate to indemnify us for all liability that may be imposed. Intellectual property infringement lawsuits can take years to resolve. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time.

If we are unable to obtain, maintain, protect or enforce our intellectual property and similar proprietary rights, including trade secrets relating to our technology, the commercial value of our technology and our business, financial condition and results of operations may be adversely affected.

Our success and ability to compete depends in part upon our ability to obtain and maintain intellectual property and proprietary right protection in the United States and other countries for our nuclear fuel designs, technologies and products and related methods, procedures, processes and documentation. We rely on, and expect to continue to rely on, a combination of patents, trademarks, copyrights, trade secrets, confidentiality and license agreements to establish, maintain, and protect our intellectual property and proprietary rights. Our efforts to establish, maintain, protect, and enforce our intellectual property and proprietary rights may not be sufficient or effective. There can be no assurance that our intellectual property or proprietary rights will be sufficient to protect against others offering products, services or technologies that are substantially similar to ours and that compete with our business. Our failure to obtain or maintain adequate protection for, or to protect and enforce, our intellectual property and other proprietary rights for any reason could have a material adverse effect on our business, financial condition, and results of operations.

Patents

We own a variety of patents and patent applications in the United States, as well as corresponding patents and patent applications in several other jurisdictions. We have not obtained patent protection in each market in which we plan to compete or in which our products may be developed, manufactured, sold or used. Furthermore, our patents, trade secrets, information and intellectual property may be the subject of infringement, misappropriation or other violation by third parties, or may be challenged in ways that could result in them being narrowed in scope or declared invalid. We do not know how successful we would be should we choose to assert our patents or other intellectual property or proprietary rights against suspected infringers, misappropriators or violators. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, patents may be opposed, contested, abandoned, challenged, narrowed, invalidated, infringed, designed around or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. There can be no assurance that any patents currently issued or issued to us in the future will be of sufficient scope or strength to provide us with meaningful protection. Further, the patenting process is expensive, time-consuming and complex, and we may not be able to file and/or prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or pursue or obtain patent protection in all relevant markets. Our existing patents will all eventually expire, after which we will not be able to prevent our competitors from using our previously patented technologies, which could materially adversely affect our competitive advantage stemming from the applicable products and technologies. We also cannot assure you that we will have adequate resources to enforce our patents. Changes in patent laws or in interpretations of patent laws in the United States and other countries may also diminish the value of our intellectual property or narrow the scope of our patent protection, which could in turn adversely affect our business, financial condition, and results of operations.

Trade Secrets and Proprietary Technologies

We also utilize and rely on a significant number of unpatented proprietary technologies, such as our proprietary methods of manufacturing, processing and operation. It is possible that others will independently develop the same or similar technologies or otherwise obtain access to our unpatented technologies. To protect our patented and unpatented proprietary technologies, including trade secrets and other proprietary information, we require employees, consultants, advisors, suppliers and other third parties with whom we do business to enter into confidentiality and invention assignment agreements as we deem appropriate. However, we cannot assure you that we have entered into, or will be able to enter into, such agreements with each party that has or may have had access to our trade secrets, know-how, confidential or proprietary information or that has developed any intellectual property on our behalf, or that these agreements will provide meaningful protection for our intellectual property in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information or ownership disputes with inventors of any intellectual property developed by them on our behalf. Further, despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently or intentionally incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s or any third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and could harm our business, financial condition and results of operations. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

Third-Party Licenses

Furthermore, we rely, and may continue in the future to rely, on certain IP developed or licensed by third parties and the licenses we receive to such intellectual property or other proprietary rights may not provide exclusive or unrestricted rights in all territories in which we may wish to develop or commercialize our products in the future and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. If we violate the terms of any of our license agreements, a licensor may have the right to terminate our license. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain or renew our license agreements could result in a loss of revenue and negatively impact our results of operations. Because of the rapid pace of technological change, we may not be able to obtain or continue to obtain licenses and technologies from relevant third parties on reasonable terms, or at all, and our inability to license this technology could harm our ability to compete. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

Trademarks

Additionally, we rely on our trademarks, trade names or brand names to distinguish our products and business from the products and business of our competitors, and have registered or applied to register several of these trademarks. We cannot assure you that any trademark applications we have filed or may file in the future will be approved. Third parties may oppose our trademark applications, or otherwise dilute, challenge our use of or otherwise violate our trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our company or our products, which could result in loss of brand recognition, and could require us to devote resources to developing, advertising and marketing new brands. If our trademarks are not adequately protected, or if we are unable to successfully establish name recognition based on our trademarks, we may not be able to compete effectively and our business may be adversely affected. Further, we cannot assure you that competitors will not infringe our trademarks or otherwise adopt trademarks similar to ours, or that we will have adequate resources to maintain and enforce our trademarks.

Foreign Jurisdictions

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. Because of the differences in foreign patent, trademark and other laws concerning intellectual property and other proprietary rights, our intellectual property and other proprietary rights may not receive the same degree of protection in foreign countries as they would in the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or other intellectual property or use or marketing of competing products in violation of our intellectual property and proprietary rights generally, and could adversely affect our competitive position.

Enforcement and Litigation

Significant resources may be required to monitor and protect our intellectual property and proprietary rights, and despite such efforts, we may not be able to detect infringement, misappropriation or other violations of our intellectual property or proprietary rights by third parties. Litigation or proceedings may be necessary in the future to enforce and protect our intellectual property and proprietary rights and such litigation or proceedings could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent or other intellectual property applications at risk of not issuing, could result in the impairment or loss of portions of our intellectual property or proprietary rights and could provoke third parties to assert claims, defenses and suits against us attacking the ownership, scope, validity and enforceability of our intellectual property or proprietary rights. Third parties may also separately challenge the validity and enforceability of our intellectual property in administrative and other legal proceedings. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated, deemed unenforceable or reduced in scope. Furthermore, because of the substantial amount of discovery that may be required in connection with intellectual property litigation, there is a risk that some of our proprietary or confidential information could be compromised by disclosure during this type of litigation. Our inability to protect our proprietary technology and other intellectual property against infringement, misappropriation or other violations, as well as any costly litigation or diversion of our management’s attention and resources, could allow competitors to develop and commercialize services or products similar to ours and thereby reduce demand for our offerings, could delay future sales and introductions of new products, result in our substituting inferior or more costly technologies into our business, or injure our reputation. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

See also “— We may discover title defects, unreleased liens, real property restrictions, or breaks in intellectual property chain of title (including with respect to the assets acquired from Ultra Safe) that require costly remediation and could constrain operations.”

The U.S. government may exercise march-in rights which could result in compulsory licensing of certain of our owned or licensed intellectual property.

We have licensed and may in the future develop, acquire or license, certain intellectual property that have been generated through the use of U.S. government funding or grants. As a result, the U.S. government may have certain rights to inventions developed using such government funding or grants. These U.S. government rights include non-exclusive, non-transferable, irrevocable, paid-up, worldwide licenses to use such inventions for any governmental purpose. In addition, the U.S. government may have the right, under certain limited circumstances, to require the granting of exclusive, partially exclusive or non-exclusive licenses to any of such inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention, (2) government action is necessary to meet public health or safety needs or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights in respect of our intellectual property or those of our licensors that have been generated through the use of U.S. government funding or grants, we or they could be forced to license or sublicense such intellectual property on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if they are not properly disclosed to the U.S. government or an application to register the intellectual property is not filed within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or our applicable licensors to expend substantial resources. In addition, the U.S. government requires that any products embodying any such inventions or produced through the use of any such inventions be manufactured substantially in the United States, subject to certain exceptions.

If we fail to keep pace with rapidly evolving technological developments in AI, our competitive position and business may suffer.

As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. The development, deployment, and use of AI technology remains in early stages and ineffective or inadequate development or application practices by us or third parties that we may use in the future may result in unintended consequences. For example, models underlying AI may be incorrectly designed or implemented and AI may be trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, used without sufficient oversight and governance, and/or adversely impacted by unforeseen technical or cybersecurity issues, among other things.

If we fail to keep pace with rapidly evolving technological developments in AI, our competitive position and business may suffer. Our competitors or other third parties may adopt AI capabilities more quickly or more effectively than we do, which could adversely impact our ability to compete. In addition, developing, testing, and deploying resource-intensive AI solutions may require additional investment and increase our costs. Any of the foregoing may adversely affect our business, financial condition, results of operations and prospects.

Further, the legal and regulatory landscape surrounding AI is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity, privacy, and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to use or development of AI tools. Compliance with new or changing laws, regulations or industry standards related to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies in certain use cases. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or reputational harm.

The direct and indirect impact on us and our customers from severe weather and other effects of climate change and the economic impacts of the transition to non-carbon based energy, could adversely affect our financial condition, results of operations, and cash flows.

Our operations and properties, and those of our customers, may in the future be adversely impacted by flooding, wildfires, high winds, drought and other effects of severe weather conditions that may be caused or exacerbated by climate change. Any significant damage to such properties could force us or our customers to suspend operations at such properties, which may in turn limit demand for our nuclear fuel products. See also “— Disruptions or temporary shutdowns at any of our manufacturing facilities could materially and adversely affect our business.” Even if these events do not directly impact us or our customers they may indirectly impact us and our customers through increased insurance, energy or other costs. In addition, although the ongoing transition to non-carbon based energy is creating significant opportunities for us and our customers, the transition also presents certain risks, including macroeconomic risks related to higher energy costs and energy shortages, among other things. These direct and indirect impacts from climate change could adversely affect our financial condition, results of operations, supply chain and cash flows.

Our business, financial condition and results of operations could be adversely affected by epidemics and other health related issues.

National or global health related outbreaks could disrupt supply chains and our day-to-day operations and those of our suppliers, our contractors, and our customers, which could materially adversely affect our operations, including increasing our costs. Government-mandated quarantines, slowdowns or shutdowns, border closings, and travel restrictions resulting from a global pandemic or health crisis could all materially disrupt global supply chains and the timely availability of products or product components. Further, impacts of such health crises on our management and workforce, or of the workforces of our suppliers, contractors, or customers, could adversely impact our business and we may be unable to mitigate such impacts.

If a health crisis prevents our employees or our contractors from working in-person at our sites or our suppliers are unable to provide goods and services on the schedules we anticipated, the impacts on our production capabilities and costs could be material.

Actual costs and timelines around the production of advanced fuels and radioisotope power systems using non-uranium feedstocks may materially exceed estimates.

It is possible to produce advanced fuels and radioisotope power systems using non-uranium feedstocks. While we do not utilize such non-uranium feedstock today, if we were to produce advanced fuels and radioisotope power systems using non-uranium feedstocks (including, for example, transuranic elements) in the future, such potential plans would be dependent on the availability, cost, and regulatory accessibility of such materials, as well as our ability to design, license, and deploy dedicated processing facilities, which may need to be separate and distinct from our uranium-based operations. The development, permitting, construction, and operation of these facilities may require substantially greater time, capital, and technical effort than currently anticipated, and actual costs and timelines may materially exceed our estimates. The costs to develop and commercialize advanced fuels and radioisotope power systems using non-uranium feedstocks would require a substantial amount of investment over a period of years, and commercialization would also require authorizations from government agencies. If we elect to pursue such technologies and the development of such products, there can be no assurance that we will be successful in addressing all of the challenges inherent in developing and commercializing this technology or in obtaining the required governmental authorizations. The potential also exists for competitors to emerge with alternative technologies. We can provide no assurance that those competitors will not develop and commercialize similar or superior technologies, including such technologies that compete with, and potentially reduce demand for, our uranium based nuclear fuel products, sooner than we can or at a significant cost or price advantage.

The occurrence of cybersecurity incidents or disruptions to or involving our information technology systems or those of our service providers, or a deficiency in our cybersecurity or the cybersecurity of our service providers, could negatively impact our business, financial condition, and results of operations.

We retain highly confidential, sensitive and proprietary information, including personal data of our employees, in our systems and databases on third-party network providers. Although we maintain security features in our systems designed to protect confidential, sensitive and proprietary information and prevent data loss and other cybersecurity incidents, such measures cannot provide absolute security and our operations have been and may in the future be susceptible to incidents affecting our systems, networks or databases, or those of third parties that we rely on, including from circumvention of security systems, denial of service attacks or ransomware, hacking, computer viruses or malware, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), credential stuffing attacks, credential harvesting, supply-chain attacks, software bugs, software or hardware failures, technical malfunction, employee error or noncompliance, malfeasance, technical errors, physical breaches, natural disasters, terrorist attacks and other system disruptions. We outsource certain functions, including IT functions, and these relationships allow for the storage and processing of our information, as well as customer, counterparty, and employee information.

While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction or other processing of data, or other cybersecurity incidents, with increased costs and other consequences, including those described below. The third parties with which we outsource certain of our IT functions utilize a variety of systems and cybersecurity capabilities, but such third parties may not be successful in preventing a cybersecurity incident. In some cases, we may not be aware of cybersecurity incidents for a long time as we rely on such third parties to inform us of a cybersecurity incident that could affect our information contained in their systems. Further, our information, facilities and systems and those hosted or supported by third parties on our behalf could also be impacted by the intentional or unintentional improper conduct of our employees, vendors or others who have access to and may mishandle or misappropriate sensitive, confidential or proprietary information. Any such actual or perceived event could cause us to lose potential customers, investors, government contracts and governmental approvals, become subject to regulatory actions, litigation, sanctions, requirements or other statutory penalties, disrupt our operations, and have a material adverse effect on our business, results of operations and financial condition.

Cybersecurity incidents may jeopardize the security, trade secrets, confidential, sensitive or proprietary data, or other information stored in and transmitted through our systems or the systems of third parties. In addition, cybersecurity incidents may cause extended disruptions to systems and operations and thus could impact our ability to develop products and conduct research and development. This may have a material adverse effect on our business, results of operations and financial condition.

The techniques used to obtain unauthorized, improper or illegal access to systems and information (including confidential, sensitive and proprietary information), disable, or degrade service, or sabotage systems, change frequently, may be difficult and/or costly to detect for a long time, and often are not recognized until after data has been taken or significant systems or information are compromised. Evolving technologies, such as the use of AI, also pose new threats to cybersecurity. Certain threats are designed to remain dormant or undetectable until launched against a target, and we may not be able to implement adequate preventative measures. Even when a cybersecurity incident is detected, the full extent of the incident may not be determined immediately. Certain efforts may be nation-state sponsored and/or supported by significant financial and technological resources and therefore may be even more difficult to detect. Cybersecurity incidents may cause outages and disruptions of our systems. Certain types of security incidents could harm us even if our systems are left undisturbed. For example, data breaches, cyberattacks or other security incidents may be designed to deceive employees and service providers into releasing control of our systems or data to a hacker while others may aim to introduce computer viruses or malware or other corruptants into our systems with a view to stealing confidential, sensitive or proprietary data.

We, or the third parties with whom we contract, may not anticipate these techniques or implement adequate preventive measures. We currently expend and may be required to further expend significant additional capital and other resources to protect against or respond to cybersecurity incidents. Despite our efforts, we may not have implemented all systems, security tools, measures, and processes that are consistent with industry standards and there can be no assurance that the security measures we have developed and implemented, or that we may develop and implement in the future, will provide absolute security or prevent data breaches, cyberattacks or other security incidents. It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident, and our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Our insurance coverage may be inadequate to compensate us for any related losses we incur and, in some cases, our insurance coverage may not cover the cybersecurity incident at all. These issues are likely to become more difficult as we expand our operations. Any breach of our security measures or other cybersecurity incident, or even a perceived breach of our security measures or other perceived cybersecurity incident, could cause us to lose potential customers, investors, government contracts and governmental approvals; suffer material harm to our business, reputation, financial condition, results of operations, and reputation, be subject to regulatory actions, litigation, sanctions, requirements or other statutory penalties, disrupt our operations, and have a material adverse effect on our business, results of operations, and financial condition.

Our information technology assets, including those we acquired out of bankruptcy, may contain cybersecurity risks and vulnerabilities, which may be undetected, unidentified or unknown. In addition, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities, systems and technologies. Furthermore, we may discover additional cybersecurity issues that were not found during due diligence of such acquired or integrated assets and entities. It may also be difficult to integrate companies into our information technology environment and security program.

Risks Related to Legal, Regulatory and Compliance Matters

Government policy, laws, or requirements (including environmental and operational mandates) may change drastically from one administration to another, and in doing so significantly burden or impair our operations.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to use and possession of radioactive materials; design, manufacture, operations, marketing and transportation of nuclear fuel; import or export of nuclear technology, material, fuel or equipment; and environmental issues. Laws and regulations at the federal, state and local levels are subject to change, including changes in administrative or judicial interpretation and/or changes in implementation through executive orders or agency guidelines. Changes in laws and regulation are especially likely in relation to new and emerging industries and in the event of a change in administration at the state or federal levels, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future applicable regulatory requirements. While we monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, we cannot guarantee that these measures will be satisfactory to regulators or other third parties, such as our customers, who are also subject to extensive governmental regulation. Our efforts to comply with new and changing laws and regulations may result in increased general and administrative expenses, including implementation of complex compliance programs, qualification and training of personnel, and periodic inspections and audits, and a diversion of management time and attention. While recent executive actions prioritize nuclear deployment and fuel supply over certain other forms of energy generation, subsequent administrations or agencies may alter or reverse these priorities, creating planning uncertainty or requiring us to materially modify how we operate our business. For example, our Oak Ridge Facilities and Idaho Facility are under DOE authorization based on a combination of executive orders and the OTA, which together provide a regulatory pathway for pilot fuel production lines outside the traditional NRC licensing process. Under the OTA, we are required to transition key operational elements to full DOE oversight and away from NRC jurisdiction. This provision was incorporated into the OTA to foster nuclear innovation and reduce the time needed to bring advanced nuclear technologies into production. Any future reinstatement of the requirement that nuclear fuel production facilities be under NRC jurisdiction (whether by a future administration, new legislation or otherwise) could result in significant costs, delays, and uncertainties, and could adversely affect our ability to timely commercialize our products and achieve our business objectives. More generally, any changes in law or administration, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows, financial condition, and lead to regulatory delays that could impact our ability to obtain licenses, certifications, authorizations, permits, and/or approvals from regulatory agencies. Failure to comply with these laws may also result in civil and criminal penalties or private lawsuits, or the suspension or revocation of regulatory approvals, which would prevent us from operating our business.

Our operations and business plans could be significantly impacted by changes in federal, state, and local government policies and priorities.

Changes in support, in policies, or in priorities by the legislative or executive branch for nuclear fuel, including changes at the NRC, the DOE, the U.S. Department of Homeland Security, the U.S. Environmental Protection Agency, or any other federal agency that affects policy related to nuclear power could impact our operations and business plans. Each of these agencies themselves may experience changes in policies and priorities that impact our operations and business plans. Federal, state, and local policies and priorities could affect regulatory oversight, supply chain availability, tax and other financial incentives or costs, availability of financing, labor force initiatives or restrictions, and many other possible areas. Both the NRC and the DOE have authority to issue new regulatory requirements or to change existing requirements. Changes to any regulatory requirements we are or could be subject to could require us to incur additional expenses to bring our facilities into compliance or could otherwise adversely affect our results of operations and financial condition. Additionally, changes in federal, state, or local government policies and priorities can impact our nuclear fuel operations. These could include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other government actions or inaction. Any of these local, state, and federal agencies may have the authority to impose civil penalties and additional requirements, which could adversely affect our results of operations.

The nuclear power industry is a highly regulated industry and evolving regulations may impose additional compliance costs or require design modifications.

All entities that operate nuclear fuel manufacturing facilities and transport nuclear materials are subject to the jurisdiction of the NRC, the DOE and/or their counterparts around the world. Our fuel designs differ significantly in some aspects from the fuel used today by commercial nuclear power plants. Extensive testing and performance demonstration may delay approvals or reveal deficiencies. There is a risk that regulators may require additional information from us or our customers regarding our fuel product’s behavior or performance which necessitates additional, unplanned analytical and/or experimental work which could cause program schedule delays and require more R&D funding. In addition, entities within the nuclear industry may be hesitant to invest in Advanced Reactors such as those that use our nuclear fuel, which has limited history of commercial use. Furthermore, our fuel development timeline relies on the relevant nuclear regulator accepting and approving technical information and documentation about our nuclear fuel that is generated during fuel testing and qualification. Although recent U.S. policy actions aim to streamline licensing and accelerate reactor deployment, these initiatives may not translate into shorter or less costly licensing processes for our specific fuels.

Safeguards and security requirements for special nuclear material impose significant ongoing operational burdens and costs.

Handling HALEU and other nuclear materials requires robust security measures, including physical protection, cyber-physical integration, insider threat and access authorization programs, and continuous monitoring and recordkeeping and may be compromised by, among other things, accidents, acts of terrorism or war, physical or electronic break-ins and theft, other intentional conduct, or similar events or incidents. While we have built operational processes and programs that are intended to meet rigorous safety standards, there can be no assurance that we will not experience operational or process failures or other problems that could result in potential safety risks. These programs are capital- and labor-intensive, require specialized personnel, and are subject to frequent audit and inspection. Any failure to implement or maintain these programs could result in enforcement actions or operational restrictions, which would significantly adversely affect our business, financial condition, and results of operations. Security requirements can also constrain operating hours, logistics windows, and staffing models, and they may necessitate upgrades over time as threat assessments evolve, each of which increases costs. Even with ongoing investments in compliance and security programs and a culture of continuous improvement, the complexity of safeguards may limit operational flexibility and raise costs.

Limitations or modifications to indemnification regulations of the United States or foreign countries could adversely affect our business.

The Price-Anderson Nuclear Industries Indemnity Act, commonly called the Price-Anderson Act, is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The Price-Anderson Act provides certain protections and indemnification to nuclear energy plant operators under NRC jurisdiction as well as DOE contractors. Under current laws and regulations, while the Price-Anderson Act would protect us against certain types of claims arising from a nuclear incident at a customer site in the United States, certain categories of losses would not be covered and we could be liable for damages, which may be significant.

For our fuel fabrication facilities that are under DOE jurisdiction, liabilities to third parties arising from nuclear incidents at DOE facilities or facilities under DOE contracts such as the OTA are ultimately required to be paid by the federal government. Such Price-Anderson Act protections and DOE indemnification apply to our Oak Ridge and Idaho facilities as part of our services to the DOE and are documented in the OTA, pursuant to which the DOE has agreed to indemnify us against liabilities arising from nuclear incidents up to an available indemnification amount of approximately $16.5 billion.

For fuel fabrication facilities that are under NRC jurisdiction (including the Richland SN-F Facility), such facilities and, through an omnibus clause, anyone who might have liability for a nuclear incident at the site or when nuclear material is in transit between covered sites, are covered by American Nuclear Insurers’ “Facility Form”

nuclear liability insurance, which is the same coverage available to commercial reactor operators and provides protection against third-party claims for bodily injury, property damage or covered environmental cleanup costs resulting from a nuclear incident. At such time as we transition any of our facilities from DOE oversight to NRC licensing in the future, we will no longer benefit from Price-Anderson Act indemnification through the DOE for those facilities and will instead need to obtain a Facility Form nuclear liability insurance policy from American Nuclear Insurers for such facilities. However, there can be no assurance that we will be able to obtain such coverage on commercially reasonable terms, or at all. In particular, because certain of our facilities are located on or adjacent to former U.S. government nuclear properties with legacy environmental conditions, including sites that may be designated as ‘Superfund’ sites, American Nuclear Insurers or other insurers may decline to underwrite a Facility Form policy or may impose exclusions, limitations, or pricing that is cost-prohibitive. If we are unable to obtain adequate nuclear liability insurance coverage for any of our facilities upon our transition to NRC oversight, we may be required to limit or suspend operations at the affected facilities, or seek alternative risk mitigation arrangements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, other jurisdictions in the world maintain their own indemnification regulations. The nuclear liability protections available in foreign jurisdictions in which we may operate or sell fuel in the future may not apply to all liabilities that we might incur. If an incident, damages or evacuation is not covered under the indemnification provisions of the Price-Anderson Act or other applicable nuclear liability regime, we could be held liable for damages, in some cases regardless of fault if we are the licensed operator of the facility at which the incident occurs, which could have an adverse effect on our financial condition and results of operations.

Further, because we transport toxic, hazardous and radioactive materials, there can be no assurance that a counterparty may not try to bring a secondary claim against us for a transport accident that is outside the indemnification provided by the Price-Anderson Act or such other indemnification regulation.

Neither the Price-Anderson Act nor international nuclear liability conventions and national domestic nuclear liability laws cover on-site loss or damage to property due to a nuclear incident. Rather, most nuclear regulators (including the NRC) require nuclear operators to maintain on-site property damage insurance. While we maintain on-site property damage insurance, there can be no assurance that the insurance pool is adequate because it has never been tested.

Cross-border activity in nuclear materials is tightly regulated, and export/import approvals or international agreements may restrict our business.

Any exports or imports of enriched uranium (including HALEU), fuel components, or technology are subject to licensing and international agreement constraints, including NRC export/import licensing, DOE authorizations for assistance to foreign atomic energy activities, and applicable bilateral nuclear cooperation agreements that may limit retransfers or end uses. Such approvals may involve extensive review, may impose conditions on end use and retransfers, and can be delayed or denied. Restrictions under country-specific nuclear cooperation frameworks may limit our ability to serve certain markets or counterparties, adversely affecting growth prospects. Additionally, technology transfers, technical assistance, and access by foreign nationals to controlled technology may require separate authorizations and compliance programs, and inadvertent disclosures could result in enforcement actions or loss of market access. Requirements may differ by jurisdiction and can change with little notice, increasing compliance costs and schedule risk. Even approved transactions may be subject to reporting, recordkeeping, and prior consent obligations that add friction, delay delivery, and increase costs.

Our activities may trigger environmental reviews and potential litigation that could delay projects and increase costs.

Our operations and properties are subject to a wide variety of increasingly complex and stringent federal, foreign, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling, storage and disposal of mixed, solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed.

These laws and regulations include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), the Clean Air Act (“CAA”), the Clean Water Act (“CWA”), the Resource Conservation and Recovery Act (“RCRA”) and similar laws that provide for responses to, and liability for, releases of hazardous substances into the environment. These laws and regulations also include similar foreign, state or local counterparts to these federal laws, which regulate air emissions, water discharges, hazardous substances and waste and require public disclosure related to the use of various hazardous substances. We are also subject to federal, state, local and foreign laws and regulations governing worker health and safety requirements. Failing to comply with these laws and regulations could have an adverse effect on our results of operations.

Construction, modification, or expansion of facilities and certain licensing actions may require environmental reviews and consultations. These processes can be lengthy and are subject to challenge by third parties, including on environmental justice grounds and with respect to cumulative impacts. Adverse findings, additional mitigation requirements, or litigation could delay schedules, increase capital expenditures, or lead to permit denials or modifications. We may incur costs for baseline studies, monitoring, mitigation measures, and community engagement, and we could face injunctions or stay orders pending resolution of administrative or judicial proceedings. Even if we ultimately prevail, delays could cause us to miss customer milestones and lose revenue. Additionally, we may be responsible for Decontamination and Decommissioning (“D&D”) of facilities where we conduct, or previously conducted, operations. Activities of our contractors, suppliers or other counterparties similarly may involve toxic, hazardous, and radioactive materials and we may be liable contractually, or under applicable law, to contribute to remedy damages or other costs arising from such activities, including the D&D of third-party facilities.

Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence.

Our operations involve the use, transportation, and disposal of toxic, hazardous and/or radioactive materials. A release of these materials could pose a health risk to humans or animals. If an accident were to occur, its severity would depend on the volume of the release and the speed of corrective action taken by emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an actual or suspected release of these materials, including a precautionary evacuation, could result in significant costs for which we could be legally responsible. In addition to health risks, a release of these materials may cause damage to, or the loss of, property and may adversely affect property values.

We may be liable if we fail to comply with federal, state, and local environmental, health and safety laws and regulations with respect to hazardous or radioactive materials. Failing to comply with such laws and regulations, including failing to obtain any necessary permits, could result in substantial fines or enforcement actions. These actions might require us to stop or curtail operations or conduct or fund remedial or corrective measures, make additional investments into safety-related improvements or perform other actions. The enactment of more stringent laws, regulations or permit requirements or other unanticipated events may arise in the future and adversely impact our ability to operate, which could materially and adversely affect our business, financial condition, and results of operations. We could incur substantial costs as a result of a violation of, or liabilities under, environmental laws.

Regulatory enforcement actions, safety culture concerns, or quality program deficiencies could halt or restrict our operations.

Our compliance programs, including the maintenance of a safety-conscious work environment and nuclear-grade quality assurance, are critical to our ability to operate. Adverse inspection findings, notices of violation, or systemic quality issues could trigger corrective actions, work stoppages, or escalated enforcement. Any such actions may result in increased costs, loss of customer confidence, schedule delays, and reputational harm. In severe cases, regulators may require shutdowns, independent third-party assessments, or long-term corrective action plans before operations can resume at full scope. Findings related to material control and accounting, physical protection, or cyber security could also require immediate compensatory measures that reduce throughput and raise costs. Enforcement actions can also affect our ability to bid for government contracts, obtain insurance, or maintain customer approvals, compounding the operational impact.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, from time to time, we may settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Our operations are subject to operating risks, which could expose us to potentially significant professional liability, product liability, warranty and other claims. Our insurance coverage may be inadequate to cover all of our significant risks, or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and overall financial condition.

We operate in a business where accidents or system failures can have significant consequences. Risks inherent in our operations include:

•        accidents resulting in injury or the loss of life or property;

•        environmental or toxic tort claims, including delayed manifestation claims for personal injury or loss of life;

•        pollution or other environmental mishaps;

•        natural disasters;

•        adverse weather conditions;

•        mechanical or design failures;

•        property losses;

•        business interruption due to political action or other reasons; and

•        labor stoppages.

Any accident or failure at a site where we have provided products or services could result in significant professional liability, product liability, warranty and other claims against us, regardless of whether our products or services caused the incident. In the future we may be named as defendants in lawsuits asserting large claims as a result of litigation arising from events such as those listed above.

We endeavor to identify and obtain, in established markets, insurance agreements to cover significant risks and liabilities. Insurance against some of the risks inherent in our operations is either unavailable or available only at rates or on terms that we consider uneconomical. Also, catastrophic events customarily result in decreased coverage limits, more limited coverage, additional exclusions in coverage, increased premium costs and increased deductibles and self-insured retentions. Depending on competitive conditions and other factors, we endeavor to obtain contractual protection against certain uninsured risks from our customers. When obtained, such contractual indemnification protection may not be as broad as we desire or may not be supported by adequate insurance maintained by the customer. Such insurance or contractual indemnity protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not insured or for which we are underinsured could have a material adverse effect on us. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, if litigation with the carrier becomes necessary, an outcome unfavorable to us may have a material adverse effect on our results of operations.

Although we have product liability insurance coverage, with policy limits that we believe are customary for the nuclear industry, such coverage may not be adequate, requiring that we pay judgments or settlement amounts in excess of policy limits. We may not be able to maintain insurance coverage at adequate levels. Any product liability claims could be costly to defend, time-consuming and result in adverse judgments, which could result in a material adverse effect on our business, reputation and results of operations.

Further, our insurance coverage may be subject to certain limitations or restrictions and may not cover all potential losses. Certain risks, such as extended business interruption, cybersecurity incidents, transportation losses or onsite property damage, may be uninsured or underinsured and we may also face disputes with insurers regarding coverage. As a result, we may be required to bear significant costs, which could adversely affect our business, financial condition and results of operations.

Changes in federal and state tax laws, or interpretations thereof, and expiration of tax incentives and credits could materially and adversely affect our financial performance.

We are a U.S. corporation and thus subject to U.S. corporate income tax on our worldwide income. Further, since our operations and customers are located throughout the U.S. and expanding, we will be subject to various U.S. state, local and foreign taxes. U.S. federal, state, local and non-U.S. tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us and may have an adverse effect on our business and future profitability. In addition, the complexity and variability of tax regulations, combined with the potential for legislative or administrative changes, expose our business to significant tax-related risks. Federal and state governments periodically enact changes to income tax rates, tax deductions, credits, and other provisions. Increases in corporate income tax rates or reductions in available deductions could materially increase our tax obligations. Furthermore, differences in state tax laws and interpretations can also result in disputes with tax authorities, audits, and potential assessments for unpaid taxes, penalties, or interest. Changes in enforcement practices or increased scrutiny from federal or state tax agencies could also lead to greater compliance costs and risks of financial penalties. Similarly, unanticipated changes in tax policy could disrupt our financial planning and operational strategies, potentially impacting cash flow and investment decisions.

Projects in the nuclear energy sector may benefit from U.S. federal income tax incentives, including the investment tax credit, the production tax credit, and accelerated depreciation. Certain tax benefits under U.S. tax regulations applicable to investments in the nuclear power sector, however, have expired or are set to expire and there can be no assurance that such benefits will be extended or renewed, retroactively or prospectively, by the U.S. Congress. Energy policy has been, and is expected to continue to be, a matter of political discussion, and there can be no assurance that U.S. tax legislation favorable toward the nuclear power sector will continue or that changes in the tax laws will not limit or eliminate the present tax incentives. Further, current and future legislative proposals, if enacted into law, could significantly modify the existing U.S. federal income tax incentives for projects in the nuclear power sector. The expiration of U.S. tax incentives for nuclear energy could materially impact the profitability of our business. The elimination of, or reduction in, government policies that support nuclear energy could have a material adverse effect on our financial condition or results of operation. To the extent any tax credits, other favorable tax treatment or other forms of support for renewable energy are changed, our business may be materially adversely affected.

We are subject to complex and evolving data privacy and cybersecurity laws, rules and regulations.

We are subject to complex and evolving laws, rules, regulations and industry standards related to data privacy and cybersecurity. Compliance with these laws, rules and regulations is costly and will result in additional costs in our efforts to continue to comply. We or third parties we work with may at times fail (or be perceived to have failed) in our efforts to comply with such laws, rules and regulations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with these laws, rules or regulations, we could face significant consequences, including but not limited to, enforcement actions, regulatory investigations and fines, individual or class action litigation, mass arbitration demands, additional costs of compliance, additional reporting requirements and/or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data, imprisonment of company officials, and/or reputational harm. Ongoing efforts to comply with these laws also may divert management and employee attention from other business and growth initiatives. We could be liable for loss or misuse of personal data in our possession or control if we fail to prevent or mitigate such misuse or loss. Failure to prevent or mitigate such misuse or breaches may affect our reputation and operating results negatively and may require significant management time and attention and could result in significant regulatory fines and/or other penalties. Government enforcement actions and violations of data privacy and cybersecurity laws, rules or regulations may be costly or interrupt our business operations. Further, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any disruption to our business arising from such issues, or an increase in our costs to cover or remediate these issues may have an adverse effect on our business, financial condition and results of operations.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal data has been disclosed as a result of a data breach. Outside the U.S., an increasing number of laws, rules, regulations, and industry standards govern data privacy and cybersecurity. Certain foreign laws, rules, regulations and industry standards impose stricter requirements for processing personal data.

Obligations related to data privacy and cybersecurity are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

Risks Related to Our Acquisition of Assets Out of Bankruptcy

Despite acquiring the Ultra Safe assets “free and clear” of any specified claims and interests, we could still be responsible for successor, statutory, or other legacy liabilities associated with the acquired assets.

We acquired certain assets in Ultra Safe’s bankruptcy proceeding in 2024. Although we purchased these assets through a court-approved bankruptcy process intended to transfer assets “free and clear” of specified claims and interests, those protections have limits. We could remain responsible for liabilities that run with the assets or are not dischargeable in a bankruptcy proceeding, including regulatory, environmental, health and safety, decommissioning, or land-use obligations embedded in permits and statutes. In addition, parties may assert successor liability based on continuity of operations, shared facilities or brand, overlap in management or employees, or alleged representations to counterparties. If asserted successfully, these claims could require remediation, injunctive relief, or monetary payments not contemplated by our acquisition underwriting and could adversely affect our liquidity and operations. Further, defending against these claims can be time-consuming, divert management’s attention and resources from the operation of our business and cause us to incur significant expenses or liability.

Creditors or other parties in interest may challenge the transaction as a fraudulent transfer, preference, or otherwise, which could result in monetary or injunctive relief and disrupt our business.

Notwithstanding the sale order issued in the bankruptcy proceeding, creditors or other stakeholders may allege that the purchase price we paid for the Ultra Safe assets was not “reasonably equivalent value,” that pre- or post-petition transfers should be avoided and recovered from us, or that aspects of the sale process were defective. These claims can persist until applicable limitations periods expire. While we believe the sale complied with applicable law, litigation risk remains and could result in damages, rescission, re-running of sale processes, or other remedies that consume management time, increase costs, and delay projects. See also “— We may become involved in litigation that may materially adversely affect us.”

We may discover title defects, unreleased liens, real property restrictions, or breaks in intellectual property chain of title (including with respect to the assets acquired from Ultra Safe) that require costly remediation and could constrain operations.

Post-closing diligence of the assets we purchased may reveal filing defects, unreleased liens or encumbrances, easement gaps, ground-lease limitations, or restrictive covenants affecting facilities and equipment. Similarly, we have identified and may continue to identify breaks in chain of title or unreleased liens and encumbrances for patents, software, data, or other intellectual property, or discover that certain rights were non-assignable and/or require re-grant. Clearing these issues may necessitate further court relief, settlements with lienholders or landlords, negotiations with third parties to enter into assignment or licensing agreements (which may not be available on commercially reasonable terms or at all), corrective filings, replacement licenses, redevelopment of technology, or redesign of processes or products. Until resolved, these defects can delay licensing, impair customer qualifications, and increase operating costs. Further, such defects may lead to disputes as to the ownership of our technologies or other intellectual property and subject us to third-party claims of infringement, misappropriation or violation, and we may have to initiate litigation or other proceedings to establish, enforce and protect our intellectual property and proprietary rights. Litigation or other proceedings relating to intellectual property claims are inherently unpredictable and time-consuming, and even if resolved in our favor, such litigation or proceedings may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If issues concerning the acquired intellectual property cannot be resolved, we could be forced to stop or delay development, use or commercialization of our fuel design, other technology or a component thereof, redevelop or redesign all or a portion thereof, or, if the claims in such suit were to involve our trademarks, change our branding. See also “— If we are unable to obtain, maintain, protect or enforce our intellectual property and similar proprietary rights, including trade secrets relating to our technology, the commercial value of our technology and our business, financial condition and results of operations may be adversely affected.”

Environmental conditions, waste liabilities, or decommissioning obligations associated with the acquired assets may exceed our estimates.

Legacy environmental contamination, historical waste management practices, or radiological inventories associated with the assets we acquired may not have been fully characterized at closing. Additional investigation, monitoring, engineering controls, packaging, transportation, or disposal may be required, and disposal pathways for certain waste streams may be limited or more expensive than anticipated. New regulatory guidance or inspections could impose additional corrective actions. Any of these developments could increase costs, require additional capital expenditures, and delay operations.

Accounting, valuation, and tax treatment of the acquisition involve significant judgments, and future adjustments could adversely affect our financial statements and cash taxes.

We allocated the purchase price for the acquired assets based on estimated fair values of identifiable assets and liabilities, including intangibles and contingencies. If actual performance or facts differ from our estimates, we may incur impairment charges, goodwill write-downs, inventory write-offs, or valuation allowance changes. The tax characterization of the transaction and any inherited tax attributes can be complex and subject to change with audit outcomes or changes in law, potentially increasing our cash tax obligations and adversely affecting our reported results.

Risks Related to Being a Public Company, Investment in Our Class A Common Stock and This Offering

Most members of our management team have limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management team and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our internal controls and procedures, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

As a public company, we will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting, as well as an attestation of our independent registered public accounting firm. Neither we nor our independent registered public accounting firm were required to, and therefore did not, perform an evaluation of our internal control over financial reporting as of or for any period included in our financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included in this prospectus, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified primarily relate to the design and operation of controls as we have rapidly scaled our business, manufacturing activities and organizational infrastructure. Specifically, (i) we did not design and maintain effective controls over user access and segregation of duties across our financial systems and related processes, and (ii) we did not have a sufficient complement of personnel with the appropriate level of technical accounting expertise in U.S. GAAP and SEC reporting requirements, which created a risk that complex accounting matters and financial statements and related disclosures would not be identified, evaluated, resolved, or prepared accurately and timely in accordance with these standards. These material weaknesses arose in part because we have historically operated with a limited accounting and finance organization and have been in a period of significant growth as we expanded our advanced fuel development and fabrication capabilities. During this period, we have been scaling operations related to TRISO fuel production and related infrastructure, including initiatives associated with DOE-supported fuel-line activities, which has increased the complexity of our accounting, financial reporting and compliance environment.

Although these material weaknesses did not result in an identified material misstatement in the consolidated financial statements included in this prospectus, they could result in misstatements of account balances or disclosures that would not be prevented or detected on a timely basis. Accordingly, our management concluded that our internal control over financial reporting was not effective.

We have implemented measures to remediate these material weaknesses, including hiring and continuing to build our finance and accounting team, enhancing the design and documentation of key controls and close procedures, improving role-based access and segregation of duties within our financial systems, and engaging external advisors with public-company reporting and technical accounting experience and we are currently in the process of testing these applicable controls. However, the material weaknesses will not be considered remediated until the applicable controls have been designed, implemented, operated for a sufficient period of time, and tested, and management has concluded that these controls are operating effectively.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Further, upon becoming a public company, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations.

We will incur significant increased costs and management resources as a result of operating as a public company.

As a public company, we will be subject to the information and reporting requirements of the Securities Act, the Exchange Act and other federal securities laws, rules and regulations related thereto, including compliance with the Sarbanes-Oxley Act and the Dodd-Frank Act. In addition, the listing requirements and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will significantly increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Among other things, as a public company we are required to:

•        maintain and evaluate a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•        maintain policies relating to disclosure controls and procedures;

•        prepare and distribute periodic reports in compliance with our obligations under federal securities laws;

•        institute a more comprehensive compliance function, including with respect to corporate governance; and

•        involve, to a greater degree, our outside legal counsel and accountants in the above activities.

The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders is expensive and much greater than that of a privately-held company, and compliance with these rules and regulations will require us to hire additional financial reporting, internal controls and other finance personnel, and will involve a material increase in regulatory, legal and accounting expenses and the attention of our board of directors and management. In addition, being a public company makes it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors. We expect a substantial increase in legal, accounting, insurance and certain other expenses incurred to comply with these additional regulatory and other requirements in the future, which will negatively impact our business, results of operations and financial condition.

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance.

You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price for our Class A common stock will be determined by negotiations between us and the underwriters, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

•        actual or anticipated fluctuations in our revenues or other results of operations;

•        variations between our actual results of operations and the expectations of securities analysts, investors and the financial community;

•        any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•        additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” periods end;

•        announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•        loss of relationships with significant suppliers or other customers;

•        developments in AI;

•        changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•        difficulties in integrating new projects or technologies into existing assets;

•        loss of services from members of management or employees or difficulty in recruiting additional employees;

•        deterioration of economic conditions in the United States and reduction in demand for our products;

•        price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•        lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•        developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business. See also “— Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy, and impact our stock price.”

New investors in our Class A common stock will suffer immediate and substantial dilution in the book value of the shares purchased in this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on our pro forma net tangible book value as of March 31, 2026, if you purchase our Class A common stock in this offering at the initial public offering price set forth on the cover page of this prospectus, you will suffer immediate dilution in net tangible book value per share of $13.26 per share. To the extent that any outstanding options to purchase shares of our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

In order to fulfill our business plan, we may require additional funding, and our ability to obtain such funding will be dependent on market conditions and the progress of our business, and we may not be able to obtain such funding on favorable terms or at all.

Our business is capital intensive. We expect that significant additional capital will be needed in the future to continue our planned operations, including commercialization efforts, facility build outs, expanded research and development activities and costs associated with operating a public company. Market volatility or sector-specific sentiment could limit our ability to raise capital when needed or on acceptable terms. To raise capital, we may enter into financing arrangements that may be costly or impose certain restrictive covenants or otherwise restrict our ability to seek additional leverage or financing. We may also seek to sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our Class A common stock to decline.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy, and impact our stock price.

Our stock price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Once our Class A common stock is publicly traded, volatility in the stock price of our Class A common stock or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert the attention and resources of management and our board of directors from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our suppliers or customers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

There has been no prior market for our Class A common stock and an active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. The initial public offering price per share of Class A common stock will be determined by agreement between us and the representatives of the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all. The market price of our Class A common stock may decline below the initial public offering price.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, as well as the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. If few or no securities or industry analysts commence coverage of us, our stock price could be negatively affected. If securities or industry analysts downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

Sales of substantial amounts of our Class A common stock could cause the market price of our Class A common stock to decline.

Upon the completion of this offering, we will have 149,095,234 shares of Class A common stock outstanding (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock). Of these shares, the 10,000,000 shares of Class A common stock sold in this offering (or 11,500,000 shares of Class A common stock, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) will be freely tradable without further restriction or registration under the Securities Act. Upon the completion of this offering, 11,578,308 shares of Class B common stock and the remaining outstanding shares of Class A common stock will be deemed “restricted securities,” as such term is defined under Rule 144 of the Securities Act. Immediately following the completion of this offering, certain holders of these remaining shares of our Class A common stock will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period, subject to certain customary exceptions. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline substantially. See also “Underwriting.”

Some provisions of Delaware law and our restated certificate of incorporation and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our restated certificate of incorporation and our restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•        establish a classified board of directors so that not all members of our board of directors are elected at one time;

•        provide that directors may only be removed “for cause” and only with the approval of at least two-thirds of our stockholders;

•        following the Voting Threshold Date, require the approval of at least two-thirds of our stockholders to amend some provisions in our restated certificate of incorporation and restated bylaws;

•        designate the Delaware Court of Chancery as the exclusive forum for certain legal actions, including derivative actions, claims of breach of fiduciary duty, matters arising under Delaware law or our governing documents, and actions governed by the internal affairs doctrine;

•        prohibit cumulative voting;

•        provide that, from and after the Voting Threshold Date, our stockholders will no longer be able to take action by written consent, and will only be able to take action at an annual or special meeting of our stockholders;

•        provide that only the chairperson of our board of directors, the chief executive officer, or our board of directors acting pursuant to a resolution adopted by a majority of the whole board of directors will be authorized to call a special meeting of stockholders; and

•        establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These and other provisions in our restated certificate of incorporation, our restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including actions to delay or impede a merger, tender offer or proxy contest involving us. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

In addition, until the Voting Threshold Date, we have opted out of Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. See “Description of Capital Stock” for more information.

Our restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act.

Our restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum (or, if, and only if, the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if, and only if, all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, any action, suit or proceeding as to which the DGCL confers jurisdiction, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, given the provision in Section 22 of the Securities Act for concurrent jurisdiction by federal and state courts, there is uncertainty as to whether a court would enforce this forum selection provision with respect to claims arising under the Securities Act. These choice of forum provisions may make it more costly for stockholders to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

The dual class structure of our common stock has the effect of concentrating voting control with Founder and Executive Chairman, Thomas Hendrix; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has 20 votes per share, and our Class A common stock, which is the stock we are offering in our initial public offering, has one vote per share. Upon the completion of this offering, Thomas Hendrix, our Founder and Executive Chairman, will beneficially own approximately 60.8% of the voting power of our outstanding capital stock (or approximately 60.6% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). If all 4,194,545 shares of our Class B common stock issuable to Mr. Hendrix pursuant to the Class B Equity Exchange Agreement (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) were issued as of the date of the completion of this offering, Mr. Hendrix would beneficially own approximately 68.1% of the voting power of our outstanding capital stock (or approximately 68.0% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Because of the 20-to-one voting ratio between our Class B common stock and Class A common stock, Mr. Hendrix will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval so long as the shares of Class B common stock represent at least 5% of all outstanding shares of common stock. Mr. Hendrix may have conflicting interests with holders of shares of our Class A common stock. Mr. Hendrix’s concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For example, during such period of time, Mr. Hendrix will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital, and whether to amend our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Mr. Hendrix continues to own a significant percentage of our Class B common stock, Mr. Hendrix will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

Our Class B common stock will automatically convert into Class A common stock upon the occurrence of certain events described in “Description of Capital Stock — Class A Common Stock and Class B Common Stock — Conversion.” The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of the remaining outstanding shares of Class B common stock. For a description of our dual class structure, see “Description of Capital Stock — Class A Common Stock and Class B Common Stock.”

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and will rely on, exemptions from certain corporate governance requirements.

Upon the completion of this offering, we will be a “controlled company” as defined under the NYSE rules. A “controlled company” is one in which more than 50% of the voting power is held by a single entity or a group of entities acting together. As a result, we will qualify for, and may choose to rely on, exemptions from certain corporate governance requirements, including:

•        not being required to have a majority of independent directors on our board of directors;

•        being exempt from requirements to have fully independent nominating and corporate governance committees, or fully independent compensation committees; and

•        reduced governance oversight.

While we believe that our governance structure and the composition of our board of directors will serve the best interests of us and our stockholders, reliance on these exemptions means that minority stockholders may have limited influence over corporate governance matters. This could result in decisions that favor the interests of our controlling stockholder(s) at the expense of other stockholders. The implications of being a controlled company could materially and adversely affect the perception of our corporate governance practices, stockholder confidence and the market value of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock.

Our restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

We do not intend to pay dividends on our Class A common stock.

We have never declared or paid any dividends on our common stock, and we do not currently intend to pay any cash dividends after the offering or for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. As a result, you may only receive a return on your investment in our Class A common stock if the market price of our Class A common stock increases.

We have broad discretion to use the proceeds from this offering, and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A common stock to decline.

For as long as we are an EGC, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company” as defined in the JOBS Act, and, for as long as we continue to be an EGC, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to EGCs, including not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from Say-on-Pay and stockholder approval of any golden parachute payments not previously approved. Our status as an EGC will end as soon as any of the following takes place: the last day of the fiscal year in which we have more than $1.235 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the date on which we have issued, in any three-year period, more than $1.00 billion in non-convertible debt securities; or the end of the fiscal year following the fifth anniversary of our initial public offering date. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded EGCs. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile. Under the JOBS Act, EGCs can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not EGCs. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Special Note Regarding Forward-looking Statements

This prospectus includes forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “forecast,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “should,” “would,” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. Forward-looking statements contained in this prospectus include statements about:

•        our ability to generate significant revenue from the sale of nuclear fuel;

•        our ability to compete with existing or new competitors or technologies domestically and internationally;

•        volatility in supply, demand, prices and other conditions for enriched uranium (including HALEU);

•        our ability to obtain supplies of nuclear material utilized in our fuel assembly design;

•        extensive regulation of the nuclear power industry including costly regulatory approval processes and industry acceptance of our nuclear fuels;

•        potential rescission of nonbinding customer agreements;

•        our reliance on a limited number of suppliers for key materials, components, or equipment;

•        our dependence on the global nuclear energy industry and the financial health of customers and suppliers;

•        cybersecurity incidents or disruptions to or involving our information technology systems or those of our service providers, or a deficiency in our cybersecurity or the cybersecurity of our service providers;

•        uncertainty regarding the development and growth of the market for alternative low-carbon energy technologies;

•        potential infringement, misappropriation or other violation, or alleged infringement of misappropriation or other violation, of intellectual property and similar proprietary rights of third parties;

•        our ability to obtain, maintain, protect or enforce our intellectual property and similar proprietary rights, including trade secrets relating to our technology;

•        risks associated with climate change;

•        public support for nuclear power;

•        adverse events, cancellations of significant projects, delays in project timelines, adjustments in cost structures, and other negative developments announced by competitors;

•        changing policies, regulations, mandates, and funding levels of governmental entities;

•        potential involvement in litigation and other disputes, and governmental and regulatory investigations;

•        changes in federal, state, and local government policies and priorities;

•        potential nuclear liabilities, health and property risks associated with the use, transportation and disposal of toxic, hazardous and/or radioactive materials;

•        unfavorable changes in U.S. export control laws and regulations or U.S. government licensing policies and our ability to comply with these laws and regulations;

•        our ability to manage our growth effectively;

•        developments relating to our competitors and our industry;

•        existing regulations and regulatory developments in the United States and other jurisdictions;

•        general economic, industry, and market conditions;

•        our ability to attract, hire, and retain our key personnel and additional qualified personnel;

•        our ability to remediate our material weaknesses in our internal control over financial reporting;

•        our anticipated use of our existing cash and cash equivalents and the net proceeds from this offering;

•        our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

•        other risks and uncertainties, including those listed in the section titled “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. The forward-looking statements made in this prospectus are given only as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into or review of all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

Use of Proceeds

We estimate that our net proceeds from the sale of the shares of Class A common stock that we are offering will be approximately $136.5 million, based on the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase 1,500,000 additional shares of our Class A common stock, we estimate our net proceeds will be approximately $157.7 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock, facilitate our future access to the public equity markets, increase awareness of our company, improve our competitive position. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include sales and marketing activities, research and development, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary companies, products, services, technologies or assets. However, we have no current understandings, commitments or agreements to enter into any such acquisitions or make any such investments.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends after the offering or for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and requirements under the DGCL and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant. Furthermore, we may, from time to time, enter into loan or credit agreements or similar borrowing arrangements that may further restrict our ability to declare or pay dividends on our Class A common stock and Class B common stock.

Capitalization

The following table sets forth our cash, cash equivalents, and short-term investments and capitalization as of March 31, 2026 on:

•        an actual basis;

•        a pro forma basis to reflect: (i) the Stock Split; (ii) the Preferred Conversion; (iii) the Class B Conversion; (iv) the Class B Stock Exchange and (v) the filing and effectiveness of our restated certificate of incorporation immediately prior to the closing of this offering; and

•        a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance of 10,000,000 shares of our Class A common stock by us in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2026
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$124,925,366	$124,925,366	$263,484,116
Redeemable preferred stock, $0.00001 par value per share, 58,070,744 shares authorized, issued and outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma adjusted	$214,999,997	$—	$—
Stockholders’ equity (deficit):
Class A Common Stock, $0.00001 par value per share, 87,500,000 shares authorized, 6,748,000 issued and outstanding, actual; 464,000,000 shares authorized, 138,148,180 shares issued and outstanding, pro forma; 464,000,000 shares authorized, 148,148,180 shares issued and outstanding, pro forma as adjusted	67	1,381	1,481
Class B Convertible Common Stock, $0.00001 par value per share, 17,807,500 shares authorized, 7,252,000 issued and outstanding, actual; 16,000,000 shares authorized, 11,578,308 shares issued and outstanding pro forma and pro forma adjusted	73	116	116
Additional paid-in capital	3,530,778	218,529,418	357,088,068
Accumulated deficit	(79,852,302)	(79,852,302)	(79,852,302)
Total stockholders’ equity (deficit)	$(76,321,384)	$138,678,613	$277,237,363
Total capitalization	$138,678,613	$138,678,613	$277,237,363

The number of shares of our Class A common stock and Class B common stock issued and outstanding in the table above does not include the following shares:

•        11,156,182 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2026, with a weighted-average exercise price of $0.37 per share, granted under the 2025 Stock Plan;

•        5,377,818 shares of our Class A common stock reserved for future issuance under the 2025 Stock Plan as of March 31, 2026;

•        18,125,474 shares of our Class A common stock reserved for future issuance under the 2026 Plan (excluding any potential future increases pursuant to certain provisions of the 2026 Plan that will automatically increase the share reserve each year), which plan will become effective in connection with this offering, as described further in “Executive Compensation — Employee Benefit Plans”, consisting of (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock):

•        9,183,235 shares of our Class A common stock to be issued in respect of grants to be made under the 2026 Plan in connection with this offering, including the Director IPO Grants, calculated using the initial public offering price of $15.00 per share of Class A common stock and contingent upon the 2026 Plan becoming effective in connection with this offering and the filing of a Form S-8 to register the shares subject to our 2026 Plan; and

•        8,942,239 shares of our Class A common stock reserved for future issuance under the 2026 Plan;

•        5,437,642 shares of Class A common stock reserved for future issuance under our ESPP, which plans will become effective in connection with this offering and contain provisions that will automatically increase their share reserves each year, as more fully described in “Executive Compensation — Employee Benefit Plans”; and

•        4,194,545 shares of our Class B common stock issuable to Mr. Hendrix pursuant to the Class B Equity Exchange Agreement in exchange for (i) 2,734,687 shares of our Class A common stock that may be received by Mr. Hendrix upon the exercise, vesting, and/or settlement of certain equity awards held by Mr. Hendrix (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) and (ii) up to 1,459,858 shares of Class A common stock that may be received by Mr. Hendrix upon a distribution by Decisive Point Group, LLC following this offering.

Dilution

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2026, our pro forma net tangible book value was approximately $138.7 million, or $0.93 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2026, after giving effect to (i) the Stock Split; (ii) Preferred Conversion; (iii) the Class B Conversion; (iv) the Class B Stock Exchange; and (v) the filing and effectiveness of our restated certificate of incorporation immediately prior to the completion of this offering.

After giving further effect to the sale of 10,000,000 shares of our Class A common stock in this offering, at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $277.2 million, or $1.74 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.81 per share to our existing stockholders and an immediate dilution of $13.26 per share to investors purchasing shares in this offering. The following table illustrates this dilution:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2026	$0.93
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	0.81
Pro forma as adjusted net tangible book value per share after this offering		1.74
Dilution in pro forma net tangible book value per share to new investors in this offering		$13.26

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock would be $1.85 per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be $13.15 per share.

The following table summarizes, on a pro forma as adjusted basis described above as of March 31, 2026, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	149,726,488	93.7%	215,279,997	58.9%	$1.44
Investors purchasing shares in this offering	10,000,000	6.3%	150,000,000	41.1%	15.00
Total	159,726,488	100.0%	365,279,997	100.0%	$2.29

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, our existing stockholders would own 92.9% and our new investors would own 7.1% of the total number of shares of our common stock outstanding upon the completion of this offering.

To the extent that any outstanding options to purchase shares of our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of Standard Nuclear, Inc. (the “Company” “we” “us” and “our”) should be read together with the section(s) entitled “Business” and “Risk Factors” and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus. It is also intended to provide you with information that will assist you in understanding our consolidated financial statements, the changes in key items in those consolidated financial statements from period to period, and the primary factors that accounted for those changes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical financial information, the following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of the Company’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections of this prospectus entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Unless otherwise indicated, the historical information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” speaks only with respect the Company’s operations for the periods after July 15, 2024, as there were no operations prior to the Company’s inception.

Overview

Standard Nuclear is a leading independent advanced nuclear fuel company and the only company in the United States with industrial-scale TRISO manufacturing facilities to date, based on our commercialized manufacturing capability supported by production-grade equipment, established processes, and facility infrastructure designed for sustained, high-throughput output and scalable expansion. We design, engineer, and manufacture advanced nuclear fuels with a primary focus on TRISO fuel that is utilized by Advanced Reactors, and we believe we are the only participant in the market that is currently positioned to be able to work with and develop fuel for any developer of an SMR, microreactor or other Advanced Reactor. As of the date of this prospectus, we operate the only dedicated, privately funded, industrial scale TRISO production line in the U.S. and are currently producing and shipping fuel for Advanced Reactor demonstrations scheduled for 2026, with additional TRISO production facilities expected to come online in mid- and late-2026.

Led by internationally recognized nuclear fuel expert Dr. Kurt Terrani, who serves as the Company’s Chief Executive Officer, the Company’s technical team leverages over 150 years of combined U.S. National Laboratory experience in the development, fabrication, and testing of advanced fuels, and many of the Company’s technical team members have previously held critical leadership roles in the U.S. Department of Energy’s advanced gas reactor program, which established the modern TRISO fuel standard currently accepted by the NRC. We believe our elite technical team, which is capable of integrating the latest advancements in manufacturing, monitoring, and characterization technologies, together with our ownership and operation of facilities licensed for the large-scale manufacturing of TRISO-based fuels, makes us a leading nuclear fuel company capable of delivering advanced nuclear fuel to the growing industry.

We were incorporated on July 15, 2024, as an advanced nuclear fuel company focused on converting enriched uranium feedstock into highly engineered nuclear fuel products. Prior to our formation, we had no assets or operations.

Our capabilities position us at the fuel manufacturing layer of the nuclear value chain, supporting Advanced Reactor developers and end customers with scalable domestic fuel supply solutions. Our disciplined, repeatable and reliable manufacturing process converts enriched uranium feedstock into finished fuel products in accordance with nuclear-grade safety, quality, and regulatory frameworks.

We do not design, own or operate nuclear reactors. Instead, our nuclear fuel products are engineered to be compatible with a broad range of Advanced Reactor designs which use TRISO fuel, and can be used by reactor owners and operators, utilities, hyperscale data center operators, and domestic and international government entities that own or operate such reactors. We believe we are well positioned to capture a meaningful share of this market given our current and planned industrial-scale operating capacity, technology platform, secured licenses, and cost advantages derived from modular manufacturing architecture.

In addition, we do not directly procure or source uranium for the nuclear fuel we manufacture. Our customers are generally responsible for procuring enriched uranium feedstock, which we then convert into nuclear fuel for our customers to use in their reactors for their various commercial needs. Our business model is based on long-term fuel supply arrangements under which our customers deliver feedstock to us and purchase finished fuel products, typically priced on a kgU basis and adjusted for enrichment level, final fuel form, and other specified requirements. We expect long-term unit economics to improve through automation, yield optimization, and replication of standardized fuel manufacturing modules that we have developed. We do not take direct commercial exposure to uranium price volatility, focusing instead on fabrication and fuel engineering services within the nuclear fuel value chain.

Fuel specifications are typically defined early in the reactor development process and require close coordination with our customers, resulting in structured commercial arrangements that may include Fuel Development Agreements and Fuel Sales Agreements with related non-refundable customer deposit arrangements entered into up to 24 months in advance of fuel delivery. In addition to the customer deposit payments required upon order, our Fuel Sales Agreement structure includes milestone-based payments throughout the process and penalty payments should a customer choose to cancel early. These payments are intended to support our engineering, qualification and production planning activities and we believe this commercial structure supports disciplined capacity planning and reduces demand uncertainty.

For the quarter ended March 31, 2026, we primarily generated revenue from the conduct of our nuclear fuel manufacturing operations at our initial Oak Ridge facilities, consisting of work performed for our customers under fuel development agreements (which comprised 100% of our total revenue for the quarter). For the year ended December 31, 2025, we primarily generated revenue from the conduct of our nuclear fuel manufacturing operations at our initial Oak Ridge facilities, consisting of work performed for our customers under fuel development agreements (which comprised 65.2% of our total revenue for the year) and research and development projects performed for U.S. government agencies (which comprised 34.8% of our total revenue for the year). For the quarter ended March 31, 2026 and the year ended December 31, 2025, we also engaged in certain nuclear service support and consultation services, which did not generate any material revenue.

We are designated as a prime contractor to the DOE under the OTA, supporting advanced fuel development and availability of advanced fuel supply for Advanced Reactors. See “Business — Government Regulation and Nuclear Materials Compliance — Nuclear Safety Regulation under the DOE” for additional information.

We actively participate in federal HALEU supply-chain programs and maintain Qualified Supplier List (“QSL”) status with various commercial entities, federally funded research and development centers (“FFRDCs”) and other government-related agencies, enabling direct engagement on development, demonstration, and deployment programs. We also benefit from a broad network of strategic and financial investors.

USNC Asset acquisition

On November 21, 2024, we entered into an asset purchase agreement with USNC (such agreement, as amended, the “Asset Purchase Agreement”) to acquire specific nuclear fuel-related assets (the “USNC Assets”). USNC had filed for Chapter 11 bankruptcy protection in October 2024, and the assets were acquired through a Section 363 auction process under the U.S. Bankruptcy Code.

Under an Asset Purchase Agreement, we purchased the USNC Assets on an as-is, where-is basis, free and clear of all liens, claims, and encumbrances, other than certain specified liabilities that we agreed to assume as described below. The purchase was approved by the United States Bankruptcy Court for the District of Delaware on December 19, 2024, and the acquisition closed on December 27, 2024.

The USNC Assets primarily consisted of advanced nuclear fuel-related intellectual property and know-how, design documentation and process technology applicable to the development of TRISO and related advanced fuels, certain contracts, records, and engineering data associated with USNC’s fuel development activities, and specified equipment, inventory, and related materials necessary for future production activities. The acquired assets support our strategy to develop, manufacture, and commercialize advanced nuclear fuel in the United States.

We only assumed limited and specific liabilities as a result of the acquisition of the USNC Assets, which was structured as an asset purchase and did not include the acquisition of, or assumption of the historical liabilities of, any entity. As a result, the only liabilities assumed by us as part of the asset acquisition were those that were specifically enumerated in the Asset Purchase Agreement and related schedules. The transaction was further structured to separate assets from obligations using two distinct contract categories:

•        Assignable Contracts:     We were under no obligation to take on any assignable contract and had the discretion to selectively assume only those contracts we deemed beneficial to benefit operation of the assets we purchased in the future. We chose to assume one contract related to the supply of industrial gases for our manufacturing operations, solely on a moving forward basis to support our manufacturing operations, which did not include the assumption of any material historical liabilities.

•        Designated Contracts:     The “Designated Contracts” described in the Asset Purchase Agreement were comprised of agreements determined by the parties to be of greater value in related to the purchased assets, consisting of those generating revenue, providing intellectual property rights, securing favorable partnerships, or securing critical feedstock. We pursued novation for the Designated Contracts that we selectively pursued for the benefit of our going-forward operation, which allowed us to establish new agreements for the Designated Contracts in our own name, without assuming any of USNC’s prior obligations under such agreements. Further, any cure costs associated with the assignment or novation of the initial Designated Contracts were borne by the seller.

While the Assignable Contracts and Designated Contracts reflected agreements that, at the time, we believed could be useful to our future business, none of the Assignable Contracts or Designated Contracts assumed, entered into or novated by the Company is material to our ongoing business or included any assumed historical liabilities of USNC under the applicable agreements.

As part of the acquisition, we also assumed the asset retirement obligations for the assets we acquired, but we did not assume any liabilities associated with USNC’s pre-petition indebtedness, historical litigation, taxes, contracts other than Assignable Contracts or Designated Contracts (and then only to the extent described above), or employee expenses.

At the time of acquisition, there were no operations or development efforts related to the USNC Assets, which had been idle during the USNC bankruptcy process. Prior to bankruptcy, USNC had only used the assets to conduct research and development activities with a goal to eventually produce fuel to the exact technical specifications of its own nuclear reactor. Following the acquisition, our research and development activities are focused on developing a different production process that aligns with our strategy. The USNC Assets were primarily comprised of in-process research and development assets used for the development of a specific TRISO fuel particle specification and fully ceramic microencapsulated fuel form, which were each specifically designed and engineered for application in the micro modular reactor that was under development by USNC prior to its insolvency. As we are not a nuclear reactor developer and did not acquire USNC Assets for the development of our micro modular reactor, the specific TRISO fuel form and related manufacturing process developed by USNC was not usable by us or for any of our target customers at the time. However, given our strategy as a reactor-agnostic nuclear fuel manufacturer that is able to produce TRISO fuel to meet any given customer’s specific needs and application, following the acquisition of the USNC Assets, which were originally developing a process for production of a specific fuel for a specific reactor end use, we further developed, modified and refined both the equipment and manufacturing processes we initially acquired to enable the modular manufacturing capability that advances our strategy of being able to produce a variety of TRISO-based fuel forms and specifications for a range of advanced nuclear power applications and customers. In addition, as part of the USNC bankruptcy proceedings, USNC’s assets relating to the development of modular reactor technologies were acquired by Nano Nuclear Energy Inc. (“Nano”), which continues to develop such reactor assets for use with TRISO based advanced fuels. We have since entered into non-binding memorandum of understanding with Nano to consider arrangements pursuant to which we (including through our JV with Framatome) would become a supplier of TRISO fuel to Nano for use in its reactor platforms.

We acquired the USNC Assets for a total cash purchase price of $32.9 million, paid at closing.

Recent Developments

Commencement of operations and government support

During February 2025, the Company issued 9,999,997 shares of Series Seed preferred stock at $1.00 per share for aggregate cash proceeds of $10.0 million. For additional information regarding the Series Seed financing and our other subsequent preferred stock financings, see “Liquidity and Capital Resources” below. We also began initial hiring and facility-commissioning activities to advance regulatory readiness and prepare the facilities acquired as part of the USNC Assets for future commercial fuel manufacturing.

In August 2025, we were selected as a supplier for the DOE Office of Nuclear Energy’s previously announced Fuel Line Pilot Program, and we entered into the OTA as a prime contractor to the DOE in September 2025 to build, operate, and commission advanced fuel fabrication facilities at our Oak Ridge Facilities and Idaho Facility. Additionally, the fuel line pilot program directly supports DOE’s Reactor Pilot Program, which aims to have at least three advanced reactor designs achieve criticality by July 4, 2026, and both pilot programs advance the implementation of executive orders designed to reform reactor testing and deploy nuclear technologies for national security.

In September 2025, we entered into the OTA with the DOE in an effort to bring privately funded advanced nuclear-fuel production infrastructure online in support of TRISO-fueled reactor demonstrations in 2026. Under the OTA, the Company transitioned key operational elements to be under DOE oversight, ensuring adherence to a rigorous regulatory framework. This enhanced oversight enabled a substantial increase in our TRISO fuel manufacturing throughput within our existing facilities.

In December 2025, we successfully received a shipment of HALEU feedstock at our facility in Oak Ridge, Tennessee. This shipment established us as the first company to both receive authorization by the DOE and to physically receive HALEU for production of advanced TRISO fuel, a key component for next-generation nuclear reactors. We believe the volume of material received is sufficient to position us to significantly contribute to the rapid deployment of new nuclear technology across the United States.

Partnership with Framatome

In September 2025, we established Standard Nuclear × Framatome LLC — a joint venture with Framatome that operates the Richland SN-F Facility. The Richland SN-F Facility benefits from our modular equipment while leveraging Framatome’s decades of experience in light-water reactor fuel production. By utilizing Framatome’s existing infrastructure and commercial relationships, Standard Nuclear × Framatome LLC can help integrate Standard Nuclear into an established global value chain. In September 2024, Framatome, the 10 CFR Part 70 licensee for the Richland, Washington SN-F facility, submitted a license amendment request to the NRC for approval to amend Framatome’s existing NRC license to permit the manufacturing of our advanced fuel products, including TRISO, at that facility. The LAR was approved by the NRC in June 2026 and the joint venture plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews.

First Commercial TRISO Delivery

In June 2026, we completed our first commercial delivery of over 100 lbs (50 kgU) of TRISO fuel to Radiant, a leading developer of advanced nuclear technologies, at the National Reactor Innovation Center’s Demonstration of Microreactor Experiments (DOME) facility located at Idaho National Laboratory. The TRISO fuel was fabricated to Radiant’s specifications and is expected to be used to power Radiant’s Kaleidos reactor to conduct a full-power, full-temperature test during the summer of 2026.

Trends and Key Factors Affecting Our Performance

Our results of operations, cash flows and capital requirements have been and are expected to continue to be affected by the timing of our facility commissioning and production ramp-up, the timing of customer program execution and revenue recognition, the availability of feedstock, the timing and level of government-supported program activity, and the pace at which we expand our manufacturing capabilities. Because we were incorporated in July 2024, acquired the USNC Assets in December 2024 and began initial revenue-generating activities in 2025, our historical results are not necessarily indicative of future performance.

Facility commissioning and production ramp-up.

Our near-term growth depends on our ability to commission, qualify and expand operations at our Oak Ridge facilities and our SN-ID facility and to bring additional manufacturing capacity online in accordance with our operating plan. The timing of facility readiness, throughput increases, process yields and workforce ramp-up will affect the timing of revenue generation, our operating costs and our margin profile. Delays in commissioning, lower-than-expected yields or slower-than-expected capacity expansion could defer revenue, increase costs and require additional capital.

DOE OTA and government-supported development.

In September 2025, we entered into the OTA with the DOE to build, operate and commission advanced fuel fabrication facilities at our Oak Ridge and Idaho facilities. The timing and amount of funding, milestone achievement, required expenditures and any company cost-share or other performance obligations under the OTA may materially affect our results of operations, liquidity and capital requirements. In addition, the OTA may be terminated by either party upon 30 days’ written notice. Any modification, delay or termination of the OTA could adversely affect our operating plan and increase our liquidity needs, particularly to the extent we have incurred or committed expenditures in anticipation of program activity.

Regulatory approvals and facility readiness.

Our business is subject to DOE and NRC regulatory requirements. The timing of regulatory approvals, license amendments and facility qualification activities, including those relating to our planned operations at the Richland SN-F facility, may affect when we are able to commence or expand revenue-generating activities. For example, currently, the primary constraint on our ability to further scale production operations is obtaining the regulatory authorizations required to commission and operate additional production facilities and install incremental modular processing equipment, together with completion of associated safety reviews and operational approvals. While our existing Oak Ridge SN-0 pilot facility is authorized to possess and process meaningful quantities of enriched uranium feedstock, future capacity expansion is expected to occur principally through our other facilities. Delays in any such approvals or activities could increase pre-operating and compliance costs, delay revenue and increase our capital requirements.

Feedstock availability.

Our ability to perform under customer arrangements depends in part on the availability and timely receipt by our customers of enriched uranium feedstock, including HALEU where applicable. Although we received a shipment of HALEU feedstock in December 2025, future operations will continue to depend on customer procurement, supply availability, regulatory authorization and transportation of feedstock. Constraints or delays in feedstock availability could delay production, defer revenue recognition and reduce capacity utilization.

Customer programs, deposits and revenue timing.

Our customer arrangements may include fuel development work and fuel supply commitments, each of which may include milestone-based payments, and non-refundable deposits related to customers’ fuel supply commitments. As a result, the timing of cash receipts may differ from the timing of revenue recognition, and our period-to-period results may fluctuate based on program timing, milestone achievement and delivery schedules. Our future operating results will also depend on the mix of revenue derived from our fuel development work, commercial fuel sales, specialty material supply arrangements and government-related projects, which may have different margin and working capital characteristics.

Entry into new customer commitments and increased Total Contract Backlog

We expect our results of operations to be impacted in future periods as we increase our development and production activities in connection with our existing and prospective new customer commitments. For example, subsequent to March 31, 2026, we entered into a binding purchase commitment with a customer for the delivery of TRISO fuel, which contained a customer purchase option for the purchase of additional fuel and, as of the date of this prospectus, we have up to $245 million in Total Contract Backlog, reflecting $65 million of Funded backlog, $157 million of Purchase Options under Executed Contracts and $23 million of contingent Unfunded backlog. As work commences under any such additional binding arrangements or we execute contracts relating to our contingent Unfunded backlog or qualified pipeline, we would expect to generate additional revenue, though the magnitude and timing of such revenue remains dependent on customer funding decisions, regulatory approvals and licensing for ourselves and our customers, and the availability nuclear material, including HALEU. We would also expect to experience increased cost of revenue in future periods as we commission additional production capacity at our existing and planned facilities. For definitions of our Total Contract Backlog, see “— Key Performance Indicators,” and see also “Our Competitive Strengths — Strong Backlog Visibility.

Future expansion and manufacturing economics.

We expect our future performance to depend on our ability to improve throughput, yield and capacity utilization and to scale manufacturing efficiently. Our results may also be affected by expenditures associated with future expansion activities, including our planned Tennessee, Idaho and Richland-related operations. If we are unable to achieve expected operating efficiencies or if expansion activities are delayed or more costly than expected, our margins, cash flows and capital requirements could be adversely affected.

Components of Results of Operations

Revenue. No revenue was recorded in 2024. Commencing in 2025, we primarily generated revenue from the conduct of our nuclear fuel manufacturing operations at our initial Oak Ridge facility, consisting of work performed for our customers under fuel development agreements and research and development projects performed for U.S. government agencies.

Cost of revenue. We incur costs related to the services we provide for our customers. These costs include labor and other employee related costs, materials and certain consulting costs in support of these services.

General and administrative costs. General and administrative costs primarily consist of personnel-related costs, including salaries, benefits, and stock-based compensation costs, for executive leadership and employees in legal, finance, accounting, human resources, information technology, and other administrative functions. In addition, these expenses include allocated facility costs and costs of consultants and advisors. General and administrative costs are expensed as incurred.

Asset retirement obligation accretion expense. We recognize a liability for asset retirement obligation which represents the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. The asset retirement obligation is initially measured at its fair value and recorded as a liability with an offsetting retirement cost that is capitalized as part of the related long-lived asset in the Consolidated Balance Sheets. Increases in the asset retirement obligations resulting from the passage of time are recorded as asset retirement obligation accretion expense.

Research and development expense. Research and development expense will largely represent personnel and materials costs. Ongoing research and development costs are expensed as incurred. Development costs are recognized as assets when we can demonstrate technical feasibility and that the asset will generate probable future economic benefits. During 2024, research and development expense was primarily attributed to indefinite-lived in-process research and development (“IPR&D”) intangible assets related to our advanced nuclear fuel development efforts. Because the acquired technologies cannot be repurposed or used in alternative applications, the amount fully allocated to IPR&D assets was expensed immediately through research and development expense. There was no research and development expense in 2025.

Change in fair value of SAFE Notes. Our Simple Agreement for Future Equity (“SAFE”) Notes are classified as a liability and are required to be marked to fair value at each reporting period. This represents the movement in the fair value for SAFE Notes at each balance sheet date. The SAFE Notes were all redeemed and rescinded according to their contractual provisions in 2025. See also Note 10 — Related Parties, in our Consolidated Financial Statements included elsewhere in this prospectus.

Income tax benefit. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year.

Results of Operations

We are a development-stage advanced nuclear fuel company.

For the three months ended March 31, 2026, our activity was primarily focused on work performed for our customers under fuel development agreements and scaling to meet our customers’ demands for TRISO fuel. Our expenditures for the three months ended March 31, 2026, included, but were not limited to:

•        General and administrative costs equaling $3.8 million, primarily due to personnel costs, stock compensation expense depreciation expense, legal and professional fees.

•        Cost of revenue of $5.0 million related to our services to our customers.

•        Share based compensation expense of $1.5 million, of which $0.5 million is classified as a cost of revenue.

For the three months ended March 31, 2025, we were scaling our operations to meet the requirements of our new contracts with customers and U.S. government agencies. Our expenditures for the three months ended March 31, 2025, included, but were not limited to:

•        General and administrative costs equaling $0.7 million, primarily due to personnel costs, legal and professional fees.

•        Cost of revenue of $1.1 million, primarily due to work performed on newly signed customer contracts.

For the fiscal year ended December 31, 2025, our activity was primarily focused on meeting the requirements of our contracts with customers and U.S. government agencies. Our expenditures for the period ending December 31, 2025, included, but were not limited to:

•        General and administrative costs equaling $4.4 million, primarily due to personnel costs, depreciation expense, legal and professional fees.

•        Cost of goods sold of $7.7 million, primarily due to work performed on newly signed customer contracts.

•        Stock-based compensation expense of $1.7 million, of which $0.6 million is classified as a cost of goods sold.

For the period from July 15, 2024 (inception) to December 31, 2024, our activity was primarily focused on organizational activities, operations preparations, and asset acquisition. Our expenditures for the period ending December 31, 2024, included, but were not limited to:

•        General and administrative costs equaling $0.7 million, primarily due to personnel costs, depreciation expense, legal and professional fees.

•        Research and development expense of $30.3 million related to the acquisition of the USNC Assets which was expensed as incurred, as it reflected the acquisition of IPR&D assets.

•        Change in fair value of SAFE Notes of $25.6 million.

The following table sets forth the components of our Consolidated Statements of Operations for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Revenue	$593,802	$377,926
Cost of Revenue	5,006,006	1,120,504
General and administrative costs	3,832,048	671,213
Loss from operations	(8,244,252)	(1,413,791)
Other expense (income):
Increase in fair value of SAFE Notes	—	7,725,000
Gain on extinguishment of debt	—	(853,000)
Interest income	(529,301)	—
Loss before income tax benefit	(7,714,951)	(8,285,791)
Income tax benefit
Net loss	(7,714,951)	(8,285,791)

Comparison of Three Months Ended March 31, 2026 to Three Months Ended March 31, 2025

Revenue

Revenue increased by $0.2 million, to $0.6 million for the three months ended March 31, 2026, compared to $0.4 million for the three months ended March 31, 2025. The increase in revenue primarily reflects the commencement of work under fuel development contracts. Revenue for the three months ended March 31, 2026, including $0.5 million of revenue recognized from fuel development contracts with three public-sector customers and revenue for the three months ended March 31, 2025, including $0.3 million of revenue recognized from a subcontract with a U.S government agency for services that were completed during 2025. See also Note 3 — Revenue, in our Audited Consolidated Financial Statements for additional discussion.

Cost of Revenue

Cost of revenue increased by $3.9 million, to $5.0 million for the three months ended March 31, 2026, compared to $1.1 million for the three months ended March 31, 2025. The increase principally reflects the growth of our production operations at our Oak Ridge SN-0 facility. The principal components of the approximately $3.9 million period-over-period increase were: (i) approximately $1.5 million of incremental direct production payroll and related employee costs, reflecting the addition of production-line technicians, engineers and operators dedicated to our manufacturing activities; (ii) approximately $0.9 million of incremental equipment, small-tools, and consumables period expense related to production-line growth; (iii) approximately $0.5 million of stock-based compensation expense allocated to cost of revenue, reflecting equity awards granted to production personnel; (iv) approximately $0.4 million of incremental third-party engineering, qualification and commissioning consulting fees related to our production line growth; and (v) approximately $0.6 million of facility-related and other incremental production costs, including depreciation, equipment rentals, and utilities.

General and Administrative Costs

General and administrative expense increased by $3.1 million, to $3.8 million for the three months ended March 31, 2026, compared to $0.7 million for the three months ended March 31, 2025. The principal components of the approximately $3.1 million period-over-period increase were: (i) approximately $1.1 million of incremental third-party consulting fees, primarily related to public company readiness, including financial reporting transformation and internal controls implementation and other professional services, offset by the deferral of certain costs being in contemplation of an equity financing transaction; (ii) approximately $1.0 million of stock-based compensation expense, reflecting equity awards granted to executive officers, non-employee directors and other administrative personnel; (iii) approximately $0.8 million of incremental payroll, payroll tax and employee benefit costs, reflecting expanded corporate headcount; and (iv) approximately $0.3 million of other costs, including incremental marketing, investor relations and business development costs; as headcount and operations were realigned for public company operations.

Income Tax Benefit

The Company recorded no income tax benefit or expense for the three months ended March 31, 2026 or the three months ended March 31, 2025.

The following table sets forth the components of our Consolidated Statements of Operations for the fiscal year ended December 31, 2025 and for the period from July 15, 2024 (inception) through December 31, 2024:

	For the fiscal year ended December 31, 2025	For the period from July 15, 2024 (inception) through December 31, 2024
Revenue	$3,140,065	$—
Cost of goods sold	7,672,905	—
General and administrative costs	4,420,156	669,774
Asset retirement obligation accretion expense	79,364	859
Research and development expense	—	30,297,773
Loss from operations	(9,032,360)	(30,968,406)
Other expense:
Increase in fair value of SAFE Notes	7,725,000	25,628,000
Gain on extinguishment of debt	(853,000)	—
Interest income	(363,415)	—
Loss before income tax benefit	(15,540,945)	(56,596,406)
Income tax benefit	—	—
Net loss	$(15,540,945)	$(56,596,406)

Comparison of Fiscal year 2025 and the period ended December 31, 2024

Revenue

Revenue increased to $3.1 million for the fiscal year ended December 31, 2025, compared to $0.0 million of revenue for the period ended December 31, 2024. The increase in revenue was primarily driven by completed work on newly signed customer fuel development contracts and research and development projects performed for U.S. government agencies. See also Note 3 — Revenue, in our Consolidated Financial Statements included elsewhere in this prospectus for additional discussion.

Cost of goods sold

Cost of goods sold increased to $7.7 million for the fiscal year ended December 31, 2025, compared to $0.0 million for the period ended December 31, 2024. The increase in cost of goods sold was driven by increasing business operations in connection with our revenue generating activities and a full year of operations.

General and Administrative Costs

General and administrative expense increased by $3.7 million, to $4.4 million for the fiscal year ended December 31, 2025, compared to $0.7 million for the period ended December 31, 2024. The increase in general and administrative expenses was primarily driven by an increase in stock-based compensation expense, increasing business operations in connection with our revenue generating activities and a full year of operations.

Asset Retirement Obligation Accretion Expense

Asset retirement obligation accretion expense increased to $0.1 million for the fiscal year ended December 31, 2025, compared to $859 for the period ended December 31, 2024. The increase in asset retirement obligation accretion expense was primarily driven by a full year of operations.

Research and Development Expense

Research and development expense decreased by $30.3 million, to $0.0 million for the fiscal year ended December 31, 2025, compared to $30.3 million for the period ended December 31, 2024. The decrease in research and development expense was primarily driven by the Company moving past the research and development phase and into commercial operations, with our research and development expense for 2024 having related to the acquisition of the USNC Assets, which was completed in 2024 and immediately recognized as IPR&D.

Change in fair value of SAFE Notes

Change in fair value of SAFE Notes decreased by $17.9 million, to $7.7 million for the fiscal year ended December 31, 2025, compared to $25.6 million for the period ended December 31, 2024. The decrease in the fair value of SAFE Notes was primarily driven by the full redemption of the notes in February 2025 as a result of their contractual terms.

Income Tax Benefit

We recorded no Income Tax Benefit or expense in either the fiscal year ended December 31, 2025 or the period ended December 31, 2024.

Key Performance Indicators

In managing our business, our management regularly reviews certain KPIs, to evaluate our operations, guide decision-making, and measure progress. We utilize a variety of operational metrics to understand growth and ultimately drive profitability.

•        Total Contract Backlog:

•        Funded.    This metric represents contracted fuel sales under binding commitments or agreements with firm delivery obligations, which provides direct visibility into near-term revenue.

•        Purchase Option under Executed Contracts.    This metric represents the dollar value of contractually granted but unexercised customer options to purchase additional fuel under existing agreements, including extension options, follow-on purchase rights, and volume options at predetermined or formula-based pricing. We use this metric to assess potential incremental demand from our existing customer base and to inform our capacity planning, though option exercise is at the sole discretion of the counterparty and there can be no assurance that any such option will be exercised or result in revenue. Option values are not reflected in our financial statements until exercised and converted to funded backlog.

•        Unfunded.    This metric represents the dollar value of intended fuel sales under memoranda of understanding, non-binding framework agreements or term sheets, and letters of intent. We use this metric as a distinction from contracted funded backlog to assess the breadth of prospective demand and to inform our capacity expansion planning, though these unfunded opportunities are not reflected in our financial statements and there can be no assurance that any such opportunity will result in a binding agreement or revenue.

•        Fuel/TRISO production capacity

•        Throughput capacity.    We report on both (i) Module Throughput Capacity and (ii) Building Throughput Capacity. Module Throughput Capacity represents the annualized TRISO fuel throughput production capacity (in MTU/yr) for which production lines are installed and available for commercial production at any of our nuclear fuel manufacturing facilities. We also report Building Throughput Capacity, which represents the maximum annualized TRISO fuel throughput production capacity (in MTU/yr) that our existing constructed facilities could accommodate if all available modular production line positions within such facilities were installed and operational, based on our current process yield.

•        Process yield %.    Process yield is measured and reported across our overall manufacturing process that comprises a series of batch process steps and reflects realizable throughput from each individual processing cycle for our TRISO fuel. Our manufacturing process is designed to recycle substantially all intermediate material that does not meet specification at any given stage of a processing cycle, to recover the input feedstock, which is then processed through additional cycles until it meets specification. As such, the feedstock enriched uranium input is expected to be substantially fully converted to finished TRISO fuel output over the course of the overall production cycle, with minimal material waste. Process yield is a key operating KPI for any TRISO production line and ultimately drives cost per kilogram of fuel produced and effective throughput production capacity.

•        Regulatory Milestones:

•        Nuclear Facility License status.    Represents authorization status for each of our nuclear facilities that may be under DOE (10 CFR Part 830) or NRC (10 CFR Part 70) jurisdiction to possess and process special nuclear material (“SNM”) that will be low enriched uranium (< 20% U-235). These will include either application status (i.e., in preparation or in progress for each stage of the license) or authorization approved.

•        Fuel Transportation Package License Status.    This metric represents the status of open matters and review schedules under each regulatory docket applicable to packaging and transportation of SNM. While our core business is processing enriched uranium feedstock into advanced fuel, transportation of the feedstock and finished fuel form to and away from our nuclear facilities is an essential process. We track docket status for this specific area in addition to the license status for our nuclear facilities to maintain visibility into regulatory friction, potential delays, and expected timeline for resolution of pending matters that could affect receipt of feedstock or delivery of fuel to customers.

The table below details our KPIs as of March 31, 2026:

($ in thousands)	Three Months Ended March 31, 2026
Total Contract Backlog – Funded	$8,227
Total Contract Backlog – Unfunded	$83,100
Total Contract Backlog – Purchase Option under Executed Contracts	$0
Fuel/TRISO production capacity – Module Throughput Capacity	0.5 MTU/y	(1)
Fuel/TRISO production capacity – Building Throughput Capacity	3.0 MTU/y	(2)
Fuel/TRISO production capacity – Process Yield %	63.3%

____________

(1)      Reflects the current authorized and operational throughput capacity of the Oak Ridge SN-0 facility, which is operational today under DOE authorization and supports the Company’s current commercial fuel manufacturing activities.

(2)      Reflects 0.5 MTU of throughput capacity at SN-0 (operational) plus 2.5 MTU of maximum throughput capacity at the Oak Ridge SN-TN facility, which is expected to commence operations in the second half of 2026. Building Throughput Capacity for any facility represents the total anticipated throughput capacity of the modular production lines the facility’s physical footprint can accommodate, not lines currently installed.

Regulatory Milestones — Nuclear Facility License Status

Project	Licensor	Licensee	License Pathway	License status	Target Approval
SN-0	DOE	SN	10CFR830	Operational	—
SN-TN	DOE	SN	10CFR830	In progress	Q3 2026
SN-ID	DOE	SN	10CFR830	In progress	Q3 2026
SN-F	NRC	Framatome	10CFR70 (LAR)	Approved	—
SN-TN Transition (DOE to NRC)	NRC	SN	10CFR70	Engagement Plan submitted	—

Regulatory Milestones — Fuel Transportation Package License Status

Project	Licensor	Licensee	License Pathway	Docket status	Target Approval
SNFC (Standard Nuclear Fuel Container)	NRC	SN	10CFR71	In progress	Q3 2027
SFFC (Standard Fresh Fuel Container)	NRC	SN	10CFR71	In progress	Q1 2028

Liquidity and Capital Resources

As of March 31, 2026 and December 31, 2025, we had cash and cash equivalents of $124.9 million and $63.1 million, respectively. Since inception, we have financed our operations primarily through equity financings, SAFE issuances, and customer payments under fuel development agreements and customer deposits relating to fuel sales arrangements, and, beginning in 2025, revenue-generating operating activities. Our principal uses of cash have been the acquisition of the USNC Assets, the build-out and commissioning of our Oak Ridge and Idaho facilities, personnel-related costs, professional fees and other general corporate expenditures.

We are in the early stages of commercializing our advanced nuclear fuel manufacturing platform, and our historical operating losses and cash flows are not necessarily indicative of future cash requirements. Our future liquidity needs will depend on, among other things, the pace of commissioning and scaling our Oak Ridge facilities, the timing and amount of expenditures for our Oak Ridge SN-TN and Idaho facilities under the DOE OTA, the timing of any capital contributions or other funding obligations associated with Standard Nuclear × Framatome LLC and the Richland SN-F Facility, the level and timing of customer deposits and milestone payments under fuel development and fuel sales agreements, the pace of hiring and related payroll costs, regulatory and compliance expenditures, capital expenditures for manufacturing equipment and facility improvements, and the timing of revenue generation from commercial and government programs.

Short-Term Liquidity

We believe that our existing cash and cash equivalents, together with expected cash receipts from customer deposits, milestone-based payments under existing commercial arrangements, revenue from operations, and other available sources of liquidity, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the 12 months following the date of this prospectus. This assessment is based on our current operating plan, which includes continued commissioning and throughput expansion at our Oak Ridge facilities, ongoing hiring to support manufacturing, engineering, quality, regulatory and administrative functions, continued research and development activities, and expenditures associated with our obligations under the DOE OTA.

Our expected short-term material cash requirements primarily consist of:

•        operating expenditures required to support our existing Oak Ridge operations, including payroll and related personnel costs, materials, utilities, occupancy, insurance and professional fees;

•        capital expenditures for facility commissioning, manufacturing equipment, process modules and related infrastructure at our Oak Ridge facilities;

•        expenditures to advance our Oak Ridge SN-TN and Idaho facilities under the DOE OTA;

•        regulatory, safety, quality assurance and compliance expenditures required to maintain and expand operations in regulated nuclear environments;

•        payments associated with lease obligations, purchase commitments and other contractual arrangements, to the extent applicable;

•        expenditures associated with customer program execution, including engineering, qualification, development and production planning activities; and

•        working capital needs, including the timing of receivables, equipment, payables, customer deposits and milestone payments.

As of March 31, 2026, we did not have any committed revolving credit facilities or other committed third-party debt financing arrangements. We had no unused committed sources of liquidity as of March 31, 2026.

Long-Term Liquidity

Beyond the next 12 months, our liquidity requirements will depend largely on the timing and scale of our expansion activities and commercialization efforts. We expect to continue to incur significant expenditures as we expand annual TRISO production capacity, including investments in manufacturing modules and facility infrastructure, additional hiring, qualification and regulatory activities, and potential funding obligations related to the Richland SN-F Facility and our other planned facilities. We continue to explore opportunities to invest in research and development and process optimization to support customer programs and broader commercialization of our nuclear fuel products.

We may require additional capital to support our long-term growth strategy, including expansion of our Oak Ridge and Idaho operations, development of additional manufacturing capability, and support for future commercial fuel delivery obligations. Our ability to meet these longer-term liquidity needs will depend on our ability to generate cash from operations, continue to obtain customer deposits and milestone payments under commercial agreements, and, if needed, access the capital markets or other financing sources on acceptable terms. There can be no assurance that additional capital will be available when needed or on terms acceptable to us.

Material Cash Requirements

Our material cash requirements as of March 31, 2026 include both contractual and other obligations arising in the ordinary course of business and through the execution of our growth strategy. These requirements include:

•        expenditures to commission, operate and expand our Oak Ridge facilities;

•        expenditures to build, operate and commission the facilities contemplated by the DOE OTA, including our Oak Ridge SN-TN and Idaho facilities;

•        potential capital contributions, equipment commitments or other funding obligations associated with the SN Framatome JV and the Richland SN-F Facility;

•        lease payments and other facility-related commitments;

•        purchase obligations for equipment, specialized materials, services and infrastructure necessary to support current and planned manufacturing capacity;

•        payroll and related personnel costs associated with the expansion of our workforce;

•        regulatory, quality assurance, environmental, health and safety and other compliance-related expenditures;

•        obligations associated with our asset retirement obligation; and

•        working capital requirements associated with the execution of fuel development agreements, fuel sales agreements and government-related projects.

Sources of Liquidity

Our primary internal sources of liquidity are cash on hand, cash generated from operating activities, customer deposits and milestone payments under our commercial agreements, and cash receipts generated from government and commercial project work. Our customer arrangements are structured to include deposits upon order, milestone-based payments during execution and, in some instances, penalty payments for early cancellation, which we believe support disciplined capacity planning and reduce demand uncertainty.

Our primary external sources of liquidity have been proceeds from the issuance of SAFE Notes and preferred stock financings. In 2024, we raised $33.5 million in gross proceeds through SAFE Note investments. In February 2025, we completed our Series Seed preferred stock financing, generating gross proceeds of approximately $10.0 million, and our outstanding SAFE Notes converted into Series Seed-1 preferred stock in connection with that financing. In August 2025, we completed our Series A preferred stock financing, generating gross proceeds of approximately $70.0 million. In January 2026, we completed our Series A-2 preferred stock financing, generating gross proceeds of approximately $70.0 million, which we intend to use to expand annual TRISO production.

As of March 31, 2026, we had no outstanding indebtedness other than ordinary-course obligations.

Ability to Meet Capital Requirements

We believe our existing cash and cash equivalents, together with anticipated operating cash receipts, customer deposits and milestone payments, and the proceeds from our Series A-2 financing, will be sufficient to meet our expected operating and capital requirements for the foreseeable future, including at least the 12 months following the date of this prospectus. However, our operating plan may change as a result of many factors, including the timing of facility commissioning, progress under the DOE OTA, regulatory developments, the timing of NRC-related approvals affecting the Richland SN-F Facility, customer demand, the level of customer prepayments, and broader market and financing conditions. As a result, we may seek additional capital through equity financings, debt financings or other strategic transactions.

The discussion below has been adjusted for the 2-for-1 stock split of our capital stock that was effected on July 6, 2026.

Common stock and SAFE issuance

At inception, we issued 28,000,000 shares of common stock to various investors for net cash proceeds of $108.35. Additionally, in 2024, we raised $32.5 million in gross proceeds from various investors pursuant to SAFE Note investments. The terms of the SAFE Notes required that they automatically convert upon the next equity financing to shares with the same terms and conditions as investors of our next equity financing. The SAFE Notes automatically converted into a number of shares equal to the purchase amount divided by the conversion price, which means either (1) the SAFE Note price or (2) the discount price (lowest price per share sold in the equity financing multiplied by the discount rate), whichever results in a greater number of shares of capital stock. The SAFE Notes converted in connection with the Series Seed Preferred Stock Financing described below.

Series Seed Preferred Stock Financing

On February 13, 2025, we entered into a Series Seed Preferred Stock Purchase Agreement, pursuant to which we issued shares of Series Seed Preferred Stock at a purchase price of $1.00 per share. Under the agreement, investors purchased an aggregate of 9,999,994 shares of Series Seed Preferred Stock, resulting in total gross proceeds of approximately $10.0 million.

Further, on February 13, 2025, the SAFE Notes were settled through conversion into shares of newly issued Series Seed-1 Preferred Stock upon us entering into the Series Seed Preferred Stock Purchase Agreement, pursuant to which we issued Series Seed Preferred Stock at a fixed pre-money valuation to the holders of the SAFE Notes pursuant to the terms thereof. The SAFE Note instruments automatically converted into 65,000,000 shares of Series Seed-1 Preferred Stock at a conversion price of $0.50 per share. Additionally, one investor wished to rescind their $1.0 million investment, and we issued a lawful refund to the investor.

Series A Preferred Stock Financing

On August 14, 2025, we entered into a Series A Preferred Stock Purchase Agreement, pursuant to which we issued Series A Preferred Stock at a purchase price of $2.59755 per share. Under the agreement, investors purchased an aggregate of 26,948,464 shares of Series A Preferred Stock, resulting in total gross proceeds of approximately $70.0 million.

Series A-2 Preferred Stock Financing

On January 23, 2026, we entered into a Series A-2 Preferred Stock Purchase Agreement, pursuant to which we issued Series A-2 Preferred Stock at a purchase price of $4.932 per share. Investors purchased an aggregate of 14,193,030 shares of Series A-2 Preferred Stock, resulting in total gross proceeds of approximately $70.0 million. The Company intends to use the proceeds from this financing to expand annual TRISO production.

Ability to meet upcoming capital requirements

Our ability to continue as a going concern is dependent upon our ability to generate sufficient liquidity from our operations and capital markets and financing transactions in order to meet our obligations and operating needs. If we require additional capital that we are not able to generate from our operations and are unsuccessful in raising that capital, we may not be able to continue our business operations and/or may be unable to advance growth initiatives, either of which could adversely impact our business and financial condition.

We believe that our cash will be adequate to meet our liquidity requirements for at least the 12 months following the date of this prospectus. Our future capital requirements will depend on several factors, including our ability to generate positive cash flows from operations and our ability to raise additional capital. We could be required, or could elect, to seek additional financing through the sale and issuance of common or preferred stock, incurrence of debt or other capital-raising transactions; however, additional funds may not be available on terms acceptable to us, if at all.

Cash Flows

Comparison of the three months ended March 31, 2026 and 2025

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025	$ Change
Net cash flows provided by (used in) operating activities	$(4,307,490)	$(1,477,442)	$(2,830,048)
Net cash provided by (used in) investing activities	$(3,868,868)	$(178,789)	$(3,690,079)
Net cash provided by (used in) financing activities	$70,000,020	$7,945,686	$62,054,334

Net Cash used in Operating Activities — Net cash used in operating activities increased by $2.8 million, to $4.3 million for the three months ended March 31, 2026, primarily reflecting $8.8 million of costs of revenue and general and administrative costs, partially offset by cash collected from customers.

Net cash used in operating activities for the three months ended March 31, 2025 was $1.5 million, primarily reflecting incurred costs of revenue and general and administrative costs.

Net Cash used in Investing Activities — Net cash used in investing activities increased by $3.7 million, to $3.9 million for the three months ended March 31, 2026, resulting from an increase of $3.7 million of purchases of property, plant and equipment.

Net cash used in investing activities for the three months ended March 31, 2025 was $0.2 million, related to the purchase of property, plant and equipment.

Net Cash provided by Financing Activities — Net cash provided by financing activities increased by $62.1 million, to $70.0 million for the three months ended March 31, 2026, consisting of proceeds of $70.0 million from the issuance of our Series A-2 Preferred Stock.

Net cash provided by financing activities for the three months ended March 31, 2025 was $7.9 million, consisting of proceeds of $7.9 million from the issuance of our Series Seed Preferred Stock.

Comparison of the year ended December 31, 2025 and the period from July 15, 2024 (inception) through December 31, 2024

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	For the year ended December 31, 2025	For the period from July 15, 2024 (inception) through December 31, 2024	$ Change
Net cash flows provided by (used in) operating activities	$(6,728,118)	(381,594)	(6,346,524)
Net cash provided by (used in) investing activities	(9,735,670)	(32,485,510)	22,749,840
Net cash provided by (used in) financing activities	77,945,674	34,486,921	43,458,753

Net Cash used in Operating Activities — Net cash used in operating activities increased by $6.3 million, to $6.7 million for the year ended December 31, 2025, primarily reflecting $7.7 million of costs of sales and general and administrative costs, partially offset by cash collected from customers.

Net cash used in operating activities for the period ended December 31, 2024 was $0.4 million, primarily reflecting incurred general and administrative costs.

Net Cash used in Investing Activities — Net cash used in investing activities decreased by $22.7 million, to $9.7 million for the year ended December 31, 2025, resulting from an increase of $7.5 million of purchases of property, plant and equipment and investments in our joint venture with Framatome, offset by the completion of the acquisition of the USNC Assets in the prior year.

Net cash used in investing activities for the period ended December 31, 2024 was $32.5 million, related to the acquisition of the USNC Assets for the purchase of IPR&D of $30.3 million and the purchase of property, plant and equipment of $2.2 million.

Net Cash provided by Financing Activities — Net cash provided by financing activities increased by $43.5 million, to $77.9 million for the year ended December 31, 2025, resulting from $77.9 million of proceeds received from the issuance of preferred stock.

Net cash provided by financing activities for the period ended December 31, 2024 was $34.5 million, primarily resulting from proceeds received from issuance of our SAFE Notes.

Quantitative and Qualitative Disclosures about Market Risk

We have operations within the United States and as such we are exposed to market risks in the ordinary course of our business, including the effects of credit risk. Information related to quantitative and qualitative disclosure about this market risk is set forth below.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents held at financial institutions. Amounts on deposit may at times exceed federally insured limits. We have not experienced losses on these accounts and management believes the related credit risk is not significant. Our maximum exposure to credit risk was equal to the carrying value of our cash and cash equivalents of $124.9 million and $63.1 million as of March 31, 2026 and December 31, 2025, respectively.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying notes. We consider an estimate to be critical if it requires us to make assumptions that are highly uncertain at the time the estimate is made and if changes in those assumptions are reasonably likely to have a material effect on our financial condition or results of operations.

Our significant accounting policies are described in Note 2 — Significant Accounting Policies to our audited financial statements included elsewhere in this prospectus. The following discussion addresses the estimates and judgments that we believe are most critical to understanding our financial statements and the uncertainties associated with those estimates.

Fair value of SAFE Notes

Prior to their conversion in February 2025, our SAFE Notes were classified as current liabilities and remeasured at fair value at each reporting date. Estimating the fair value of the SAFE Notes required significant judgment because the valuation incorporated unobservable inputs and company-specific assumptions. The most significant assumptions included the probability and expected timing of a qualifying financing event, the implied value of our equity, expected volatility and the discount rate used in the valuation model.

The valuation of the SAFE Notes was particularly sensitive to changes in our expected financing outcomes and related equity value assumptions. Increases in the probability of, or a shorter expected time to, a qualifying financing event generally increased the estimated fair value of the SAFE Notes, while decreases in those assumptions generally reduced the estimated fair value. Changes in these assumptions could have resulted in materially different fair values and corresponding non-cash gains or losses in our Consolidated Statements of Operations for the periods in which the SAFE Notes were outstanding. Because the SAFE Notes converted in connection with our Series Seed financing in February 2025, this estimate was most significant for the 2024 period and through the date of conversion in 2025 and is not expected to affect periods following conversion in the same manner.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. During the year ended December 31, 2025, we primarily derived revenue from fuel development and services agreements. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We evaluate the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. In cases where products and services in our contracts are not distinct from one another due to their complex relationships our contracts are typically accounted for as one performance obligation. In cases in which we perform activities that are not highly complex or interrelated, our contracts may have more than one distinct performance obligation. Judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in a given period.

Our contracts with customers may include variable consideration such as performance bonuses and incentives. We estimate variable consideration using the method that best predicts the amount of consideration expected to be received and include such amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Estimates of variable consideration are reassessed at each reporting date and updated as circumstances change.

Fuel Development Agreements

Fuel Development Agreements are typically structured as time and materials or fixed price with milestone-based invoicing arrangements. These services are accounted for as a single performance obligation in cases where the services are highly interrelated and are not separately identifiable within the context of the contract. Revenue is recognized over time as services are performed. Revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using an input method based on a cost-to-cost measure of progress for our contracts. Under an input method based on a cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For time-and-materials arrangements in which we have a right to consideration in an amount that corresponds directly with the value transferred to the customer, we apply the right-to-invoice practical expedient under ASC 606-10-55-18 and recognize revenue in the amount to which we have the right to invoice.

Other Agreements

Other services agreements may include customer deposits or capacity reservation payments related to future fuel production and delivery. Amounts received under these arrangements are evaluated to determine whether they represent payment for completed performance obligations or advance payments for future performance. To the extent such amounts represent advance payments, they are recorded as contract liabilities (deferred revenue) and recognized as revenue when the related performance obligations are satisfied or when the amounts become nonrefundable in accordance with the contract terms.

Stock-based compensation

For granted stock options or other equity awards, stock-based compensation expense is based on the fair value of the awards on the grant date. Determining fair value requires judgment, particularly with respect to the fair value of our common stock prior to an initial public offering, as well as assumptions regarding expected volatility, expected term, risk-free interest rate and, where relevant, estimated forfeitures.

The determination of the fair value of our common stock before there is an active public market involves significant judgment and considers several objective and subjective factors, including contemporaneous third-party valuations, the prices of preferred stock financings, our stage of development, operating and financial performance, market conditions and the likelihood and timing of a potential liquidity event. Changes in these assumptions could materially affect the amount of stock-based compensation expense recognized in future periods.

Recently Issued and Adopted Accounting Standards

Please refer to Note 2 — Summary of Significant Accounting Policies, in the Consolidated Financial Statements.

Emerging Growth Company Accounting Election

As an emerging growth company, we may take advantage of certain exceptions from reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include, but are not limited to, relief from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002, reduced executive — compensation disclosures obligations in periodic reports and proxy statements, and exemptions from holding non-binding advisory votes on executive compensation and from obtaining shareholder approval for golden-parachute arrangements not previously approved.

Section 102(b)(1) of the JOBS Act allows emerging growth companies to defer compliance with new or revised financial accounting standards until such standards are applicable to private companies — that is, companies that have not had a Securities Act registration statement declared effective and do not have a class of securities registered under the Exchange Act. The JOBS Act also permits an emerging growth company to irrevocably elect to opt out of this extended transition period and instead comply with the accounting standards applicable to non-emerging growth companies. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare our financial statements with those of another public company that is either an emerging growth or non-emerging growth company that has elected to opt out of the extended transition period.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this listing occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are electing to use the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Business

Our Mission

Our mission is to supply advanced nuclear fuels that enable safe, reliable and scalable nuclear power generation. We aim to support the re-emergence of the U.S.’s newbuild nuclear infrastructure, strengthen domestic energy security and meet the nation’s growing demand for safe, reliable and clean baseload power.

Company Overview

Standard Nuclear is a leading independent advanced nuclear fuel company and the only company in the United States with industrial-scale TRISO manufacturing facilities to date, based on our commercialized manufacturing capability supported by production-grade equipment, established processes, and facility infrastructure designed for sustained, high-throughput output and scalable expansion. We design, engineer, and manufacture advanced nuclear fuels with a primary focus on TRISO fuel that is utilized by Advanced Reactors, and we believe we are the only participant in the market that is currently positioned to be able to work with and develop fuel for any developer of Advanced Reactors which use TRISO fuel. As of the date of this prospectus, we operate the only dedicated, privately funded, industrial scale TRISO production line in the United States and are currently producing and shipping fuel for Advanced Reactor demonstrations scheduled for 2026, with additional TRISO production facilities expected to come online in the second half of 2026.

Led by internationally recognized nuclear fuel expert Dr. Kurt Terrani, who serves as our Chief Executive Officer, our technical team leverages over 150 years of combined U.S. National Laboratory experience in the development, fabrication, and testing of advanced fuels, and many of our technical team members have previously held critical leadership roles in the DOE advanced gas reactor program, which established the modern TRISO fuel standard currently accepted by the NRC. We believe the qualifications exhibited by our elite technical team, together with our ownership and operation of facilities licensed for the large-scale manufacturing of TRISO-based fuels, makes us a leading nuclear fuel company capable of delivering advanced nuclear fuel to the growing industry.

Our capabilities position us at the fuel manufacturing layer of the nuclear value chain, supporting Advanced Reactor developers and end customers with scalable domestic fuel supply solutions. Our disciplined, repeatable and reliable manufacturing process converts enriched uranium feedstock into finished fuel products in accordance with nuclear-grade safety, quality, and regulatory frameworks.

We do not design, own or operate nuclear reactors. Instead, our nuclear fuel products are engineered to be compatible with a broad range of Advanced Reactor designs which use TRISO fuel, and can be used by reactor owners and operators, utilities, hyperscale data center operators, and domestic and international government entities that own or operate such reactors. We believe we are well positioned to capture a meaningful share of this market given our current and planned industrial-scale operating capacity, technology platform, secured licenses, and cost advantages derived from a modular manufacturing architecture.

In addition, we do not directly procure or source uranium for the nuclear fuel we manufacture. Our customers are generally responsible for procuring enriched uranium feedstock, which we then convert into nuclear fuel for our customers to use in their reactors for their various commercial needs. Our business model is based on long-term fuel supply arrangements under which our customers deliver feedstock to us and purchase finished fuel products, typically priced on a kgU basis and adjusted for enrichment level, final fuel form, and other specified requirements. However, we have never sold our products at large-scale commercial levels, and the production of TRISO fuel is generally untested at industrial scale, and as a result, we have limited data regarding the full cycle economics of manufacturing, marketing, pricing and selling TRISO fuel, leaving us with limited visibility into the prices our customers are willing to pay for our products and the cost structures that are required to ensure positive profit margins. We also expect that long-term unit economics will improve through automation, yield optimization, and replication of standardized fuel manufacturing modules that we have developed. We do not take direct commercial exposure to uranium price volatility, focusing instead on fabrication and fuel engineering services within the nuclear fuel value chain. Given our focus to date on investing in R&D, facilities, and commercialization of our nuclear fuel manufacturing and products, we have historically incurred significant operating losses and negative cash flows. As of March 31, 2026, we had an accumulated deficit of $79.9 million, and negative operating cash flows of $4.3 million and, for the year ended December 31, 2025 and the period ended December 31, 2024, we had an accumulated deficit of $72.1 million and $56.6 million, respectively, and negative operating cash flows of $6.7 million and $0.4 million, respectively.

Industry and Market Opportunity

Electricity Demand

Based on data from the U.S. Energy Information Administration, U.S. electricity demand is expected to rise materially over the coming decades, reversing a prolonged period of relatively flat consumption. According to the Wood Mackenzie Report, total U.S. electricity demand is projected to increase from approximately 4,990 TWh in 2026 to more than 7,200 TWh by 2040, representing an increase of approximately 44%. This growth is driven not only by population and economic expansion, but also by structural changes in energy usage as industrial processes, transportation systems, and digital infrastructure become increasingly electrified. In particular, next-generation AI training clusters and large-scale inference deployments require sustained, high-density electricity supply. Hyperscale data center campuses can draw more than 500 megawatts of continuous load, often operating at utilization levels that place significant demands on existing generation and transmission infrastructure. According to the Wood Mackenzie Report, data center growth alone may increase overall U.S. electricity demand growth from approximately 1% per year to approximately 3% per year, supported by an estimated $700 billion of hyperscaler capital expenditure commitments in 2026. This pace of load growth significantly exceeds planned additions of firm, dispatchable generation capacity and is not expected to be met by intermittent resources alone.

Overview of Advanced Nuclear Reactor Technologies

Advanced Reactors are increasingly viewed as viable solutions for meeting long-term demand for reliable, low-carbon baseload electricity. These reactor designs differ from traditional light-water reactors in several respects, including higher operating temperatures, improved thermal efficiency, and the ability to achieve higher fuel burnup levels. Many Advanced Reactor designs also incorporate passive safety features that rely on natural physical processes rather than active systems or human intervention, which may enhance safety performance and expand potential siting options.

The operating characteristics of Advanced Reactors require fuel forms capable of withstanding significantly higher temperatures and more demanding operating conditions than conventional nuclear fuel. As a result, advanced reactor designs increasingly rely on specialized fuels, including TRISO particle fuel. TRISO fuel is engineered to encapsulate fissile material within multiple protective layers, allowing it to retain radioactive fission products at extremely high temperatures and providing a level of inherent safety not achievable with conventional fuel types.

Advanced Reactor Deployment Outlook

The DOE has articulated a policy objective of expanding domestic nuclear generation capacity, which includes a target of deploying approximately 35 GW of additional nuclear capacity by 2035 and achieving a sustained deployment rate of approximately 15 GW of nuclear energy per year by 2040. These goals encompass deployment of traditional large reactors as well as SMRs and microreactors.

Advanced nuclear projects are already progressing through development and regulatory review. As of July 2025, more than 30 advanced reactor projects had been publicly announced to the NRC, with multiple demonstration projects expected to enter operation beginning in 2026. While commercialization timelines vary by technology and project, these initiatives indicate continued momentum toward deployment of Advanced Reactors in the United States.

Advanced Reactor Adoption Curve — Microreactors

Based on public sources and management’s assessment of our current pipeline and customer order book, we believe that the near-term deployment of Advanced Reactor projects is going to be focused on microreactors. The DOE defines microreactors by three main features: factory fabricated, transportable and self-adjusting, and expects most microreactors to be able to produce 1 — 20Mw of thermal energy that can be used directly as heat or converted to electric power.

1.      Factory fabricated:    All components of a microreactor would be fully assembled in a factory and shipped out to location. This eliminates difficulties associated with large-scale construction, reduces capital costs and would help get the reactor up and running quickly.

2.      Transportable:    Smaller unit designs will make microreactors very transportable. This would make it easy for vendors to ship the entire reactor by truck, shipping vessel, airplane or railcar.

3.      Self-adjusting:    Simple and responsive design concepts will allow microreactors to self-adjust. They would not be expected to require a large number of specialized operators and would utilize passive safety systems that prevent any potential for overheating or reactor meltdown.

Given these attributes, and based on management’s visible contract pipeline, we expect that the pipeline of nuclear reactor fuel requirements through 2030 is going to be largely driven by microreactor developers and project owners.

For example, the following is a list of selected microreactor-focused programs that have been publicly announced as of the date of this prospectus, as well as a DOE initiative supporting infrastructure and fuel qualification programs:

1.      Janus Program:    U.S. Army’s next-generation energy initiative aimed at deploying commercial nuclear microreactors to provide secure, resilient power to defense installations with goals for operation by 2030.

2.      Defense Innovation Unit — Advanced Nuclear Power for Installations (2024):    An initiative to evaluate and pilot commercial microreactors for U.S. Air Force installations, with potential deployments targeted around 2030. Joint Base San Antonio, Texas — Antares Nuclear, Inc.; Buckley Space Force Base, Colorado — Radiant Industries, Inc.; and Malmstrom Air Force Base, Montana — Westinghouse Government Services have been identified as potential site-developer pairings for proposed microreactor deployments under this initiative.

3.      DOE Nuclear Reactor Pilot Program:    A DOE program targeting demonstrations of commercial nuclear reactors by July 4, 2026 and support to bridge demonstrations to commercial operations by 2030.

4.      DOE Demonstration of Microreactor Experiments (“DOME”) — A DOE-led initiative at Idaho National Laboratory designed to support accelerated testing and qualification of microreactor fuels and components. We are participating in the DOME program, including engaging in collaborations with reactor developers, to support fuel testing and qualification activities. We believe participation in such programs may influence the timing of fuel qualification and subsequent commercial supply opportunities.

Advanced Reactor Fuel Market Size and Demand

Demand for Advanced Reactor fuel is directly linked to the deployment of Advanced Reactors and their ongoing refueling requirements. According to the Wood Mackenzie Report, approximately 20% of future United States nuclear generation capacity is expected to be served by Advanced Reactor technologies. Under this outlook, total installed advanced nuclear capacity is projected to exceed 58 GWe by 2040.

The amount of TRISO fuel required per GWe of electric power varies by reactor design, based on the physics and engineering characteristics of each reactor type. For example, larger SMRs produce more electric output per unit of fuel consumed, while smaller microreactors, though individually requiring less total fuel, consume more fuel relative to their electric output on a per-GWe basis. Based on publicly disclosed reactor designs and our discussions with current and prospective customers, annual TRISO fuel requirements are expected to range from approximately 12 MTU per GWe for larger-format SMRs to approximately 26 MTU per GWe for smaller microreactors. This range reflects the inherent differences in fuel consumption across reactor types. In addition, fuel demand timing also varies by reactor type. Microreactors typically require securing their fuel load approximately one year prior to commercial operation, while SMRs generally require it approximately two years prior to commercial operation.

For purposes of our analysis of prospective annual TRISO fuel demand, management assumes approximately 16 MTU of TRISO fuel per GWe, which represents management’s calculation of the blended average fuel requirement across the mix of Advanced Reactor types management expects to be deployed in the future. This expectation reflects management’s assessment based on discussions with reactor developers and project owners and publicly disclosed information, including announcements relating to anticipated reactor deployments, regarding the anticipated proportion of SMR and microreactor designs expected to comprise the deployed Advanced Reactor fleet over time.

Based on anticipated deployment schedules and refueling profiles, according to the Wood Mackenzie Report, annual TRISO fuel demand associated with Advanced Reactors could exceed the equivalent of 1.5 GWe and 7.0 GWe by 2030 and 2035, respectively, which, assuming 16 MTU per year per GWe, we believe could require approximately 26 and 116 MTU of TRISO fuel annually, respectively, based on the anticipated mix of reactor types expected to be deployed at such times.

At scale, deployment of Advanced Reactors implies recurring annual fuel demand measured in tens to hundreds of MTU, depending on the technology mix, operating cycles, and refueling intervals. By comparison, approximately 100 GWe of electric power in the United States is currently generated by nuclear power plants, which collectively consume an estimated 2,000 MTU of nuclear fuel annually. Consistent with the legacy nuclear fuel procurement dynamics for the operating U.S. nuclear reactor fleet, we expect project owners and operators will be the eventual long-term counterparties for fuel contracts.

Long-Term Nuclear Power Growth and Emerging Demand Drivers

Federal policy objectives further support expansion of nuclear power generation. In addition to target deployments of approximately 15 GWe per year by 2040, the DOE has previously stated a long-term goal of tripling U.S. nuclear power output by 2050, implying substantial growth in installed capacity and associated fuel demand over time.

In addition, growth in electricity consumption driven by data centers — particularly those supporting AI and high-performance computing workloads — has increased interest in nuclear power as a source of reliable, low-carbon baseload energy. Industry participants expect that a portion of incremental electricity demand from data centers and other energy-intensive applications may be met through nuclear generation, including Advanced Reactor deployments.

Assuming that 10 – 20% of future incremental nuclear capacity is supplied by TRISO-fueled reactors, industry-wide demand for TRISO fuel could reach hundreds of MTU per year over time.

Regulatory and Policy Environment

U.S. regulatory and policy frameworks increasingly support the development and deployment of advanced nuclear reactors and domestic nuclear fuel manufacturing capacity. Federal agencies have adopted measures intended to coordinate regulatory reviews, streamline licensing pathways, and facilitate transitions from DOE authorization to NRC licensing for Advanced Reactors and nuclear fuel cycle facilities.

The NRC has also indicated its intent to streamline licensing reviews for advanced reactor and fuel cycle projects that have previously undergone technical review and authorization by the DOE, including through appropriate reliance on DOE technical assessments.

Federal policy support for nuclear fuel development accelerated following a series of executive actions and supply-chain directives beginning in 2021 that identified domestic nuclear fuel production as a national security priority. These initiatives provided the foundation for federal programs such as the DOE’s ARDP and the HALEU Availability Program, both of which established direct demand signals for domestically manufactured advanced nuclear fuel.

Collectively, these technology trends, deployment objectives, demand drivers, and policy initiatives establish a framework intended to support domestic fuel manufacturing, facilitate advanced reactor commercialization, and sustain fuel demand over multi-decade operating lifetimes. For industry participants like us who are capable of meeting applicable regulatory, quality assurance, and security requirements, this environment offers the potential for long-term participation in the evolving advanced nuclear ecosystem.

Industry Challenges

While we believe that the market opportunity for our nuclear fuel is significant, there are a number of factors that may cause demand not to develop to the extent, or as quickly, as anticipated, or may otherwise pose headwinds to scaling our business as we have planned.

For example, the Advanced Reactor technologies described above generally remain in varying early stages of development, demonstration, licensing and commercialization and, while we currently expect a number of Advanced Reactors to be demonstrated in 2026, none have been deployed at commercial scale as of the date of this prospectus, and a wide range of technical, regulatory, financial and operational factors could influence the ultimate deployment and commercialization timelines of Advanced Reactor companies.

In addition, even if Advanced Reactors develop at the pace and scale anticipated, TRISO fuel demand depends in part on the availability of enriched uranium, including HALEU, and on customers’ ability to procure, transport and provide feedstock that meets reactor-specific specifications. However, supply of enriched uranium, and specifically HALEU, is currently limited and we do not know when, or if, supplies will increase. For example, for our customers that have reactors that require HALEU, there is presently no commercial supply of HALEU available in the United States and HALEU can only be sourced in limited quantities from the DOE. Despite U.S. government initiatives designed to ensure initial HALEU quantities, including the establishment of the HALEU Availability Program, which was established through the Energy Act of 2020, to ensure access to HALEU for civilian domestic research, development, demonstration, and commercial use, the HALEU program is still in its early stages, and significant progress is required to achieve reliable and scalable production

Further, recent interest in nuclear power in the United States has been driven, in part, by the rapid growth of AI development and the corresponding demand from hyperscale data center operators for reliable, low-carbon energy. This dynamic has been a meaningful catalyst for renewed investment, development activity, and public policy support across the nuclear energy sector, including for various Advanced Reactor designs. However, the trajectory of AI development and adoption, and the associated demand for data center capacity and energy, is inherently uncertain, and a contraction in that market could delay or reduce demand for new nuclear capacity and, in turn, demand for our nuclear fuel products. A slowdown in AI-driven demand for nuclear energy could also reduce the flow of public and private capital into the nuclear sector generally, which has so far benefited from heightened investor interest tied to AI and data center growth. Further, public opinion regarding nuclear energy has historically fluctuated and remains subject to change. Future shifts in public sentiment on nuclear power, whether driven by political, environmental, safety-related or other factors, or as to AI and the benefits of continuing to scale power generation and infrastructure needs in support of AI, could result in lessened support or increased opposition to nuclear power, which could adversely affect regulatory policies, licensing, operations and the overall demand for nuclear energy.

As a result, the timing and success of our customers’ and potential customers’ reactor programs and demand scaling in the industry generally are subject to significant uncertainty and forces outside of our control, and we have limited ability to influence the pace at which Advanced Reactors are developed, deployed and commercialized. If these or any of the other factors anticipated to drive energy demand described in the Wood Mackenzie Report do not materialize, either at all or to the extent currently expected, it could meaningfully reduce the demand opportunity for our TRISO nuclear fuel and adversely impact our anticipated results of operations.

See also “Risk Factors — Our future performance is dependent on the commercialization timelines of advanced reactor developers, which are subject to uncertainty and factors outside of our control,” “Risk Factors — The market for alternative low-carbon energy generation technologies has not yet been established and may not achieve the potential we expect or may grow more slowly than expected,” and “Risk Factors — Our TRISO fuel production is dependent on our customers obtaining enriched uranium (including HALEU) from third-party suppliers and providing it to us for production, and any difficulty in our customers obtaining these materials and/or supplying them to us could adversely affect our business, financial condition, and results of operations.”

The Role of TRISO Fuel

Nuclear fuel that powers the existing U.S. fleet of light-water reactors consists of ceramic uranium dioxide (UO₂) pellets stacked inside long zirconium-alloy metal tubes (or cladding) that form fuel rods. Multiple fuel rods are bundled together to form fuel assemblies. The zirconium alloy cladding provides the primary barrier to fission product release, while water serves as both coolant and moderator and safety depends heavily on maintaining cladding integrity and active cooling.

TRISO fuel is a coated fuel particle architecture originally developed for HTGRs and is known as the “most robust nuclear fuel on earth” according to the DOE. TRISO is designed so that each particle functions as a self-contained containment system: multiple ceramic coating layers surround a fuel kernel and are intended to retain fission products during normal operation and under severe off-normal conditions.

The all-ceramic TRISO architecture enables Advanced Reactor designs to operate at higher temperatures and achieve higher burnup than conventional light-water reactors, which may reduce reliance on large-scale water cooling and high-pressure containment structures in certain reactor configurations. This can significantly reduce nuclear plant capital costs and simplify the engineering required for safe and reliable reactor operation.

Our Manufacturing Process

By combining a proven TRISO architecture with an industrial, manufacturing-first approach, we are positioned to produce fuel products that meet reliability, quality and traceability requirements of commercial customers (including U.S. government-authorized exports to overseas markets) and government customers. Our strategy is focused on industrial-scale production with manufacturing systems designed to support near term fuel qualification (which is the process of demonstrating that a fuel design and specification meets the performance and safety requirements for that fuel form’s specific application within a specific reactor system, as provided to us by the reactor owner/operator, after which we manufacture fuel in compliance with those specifications), and to drive longer-term cost reductions as production volumes increase.

Our TRISO fuel manufacturing platform is designed as a modular, repeatable process built around (i) controlled production units, (ii) automated inspection and monitoring, (iii) data-driven quality controls and (iv) comprehensive documentation and traceability. This modular design is intended to support consistent product quality, scalability across facilities, and compliance with applicable regulatory, security, and safety frameworks. Our processes also incorporate an in-line scrap fuel recycling loop intended to recover and reintroduce usable uranium material, improving material utilization and reducing waste. Maximizing material yield is a core operating objective, and this closed-loop approach increases effective throughput per unit of feedstock and reduces input cost, contributing to a structural cost advantage relative to manufacturing processes with higher material loss or less integrated recovery capabilities.

As a result of our modular manufacturing platform and process, we are able to support industrial scale production at our facilities, which we define as having commercialized manufacturing capability, at our existing Oak Ridge SN-0 facility and, once completed, at our other facilities that is intended for, and capable of, bulk production of TRISO fuel to be delivered to our customers that seek to fuel their reactors. This is effected using established and repeatable manufacturing processes enabling us to commercialize our TRISO fuel production activities and deliver TRISO fuel to Advanced Reactors. Further, the existing manufacturing capacity at our Oak Ridge SN-0 facility is sufficient for us to fully service the nuclear fuel demands of certain existing and prospective customers, demonstrating our ability to operate at industrial scale today. This will be further supported by our additional production capacity expected to come online at our Oak Ridge SN-TN and Idaho SN-ID facilities in the second half of 2026, and additional production capacity we intend to construct and scale at the other facilities described below. In addition, given our modular facility design and approximately one-year build and commissioning timeline per standard facility, we believe we could quickly scale further through the construction of additional production facilities on land we own in Oak Ridge, Tennessee as customer demand warrants. See also “— Expansion Strategy.”

Currently, the primary constraint on our ability to further scale production operations is obtaining the regulatory authorizations required to commission and operate additional production facilities and install incremental modular processing equipment, together with completion of associated safety reviews and operational approvals. While our existing Oak Ridge SN-0 pilot facility is authorized to possess and process meaningful quantities of enriched uranium feedstock, future capacity expansion is expected to occur principally through our other facilities. See also “— Regulatory Status of our Facilities.”

Our manufacturing sequence begins with receipt of enriched uranium oxide feedstock (or deconversion of enriched uranium hexafluoride (UF₆) as needed into uranium oxide feedstock) to be used in subsequent fabrication steps and consists of the principal stages described below, each comprising a single module that is “design frozen” and can be replicated to scale, meaning that the core process flow, equipment configuration, and facility integration across these stages has been standardized following initial development, and are not expected to require material modification for subsequent deployments. This standardization is intended to support consistent product quality, streamline regulatory and engineering requirements, and enable repeatable, parallel deployment of additional modules across facilities. We believe this approach reduces engineering complexity, shortens deployment timelines, and lowers execution risk relative to bespoke, facility-specific designs.

•        Kernel Formation — Forming the uranium oxide feedstock into high-density spherical fuel kernels with controlled geometry and material properties tailored to specifications provided to us by our customers.

•        TRISO Coating — Applying successive coating layers (including carbon and silicon carbide layers) to the fuel kernels using high-temperature coating systems to create the structural and containment architectures of the TRISO particles. We monitor the coating thickness, uniformity, and defect rates to ensure conformance with customer specifications.

•        Fuel Form Fabrication — Converting the coating particles into the customer-specified fuel form (e.g., compacts, pebbles or other geometries), including embedding particles in a matrix where required. We inspect the finished fuel forms using destructive and/or non-destructive methods, as appropriate and required by the final fuel form specification.

•        Characterization and Certification — Performing testing and analysis throughout the entire manufacturing process to verify that the fuel forms meet the intended specifications and to support quality documentation, traceability and regulatory requirements.

•        Packaging and Shipment — Packaging finished fuel forms in approved fissile material containers designed to meet applicable NRC, DOE, and/or other regulatory requirements and delivering these fuel forms to our customers.

Our Facilities

We launched our commercial journey by establishing operations at the historic K-25 Site in Oak Ridge, TN — the site of the world’s first large-scale uranium enrichment. Our Oak Ridge SN-0 facility, which is operational today, is equipped with specialized infrastructure, a workforce experienced in regulated nuclear operations, and an operating environment with deep institutional familiarity with nuclear materials, safety, and compliance. Since beginning our operations, we are continuously looking to expand our manufacturing capabilities and facilities, and are currently completing construction and anticipate bringing our Oak Ridge SN-TN and Idaho SN-ID facilities online in the second half of 2026, both upon completion of a readiness review for each facility conducted in accordance with applicable DOE requirements. We also plan to operate an additional facility in Richland, Washington with our joint venture partner, Framatome.

Our Oak Ridge SN-0, Oak Ridge SN-TN and Idaho SN-ID facilities operate, or are anticipated to operate, under DOE authorization for the possession and processing of nuclear materials, and we intend to leverage an existing NRC license granted to our joint venture partner, Framatome, at the Richland SN-F Facility. In September 2024, Framatome, the 10 CFR Part 70 licensee for the Richland, Washington SN-F facility, submitted an NRC license amendment request to the NRC for approval to amend Framatome’s existing NRC license to permit the manufacturing of our advanced fuel products, including TRISO, at that facility. The LAR was approved by the NRC in June 2026 and the joint venture plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews. See “— Our Strategic Partnerships — Framatome.” In addition, we own additional land in Oak Ridge, Tennessee that is located in proximity to other industry participants’ sites in Tennessee and we believe could be used to construct further production facilities as demand warrants, in addition to SN-TN20. See also “Business — Expansion Strategy.”

•        Oak Ridge SN-0 Facility: Located in Oak Ridge, Tennessee, our Oak Ridge SN-0 production facility is operational today and can produce 500 kgU of finished fuel per year, based on our current process yield.

•        Oak Ridge SN-TN Facility: Located in Oak Ridge, Tennessee, our Oak Ridge SN-TN production facility is currently under construction and is anticipated to come online in the second half of 2026. While it is currently slated to produce 1 MTU of finished fuel per year, once operational, SN-TN’s footprint is designed for seamless scaling, allowing for a potential throughput capacity of 2.5 MTU per year without requiring additional land.

•        Idaho SN-ID Facility: Located in Idaho Falls, Idaho, SN-ID has been designed to be a carbon copy of our Oak Ridge SN-TN facility, mirroring the 1 MTU anticipated initial capacity at Oak Ridge SN-TN with the same 2.5 MTU peak throughput capacity potential based on our current process yield. We intend to operate our Idaho Facility on DOE land pursuant to a long-term lease, which allows us to plug directly into the DOE contracting complex and provide streamlined nuclear fuel support for the DOE, Department of War, NASA, and other critical government missions. The Idaho SN-ID production facility is currently under construction and we expect it to come online in the second half of 2026.

•        Richland SN-F Facility: We have formed Standard Nuclear × Framatome LLC, a joint venture with Framatome. The SN Framatome JV will establish a facility for the manufacture of TRISO fuel particles and other TRISO-based fuel forms, which will be located at Framatome’s existing nuclear fuel manufacturing facility in Richland, Washington. We believe the Richland SN-F Facility will benefit from our modular equipment and would initially be scalable to up to 2.5 MTU, and can be enabled to establish up to a peak 20 MTU, of throughput capacity potential based on our current process yield, while leveraging Framatome’s decades of experience in light-water reactor fuel production. In addition, by utilizing Framatome’s existing infrastructure and commercial relationships, Standard Nuclear × Framatome LLC can help integrate Standard Nuclear into an established global value chain. The joint venture plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews.

•        Oak Ridge SN-TN20 Facility: We are also planning our additional Oak Ridge SN-TN20 facility in Oak Ridge, Tennessee, which we intend to enable with our modular equipment to establish an additional 20 MTU of production capacity. While construction has not yet begun, we have acquired the land on which we intend to build the SN-TN20 facility. Once construction is complete, we expect to install and commission production modules on a phased basis, progressively increasing the facility’s output as additional modules come online, and reaching full operational capacity thereafter.

Regulatory Status of Our Facilities

Oak Ridge SN-0 Facility

Our Oak Ridge SN-0 facility is authorized by the DOE to possess HALEU and process it into advanced nuclear fuel under its existing safety basis. The Oak Ridge SN-0 facility is operational today and supports our current commercial fuel manufacturing activities, including work under existing customer agreements and the DOE Fuel Line Pilot Program. SN-0 is a less than Hazard Category III facility. Its authorized possession limits for enriched uranium feedstock vary based on enrichment level and operating configuration, and currently permit possession of quantities sufficient to support production of approximately 0.5 MTU of TRISO fuel per year, based on our current process yield. Rather than seeking expanded authorization at the Oak Ridge SN-0 facility, our scaling strategy is to commission additional production capacity at our Oak Ridge SN-TN, Idaho SN-ID, Oak Ridge SN-TN20 and Richland SN-F facilities, each of which is described below, and potential additional facilities in the future. We may seek future modifications to the Oak Ridge SN-0 facility’s existing safety basis or other authorizations to support additional volumes or process configurations at that facility, but do not currently view any such modifications as necessary to execute our near-term operating plan.

Oak Ridge SN-TN and Idaho SN-ID Facilities

Our planned Oak Ridge SN-TN and Idaho SN-ID facilities are each anticipated to operate under DOE regulatory authority pursuant to DOE-STD-1271-2025, “Authorization Pathway for Nuclear Facilities,” which establishes the framework for the documented safety basis required to commence and sustain nuclear operations at DOE facilities. The principal milestones in this authorization process are:

•        Nuclear Safety Design Agreement (NSDA).    We have received DOE approval of an NSDA for each of the Oak Ridge SN-TN and Idaho SN-ID facilities, establishing the regulatory framework, safety design objectives and the critical milestones required to obtain final authorization to commence operations at each facility.

•        Preliminary Documented Safety Analysis (PDSA).    We have submitted a PDSA (which is documentation prepared in connection with design and construction of a new facility, that provides a reasonable basis for the preliminary conclusion that the facility can be operated safely) for each of the Oak Ridge SN-TN and Idaho SN-ID facilities, have received initial positive feedback from the DOE, and anticipate DOE approval of each PDSA in the near term, subject to the DOE’s review schedule and potential requests for additional information.

•        Documented Safety Analysis (DSA).    Following positive DOE feedback on our PDSA submissions, we are preparing the DSA (which is a formal documented analysis of how the nuclear facility can be operated safely with respect to workers, the public, and the environment, including a description of the conditions, safe boundaries, and hazard controls that provide the basis for ensuring safety) for each of the Oak Ridge SN-TN and Idaho SN-ID facilities for parallel submission to the DOE.

•        Readiness Review and Authorization to Operate.    After DOE approval of the DSA, each facility must complete a DOE-led operational readiness review before receiving authorization to commence operations. We anticipate full DOE approval of the DSAs and completion of readiness reviews for both facilities in the second half of 2026, although the timing is subject to, among other things, the DOE’s schedule, the satisfaction of the NSDA conditions and the readiness review process, as well as other factors described under “Risk Factors” elsewhere in this prospectus.

The Oak Ridge SN-TN and Idaho SN-ID facilities are each expected to be authorized as DOE Hazard Category II facilities. We expect to initially install sufficient equipment at each facility to support throughput production capacity of up to 1 MTU of TRISO fuel per year. As a DOE Hazard Category II facility, the primary constraint on future capacity expansions at these facilities is expected to be additional regulatory approvals associated with the installation and operation of incremental modular equipment and related safety reviews, rather than increases in authorized enriched uranium possession quantities. While we do have certain possession limits in place with respect to our facilities, such limits do not apply to TRISO fuel held on site in our storage containers, and we do not expect the possession limits to which our facilities are subject to be a meaningful impediment to our ability to scale our facilities and obtain appropriate regulatory approvals to produce our target throughput of TRISO fuel concurrently with receiving regulatory approval to expand our modular production capacity at any of our facilities.

Oak Ridge SN-TN20 Facility

Our planned Oak Ridge SN-TN20 facility is expected to be located on the Oak Ridge Reservation in Tennessee. We expect to initiate the formal NSDA, PDSA, DSA and readiness review process once the Oak Ridge SN-TN facility achieves authorized operations and the design basis for the Oak Ridge SN-TN20 facility has been finalized. As of the date of this prospectus, we have not initiated the formal NSDA process for the Oak Ridge SN-TN20 facility, the regulatory schedule remains subject to development and we have not yet begun construction.

Richland SN-F Facility

Our Richland SN-F facility is operated by Standard Nuclear × Framatome LLC and is located within Framatome’s existing NRC-licensed nuclear fuel cycle facility in Richland, Washington. Operations at the Richland SN-F facility are subject to NRC oversight under 10 CFR Part 70, in contrast to our DOE-jurisdictional sites.

To accommodate TRISO-based fuel production at the Richland SN-F facility, the joint venture directed Framatome to submit a license amendment request to the NRC to identify the new hazards associated with TRISO fuel production and establish corresponding safety controls. The LAR was submitted in September 2024 and was approved in June 2026, with operations at the Richland SN-F facility expected to commence in 2027 pending equipment installation, qualification activities and readiness reviews.

DOE and NRC Memorandum of Understanding

The DOE and NRC operate under a Memorandum of Understanding, currently based on Addendum No. 9 thereto, which provides a framework for coordinated oversight and streamlined transition of nuclear facilities from DOE authorization to NRC licensing if such a transition is pursued by a licensee. We may utilize this pathway in the future to transition certain DOE-jurisdictional operations to NRC oversight, including in connection with the long-term scaling of the Oak Ridge SN-TN or Oak Ridge SN-TN20 facilities. To support the potential future use of this pathway, we have engaged with the NRC for the NRC’s observation of the DOE authorization process for our Oak Ridge SN-TN and Idaho SN-ID facilities. We have not made any binding commitment to pursue an NRC transition for any DOE-jurisdictional facility and any such transition would require a separate licensing process and approvals, however, we anticipate transitioning some or all of our DOE-jurisdiction facilities to NRC licensing and oversight in the future as we continue to scale and commercialize our business.

Expansion Strategy

Our expansion strategy, “Replicate, Don’t Redesign,” emphasizes repeatable, licensed, building blocks rather than bespoke scale-ups. This strategy is intended to increase throughput by deploying our existing standardized, reliable manufacturing modules at new and existing sites, reducing technical and licensing risk. Modules can operate on independent shift schedules while sharing centralized utilities, analytical lab support and waste-management systems, enabling incremental capacity additions within an established licensing and operating framework. This architecture is designed for sustained commercial production, not pilot-scale demonstration, and our plans for our Oak Ridge, Idaho Falls and Richland facilities are part of our broader scaling strategy to target up to 40 MTU of aggregate run-rate TRISO production capacity, which we expect to achieve no earlier than 2030, unless additional demand materializes earlier and results in an acceleration of our business plan.

Despite the industry challenges outlined above under “— Industry Challenges,” we believe our path to our target of up to 40 MTU reflects a flexible approach to deploying additional capacity across our existing and planned sites. We currently expect the majority of expansion to be driven by our planned Oak Ridge SN-TN20 facility, which we expect to come online on a modular basis to up to 20 MTU of production capacity, together with continued modular expansion at the Richland SN-F Facility and build-out of other sites.

In particular, we own additional land in Oak Ridge, Tennessee that is located in proximity to other industry participants’ sites in Tennessee, which we intend to use for the construction of additional production facilities as demand warrants to achieve our scaling goals. Given our modular facility design and approximately one-year build and commissioning timeline per standard facility, this additional land provides us with the optionality to determine how best to scale to our target of up to 40 MTU of production capacity and respond to increases in customer demand by either constructing new facilities or deploying additional standardized production modules at available sites that are not yet fully utilized.

We believe we have multiple, complementary pathways to achieve our target of up to 40 MTU of aggregate run-rate TRISO production capacity, which we expect to achieve no earlier than 2030, assuming we continue to construct production facilities and install production lines at such facilities as outlined below, and additional demand does not otherwise cause an acceleration to our business plan. These pathways are not mutually exclusive, and our modular manufacturing platform is specifically designed to allow us to pursue them in parallel or to sequence expansion accordingly depending on the timing and magnitude of anticipated customer demand. The following is a summary of the principal capacity expansion opportunities that are currently planned or that we believe are available to us to achieve our target installed production capacity of up to 40 MTU based on our current business plan:

•        Existing SN-0 Facility (0.5 MTU).    As of the date of this prospectus, our Oak Ridge SN-0 facility is capable of producing up to 0.5 MTU of throughput capacity.

•        Near-Term Oak Ridge SN-TN and Idaho SN-ID Facilities (up to approximately 5.0 MTU).

•        Oak Ridge SN-TN (up to 2.5 MTU).    Our Oak Ridge SN-TN facility, which we expect to come online in the second half of 2026, is expected to have initial throughput production capacity of approximately 1 MTU, which we intend to scale to up to approximately 2.5 MTU of throughput capacity per year through the installation of additional modular production lines at the facility.

•        Idaho SN-ID (up to 2.5 MTU).    Our Idaho SN-ID facility, which we expect to come online in the second half of 2026, is expected to have initial throughput production capacity of approximately 1 MTU, which we intend to scale to up to approximately 2.5 MTU of throughput capacity per year through the installation of additional modular production lines at the facility.

•        Richland SN-F Facility (up to 20 MTU).    We believe that the Richland SN-F Facility, which will be established by our SN Framatome JV, will initially have throughput production capacity of approximately 1 MTU, be scalable to up to 2.5 MTU, and can be enabled to establish up to a peak 20 MTU of throughput capacity potential through the installation of additional modular production lines at the facility. Our SN Framatome JV plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews.

•        Oak Ridge SN-TN20 Facility (up to 20 MTU).    We are planning our Oak Ridge SN-TN20 facility in Oak Ridge, Tennessee, which we intend to enable with our modular equipment to establish up to 20 MTU of throughput production capacity. Once construction is complete, we expect to install and commission production modules on a phased basis, progressively increasing the facility’s output as additional modules come online.

•        New Facility Construction in Oak Ridge.    As of the date of this prospectus, we own approximately 48 acres of land in Oak Ridge, Tennessee. The land we own in Oak Ridge is located in proximity to other industry participants’ sites in Tennessee and we believe provides us with substantial optionality to construct new production facilities to supplement, or in place of, our anticipated capacity expansion at Oak Ridge SN-TN20 and Richland SN-F, based on the following assumptions derived from, among other things, our experience with the Oak Ridge SN-TN facility:

•        Our manufacturing facilities are purpose-built nuclear fuel fabrication plants comprised of a defined set of production modules designed for industrial-scale manufacturing. Each of these modules is based on finalized designs that are already installed and operating at our Oak Ridge SN-0 facility and are expected to be replicated without material modification in new facilities.

•        We believe a standard 12,000 square foot facility can accommodate modular production lines that support up to 2.5 MTU of throughput capacity per year. Taking into consideration our planned SN-TN20 facility, we believe we currently own land that has sufficient acreage to allow for the construction of additional TRISO fabrication facilities in Tennessee.

•        We estimate an approximately one-year build and commissioning timeline per each standard facility, subject to the procurement and delivery of any long-lead-time equipment, particularly custom thermal processing systems (furnaces).

•        The construction of a new standard facility would follow a multi-phase development process: (i) site preparation, including grading, utility connections, and foundation work; (ii) pre-engineered metal building erection; (iii) mechanical, electrical, and plumbing installation, including power distribution, cooling water, ventilation, and process gas and chemical supply systems sized to support the full modular capacity of the facility; (iv) production equipment installation, including our standardized manufacturing modules; and (v) operational readiness activities, including regulatory review and commissioning.

•        Certain phases of the process are executed concurrently, particularly long-lead equipment procurement and site development activities, in order to support overall schedule efficiency.

We believe this build cycle is replicable for future facilities we may elect to build on our additional Oak Ridge land or other land we may acquire in the future. We also expect that future facility build-outs will benefit from repeat vendor engagement and established supplier relationships developed during the construction of our SN-TN and SN-ID facilities, which we believe will reduce procurement risk and potentially shorten delivery timelines. See also “— Assumptions Underlying Target Installed Production Capacity” and “— Modular Scaling of Capacity.”

•        Process Yield Improvements.    Our current production capacity targets are based on the anticipated throughput capacity at any given facility, which is based on the current process yield from our manufacturing processes, which was 63.3% as of March 31, 2026. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.” If we are able to improve our process yield over time, it could also increase our effective throughput capacity at our planned and potential facilities beyond the levels assumed in our current capacity targets without requiring additional production lines or facility construction. While we do not assume any potential process yield improvements in our target of achieving up to 40 MTU of throughput capacity, any such improvements would be expected to provide incremental additional capacity and enhance our ability to meet customer demand.

Collectively, the capacity levers described above represent our anticipated path to up to 40 MTU of throughout production capacity, which we expect to achieve no earlier than 2030, assuming we continue to complete and/or expand current planned facilities or construct additional production facilities as outlined above, and additional demand does not otherwise cause an acceleration to our business plan. Our modular approach is designed to allow us to deploy capacity incrementally in response to customer demand and market conditions, and to select the combination of capacity expansion opportunities that we believe will be most effective and capital-efficient at any given time.

The target production capacity numbers described above reflect management’s current expectations based on anticipated customer demand and projected deployment timelines. No assurance can be given that we will achieve this target production capacity in the manner described above or at all. This target is subject to change based on the timing, scale, and certainty of customer reactor deployments, contract execution, regulatory approvals, and other factors. We do not intend to construct or invest in additional production capacity unless and until it is supported by anticipated customer demand or contractual commitments. See “Risk Factors — Risks Related to Our Business and Industry — The target production capacity figures and certain other figures included in this prospectus are based on a number of assumptions, and may not reflect our actual future performance” for further information.

Assumptions Underlying Target Installed Production Capacity

Our target installed production capacity forecast above is presented in MTU per year and reflects our anticipated production model, under which each production line within a given facility is expected to produce approximately 1 MTU of TRISO fuel per year, based on our current process yield. Each standard facility is expected to be able to accommodate approximately 2.5 production lines, representing approximately 2.5 MTU of annual throughput capacity per facility. In addition, we believe our modular facility and production design, under which production capacity can be expanded by adding incremental production lines within a given facility footprint, will allow us to establish additional facilities in the future, such as our planned Oak Ridge SN-TN20 facility, with targeted annual production capacity of up to 20 MTU, and to potentially scale our Richland SN-F facility to up to 20 MTU of peak throughput capacity potential based on our current process yield, or to quickly scale further through the construction of additional facilities on the land we own in Oak Ridge, Tennessee or otherwise.

We estimate an approximately one-year build and commissioning timeline per each standard facility, based on management’s experience with the design and in-progress buildout of our Oak Ridge SN-TN and Idaho SN-ID facilities. For example, with respect to the Oak Ridge SN-TN facility, meaningful spending commenced in August 2025 and facility completion is targeted for the second half of 2026, encompassing site and design work, long-lead-time equipment procurement, site preparation, pre-engineered metal building erection, mechanical, electrical and plumbing installation, equipment installation, and operational readiness activities. Management expects long-lead-time production equipment, particularly furnaces, to be a key driver of the timeline for new capacity expansion, with lead times of approximately 9 to 12 months for larger furnace orders, while other major facility equipment, including HVAC, exhaust, cooling, power and monitoring systems, have historically had shorter procurement timelines. Management’s expectations also assume that future facility build-outs will benefit from repeat facility design, repeat vendor engagement, and modular production-line replication, which management believes will reduce design uncertainty relative to FOAK construction.

We expect that we are currently fully funded to support the buildout of aggregate production capacity of up to approximately 8 MTU of throughput capacity per year across our SN-0, SN-TN, SN-ID and SN-F facilities. While construction has not yet begun, we have acquired the land on which we intend to build the SN-TN20 facility, with production capacity expected to scale and come online at the site on a modular basis once construction has commenced. We also own additional land in Oak Ridge, Tennessee, which provides us with the option to construct additional production facilities at our Tennessee headquarters as demand warrants. However, the pace at which we invest in and expand additional production capacity at our existing and future facilities will depend on, among other things, customer demand for TRISO fuel. While we believe demand for TRISO fuel will be robust, if demand does not grow at the rate anticipated, or if we do not expand our customer base or increase the amount of fuel purchased by our current customers, our modular production line design would allow us to pause or stagger our buildout over additional years as management feels may be appropriate to ensure we are meeting the needs of the market.

Our actual installed production capacity will depend on a number of variables including, among other things, the timing of customer demand, the timing and outcome of required regulatory approvals, our ability to commission and qualify production lines on schedule, and the availability of long-lead-time equipment, as well as other factors described under “Risk Factors.” See also “— Regulatory Status of Our Facilities.”

Modular Scaling of Capacity

Historical Scaling of SN-TN

Our approach to scaling the production of our Oak Ridge SN-TN facility is informed by our recent buildout of our Oak Ridge SN-TN facility, which serves as our reference point for construction costs, project timelines, supplier relationships, and execution considerations.

Our Oak Ridge SN-TN facility is under DOE authorization and comprises approximately 12,000 square feet and is designed to accommodate sufficient manufacturing modules to support up to 2.5 MTU of throughput capacity per year. Upon initial commissioning, our Oak Ridge SN-TN facility is equipped with manufacturing modules sufficient to produce approximately 1 MTU of throughput capacity per year. The facility has been constructed with auxiliary systems and utilities, including power distribution, cooling water, ventilation, and process gas and chemical supply, sized to support the installation of additional manufacturing modules in the future. Subject to regulatory approvals, capital availability, and operational considerations, this modular configuration is intended to allow us to expand throughput production capacity up to the facility’s designed maximum of approximately 2.5 MTU per year based on our current process yield.

Historical Cadence and Cost

As of March 31, 2026, total anticipated capital expenditures for our Oak Ridge SN-TN facility were approximately $11.9 million, of which approximately $7.2 million had been paid since first spend in mid-2025. These committed expenditures relate to production equipment, facility systems, construction activities, regulatory licensing, and engineering services.

Our Oak Ridge SN-TN facility is expected to commence operations in the second half of 2026, following the initiation of major procurement and construction activities in mid-2025. This schedule reflects a coordinated execution approach, including overlapping site preparation, building construction, and equipment procurement activities.

Build Time and Supply Chain Dependencies

The Oak Ridge SN-TN facility buildout reflects a multi-phase development process, including site preparation, building construction, mechanical, electrical and plumbing installation, and production equipment installation. Certain phases of the project are executed concurrently, particularly long-lead equipment procurement and site development activities, in order to support overall schedule efficiency.

We rely on a limited number of specialized suppliers for selected critical production and monitoring systems, including thermal processing equipment, automation and control systems, and radiation monitoring infrastructure. While these specialized systems may be sourced from more than one supplier, and we are not dependent on any single supplier for all such systems, these suppliers are integral to both the initial deployment of our Oak Ridge SN-TN facility and our ability to scale production capacity in the future.

Long Lead-Time Items

A significant portion of our Oak Ridge SN-TN facility build timeline is driven by the procurement and delivery of long-lead-time equipment, particularly custom manufacturing systems. For example, the primary furnace systems for our Oak Ridge SN-TN facility were ordered in July 2025 and had an estimated delivery lead time of under ten months from the order date. Deployment of a greater number of such furnace systems, including for production capacities exceeding the initial phase of our Oak Ridge SN-TN facility (for example, scaling up to an additional 20 MTU of production capacity at SN-TN20 beyond the first 2.5 MTU of throughput capacity at SN-TN), is expected to require additional lead time for manufacturing and delivery.

Other critical systems, including automation and control equipment and radiation monitoring systems, have estimated lead times ranging from approximately six to twelve months. As a result, procurement decisions for these systems must be made well in advance of facility completion, which may require us to commit capital significantly in advance of generating revenue from facility operations.

Licensing and Capacity

Our Oak Ridge SN-TN facility operates within a broader licensing and regulatory framework applicable to our operations at our Oak Ridge, Tennessee site. This framework includes technology licensing arrangements, nuclear and non-nuclear regulatory approvals, and site- and facility-specific permits. We have obtained the licenses and regulatory approvals we believe are necessary to support our planned near-term operations at the Oak Ridge site and are in the process of pursuing additional authorizations intended to support future increases in production capacity.

We expect that we are currently fully funded to support aggregate production capacity of up to approximately 8 MTU per year across our SN-0, SN-TN, SN-ID and SN-F facilities. The timing, scope, and ultimate attainment of this capacity expansion remain subject to applicable regulatory approval processes, including nuclear materials licensing and authorizations from the DOE with respect to our Oak Ridge SN-TN and Idaho SN-ID facilities. These regulatory processes may vary by site and facility and may involve additional review periods, conditions, or requirements that could extend development timelines or constrain our ability to expand production capacity as planned.

Our Business Model

Our business model is designed as a reactor-agnostic, pure-play manufacturing platform. This approach allows us to supply fuel across a broad range of next-generation reactor designs without exposure to the capital intensity, or technology-specific risks associated with owning or operating nuclear generation assets.

We believe our flexibility positions us as a critical supply-chain participant in the commercialization of advanced nuclear technologies. However, our business model remains subject to the same development-stage and supply-chain uncertainties that affect the broader Advanced Reactor ecosystem. Our customers’ SMR and microreactor programs may not commercialize on the timelines we expect, if at all, and our ability to execute long-term fuel supply arrangements, and to obtain our anticipated pricing for such arrangements, depends on customers obtaining reactor approvals, finalizing fuel specifications, securing financing and obtaining and delivering enriched uranium feedstock, including HALEU, to us that meets applicable requirements. If these conditions are delayed or do not occur, our fuel demand, production utilization, unit economics, revenue timing and ability to expand capacity could be materially adversely affected. See also “— Industry Challenges.”

TRISO Fuel Pricing Expectations

Based on the factors set forth below, we expect initial pricing of our TRISO fuel and our ability to generate revenue to reflect current market conditions, including limited supply availability, our anticipated initial market share of nuclear fuel manufacturing, and expectations regarding nuclear fuel’s overall market share in the domestic fuel market.

While the ultimate price will depend on market conditions at the time our facilities come online, our current customer order book reflects assumed TRISO pricing of approximately $50.0 – 80.0 million per MTU. Management’s analysis, informed by contracted customer agreements and those in negotiation, expected inputs and operating costs, and publicly available disclosures relating to anticipated TRISO-fueled projects from the DOE and other industry participants, is that TRISO pricing per MTU will compress as additional TRISO fabrication capacity comes online from other suppliers.

In establishing our TRISO fuel pricing assumptions, we took into account our existing customer agreements, as well as comparable competitors’ pricing models.

•        Existing customer agreements.    Our expectations for future TRISO fuel pricing are informed, in part, by our negotiations with prospective customers and the commitments contained in customer agreements entered into as of the date of this prospectus, including in connection with our total contract backlog of up to $245 million and our pipeline of $986 million in potential additional prospective fuel order opportunities (that we expect to be available either directly to us or through our joint venture with Framatome), which provide us with visibility into potential per-MTU pricing terms that customers are prepared to accept for delivery between 2026 through 2030. See also “Our Competitive Strengths – Strong Backlog Visibility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators.”

•        Competitor and comparable program pricing.    Management has analyzed publicly disclosed contract awards associated with TRISO-related fuel development conducted through Idaho National Laboratory (“INL”), including an approximately $37 million award announced in June 2022 in connection with the Project Pele program. Based on management’s estimate of a prototype core size on the order of approximately 200 kilograms of uranium (0.2 MTU), such contract value would imply a normalized cost on the order of approximately $185 million per MTU. Management has also considered total publicly disclosed program-level expenditures for Project Pele, of which the $37 million award forms a part, including an approximately $300 million cost-type contract awarded by the Department of Defense’s Strategic Capabilities Office. When normalized over estimated prototype core fuel quantities, such total program-level expenditures would imply costs significantly in excess of our anticipated TRISO fuel pricing range; however, we believe such values reflect fully burdened FOAK system-level costs, including engineering, fabrication, testing and program management, and we do not believe they are representative of standalone fuel pricing. Management believes that such costs are likely to decline over time with scale, learning effects and repeat production, and therefore are not representative of expected pricing for subsequent cores or commercial-scale supply.

Our assumed pricing is also informed by the relationship between the estimated market sale price and the underlying cost structure required to fabricate TRISO fuel at scale, and in particular direct production costs and indirect operating costs, each of which is discussed further below.

•        Direct Costs.    Direct costs represent ongoing, fixed expenses for TRISO production, including direct production labor, consumables, utilities, and facility overhead.

•        Indirect Costs.    Indirect costs represent indirect operating costs related to TRISO fabrication, including facilities, administrative expenses, licenses and other expenses.

The estimates described above represent management’s current judgment of the prospective initial market sale price for our TRISO fuel and our realized prices on any particular transaction may differ from this range, in some cases materially. Realized prices and our ability to achieve any sales at a particular price are subject to a number of factors including pricing pressure from customers, competitor entry, scaling and yield outcomes and regulatory developments, as well as other factors described under “Risk Factors” elsewhere in this prospectus.

Our Customers

Our existing customer base as of the date of this prospectus spans two principal categories:

•        Developers of Advanced Reactors designing SMRs and microreactors that require TRISO fuel. Engagements often begin with Fuel Development Agreements (e.g., consulting, testing, and sample production) and progress to Fuel Sales Agreements for metric tons of fuel. Our Fuel Sales Agreements typically include related non-refundable customer deposits made well in advance of fuel delivery, as well as milestone payment obligations for our customers.

•        Federal agencies pursuing HALEU-fueled demonstration reactors and mobile microreactor systems, including mission deployments (e.g., space power and forward operating deployments). These contracts often involve specialized fuel development and long-term production commitments.

Consistent with the legacy nuclear fuel procurement dynamics for the operating U.S. nuclear reactor fleet, we believe project owners and operators will be the eventual long-term counterparties for fuel contracts. This may include utilities, independent power producers, government agencies and other qualified independent reactor owner-operators.

Our Competitive Strengths

Our key competitive strengths include:

1.      U.S.’s Only Industrial-Scale Advanced Nuclear Fuel Company

We believe we are the only company in the United States with industrial-scale TRISO fuel fabrication capabilities to date. While certain of our competitors have existing TRISO manufacturing technology and operate facilities that are currently capable of receiving enriched uranium feedstock and manufacturing TRISO fuel, we believe we are the only company in the United States with industrial-scale TRISO fuel fabrication facilities, based on our existing installed TRISO fuel production capacity, as well as our modular, scalable manufacturing process, which provides us with the ability to, and through which we plan to, meaningfully scale our output capacity of TRISO fuel in the future. Our Oak Ridge SN-0 facility is operational today and our Oak Ridge SN-TN and Idaho SN-ID facilities, once operational, will operate under DOE authorization alongside our Oak Ridge SN-0 facility. In addition, the Richland SN-F Facility will operate under NRC authorization pursuant to our joint venture with Framatome. In contrast to facilities that are solely able to produce TRISO fuel for R&D or reactor demonstration purposes, the equipment at our existing Oak Ridge SN-0 facility and, once completed, at our other facilities, is intended for, and capable of, bulk production of TRISO fuel to be delivered to our customers that seek to fuel their reactors. This is effected using established and repeatable manufacturing processes enabling us to commercialize our TRISO fuel production activities and deliver TRISO fuel to Advanced Reactors. Once all of our initial facilities are operational, based on our assumptions that each TRISO production line is constructed, online, and operating at intended production capacity, we expect the combined initial run-rate annual throughput capacity of our SN-0, SN-TN, SN-ID and SN-F facilities will be 3.5 MTU of TRISO fuel (0.5 MTU, 1.0 MTU, 1.0 MTU and 1.0 MTU respectively), sufficient to support roughly 5,600 GWh of thermal energy output from Advanced Reactors, with capacity further scaling to up to 8 MTU upon the modular expansion of our SN-TN, SN-ID and SN-F facilities to up to 2.5 MTU of throughput production capacity each, and target scalability of up to 40 MTU of aggregate run-rate production capacity through our planned SN-TN20 facility, prospective continued modular expansion of capacity at SN-F and through the construction of other potential facilities as demand warrants. For example, we own land in Oak Ridge, Tennessee that is located in proximity to other industry participants’ sites in Tennessee and we believe could be used to construct further production facilities, in addition to SN-TN20.

2.      Technology-Agnostic Approach Driving Large and Growing TAM and SAM

We operate a technology-agnostic advanced nuclear fuel manufacturing model that allows us to serve customers utilizing various reactor designs, rather than being vertically integrated with a single proprietary reactor design.

By decoupling fuel fabrication from reactor ownership, we can operate as an independent advanced fuel supplier, aligning commercial and operational incentives with reactor vendor and plant operator customers, avoiding the conflict of interest commonly associated with vertically integrated fuel-reactor models.

By serving multiple reactor developers across different designs and deployment timelines, we reduce reliance on any single reactor program and can benefit from a diversified customer portfolio, reducing customer concentration risk and smoothing demand.

In addition, through our experience and expertise with the nuclear fuel cycle, we believe additional opportunities may be available in the future for advanced nuclear fuel and feedstock processing, containers for fissile material transport, and shipping logistics, among other things.

We also estimate TAM of approximately 11.5 GWe per year of TRISO fuel for advanced reactor deployments by 2035. This estimate is informed by the Wood Mackenzie Report, which projects “mid-case” cumulative TRISO fuel demand of approximately 7.0 GWe by 2035 and “high case” cumulative TRISO fuel demand of approximately 27.5 GWe by 2035. The Wood Mackenzie “mid-case” assumes that (i) government initiatives effectively support HALEU supply and streamlined licensing, (ii) FOAK demonstrations and deployments are largely successful and drive NOAK learning curves, and (iii) supply chain and workforce capacity scale with demand. The Wood Mackenzie “high-case” assumes that (i) government initiatives have an even more accelerated effect on private sector adoption and unlock abundant HALEU supply, (ii) the first wave of reactor demonstrations and FOAK deployments are almost all successful and drive rapid NOAK learning curves, accelerating adoption even in cost sensitive and technologically conservative segments like utilities and industrials, and (iii) TRISO-based reactors begin to out-compete alternative platforms.

Our TAM estimate of 11.5 GWe reflects management’s belief that demand for TRISO fuel in 2035 will exceed the Wood Mackenzie “mid-case” but remain significantly beneath Wood Mackenzie’s “high-case” demand. Management’s perspective is driven by, among other things, management’s assessment of the likelihood of certain publicly disclosed reactor development programs reaching completion on the timelines projected by the reactor developers. In particular, based on management’s industry expertise and discussions with a wide range of nuclear reactor developers and project owners, management placed a greater weighting on the likelihood of certain such publicly announced reactor projects achieving commercial deployment on a timely basis than the Wood Mackenzie “mid-case,” which management estimates would result in higher anticipated aggregate TRISO fuel demand by 2035 than is reflected in the Wood Mackenzie mid-case assessment.

In contrast, in the period from the date of this prospectus through 2030, consistent with the Wood Mackenzie mid-case, we estimate annual TRISO fuel demand associated with Advanced Reactors will reach approximately 1.5 GWe, resulting in estimated cumulative demand of approximately 3.2 GWe over the period from 2026 through 2030 as reactors are phased onto the grid. Applying our assumption of TRISO fuel pricing at approximately $50 – $80 million per MTU and approximately 16 MTU of TRISO fuel per GWe, based on the blended average fuel requirement across the mix of Advanced Reactor types management expects to be deployed at that time, we believe our cumulative dollar-denominated TAM through 2030 will be over $4 billion.

Furthermore, we estimate our cumulative SAM opportunity to be approximately $3.2 billion, representing approximately three quarters of the estimated TAM through 2030. The SAM reflects management’s assumptions as to the prospective market opportunity that may be available to us, taking into account our current and anticipated manufacturing capabilities, participation in key fuel qualification programs, and ongoing commercial engagement with reactor developers and project owners, as well as management’s assessment that, in a near-term market with initially limited supply availability and limited competition from other industry participants able to deliver TRISO fuel at scale, we could have the opportunity to service a substantial portion of the total available market opportunity for TRISO fuel, as balanced by management’s expectations relating to both our and prospective competitors’ ability to scale during this period to pursue the TAM opportunity. The $3.2 billion SAM estimate includes the potential fuel orders and contract backlog described below and should not be viewed as incremental to those amounts. See also “Industry and Market Opportunity” for more information.

The TAM and SAM estimates represent management’s assessment of the market opportunity that may be available to our business and are not a forecast of revenue or a representation that we will achieve any particular level of market share. We are an early-stage company with limited historical revenue, and there can be no assurance that the Advanced Reactor market will develop at the pace or scale reflected in these estimates, or that we will be able to capture the share of addressable demand contemplated by our SAM analysis.

3.      Specialization in TRISO, a Highly Configurable Fuel That Can Enable the Nuclear Renaissance

We are primarily focused on TRISO fuel due to its inherent robustness and fuel-level containment characteristics, which support simplified reactor designs, passive safety performance and predictable operation.

TRISO fuel incorporates multiple concentric containment layers, designed to retain fission product under high temperatures and a wide range of operating conditions. These fuel-level characteristics provide intrinsic performance and safety benefits that reduce or eliminate the need for reliance on complex and active safety systems at the reactor level, which are typically needed for conventional light-water reactors.

The DOE describes TRISO fuel as the “most robust nuclear fuel on Earth,” noting that TRISO particles are more stable than traditional nuclear fuels and cannot melt under non-normal operating conditions.

These attributes are designed to translate to enhanced overall safety, lower capital intensity, reduced construction risk and improved schedule certainty relative to more system-dependent fuel technologies.

4.      Competitive Intellectual Property Moat Built for Scalability

We retain ownership of our proprietary manufacturing processes, quality systems and operational know-how required to produce the TRISO-based fuels that meet our customers’ unique specifications, including the final attributes and characteristics of the fuel products we deliver. Each step of our manufacturing process is protected by our intellectual property or other proprietary rights, which we believe gives us a competitive advantage over other companies that may rely on third-party input or licenses. While our customers define the specifications for the final fuel products they receive (the ‘what’), we retain ownership of the underlying manufacturing methodologies, proprietary processes, and technical know-how (the ‘how’) utilized to arrive at those specifications.

This differentiation is based less on any one or more standalone patents and more on our process expertise, including equipment configuration, process control and monitoring parameters, quality assurance methodologies and manufacturing expertise accumulated over repeated production cycles.

Our competitive advantage is driven by our accumulated manufacturing experience, process control expertise and regulatory qualifications embedded in our platform, which we believe are hard to replicate and can improve with scale.

We expect this approach to reduce customer capital and execution risk while potentially creating high switching costs and durable differentiation as the nuclear industry evolves.

5.      Purpose-Built, Efficient Operational Facilities

Our facilities are purpose-built for advanced nuclear fuel manufacturing, with an emphasis on centralized process control, regulatory rigor and scalable operations. We have invested in specialized equipment, integrated quality systems, and experienced operating teams to support repeatable production, continuous improvement and consistent performance as volume increases. We believe this disciplined, infrastructure-oriented approach positions our facilities at the leading edge of advanced nuclear fuel manufacturing and will support the market as it transitions into commercial deployments.

We have been deliberate about leaving the laboratory setting and operating at industrial scale, by leveraging our initial R&D activities to develop modular equipment and repeatable manufacturing processes that are intended to support consistent product quality and be scalable across facilities in compliance with applicable regulatory, security, and safety frameworks, allowing us to commercialize our manufacturing capability in a manner designed for sustained, high-throughput output and scalable expansion. This head start has also allowed us to internalize critical lessons and refine risk-mitigation strategies that only come from real-world, high-volume production operations.

6.      Strong Backlog Visibility

We benefit from enhanced visibility into our customer pipeline due to long lead times and the technical specificity associated with our customers’ fuel requests. This visibility is further enhanced by our value proposition as the only independent advanced fuel supplier that is currently able to operate at-scale, ensuring trust and alignment with our customers, and enables a head start on any future competition. Fuel specifications are typically defined early in the reactor development process and require close coordination, resulting in structured commercial arrangements that may include Fuel Development Agreements and Fuel Sales Agreements that are often entered into well in advance of fuel delivery.

Our Fuel Development Agreements are customer-funded development arrangements under which we collaborate with customers to define reactor-specific fuel requirements and perform development activities to enable production of fuel that meets a customer’s fuel specifications. The arrangements may include consulting, testing, and production of surrogate fuel and typically run six to twelve months, establishing technical baselines and commercial terms for future production. These development efforts allow us to establish and validate the process parameters and key manufacturing inputs necessary to reliably meet the customer’s specifications at scale.

Our Fuel Sales Agreement structure requires upfront customer deposit payments upon order, and milestone-based payments tied to production progress and payments for work performed to date, subject to minimum payment provisions, in the event of early termination. Under this structure, customers commit to provide deposits in advance of executing a definitive Fuel Sales Agreement and express intent to purchase specified quantities of fuel, with such deposits generally credited toward future fuel purchases. These deposits may become non-refundable upon achievement of agreed milestones and, in certain cases, may be retained by us if a customer elects not to proceed with a definitive Fuel Sales Agreement. However, delivery of fuel remains contingent upon execution of such definitive agreements. These payments provide visibility into customer demand and support production planning and capacity allocation. We believe this commercial structure supports disciplined capacity planning and reduces demand uncertainty.

As of the date of this prospectus, we are in the process of negotiating contracts for approximately $986 million in potential additional prospective fuel order opportunities, which we refer to as our “qualified pipeline.” Our qualified pipeline represents vetted potential sales opportunities which are not yet subject to executed agreements, represent non-binding indications of interest and remain subject to negotiation of commercial terms and other conditions. This also includes vetted potential sales opportunities that would be serviced through our joint venture with Framatome, if definitive agreements are entered into. We make no assurance that any agreements with parties in our qualified pipeline will be entered into on the terms we anticipate or at all. See “Risk Factors.”

Additionally, as of the date of this prospectus, we have up to $245 million total contract backlog, reflecting $65 million of funded backlog, $157 million of purchase options associated with executed contracts and $23 million of contingent unfunded backlog, each as described below. Collectively, our total contract backlog reflects amounts due under certain Fuel Development Agreements and Fuel Sales Agreements, together with our customers’ aggregate minimum order commitments, contractually granted purchase options and intent-to-purchase amounts in connection with existing customer deposit arrangements.

Approximately $65 million of our contract backlog, which we refer to as our “funded” backlog, relates to executed Fuel Development Agreements and binding commitments for fuel delivery.

Approximately $157 million of our contract backlog, which we refer to as “purchase options under executed contracts,” represents the dollar value of contractually granted but unexercised customer options to purchase additional fuel under existing agreements, including extension options, follow-on purchase rights, and volume options at predetermined or formula-based pricing. We use this metric to assess potential incremental demand from our existing customer base and to inform our capacity planning, though option exercise is at the sole discretion of the counterparty and there can be no assurance that any such option will be exercised or result in revenue. Option values are not reflected in our financial statements until exercised and converted to funded backlog.

The remaining $23 million of this backlog, which we refer to as our “unfunded” backlog, relates to arrangements that are contingent upon the execution of definitive Fuel Sales Agreements (or, in certain cases, definitive Fuel Development Agreements) and do not yet constitute binding commitments for fuel delivery. We use this metric as a distinction from contracted funded backlog to assess the breadth of prospective demand and to inform our capacity expansion planning, though these unfunded opportunities are not reflected in our financial statements and there can be no assurance that any such opportunity will result in a binding agreement or revenue. The contingent portion of the backlog primarily relates to offtake, capacity reservation or similar arrangements pursuant to which customers have made deposits or otherwise reserved or expressed an intent to purchase future TRISO fuel supply, but which remain subject to negotiation and execution of definitive agreements and are subject to various conditions, including customer performance and our ability to meet contractual and regulatory requirements, and therefore may not ultimately be realized as revenue.

Our approximately $986 million of qualified pipeline is not inclusive of our total contract backlog of up to $245 million.

Below is a table detailing our qualified pipeline and total contract backlog:

	Value ($mm)	Description
Qualified pipeline	986	Potential fuel orders under negotiation either directly through Standard Nuclear or via our joint venture with Framatome.
Total Contract Backlog	245	Represents funded backlog, purchase options under executed contracts and unfunded backlog, each as detailed below.
Funded	65	Represents contracted fuel sales under binding commitments or agreements with firm delivery obligations, which provides direct visibility into near-term revenue.
Purchase Option under Executed Contracts	157

Represents the dollar value of contractually granted but unexercised customer options to purchase additional fuel under existing agreements, including extension options, follow-on purchase rights, and volume options at predetermined or formula-based pricing.

Unfunded	23	Represents the dollar value of intended fuel sales under memoranda of understanding, non-binding framework agreements or term sheets, and letters of intent.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators” for additional information.

7.      Significant Government Support

We participate in U.S. government initiatives designed to strengthen the domestic advanced nuclear fuel supply chain. We were selected by the DOE as the first recipient of the Fuel Line Pilot Program contract to support the development and operation of TRISO fuel fabrication capabilities, and we have entered into the OTA as a prime contractor to the DOE. We believe participation in these programs reflects our alignment with U.S. domestic energy policy and security priorities and supports the development and operation of TRISO fuel fabrication capabilities, including scale up and readiness for commercial deployment.

Our customers also include other U.S. government agencies (e.g., NASA), other DOE prime contractors, and national defense programs, who we support through the development and supply of advanced nuclear fuels required to power critical infrastructure both on Earth and in space, informing the future of our energy independence and national security.

8.      World-Class Management Team

Our management team brings significant execution-oriented experience and extensive track record in advanced nuclear fuel and infrastructure development and manufacturing which helps us reduce technical and operational risk at scale. Our leadership and technical staff include engineers and operators with prior experience in nuclear fuel fabrication, materials science, manufacturing scale-up and engagement with U.S. government agencies and national laboratories.

Unlike competitors where teams are focused on both reactor design and research, our workforce is oriented toward building, deploying and producing nuclear fuel cycle facilities and infrastructure at industrial scale.

Our Strategic Partnerships

Department of Energy Partnership

Pilot Program

In August 2025, the DOE announced Standard Nuclear as the first U.S. company selected under its newly established Fuel Line Pilot Program, marking the first pilot project for advanced nuclear fuel lines, and we entered into the OTA as a prime contractor to the DOE in September 2025 to build, operate, and commission advanced fuel fabrication facilities at our Oak Ridge Facilities and Idaho Facility. The DOE stated that this initiative was issued in accordance with President Trump’s Executive Order Deploying Advanced Nuclear Reactors for National Security and is designed to strengthen domestic nuclear fuel supply chains and “help eliminate America’s reliance on foreign sources of enriched uranium and critical materials,” while enabling private-sector investment in U.S. nuclear energy development.

Additionally, the DOE fuel line pilot program directly supports DOE’s Reactor Pilot Program, which aims to have at least three advanced reactor designs achieve criticality by July 4, 2026, and both pilot programs advance the implementation of executive orders designed to reform reactor testing and deploy nuclear technologies for national security.

In parallel, the DOE’s Loan Programs Office has signaled support for domestic nuclear manufacturing under its Title XVII authority, reflecting a policy emphasis on rebuilding U.S. nuclear supply-chain infrastructure. The Department of War is also advancing microreactor demonstration and deployment programs, including initiatives at Idaho National Laboratory, further reinforcing demand for qualified advanced nuclear fuel.

Surplus Plutonium Utilization Program

In June 2026, we were selected by the DOE for advanced negotiations under the Surplus Plutonium Utilization Program, which was established in accordance with President Trump’s Executive Order Reinvigorating the Nuclear Industrial Base. The program aims to demonstrate disposition through use by making designated surplus plutonium material available to industry participants and enabling the conversion of those materials into fuel for advanced nuclear reactors. Plutonium is an energy-dense feedstock that is expected to be well-suited for safe, productive consumption as advanced nuclear fuel. As the only participant in the Surplus Plutonium Utilization Program without a proprietary reactor program, we intend to fabricate plutonium-based TRISO fuel as an independent supplier to any advanced reactor developer seeking to utilize this material. As of the date of this prospectus, we have not yet commenced any activities under the Surplus Plutonium Utilization Program.

Our participation in the program does not obligate us to any operations relating to the program and there can be no assurance that our participation in the program will generate revenue.

Framatome Joint Venture

We have formed a joint venture with Framatome, organized as a Delaware limited liability company under the name “Standard Nuclear × Framatome LLC”, the purpose of which is to manufacture and bring advanced fuel products, including TRISO fuel particles and other TRISO-based fuel forms, to market. The SN Framatome JV plans to utilize Framatome’s existing Richland, Washington nuclear fuel manufacturing facility, which has been approved by the NRC to allow the manufacture of TRISO fuel by the joint venture pursuant to an amendment to the NRC 10 CFR Part 70 license for such facility. The LAR for such license was submitted to the NRC in September 2024 and approved by the NRC in June 2026. The Richland SN-F Facility will benefit from our modular equipment while leveraging Framatome’s decades of experience in light-water reactor fuel production. By utilizing Framatome’s existing infrastructure and commercial relationships, the SN Framatome JV can help integrate Standard Nuclear into an established global value chain.

Standard Nuclear holds a 66.667% percentage interest in the SN Framatome JV and Framatome holds a 33.333% percentage interest in the SN Framatome JV, with profits being distributed to us and Framatome proportionately based on such interests. The SN Framatome JV currently has no employees and is expected to operate through service agreements with both us and Framatome, pursuant to which each member will provide certain agreed services to the SN Framatome JV. Framatome’s services are expected to cover, among other things, facility operations, environmental health and safety, regulatory compliance, manufacturing labor, and material storage at the Richland SN-F Facility. Standard Nuclear’s services are expected to cover, among other things, process engineering, manufacturing equipment maintenance, product quality engineering, and procurement of specialized chemicals and materials for advanced fuel process manufacturing.

The business and affairs of the SN Framatome JV are managed by the JV Board, which is composed of three directors appointed by us and three directors appointed by Framatome. Actions to be taken by the six member JV Board typically require approval of a simple majority of directors. However, certain special matters require the approval of all directors then in office, including entry into loan agreements or similar borrowing arrangements, the admission of new members or changes in percentage interests, and the purchase or sale of real estate or assets necessary for the SN Framatome JV’s purpose.

The SN Framatome JV is also subject to ongoing oversight by CFIUS pursuant to a NSA. Among other things, the NSA subjects Framatome, the Company and the SN Framatome JV to restrictions and oversight related to the receipt, storage, processing, and distribution of our proprietary information related to the design or fabrication of TRISO particles and TRISO-based fuel forms that is shared with the joint venture.

Oklo Partnership

On April 13, 2026, we entered into a non-binding memorandum of understanding with Oklo Inc., an advanced nuclear technology company, to explore commercial collaboration on nuclear fuel recycling and advanced fuel manufacturing. The MOU aligns with recent White House executive orders aimed at accelerating U.S. nuclear energy deployment and establishing domestic supplies of critical nuclear materials and fuel. Under the MOU, the collaboration would focus on the supply of reprocessed uranium and uranium-transuranic material streams from used nuclear fuel, which could serve as feedstock for our TRISO fuel manufacturing.

In addition, the MOU establishes a framework for the companies to collaboratively explore the responsible use of U.S. surplus plutonium for advanced reactor fuel, following both companies’ selection by the DOE for advanced negotiations under the Surplus Plutonium Utilization Program. The companies intend to evaluate opportunities to collaborate on shared facilities, licensing, packaging, and transportation to support secure, cost-effective conversion of surplus plutonium into advanced reactor fuel for clean, baseload electricity.

The MOU is generally non-binding, other than certain customary provisions relating to confidentiality and fees and expenses, among other things, and does not create any obligation on either party to enter into any definitive agreement or to consummate any transaction. There can be no assurance that the collaboration contemplated by the MOU will result in definitive agreements or generate revenue.

Our Acquisition of Ultra Safe Nuclear Assets

USNC filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on October 29, 2024 in the United States Bankruptcy Court for the District of Delaware. On November 21, 2024, we entered into an Asset Purchase Agreement with USNC to acquire specific nuclear fuel-related assets. Under the agreement, we purchased the USNC Assets for a total cash purchase price of $32.9 million, paid at closing. The purchase was approved by the United States Bankruptcy Court for the District of Delaware on December 19, 2024, and the acquisition closed on December 27, 2024.

Our Technology and Workforce

We are built upon the deep expertise of our skilled employees and key management members, rooted in the U.S. national laboratory ecosystem. Key members of our team transitioned from national laboratory environments to the private sector and bring 150+ years of combined experience across TRISO fuel manufacturing, testing, and modeling. Our production model is designed for continuous operations while maintaining nuclear safety, quality and security requirements.

As of March 31, 2026, we employed 80 full-time employees, and as of the date of this prospectus, we employ 106 full-time employees across engineering, manufacturing, quality assurance, safety, facilities, and program management. A significant portion of the team holds advanced degrees, including 23 employees with PhDs and/or master’s degrees in engineering, materials science, physics and related disciplines. This structure supports coordinated technical decision-making across manufacturing, qualification, and facility operations.

Operating Efficiencies

We believe we can scale manufacturing capacity by replicating reliable, industrial-scale modules and facility designs, rather than redesigning processes or increasing the size of individual pieces of equipment. Our fuel manufacturing technology is currently commercially operational, and we intend deployment of additional capacity to be a straightforward replication of existing designs using systems that are already installed, qualified, and operating today. Because the underlying system designs, equipment configurations, and operating procedures are already codified and demonstrated, we believe additional production lines can be deployed rapidly and consistently as demand increases. We also believe that operating more modules at larger facilities will result in additional efficiencies rising from lower operating costs (e.g., enabling us to negotiate better rates for power and feedstock chemicals and consumables for the larger use case).

Customer Agreements

We have a network of customers across the advanced nuclear energy sector that are invested in our growth and success. We enter into a variety of contractual arrangements with such customers, reflecting the diverse needs and development stages of our customers, including:

•        Fuel Development Agreements:    Customer-funded development arrangements under which we collaborate with customers to define reactor-specific fuel requirements and perform development activities to enable production of fuel that meets a customer’s fuel specifications. Fuel Development Agreements may include consulting, testing, and production of surrogate fuel and typically run 6 to 12 months, establishing technical baselines and commercial terms for future production. Under these agreements, we generate revenue through milestone-based payments tied to the completion of defined development activities. These development efforts allow us to establish and validate the process parameters and key manufacturing inputs necessary to reliably meet the customer’s specifications at scale.

•        Fuel Sales Agreements:    Full-scale fabrication contracts for commercial quantities of TRISO fuel. Our Fuel Sales Agreement arrangements are structured to include customers providing a non-refundable deposit in advance of executing a definitive Fuel Sales Agreement, as well as milestone-based payments. In connection with the deposits, customers express intent to purchase specified quantities of fuel, with such deposits generally credited toward future fuel purchases. This allows customers priority access to our production queue. These deposits may become non-refundable upon achievement of agreed milestones and, in certain cases, may be retained by us if a customer elects not to proceed with a definitive Fuel Sales Agreement. However, delivery of fuel remains contingent upon execution of such definitive agreements.

•        Government & Specialized Contracts:    Agreements with agencies such as the DOE, U.S. Department of War and NASA, for specialized fuel or advanced materials. These often involve unique specifications, long-term commitments and are on behalf of strategic programs (e.g., space power systems).

Growth Opportunities

We intend to grow our business by leveraging our competitive advantages in scalability, safety, reliability and cost. We have several avenues to achieve our growth objectives:

•        Scaling of Advanced Reactor Ecosystem:    As Advanced Reactor developers move into commercial-scale deployment, we expect to sustain a leading share of the TRISO fuel market, supported by our belief that we are positioned as the only third-party TRISO manufacturer operating at-scale. Growth is expected to come from existing customers expanding their reactor fleets, new reactor developers entering the market, and long-term recurring demand from multi-cycle refueling needs.

•        Advanced Materials:    Includes development and manufacturing of specialty materials for nuclear and harsh environment applications. These include refractory ceramics, advanced moderators and neutron absorbers, and radioisotope heat sources for power applications.

•        Fuel Logistics:    We intend to participate in the emerging transportation and logistics infrastructure required to safely and efficiently move advanced nuclear materials, including TRISO fuel, domestically and internationally. This encompasses various processes upstream and downstream of our core business (fuel manufacturing) spanning chemical processing of uranium feedstock materials, specialty transportation packages for nuclear fuel, and services for conveyance and delivery of nuclear fuel.

Competition

We expect to compete with alternative nuclear fuel suppliers, vertically integrated reactor developers, and other entities developing advanced fuel manufacturing capabilities. As of the date of this prospectus, our primary competitor is BWXT Technologies, which currently maintains TRISO fuel production capabilities but has historically served U.S. government customers with limited third-party commercial customers. In addition, while both BWXT and certain other prospective competitors have announced plans to establish dedicated TRISO fuel manufacturing facilities, such facilities are not yet operational and, based on such announcements, are generally expected to come online in 2030 or later.

While certain of our competitors have existing TRISO manufacturing technology and operate facilities that are currently capable of receiving enriched uranium feedstock and manufacturing TRISO fuel, we believe we are the only company in the United States with industrial-scale TRISO fuel fabrication, based on our existing installed TRISO fuel production capacity, as well as our modular, scalable manufacturing process, which provides us with the ability to, and through which we plan to, meaningfully scale our output capacity of TRISO fuel in the future. As a result, we view our current TRISO fuel production capabilities to be distinct from those of BWXT and other prospective competitors.

Our Oak Ridge SN-0 facility is operational today, and once operational, our Oak Ridge SN-TN Facility and Idaho SN-ID Facility will operate under DOE authorization alongside our Oak Ridge SN-0 facility. In addition, the Richland SN-F Facility will operate under NRC authorization pursuant to our joint venture with Framatome. Once all facilities are operational and based on our assumptions that each TRISO production line is constructed, online, and operating at intended initial production capacity, we expect the combined run-rate annual capacity of our SN-0, SN-TN, SN-ID and SN-F facilities will be 3.5 MTU of TRISO fuel, sufficient to support roughly 5,600 GWh of thermal energy output from Advanced Reactors, with target scalability up to approximately 40 MTU of aggregate run-rate production capacity, which contemplates initial expansion of SN-TN and SN-ID to approximately 2.5 MTU each, the SN-TN20 facility being capable of producing up to 20 MTU and further scaling across the Richland SN-F Facility or through the construction of additional facilities, as demand warrants.

Key competitive factors include demonstrated manufacturing performance, a trained and proven workforce, the ability to meet specifications, regulatory authorizations, schedule reliability, quality assurance systems, capacity availability, and customer support during development and qualification.

Operating Licenses

We are designated as a prime contractor to the DOE under the OTA, supporting advanced fuel development to enable reliable fuel supply for Advanced Reactors. We actively participate in federal HALEU supply-chain programs and maintain QSL status with various commercial entities, FFRDCs and other government-related agencies, enabling direct engagement on development, demonstration, and deployment programs. In addition, we benefit from a network of strategic and financial investors that support our long-term growth and commercialization efforts.

Intellectual Property

Our intellectual property portfolio is a critical component of our competitive advantage and business strategy. We rely on, and expect to continue to rely on, a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality agreements and invention assignment agreements.

The majority of our core intellectual property consists of trade secrets, including proprietary manufacturing methodologies and operational know-how for the production of advanced nuclear fuel. The essential details of our manufacturing modules and processes are custom-designed and built to our specifications, and their design and operation are documented in proprietary materials that are not disclosed to third parties (except to the extent necessary or required), unless under nondisclosure agreements. However, we cannot assure you that we have entered into, or will be able to enter into, such agreements with each party that has or may have had access to our trade secrets, know-how, confidential or proprietary information or that has developed any intellectual property on our behalf, or that these agreements will provide meaningful protection for our intellectual property in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information or ownership disputes with inventors of any intellectual property developed by them on our behalf.

Our issued patents and pending patent applications cover key aspects of our advanced nuclear fuel operations. As of March 31, 2026, we owned 17 issued U.S. utility patents and jointly owned one issued U.S. utility patent with UT-Battelle, LLC, owned two issued Canadian utility patents and owned two issued South Korean utility patents. In addition, as of March 31, 2026, we owned seven U.S. utility patent applications, two South Korean utility patent applications and one Patent Cooperation Treaty patent application. Such patents and patent applications cover core aspects of our TRISO fuel manufacturing processes, including kernel formation, coating technologies, fuel form fabrication, and related systems and methods. Our patents, and any patents that may issue from our pending patent applications, are expected to expire between 2030 and 2045.

In addition, as of March 31, 2026, we owned two registered trademarks in the United States, as well as four registered trademarks in Canada, European Union, China and Republic of Korea, and have one pending trademark application in South Africa.

We have also registered domain names for websites that we use in our business. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to obtain, maintain, protect or enforce our intellectual property and similar proprietary rights, including trade secrets relating to our technology, the commercial value of our technology and our business, financial condition and results of operations may be adversely affected” and “Risk Factors — Risks Related to Our Acquisition of Assets Out of Bankruptcy — We may discover title defects, unreleased liens, real property restrictions, or breaks in intellectual property chain of title (including with respect to assets acquired from Ultra Safe) that require costly remediation and could constrain operations.”

Government Regulation and Nuclear Materials Compliance

We are subject to numerous U.S. federal, state, and local, as well as foreign laws and regulations covering a wide variety of subjects relating to our operations, and the scope of this coverage continues to broaden with continuing new legal and regulatory developments in the U.S. and internationally. In particular, we must comply with a range of laws and regulations including those relating to nuclear energy, nuclear materials, the environment, export controls and other broad areas of law.

Like other companies in the nuclear industry, we deal with intense scrutiny from both U.S. and foreign governments with respect to our compliance with laws and regulations. Many of these laws and regulations are evolving and their applicability and scope, as interpreted by agencies or ultimately the courts, remain uncertain. Some of these laws and regulations require that certain aspects of our operations, facilities, and business model be licensed or approved by specific regulators.

Atomic Energy Act of 1954 and Energy Reorganization Act of 1974

The Atomic Energy Act (“AEA”) is the foundation of nuclear regulation in the United States. It establishes the framework for civilian nuclear energy, including the development, licensing, and regulation of nuclear facilities and materials. The AEA originally vested regulatory authority over the commercial nuclear industry in the Atomic Energy Commission (“AEC”). The Energy Reorganization Act of 1974 separated the AEC’s promotional and regulatory functions by abolishing the AEC and creating two new agencies: the NRC and the Energy Research and Development Administration (“ERDA”). The ERDA was later abolished in 1977, with its functions transferred to the newly formed DOE.

Nuclear Safety Regulation under the DOE

Operating under DOE authorization means a nuclear facility is permitted to operate under the authority of the DOE rather than under a license issued by the NRC. This occurs when a facility is operated “for the account of” the federal government, typically because it is sponsored, owned, or directly contracted by DOE as part of a government research, demonstration, or national security mission. Authorization is granted through DOE’s internal nuclear safety process, which includes review and approval of safety analyses, operating limits, and readiness determinations prior to startup. DOE authorization does not have a fixed license term; it remains in effect so long as DOE continues to sponsor the activity and the facility complies with DOE requirements, subject to DOE’s authority to modify, suspend, or revoke approval. Ultimate approval authority resides within DOE through designated senior officials responsible for nuclear safety and operations.

In connection with Executive Order 14301 (EO 14301) — Reforming Nuclear Reactor Testing, we entered into the OTA with the DOE in furtherance of the DOE’s research and development mission to provide advanced nuclear fuel for Advanced Reactors authorized by DOE through the DOE reactor pilot program.

An “other transaction agreement” is a legally binding agreement that certain federal agencies may use to fund or support research, development, or prototype projects outside of traditional government procurement contracts or grants. An “other transaction agreement” is authorized and executed by the government pursuant to specific statutory authority and is designed to provide flexibility in structuring project scope, milestones, cost sharing, and intellectual property rights. “Other transaction agreements” are commonly used to accelerate innovative or FOAK projects where standard procurement mechanisms would be impractical or overly burdensome. An “other transaction agreement” does not itself provide regulatory authorization to operate a nuclear facility; rather, it governs the contractual relationship, authorization requirements and funding terms for a specific project. “Other transaction agreements” have defined periods of performance and expire or terminate in accordance with their contractual terms, with ultimate approval authority resting with the issuing agency and its delegated officials. Under this pilot program and the OTA with the DOE, we will leverage the DOE authorization process to build, operate, and commission advanced fuel fabrication facilities at our Oak Ridge Facilities and Idaho Facility.

As a condition to entering into the OTA, we were required to demonstrate, among other things, adequate financial resources and a mature supply chain to complete design, construction, commissioning, operation, and decommissioning of our facilities, as appropriate.

Under the OTA, the DOE’s role is to exercise discretionary decision-making authority over the operation of our fuel production lines, including oversight of milestones and the authority to oversee and authorize design, construction, management, and operations. Our primary obligation under the OTA is to provide regular reports to the DOE documenting our progress toward a series of milestones related to the design, construction, licensing, and operation of our Oak Ridge and Idaho facilities. The milestones do not have specific deadlines.

The OTA is explicitly not a procurement contract, grant, cooperative agreement, or loan, and the DOE does not provide any funding to us under the agreement for the construction, operation or decommissioning of our facilities, but rather allows us to take advantage of the DOE Fuel Line Pilot Program’s accelerated regulatory pathway. The DOE’s role is limited to exercising regulatory authority and control. Under the OTA, we are responsible for the design, construction, commissioning, operation, and, if applicable, decommissioning of our facilities, as well as all design and construction costs, including procurement and installation of all fuel line materials, systems, and components, and the engagement of qualified staffing to support all project phases.

Pursuant to the OTA, we are also required to execute a lease agreement with the DOE for DOE-owned land in Idaho to host the SN-ID facility. All construction and operational costs on the leased land related to the SN-ID Idaho Facility are our responsibility, as are any construction and operation costs for our Oak Ridge Facilities.

Further, we are solely responsible for all decontamination and decommissioning costs relating to our facilities, and the OTA expressly provides that DOE shall not be responsible for, or have any obligation to us for, decontamination and decommissioning of any facilities or any costs incurred in connection thereto.

As part of the OTA, we must meet a series of milestones as described in the OTA itself and in DOE Standard “Authorization Pathway for Nuclear Facilities” DOE-STD-1271-2025 (the “DOE Authorization Standard”), which include, among other things, the transition of our existing Oak Ridge SN-0 facility to DOE jurisdiction (from Tennessee Department of Environment and Conservation jurisdiction), completion of requirements/preconditions for use of land at the Idaho Facility, and completion of all contracts/agreements necessary to obtain special nuclear material (LEU, HALEU or Pu), the completion of design and safety analysis work for each facility, and ultimately the establishment of the fuel manufacturing lines and completion of orders. The DOE Authorization Standard identifies a streamlined regulatory pathway to implement Executive Order 14301.

For any of our facilities operating under the OTA with the DOE, including the SN-TN and SN-ID facilities, prior to commencing operations, we must complete the installation of all safety and operational fuel line equipment at the fabrication facility, complete the calibration and commissioning of such equipment, and successfully undergo a readiness review for the fuel production facility conducted in accordance with applicable DOE requirements. Upon satisfaction of these conditions, we are also required to demonstrate first fuel production to required specifications and throughput levels before being deemed to have achieved an established fuel line.

We must also comply with a wide range of DOE regulations and orders while operating at the Oak Ridge and Idaho facilities, including, but not limited to, regulations regarding nuclear safety management (10 CFR Part 830), radiation protection (10 CFR Part 835), and orders governing quality assurance, facility safety, personnel training and qualification, radioactive waste management, emergency preparedness, information security, protection of nuclear information, whistleblower protections, and nuclear material control and accountability. The DOE exercises direct oversight of our operations, including the authority to conduct inspections, audits, and site visits at any time to ensure compliance with the above. We are required to submit regular reports to the DOE, including technical progress updates and incident notifications.

Liabilities to third parties arising from nuclear incidents at our Oak Ridge and Idaho facilities are ultimately paid by the federal government pursuant to the Price-Anderson Act. Such Price-Anderson Act protections and DOE indemnification are documented in the OTA, pursuant to which the DOE has agreed to indemnify us against liability arising from nuclear incidents up to an available indemnification amount of approximately $16.5 billion.

Nuclear Safety Regulation under the NRC

The DOE in its sole discretion may determine whether we will be allowed to continue our relationship with the DOE to operate the subject fuel production lines under the OTA. In the event we do not operate the Oak Ridge and Idaho facilities under the OTA in the future, we instead will need to obtain licensing through the NRC. The NRC is working to streamline its licensing reviews for fuel-line projects that have already been authorized and reviewed by the DOE, enabling reliance on DOE technical reviews where appropriate, and the DOE authorization process reflected in the DOE Authorization Standard detailed above is intended to accommodate efficient and effective leveraging into an NRC license for the Oak Ridge and Idaho facilities to the extent necessary.

Operating under NRC authorization means a nuclear facility is licensed and regulated by the NRC, the independent federal agency responsible for civilian commercial nuclear regulation in the United States. Authorization is granted through a formal licensing process in which the NRC evaluates the facility’s design, safety systems, environmental impacts, and operational plans and issues a legally binding license if regulatory standards are satisfied. NRC authorization entails ongoing inspection, enforcement, and compliance with detailed operational, security, and safety requirements. NRC licenses are issued for a defined term, generally up to 40 years, with the possibility of renewal subject to additional NRC review. The NRC, acting through its Commissioners and delegated staff, is the ultimate approving authority.

Existing NRC licensing frameworks were developed primarily for large light-water reactors. Several recent legislative and executive actions have directed the NRC to modernize its regulatory processes to better accommodate Advanced Reactors (and the fuel that will be utilized by such reactors), including:

•        ADVANCE Act of 2024 — Directs the NRC to develop microreactor-specific and performance-based regulatory strategies addressing eight topical areas, including staffing, inspections, security, emergency preparedness, transportation, and risk-informed methods. It also updates the NRC’s mission statement to explicitly recognize the national interest in enabling the deployment of nuclear energy.

•        Executive Order 14300 (May 2025) — Requires the NRC to improve efficiency, transparency, and the scientific basis of its regulatory framework to establish more predictable licensing timelines.

On September 30, 2025, we entered into a joint venture with Framatome, Standard Nuclear × Framatome LLC, enabling us to use Framatome’s NRC-licensed Richland SN-F Facility. Framatome was required to submit an amendment to its facility license for the Richland SN-F Facility in order to allow the manufacture of TRISO fuel by the joint venture, and such LAR was submitted to the NRC in September 2024 and approved by the NRC in June 2026. Standard Nuclear × Framatome LLC intends to commence manufacturing in 2027, pending equipment installation, qualification activities and readiness reviews.

In connection with their review of the LAR, nuclear safety regulators from the NRC will consider how the proposed additional activities would alter existing safety and environmental analyses and decommissioning costs. The NRC will also need to make an environmental related finding of no significant impact (FONSI) prior to approval of the LAR.

Fuel fabrication facilities that are under NRC jurisdiction (including, the Richland SN-F Facility), and, through an omnibus clause, anyone who might have liability for a nuclear incident at the site or when nuclear material is in transit between covered sites, are covered by American Nuclear Insurers’ “Facility Form” nuclear liability insurance, which is the same coverage available to commercial reactor operators and provides protection against third-party claims for bodily injury, property damage or covered environmental cleanup costs resulting from a nuclear incident.

Export Controls

Our business is subject to the U.S. nuclear export and import control regimes, and we are required to comply with stringent regulations administered by the DOE and the NRC. These regulations are designed to protect national security, advance foreign policy and nonproliferation objectives, and control the transfer of nuclear-related materials, technology, and services.

Under DOE regulations at 10 CFR Part 810, the export of certain nuclear-related technology and the provision of technical assistance by U.S. persons to foreign nuclear programs require prior authorization or reporting. These controls apply to a broad range of technical exchanges and commercial activities, including design, engineering, consulting, and training services. Appendix A to 10 CFR Part 810 provides a list of countries that are considered “Generally Authorized,” meaning they are considered to be non-sensitive. Countries not on this list are required to be specifically authorized prior to sharing any nuclear technology.

The NRC regulates the physical export and import of nuclear materials and equipment under 10 CFR Part 110, including source and special nuclear material and related commodities. Exports may require specific licenses depending on the destination country and nature of the item and exports of major nuclear equipment and nuclear material from the U.S. also require there to be a bilateral nuclear cooperation agreement between the United States and the end-user country before the export license can be granted.

Further, the use of NRC-certified transportation packages under applicable federal rules and meeting the appropriate Department of Transportation regulatory requirements for radioactive materials is necessary for nuclear fuel shipments within the United States. Additionally, international shipping requirements which follow International Atomic Energy Agency (the “IAEA”) regulations (and those of the recipient country) are applicable to any international transport of nuclear fuel.

The U.S. government agencies responsible for administering the nuclear export control regulations have a degree of discretion interpreting and enforcing these regulations. These agencies also have significant discretion in approving, denying, or instituting specific conditions regarding authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes.

Nuclear Consultation Services

We currently provide nuclear service support and consultation services for the expanding and resurgent nuclear energy industry. Our consulting services include, among other things, regulatory advice, site assessment, roadmap development, and stakeholder engagement. Regulatory approval is not required to provide such services other than any applicable export control approvals.

Environmental Regulation

Our operations and properties are subject to a wide variety of increasingly complex and stringent federal, foreign, state and local environmental laws and regulations, including those governing the handling, storage and disposal of mixed, solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others or for our acts that were in compliance with all applicable laws at the time such acts were performed.

Below is a non-exhaustive discussion of the most notable federal environmental laws and how those laws could affect our operations.

Comprehensive Environmental Response, Compensation, and Liability Act

Certain aspects of our operations may be subject to CERCLA, which provides for the investigation, cleanup, and restoration of natural resources from releases of hazardous substances. Liability under CERCLA can be imposed on a joint and several basis and without regard to fault or the legality of the conduct giving rise to contamination.

Clean Air Act

Our operations are subject to the CAA and comparable state and local laws. Under the CAA, the EPA has the authority to control air pollution by issuing and enforcing regulations for entities that emit substances into the air. The EPA has promulgated regulations for major sources of air pollution and has delegated implementation of these regulations to state agencies. We are subject to ongoing emissions standards, requirements, and reporting obligations.

Clean Water Act

Our projects are subject to the CWA, which regulates discharges of pollutants into the waters of the United States, as well as analogous state and local laws. Under Section 401 of the CWA, a federal agency may not issue a permit for any activity that may result in any discharge into the waters of the United States unless the state where the discharge would originate either issues a water quality certification verifying compliance with existing water quality requirements or waives the certification requirement or waives this requirement.

Resource Conservation and Recovery Act

Under the RCRA, and comparable state hazardous waste laws, the EPA and authorized state agencies regulate the generation, transportation, treatment, storage, and disposal of hazardous waste. If hazardous wastes are generated or stored in connection with any of our facilities, we would be subject to the requirements of such laws.

National Environmental Policy Act

The issuance of requisite permits and authorizations for our projects may be subject to environmental review under the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies such as the DOE to integrate environmental considerations into their decision-making processes by evaluating the potential environmental impacts of their proposed actions. While NEPA compliance is a federal agency responsibility and the agency is responsible for the accuracy, scope, and content of any environmental documents, we will be required to assist in the timely and effective completion of the NEPA process. As a result, we may be required to provide environmental data and documentation to DOE.

For additional information regarding certain risks related to government regulations, see also “Risk Factors — Risks Related to Legal, Regulatory and Compliance Matters.”

Properties

Our Oak Ridge SN-0 facility is operational today and is equipped with specialized infrastructure, a workforce experienced in regulated nuclear operations, and an operating environment with deep institutional familiarity with nuclear materials, safety, and compliance. The Oak Ridge SN-0 facility is 24,600 square feet and can produce 500 kgU of finished fuel per year.

We are currently in the process of building two sister facilities with identical technical specifications, one in Tennessee (the Oak Ridge SN-TN facility) and one in Idaho (SN-ID). Each facility is 12,500 square feet and is expected to be able to produce up to 2.5 MTU per year at maximum capacity based on our current process yield, though is only furnished with sufficient manufacturing modules to commence production at 1 MTU per year. A large portion of these facilities are expected to be left empty at inception, enabling future capacity expansion through the addition of parallel modules, without requiring changes to facility layout or equipment scale.

As a general matter, our manufacturing facilities are purpose-built nuclear fuel fabrication plants comprised of a defined set of production modules designed for industrial scale manufacturing, including solution-gelation kernel precursor formation, high-temperature kernel conversion furnaces, fluidized-bed chemical vapor deposition TRISO coating systems, final fuel-form (compact, pebble or pellet) fabrication equipment, and fuel product assortment and characterization equipment. Each of these modules is based on finalized designs that are already installed and operating at our Oak Ridge SN-0 facility and are expected to be replicated without material modification in our new facilities. New facilities are constructed to meet natural phenomena hazard regulations as required by nuclear facility licensing requirements. For production of approximately 1 MTU of fuel product per year, an area of roughly 5,000 – 9,000 square feet within a facility is needed, with the required area varying based on the final fuel form and whether it represents the initial capacity at a given facility or reflects additional capacity that benefits from already existing infrastructure at the relevant site.

Further, under the DOE’s nuclear safety framework, DOE-authorized facilities such as the Oak Ridge SN-0 facility (and the Oak Ridge SN-TN and SN-ID facility, once operational) are assigned formal hazard categories — Hazard Category 1, 2, 3, or Less Than Hazard Category 3 — based on the type and quantity of nuclear material handled and the potential radiological consequences of credible accidents. Hazard Category 1 facilities present the potential for significant off-site consequences, Hazard Category 2 facilities present significant on-site hazards with limited off-site impact, Hazard Category 3 facilities involve more localized hazards generally confined to the facility itself, and Less Than Hazard Category 3 facilities involve only small quantities of radioactive material and present minimal radiological hazard, such that potential consequences of credible accidents are limited to localized, low-level impacts and are addressed through baseline industrial and radiological safety controls rather than the full suite of nuclear facility safety analysis requirements. As the hazard category increases, regulatory rigor rises materially, requiring more extensive safety analyses, engineered safety controls, formal operating limits, readiness reviews, and ongoing DOE oversight.

The SN-0 facility is a Less Than Hazard Category-3 facility. Our upcoming Oak Ridge facility, SN-TN, and upcoming Idaho facility, SN-ID, are Hazard Category 2 facilities. The equipment (i.e., the manufacturing modules) that are being installed at each of the SN-TN and SN-ID facilities are identical to those in use today at SN-0. The primary difference between these facilities and SN-0, which has a less than Hazard Category 3 designation, is that the facilities under a Hazard Category 2 designation will be able to possess and have in process a larger amount of enriched uranium at any one time compared to the SN-0 facility. As a result, the Hazard Category 2 designation supports the expected higher throughput for these facilities, in contrast to the existing SN-0 facility. Establishing a Hazard Category 2 or higher facility requires purpose-built nuclear infrastructure, detailed and approved safety documentation, specialized equipment, a trained nuclear workforce, and successful completion of multiple sequential DOE reviews before operations may begin. These requirements are capital-intensive, time-consuming, and difficult to replicate, creating high barriers to entry for new market participants.

Lastly, we also plan to operate out of the NRC-licensed Richland SN-F Facility pursuant to our joint venture with Framatome. Our NRC LAR for the Richland SN-F Facility was submitted to the NRC in September 2024 and was approved by the NRC in June 2026. The joint venture plans to commence manufacturing at the Richland SN-F Facility in 2027, pending equipment installation, qualification activities and readiness reviews.

We believe the locations of our facilities provide us with unique access to the NRC and the DOE and accommodate our current operating needs, and that suitable additional or alternative space will be available as needed to accommodate any growth to support new employees or new geographic markets.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial condition.

Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers and Employee Directors
Kurt Terrani	40	Chief Executive Officer, President and Director
Kevin Harrill	49	Chief Financial Officer
Thomas Hendrix	43	Executive Chairman and Director, Chairman of the Board
Keeley Marrocco	29	Chief Operating Officer
Shahram Ghasemian	59	Chief Legal and Compliance Officer and Corporate Secretary
Non-Employee Directors
Alexander Matina	50	Director
Donald Moul	61	Director
A. Scott Miller	65	Director

Executive Officers and Employee Directors

Kurt Terrani

Kurt Terrani has served as our Chief Executive Officer and as a member of our board of directors since January 2025. Prior to joining Standard Nuclear, Mr. Terrani worked at Ultra Safe Nuclear Corporation from February 2021 to January 2025, as an Executive Vice President, including as interim CEO from July 2024 to January 2025, where he led the division that was responsible for the development and delivery of nuclear fuel and core structural materials for Ultra Safe Nuclear Corporation’s advanced energy systems. Prior to February 2021, Mr. Terrani spent over a decade at Oak Ridge National Laboratory, most recently as a Senior Staff Scientist, earning multiple awards for innovation and leadership in nuclear materials science. Mr. Terrani was previously a National Technical Director for the U.S. DOE Office of Nuclear Energy. Mr. Terrani received his Ph.D. in nuclear engineering from University of California, Berkeley in 2010. His research and technology development focus is on fundamental aspects of nuclear fuel and materials manufacturing, radiation effects, and behavior. Mr. Terrani also earned a Bachelor of Science in Engineering degree from Arizona State University. We believe that Mr. Terrani is qualified to serve on our board of directors due to his extensive industry experience, his educational background in nuclear engineering, and his leadership as our Chief Executive Officer.

Kevin Harrill

Kevin Harrill has served as our Chief Financial Officer since March 2026. Prior to joining Standard Nuclear, from November 2021 to August 2025, Mr. Harrill served in various roles at Centrus Energy Corp. (NYSE American: LEU), a publicly traded company operating in the nuclear fuel supply chain, most recently serving as Senior Vice President, Chief Financial Officer and Treasurer from August 2023 to August 2025. In that role, he led long-range capital planning, executed significant equity and debt transactions, managed balance sheet optimization and pension de-risking initiatives, and liability reduction. Prior to that, from November 2021 to August 2023, Mr. Harrill served as Chief Accounting Officer at Centrus Energy Corp., during which time he was responsible for financial reporting, technical accounting, SOX compliance, and internal controls. Prior to his time at Centrus Energy Corp., from 2015 to 2021, Mr. Harrill served as Vice President and Chief Accounting Officer at Blackboard Inc, an education technology company. Mr. Harrill earned a Bachelor of Sciences in Business Administration, with a concentration in Finance and Accounting from Georgetown University, McDonough School of Business, and a Master of Arts in National Security Studies from Georgetown University. Mr. Harrill is a Certified Public Accountant.

Thomas Hendrix

Thomas Hendrix is the Founder of Standard Nuclear and has served as chairman of our board of directors since our incorporation in July 2024. Mr. Hendrix was appointed as our Executive Chairman in June 2026. Mr. Hendrix is a founding member of venture capital firm Decisive Point Group, LLC (“Decisive Point Group”) and has been with the firm since 2018. Prior to founding Decisive Point Group, Mr. Hendrix began his career in the private sector at Blackstone. Mr. Hendrix is a former Green Beret with multiple combat deployments in support of the Global War on Terror and served in the U.S. Army for nearly 10 years as an Infantry and Special Forces Officer. He earned a Master of Business Administration from Columbia Business School, a Master of Studies in Law in Government Procurement Law from George Washington University Law School, and a Bachelor of Science in American Legal Systems from the United States Military Academy at West Point. We believe that Mr. Hendrix is qualified to serve on our board of directors given his role of founder of our Company and his industry expertise and experience.

Keeley Marrocco

Keeley Marrocco has served as our Chief Operating Officer and as a member of our board of directors since January 2025 prior to resigning from the board of directors in June 2026. Prior to joining Standard Nuclear, Ms. Marrocco led energy investing at venture capital firm Decisive Point Group from August 2021 to January 2025. From June 2019 to August 2021, Ms. Marrocco worked at Kraft Heinz where she was a financial analyst, serving in Revenue Management and Financial Planning & Analysis roles across multiple business units. Ms. Marrocco graduated from Harvard University in 2019 with a degree in Government.

Shahram Ghasemian

Shahram Ghasemian has served as our Chief Legal and Compliance Officer and Corporate Secretary since May 2026. Previously, Mr. Ghasemian served in a number of roles at Centrus Energy Corp, most recently as a consultant from November 2025 to May 2026, as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary from August 2023 to June 2025, and as Senior Assistant General Counsel & Director, Legal Affairs and Corporate Compliance from April 2020 to August 2023. Mr. Ghasemian also served as the Chief Legal Officer and Corporate Secretary of NuScale Power from June 2025 to October 2025 and has also served in various senior positions within the federal government, including the NRC, the DOE and on Capitol Hill since 2006. Prior to his government experience, Mr. Ghasemian worked for USEC Inc. for nearly a decade in positions of increasing responsibility, the latest as Assistant General Counsel, including serving as Chief Counsel at the Paducah Gaseous Diffusion Plant in Kentucky between 1999 and 2001.

Non-Employee Directors

Alexander Matina

Alexander Matina has served as a member of our board of directors since April 2025. Mr. Matina is currently the Chief Executive Officer of Nu Ride Inc., which is the post-bankruptcy public successor to Lordstown Motors, a position he has held since September 2025 and has served on the board of directors of Nu Ride since March 2024. Mr. Matina is currently the Managing Member of LANECR Consulting LLC, a consultant to family offices on investments and strategy, a position he has held since January 2024. From 2007 through 2023, Mr. Matina served in various leadership roles, including as Portfolio Manager, at MFP Investors LLC, investing across both public and private markets. He has served on the board of directors of Trinity Place Holdings Inc. since 2013, Range Capital Acquisition Corp, a special purpose acquisition company, since 2024, and Range Capital Acquisition II, a special purpose acquisition company. He is also a director of SIXGEN, a privately held cyber-security company. Mr. Matina previously served as a director of Crowheart Energy LLC, a private energy company, Madava Financial, a private energy-focused finance company, S&W Seed Company, a public agricultural company and Papa Murphy’s, a public take-and-bake franchisor. Mr. Matina received a Bachelor of Science in Business Administration, with concentrations in finance and accounting, from Fordham University and a Master of Business Administration from Columbia Business School. We believe Mr. Matina is qualified to serve on our board of directors because of his extensive public company board experience and financial expertise.

Donald Moul

Donald Moul joined our board of directors in July 2026. Mr. Moul served as President and Chief Executive Officer of the Tennessee Valley Authority (“TVA”), the nation’s largest public power provider, from April 2025 to July 2026, and prior to that as Executive Vice President and Chief Operating Officer of TVA from June 2021 to April 2025, where he was primarily responsible for power generation, transmission, and power supply, while also overseeing safety, major infrastructure projects, grid modernization, and emergency management. Previously, Mr. Moul served as Executive Vice President, Nuclear Division and Chief Nuclear Officer at NextEra Energy, Inc. from January 2020 to May 2021, and as Vice President and Chief Nuclear Officer at NextEra Energy, Inc. from May 2019 to December 2019, where he directed the safe and reliable operation of a nuclear fleet spanning seven operating units across five plant sites. Prior to that, Mr. Moul held a range of senior leadership roles over 15 years at FirstEnergy Corporation from 2004 to 2019. Earlier in his career, Mr. Moul held positions at American Electric Power, Public Service Electric & Gas, Duquesne Light Company and GPU Nuclear Corporation. Mr. Moul holds a Bachelor of Science in Nuclear Engineering from The Pennsylvania State University and a Master of Business Administration from the University of Notre Dame, and has earned senior reactor operator certifications at multiple nuclear stations. We believe Mr. Moul is qualified to serve on our board of directors due to his nearly four decades of leadership experience across all areas of power generation and operations, including deep expertise in nuclear energy and his extensive experience in executive management at major utilities, including serving as CEO of the largest public power provider in the United States.

A. Scott Miller

Austin “Scott” Miller joined our board of directors in June 2026. Since August 2025, Mr. Miller has served as an independent director of The Scotts Miracle-Gro Company (NYSE: SMG), where he is a member of the Innovation & Technology Committee and the Nominating and Governance Committee. Mr. Miller was a Senior Advisor of Orbis Operations, LLC, a security services provider, from November 2021 to March 2026. He served as Executive Chairman of Prairie Fire Nevada from January 2023 through April 2025. From April 2022 through April 2025, he served as a senior advisor to SIG Sauer. From May 2022 to December 2025, Mr. Miller served as a director of Workhorse Group Inc. (Nasdaq: WKHS), a manufacturer of electric vehicles, where he also served on the Human Resource Management and Compensation Committee. Since September 2022, Mr. Miller has served as a Senior Fellow at the Combating Terrorism Center at the United States Military Academy at West Point. Prior to his civilian career, Mr. Miller served nearly 40 years in the United States Army, retiring in December 2021 at the rank of four-star General. From September 2018 to July 2021, he served as the commander of NATO’s Resolute Support Mission and United States Forces — Afghanistan, making him the longest serving and final commander of the war in Afghanistan. From March 2016 to August 2018, he served as commanding general of the Joint Special Operations Command. Earlier in his career, Mr. Miller held numerous leadership positions as an Airborne-Ranger and Infantry officer, including commanding the Task Force Ranger assault force during Operation Gothic Serpent known as “Blackhawk Down” in Mogadishu, Somalia in 1993. Mr. Miller also has over two decades of experience in the deployment and tactical use of drones and global logistics planning and execution. Mr. Miller received a Bachelor of Science degree from the United States Military Academy at West Point in 1983 and a Master’s degree in Military Strategic Studies from the Marine Corps War College in 2005. We believe Mr. Miller’s extensive leadership experience commanding large, complex organizations in high-stakes environments, his expertise in strategic planning and operational decision-making, his service on other public company boards, and his deep understanding of national security, technology, and geopolitical risk qualify him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors

Our Fifth Amended and Restated Certificate of Incorporation, as amended (the “pre-IPO Charter”), provides that, subject to certain share thresholds: (i) the holders of record of the shares of our Class A common stock and Class B common stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company (the “Common Directors”), (ii) the holders of record of the shares of the Company’s Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock and Series A-2 Preferred Stock (collectively, the “Convertible Preferred Stock”), exclusively and voting as a single class, shall be entitled to elect one director of the Company (the “Preferred Director”), (iii) the holders of record of the shares of the Class B Common Stock, exclusively and voting as a single class, shall be entitled to elect one director of the Company (the “Class B Director”), and (iv) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Convertible Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the remaining directors (each, a “Mutual Director”).

Pursuant to our amended and restated voting agreement (as defined herein), Andrew Price, Keeley Marrocco, Thomas Hendrix, Kurt Terrani, and Alexander Matina were designated to serve as members of our board of directors. In June 2026, Ms. Marrocco, who previously served as a Common Director, resigned from the board of directors. Effective upon Ms. Marrocco’s resignation, A. Scott Miller was designated as a Common Director to fill the vacancy on the board of directors resulting from Ms. Marrocco’s resignation. In July 2026, Andrew Price, who previously served as a Preferred Director, resigned from the board of directors. Effective upon Mr. Price’s resignation, Don Moul was designated as a Preferred Director to fill the vacancy on the board of directors resulting from Mr. Price’s resignation.

The amended and restated voting agreement, by which the directors are currently elected, will terminate immediately prior to this offering, and there will be no contractual obligations regarding the election of our directors upon the completion of this offering.

Our restated certificate of incorporation and our restated bylaws will divide our board of directors into three classes, with staggered three-year terms:

•        Class I directors, whose initial term will expire at the first annual meeting of stockholders following the completion of this offering;

•        Class II directors, whose initial term will expire at the second annual meeting of stockholders following the completion of this offering; and

•        Class III directors, whose initial term will expire at the third annual meeting of stockholders following the completion of this offering.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the completion of this offering, the Class I directors will consist of Thomas Hendrix and Alexander Matina; the Class II director will be Kurt Terrani; and the Class III directors will consist of Donald Moul and A. Scott Miller. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, our restated certificate of incorporation and restated bylaws provide that only the board of directors may fill vacancies, including newly created seats, on the board of directors until the next annual meeting of stockholders, subject to limited exceptions. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of our board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. Our restated certificate of incorporation will further provide for the removal of a director only for cause and by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of our directors. See “Description of Capital Stock — Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Controlled Company Exemption

Upon the completion of this offering, Thomas Hendrix, our Founder and Executive Chairman, will beneficially own approximately 60.8% of the voting power of our outstanding capital stock (or approximately 60.6% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE.

Following this offering, we intend to rely on some of these exemptions. As a result, we will not have a nominating and corporate governance committee (or a group of independent directors making nominating decisions) and will not conduct an annual performance evaluation of a nominating and corporate governance committee.

The nominating and corporate governance committee functions will be managed by our full board of directors until the rules change, we cease to be a “controlled company,” or we otherwise determine to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Board Independence

We have been approved to list our common stock on the NYSE. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the completion of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, including the “controlled company” exemption, described in more detail above, each member of a listed company’s audit, compensation and governance committees be independent.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries. Compensation committee members must also satisfy the independence criteria as required by Rule 10C-1 under the Exchange Act.

Our board of directors has determined that Alexander Matina, A. Scott Miller and Donald Moul do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of them are “independent” as that term is defined under the rules of the NYSE.

Board Committees

Our board of directors has established an audit committee and a compensation committee. The composition and responsibilities of each committee are described below. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Donald Moul, A. Scott Miller and Alexander Matina, who is the chair of the audit committee. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Matina is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors adopted, a charter for our audit committee, which will be posted on our website. Our audit committee, among other things:

•        selects a firm to serve as the independent registered public accounting firm to audit our financial statements;

•        helps to ensure the independence of the independent registered public accounting firm;

•        discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•        develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters; and

•        considers the adequacy of our internal accounting controls and audit procedures.

Compensation Committee

Our compensation committee is comprised of Donald Moul, who is the chair of the compensation committee and A. Scott Miller. The composition of our compensation committee meets the requirements for independence under NYSE listing rules and SEC rules and regulations. Each of the two members of this committee are also non-employee directors, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•        reviews and determines the compensation of our executive officers and recommends to our board of directors the compensation for our directors;

•        administers our stock and equity incentive plans;

•        reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•        establishes and reviews general policies relating to compensation and benefits of our employees.

Code of Ethics

In connection with this offering, our board of directors intends to adopt a code of ethics that applies to all of our employees, officers and directors. Following the completion of this offering, the full text of our code of ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to certain provisions of our code of ethics or waivers of these provisions, on our website and/or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our company.

Director Compensation

Historically, we have neither had a formal compensation policy for our non-employee directors, nor have we had a formal policy of reimbursing expenses incurred by our non-employee directors in connection with their board service. However, we have reimbursed our non-employee directors for reasonable expenses incurred in connection with their attendance at board of directors or committee meetings and occasionally granted stock options.

Other than as described below, we did not provide our non-employee directors, in their capacities as such, with any cash, equity or other compensation in 2025. Neither Mr. Terrani nor Ms. Marrocco received any additional compensation for service as a director for 2025. The compensation of Mr. Terrani and Ms. Marrocco as named executive officers is set forth below under “Executive Compensation — Summary Compensation Table.”

The following table sets forth certain information regarding the compensation of our non-employee directors for 2025:

Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards(2)(3)		All Other Compensation	Total
Thomas Hendrix(4)	—	—	—		—	—
Alexander Matina	—	—	$184,000	(5)	—	$184,000
Andrew Price	—	—	—		—	—

____________

(1)      None of our non-employee directors received cash compensation from the Company during 2025.

(2)      The amounts reported in this column represent the aggregate grant date fair value of option awards granted under our 2025 Stock Plan in 2025 as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the option awards reported in this column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting value for these option awards and may not correspond to the actual economic value that may be received by our non-employee directors from the option awards.

(3)      The number of shares underlying outstanding stock options held by each non-employee director as of December 31, 2025, was as follows: Mr. Hendrix, 0; Mr. Matina, 200,000; and Mr. Price, 0.

(4)      Mr. Hendrix served as a non-employee director of the Company during the 2025 fiscal year, prior to his appointment as Executive Chairman and an officer of the Company in June 2026.

(5)      This represents the grant date fair value of an option to purchase 200,000 shares of common stock granted to Mr. Matina on June 11, 2025 with an exercise price of $0.21 per share. The exercise price and number of shares reflect the 2-for-1 stock split of our capital stock that was effected on July 6, 2026. The option grant has a ten-year term and is subject to the following vesting schedule: 25% of the total shares subject to the option vested on January 13, 2026, and an additional 1/48th of the total shares subject to the option shall vest on each monthly anniversary thereafter, in each case, subject to continued service on each applicable vesting date.

Non-Employee Director Compensation Policy

In June 2026, our board of directors approved a non-employee director compensation policy that will become effective upon the completion of this offering. The non-employee director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

Under the non-employee director compensation policy, we will pay our non-employee directors a cash retainer for service on our board of directors and an additional cash retainer for service on each committee on which the director is a member, which will be paid quarterly in arrears. The chairman of each committee will receive higher retainers for such service. The fees paid to non-employee directors for service on our board of directors and for service on each committee of our board of directors on which the director is a member are as follows:

	Member Annual Cash Retainer	Committee Chair Annual Cash Retainer
Board of Directors	$115,000	$—
Audit Committee	$18,000	$30,000
Compensation Committee	$12,000	$20,000

In addition, each non-employee director elected to our board of directors following the completion of this offering will, upon the date of his or her initial election or appointment to be a non-employee director, be granted a restricted stock unit (“RSU”) award covering a number of shares of common stock having a grant date fair value of $172,500, pro-rated based on the number of days that are expected to lapse between the appointment to the board and the next annual stockholder meeting. 100% of the shares subject to such equity award will vest in full on the earlier of the one-year anniversary of the grant date and the next annual stockholder meeting, subject to the director providing service through the vesting date.

At the close of business on the date of each annual stockholder meeting following the initial public offering, each continuing non-employee director will be granted an additional RSU award covering a number of shares of common stock having a grant date fair value of $172,500. 100% of the shares subject to such equity award will vest in full on the earlier of the one-year anniversary of the grant date and the next annual stockholder meeting, subject to the director providing service through the vesting date.

All equity awards to non-employee directors following the completion of this offering are expected to be made pursuant to the 2026 Plan. For each non-employee director who remains in continuous service as a member of the board until immediately prior to: (a) the non-employee director’s death, (b) the non-employee director’s disability, or (c) the closing of a “change in control” (as defined in the 2026 Plan), any unvested portion of any RSU award granted in consideration of such non-employee director’s service as a member of the board shall vest in full immediately prior to, and contingent upon, the consummation of the change in control. For additional information, see “Executive Compensation — Employee Benefit Plans — 2026 Equity Incentive Plan.”

We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

Director IPO Grants

In connection with this offering, our board of directors approved grants of 2,734,687 RSUs to Mr. Hendrix, 3,646,250 RSUs to Mr. Terrani, 364,625 RSUs to Ms. Marrocco (in each case, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) and 16,667 RSUs to each of Mr. Matina and Mr. Price in connection with their service on the Company’s board of directors (and in the case of Ms. Marrocco and Mr. Price, prior service), pursuant to our 2026 Plan, subject to and contingent upon the 2026 Plan becoming effective and the filing of a Form S-8 to register the shares subject to our 2026 Plan (this group of directors referred to as the “Pre-IPO Directors”, and such grants, collectively, the “Pre-IPO Director Grants”). The number of shares underlying the RSUs reflects the 2-for-1 stock split of our capital stock that was effected on July 6, 2026. Subject to the closing of this offering, 1/12th of the total number of RSUs subject to each Pre-IPO Director Grant shall vest on the corresponding day of each three-month period thereafter (and if there is no corresponding day, on the last day of the applicable month) for a three-year period, subject to the director’s continued service with the Company through each vesting date. In the event that Mr. Hendrix’s, Mr. Terrani’s or Ms. Marrocco’s service is terminated without cause or he/she resigns for good reason within 12 months following a “change in control” (as defined in the 2026 Plan), 100% of the then-unvested RSUs shall immediately vest. Further, in the event that Mr. Terrani’s or Ms. Marrocco’s service is terminated without cause or the executive resigns for good reason within 12 months following the closing of this offering, then 100% of the then-unvested RSUs which would have vested within 12 months after such termination will vest on an accelerated basis.

In addition, as contemplated by our non-employee director compensation policy to be in effect following the completion of this offering, upon the completion of this offering, each of Mr. Miller and Mr. Moul will receive RSU grants having a grant date fair value of $172,500, pro-rated based on the number of days that are expected to lapse between their respective appointment to the board and our next annual stockholder meeting, in each case pursuant to our 2026 Plan, subject to and contingent upon the 2026 Plan becoming effective and the filing of a Form S-8 to register the shares subject to our 2026 Plan (the “New Director IPO Grants” and, together with the Pre-IPO Director Grants, the “Director IPO Grants”). Subject to the closing of this offering, 100% of the shares subject to the New Director IPO Grant will vest in full on the earlier of the one-year anniversary of the grant date and the next annual stockholder meeting, subject to the director providing service through the vesting date. See also “— Director Compensation — Non-Employee Director Compensation Policy.”

Executive Compensation

Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation awarded to, earned by or paid to our Chief Executive Officer and each of our two other most highly compensated officers, whom we collectively refer to as “named executive officers,” during 2025.

Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Kurt Terrani	2025	$275,000	$41,250	$3,327,254	$27,500	$10,208	$3,681,212
Chief Executive Officer
Keeley Marrocco	2025	$185,000	—	$2,098,356	$30,000	$37,692	$2,351,048
Chief Operating Officer

____________

(1)      The amount reported in this column represents a one-time guaranteed bonus paid to Mr. Terrani pursuant to his offer letter, as described below in “Agreements with our Named Executive Officers — Offer Letters — Kurt Terrani.”

(2)      The amounts reported in this column represent the aggregate grant date fair value of restricted stock awards granted under our 2025 Stock Plan to our named executive officers in 2025 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting value for these equity awards and may not correspond to the actual economic value that may be received by our named executive officers from the equity awards.

(3)      The amounts reported in this column represent the performance bonus payment earned by each of our named executive officers for 2025, as described below in “Bonuses.”

(4)      The amounts reported in this column include: (i) for Mr. Terrani, $10,208 in connection with 401(k) company matching contributions; and (ii) for Ms. Marrocco, $6,442 in connection with 401(k) company matching contributions and $31,250 in relocation expenses incurred as a result of moving from Boston, Massachusetts to Oak Ridge, Tennessee.

Salaries

During the year ended December 31, 2025, Mr. Terrani and Ms. Marrocco received an annual base salary of $275,000 and $185,000, respectively. Pursuant to their amended and restated offer letters entered into in June 2026, the annual base salary of each of Mr. Terrani and Ms. Marrocco was increased to $300,000 and $200,000, respectively. Effective upon the closing of this offering, the Company intends to change the annual base salaries of Mr. Terrani and Ms. Marrocco to $500,000 and $350,000, respectively.

Bonuses

Pursuant to their respective offer letters in place in 2025, each of Mr. Terrani and Ms. Marrocco were eligible to receive performance-based cash bonuses, payable in the sole discretion of our board of directors, which were designed to provide appropriate incentives to our executives to achieve defined performance goals and to reward our executives for individual achievement towards these goals. The performance bonus was subject to goals relating to the Company’s financial results and each executive’s individual performance. The corporate goals that our board of directors established for 2025 included the successful closing of our Series A financing and the achievement of 85% of our annual projected EBITDA. For Mr. Terrani, the individual performance goals that our board of directors established for 2025 related to financial health and revenue growth, operational execution, market position and growth, and organizational strength. For Ms. Marrocco, the individual performance goals that our board of directors established for 2025 related to operational excellence, process optimization, team performance and capacity building, and strategic execution. For 2025, Mr. Terrani’s target bonus was 25% of his base salary (with a bonus of 15% of his base salary guaranteed in his first year of employment), and Ms. Marrocco’s target bonus was 15% of her base salary. Following the end of the 2025 performance year, our board of directors determined that the performance goals for 2025 had been achieved. Accordingly, Mr. Terrani received a bonus equal to $68,750 and Ms. Marrocco received a bonus equal to $30,000.

Equity Awards

2025 Equity Grants

On June 14, 2025, Mr. Terrani received a restricted stock award covering 3,425,000 shares of our Class B common stock, and Ms. Marrocco received a restricted stock award covering 2,160,000 shares of our Class B common stock. The number of shares reflects the 2-for-1 stock split of our capital stock that was effected on July 6, 2026. 25% of the total shares pursuant to the restricted stock award vested on January 13, 2026, and an additional 1/48th of the total shares shall vest on each monthly anniversary thereafter, in each case, subject to continued service on each applicable vesting date. In the event of an involuntary termination of continued service other than for cause (as defined in the 2025 Stock Plan) in connection with or within 12 months following a change of control (as defined in the 2025 Stock Plan), 100% of the then-unvested shares shall vest on a double trigger basis. For additional information regarding the 2025 Plan pursuant to which the stock awards were granted, please see “— Employee Benefit Plans — 2025 Stock Plan.”

2026 Equity Grants

On January 11, 2026, Mr. Terrani received a stock option covering 1,900,844 shares of our Class B common stock and Ms. Marrocco received a stock option covering 760,338 shares of our Class B common stock, in each case with an exercise price per share of $0.60. The exercise price and number of shares reflect the 2-for-1 stock split of our capital stock that was effected on July 6, 2026. 25% of the total shares pursuant to the stock option award will vest on January 1, 2027, and an additional 1/48th of the total shares shall vest on each monthly anniversary thereafter, in each case, subject to continued service on each applicable vesting date. 10% of the total number of shares subject to the option shall immediately vest and become exercisable on the closing of this offering, subject to the executive’s continued service through such date; provided that such acceleration shall apply to the unvested portion of the option, and in the event the remaining number of unvested shares equals less than 10% of the total number of shares subject to the option, then all remaining unvested shares shall immediately vest and become exercisable as of such date. For additional information regarding the 2025 Plan pursuant to which the option awards were granted, please see “— Employee Benefit Plans — 2025 Stock Plan”.

In connection with this offering, our board of directors approved grants of RSUs to each of Mr. Terrani and Ms. Marrocco in connection with their service on our board of directors, as further described above in “Management — Director Compensation — Director IPO Grants.”

Outstanding Equity Awards at Year-end Table

The following table provides information regarding the outstanding stock options held by our named executive officers as of December 31, 2025.

Name	Grant Date(1)	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options		Exercise Price	Expiration Date	Number of Shares that Have Not Vested(2)	Market Value of Shares that Have Not Vested(3)
		Exercisable	Unexercisable
Kurt Terrani	6/14/2025(4)					3,425,000	$51,375,000
Keeley Marrocco	6/14/2025(4)					2,160,000	$32,400,000

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(1)      All of the outstanding equity awards were granted under and subject to the terms of our 2025 Stock Plan.

(2)      The number of shares reflects the 2-for-1 stock split of our capital stock that was effected on July 6, 2026.

(3)      The market price for our Class B common stock is based on the initial public offering price of our Class A common stock of $15.00 per share.

(4)      25% of the total shares pursuant to the restricted stock award vested on January 13, 2026, and an additional 1/48th of the total shares shall vest on each monthly anniversary thereafter, in each case, subject to continued service on each applicable vesting date. In the event of an involuntary termination of continued service other than for cause (as defined in the 2025 Stock Plan) in connection with or within 12 months following a change of control (as defined in the 2025 Stock Plan), 100% of the then-unvested shares shall vest on a double trigger basis.

Agreements with our Named Executive Officers

Offer Letters

We have entered into offer letters with each of our named executive officers. Each of these arrangements provide for at-will employment and generally include the named executive officer’s initial base salary and an initial grant of equity awards.

Kurt Terrani

In December 2024, we entered into an offer letter agreement with Mr. Terrani providing for his employment as our Chief Executive Officer. Pursuant to his offer letter, Mr. Terrani was entitled to receive a base salary of $275,000 per year, and was eligible for a target annual performance bonus equal to 25% of his base salary, payable based on his individual performance and our financial results, in the discretion of our board of directors. The offer letter provided that a portion of the performance bonus (in an amount equal to 15% of his base salary) would be guaranteed for Mr. Terrani’s first year of employment. Additionally, Mr. Terrani’s offer letter provides that he will be recommended for an equity incentive award grant.

In June 2026, Mr. Terrani’s offer letter agreement was amended and restated to establish the terms of his employment as our Chief Executive Officer following the initial public offering. The amended and restated offer letter provides for an initial base salary of $300,000, which shall be increased to $500,000 effective upon the closing of this offering. The amended and restated offer letter further provides for a short-term incentive plan target bonus of 75% of his then-current base salary (the “STIP Bonus”), subject to his continued employment on the applicable payment date. For 2026, the STIP Bonus will be measured against role-specific performance milestones set by the board; following the initial public offering, the STIP Bonus will transition to a mix of company financial metrics and strategic objectives set by the compensation committee. The amended and restated offer letter further provides for a one-time cash bonus equal to $225,000, subject to his continued employment on the payment date.

The amended and restated offer letter provides that if the Company terminates Mr. Terrani’s employment without “cause” or he resigns for “good reason” (each as defined in a separation agreement to be entered into between the executive and the Company), he will be entitled to: (i) continued payment of his then-current base salary for a period of 18 months; (ii) payment of his target bonus for such 18 month period, paid in accordance with the Company’s standard payroll schedule; and (iii) subject to his timely election to continue benefits under the Consolidated Omnibus Business Reconciliation Act (“COBRA”), Company-paid COBRA continuation coverage until the earliest of (A) the 18-month anniversary of the termination date; (B) the date he is no longer eligible to receive COBRA coverage; and (C) the date on which he becomes eligible to receive substantially similar coverage from another employer. Receipt of severance benefits will be conditioned upon his execution of a general release of claims in a form acceptable to the Company. In the event that Mr. Terrani’s employment is terminated without cause or he resigns for good reason within 12 months following a change in control, 100% of his then-unvested equity awards shall immediately vest and become exercisable (as applicable). If, within 12 months following the closing of this offering, Mr. Terrani’s employment is terminated without cause or he resigns for good reason, he will receive 12 months of accelerated vesting on all then-unvested equity awards, in addition to the severance benefits described above. Upon any termination of employment other than by the Company for cause, Mr. Terrani will have 12 months following the date of termination to exercise any outstanding vested stock options, notwithstanding any shorter exercise period set forth in the applicable plan or any option agreement. In the event this offering does not close within 12 months of the anticipated offering date, as determined by the Board, any equity awards subject to an initial public offering-related vesting condition will automatically convert to time-based vesting on the same schedule, with the vesting commencement date adjusted to the original grant date.

Keeley Marrocco

In December 2024, we entered into an offer letter agreement with Ms. Marrocco providing for her employment as our Chief Operating Officer. Pursuant to her offer letter, Ms. Marrocco was entitled to receive a base salary of $185,000 per year, and was eligible for a target annual bonus equal to 15% of her base salary, payable based on her individual performance and our financial results, in the discretion of our board of directors. Additionally, Ms. Marrocco’s offer letter provided that she would be recommended for an equity incentive award grant. Ms. Marrocco is eligible to participate in the standard benefit plans offered to our similarly situated employees from time to time, subject to plan terms and our generally applicable policies.

In June 2026, Ms. Marrocco’s offer letter agreement was amended and restated to establish the terms of her employment as our Chief Operating Officer following the initial public offering. The amended and restated offer letter provides for an initial base salary of $200,000, which shall be increased to $350,000 effective upon the closing of this offering. The amended and restated offer letter further provides for a STIP Bonus of 75% of her then-current base salary, subject to her continued employment on the applicable payment date. For 2026, the STIP Bonus will be measured against role-specific performance milestones set by the board; following the initial public offering, the STIP Bonus will transition to a mix of company financial metrics and operational objectives set by the compensation committee. The amended and restated offer letter further provides for a one-time cash bonus equal to $100,000, subject to her continued employment on the payment date.

The amended and restated offer letter provides that if the Company terminates Ms. Marrocco’s employment without “cause” or she resigns for “good reason” (each as defined in a separation agreement to be entered into between the executive and the Company), she will be entitled to: (i) continued payment of her then-current base salary for a period of 12 months; (ii) payment of her target bonus for such 12 month period, paid in accordance with the Company’s standard payroll schedule; and (iii) subject to her timely election to continue benefits under COBRA, Company-paid COBRA continuation coverage until the earliest of (A) the 12-month anniversary of the termination date; (B) the date she is no longer eligible to receive COBRA coverage; and (C) the date on which she becomes eligible to receive substantially similar coverage from another employer. Receipt of severance benefits will be conditioned upon her execution of a general release of claims in a form acceptable to the Company. In the event that Ms. Marrocco’s employment is terminated without cause or she resigns for good reason within 12 months following a change in control, 100% of her then-unvested equity awards shall immediately vest and become exercisable (as applicable). If, within 12 months following the closing of this offering, Ms. Marrocco’s employment is terminated without cause or she resigns for good reason, she will receive 12 months of accelerated vesting on all then-unvested equity awards, in addition to the severance benefits described above. Upon any termination of employment other than by the Company for cause, Ms. Marrocco will have 12 months following the date of termination to exercise any outstanding vested stock options, notwithstanding any shorter exercise period set forth in the applicable plan or any option agreement. In the event this offering does not close within 12 months of the anticipated offering date, as determined by the Board, any equity awards subject to an initial public offering-related vesting condition will automatically convert to time-based vesting on the same schedule, with the vesting commencement date adjusted to the original grant date.

Termination or Change in Control Agreements

As discussed above under “Equity Awards,” the equity awards granted to Mr. Terrani and Ms. Marrocco contain certain acceleration provisions. In addition, as discussed above under “Agreements with our Named Executive Officers — Offer Letters,” the amended and restated offer letter for each of Mr. Terrani and Ms. Marrocco provide severance benefits, including equity award acceleration, in connection with qualifying terminations of employment both related and not related to a change in control.

Other Elements of Compensation and Compensation Policies

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We provide a 401(k) plan to our employees, including our current named executive officers, as discussed in the section below entitled “— 401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

401(k) Plan

We maintain a 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Employees are immediately and fully vested in their contributions. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants up to 4% of an employee’s salary. We intend for our 401(k) plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and earnings on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Pension Benefits

None of our named executive officers participate in or have an account balance in any qualified or non-qualified defined benefit plan sponsored by us.

Nonqualified Deferred Compensation

We have not offered any nonqualified deferred compensation plans or arrangements or entered into any such arrangements with any of our named executive officers.

Clawback Policy

Effective upon the completion of this offering, we will adopt a compensation recoupment policy that complies with the SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Clawback Policy”). The Clawback Policy will require us to recover certain cash or equity-based incentive compensation payments or awards made or granted to an executive officer in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Equity Award Timing Policies and Practices

From time to time, we grant stock options to our named executive officers, our employees and our other service providers. Historically, we have granted new-hire option awards on or soon after a new-hire’s employment start date and refresh, promotion or retention option grants when and as determined by our board of directors. We have no specific policy or practice regarding the timing of options or other equity grants in relation to our public disclosure of material nonpublic information.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation that will be in effect upon the completion of the offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:

•        any breach of the director’s or officer’s duty of loyalty to the Registrant or its stockholders;

•        acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        with respect to directors, under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases);

•        any transaction from which the director or officer derived an improper personal benefit; or

•        with respect to officers, any action by or in the right of the Registrant.

Our restated bylaws will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws will provide that we may indemnify our employees or agents. Our restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to completion of this offering, we also intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

As of the date of this prospectus, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employee Benefit Plans

2025 Stock Plan

General.    Our board of directors adopted our 2025 Stock Plan on May 9, 2025. The 2025 Stock Plan was last amended in June 2026. Our 2025 Stock Plan will be terminated effective upon the effectiveness of the registration statement of which this prospectus forms a part, and no new awards will be granted under our 2025 Stock Plan following this offering, but previously granted awards will continue to be subject to the terms and conditions of the 2025 Stock Plan and the stock award agreements pursuant to which such awards were granted.

Share reserve.    Under our 2025 Stock Plan, we reserved for issuance an aggregate of 22,119,000 shares (with the number of shares reflecting the 2-for-1 stock split of our capital stock that was effected on July 6, 2026). In general, if an award granted under our 2025 Stock Plan expires, terminated, is canceled or otherwise forfeited by a participant, or a share is withheld or received in satisfaction of the exercise price or tax withholding obligation associated with an award, then the number of shares underlying such award will again become available for awards under the 2025 Stock Plan. Following the effectiveness of our 2026 Plan, such shares will again become available for awards under the 2026 Plan.

Plan administration.    Our board of directors has administered the 2025 Stock Plan before this offering. Our board of directors has delegated its authority to administer the 2025 Stock Plan to our compensation committee following this offering.

Types of awards.    Our 2025 Stock Plan provides for incentive and nonstatutory stock options to purchase shares of our common stock, and restricted stock awards. As of the date of this prospectus, we have only issued stock options and restricted stock in connection with early-exercised stock options.

Non-transferability of awards.    Unless the administrator provides otherwise, our 2025 Stock Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an option right may exercise such an award during his or her lifetime. Notwithstanding the foregoing, a non-qualified stock option may be assigned in connection with a participant’s estate plan or pursuant to a domestic relations order.

Certain adjustments.    In the event of certain corporate events or changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2025 Stock Plan, the administrator will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2025 Stock Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Corporate transaction.    The 2025 Stock Plan provides that in the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” becomes the “beneficial owner”, directly or indirectly, of more than

50% of our then outstanding capital stock (each, a “Corporate Transaction”), the administrator may, in its sole and absolute discretion and without the need for the consent of any participant, take one or more of the following actions contingent upon the occurrence of that Corporate Transaction with respect to outstanding stock options and restricted stock granted under the 2025 Stock Plan which provide for: (A) the continuation of such awards by us (if we are the surviving corporation); (B) the assumption of such awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or equity awards for such awards; (D) the cancellation of such awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such awards as of the closing date of such Corporate Transaction over (2) the exercise price or purchase price paid or to be paid for the shares subject to the awards; or (E) the cancellation of any outstanding options or an outstanding right to purchase restricted stock, in either case, for no consideration.

Amendment or termination.    Our board of directors may amend or terminate the 2025 Stock Plan at any time. If our board of directors amends a plan, it does not need to ask for stockholder approval of the amendment unless such amendment is required by applicable law. No further awards will be made under the 2025 Stock Plan after this offering.

2026 Equity Incentive Plan

General.

Our 2026 Equity Incentive Plan (the “2026 Plan”), was adopted by our board of directors on July 1, 2026 and approved by our stockholders on July 2, 2026. The 2026 Plan will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Purpose.

The 2026 Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals, (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our stockholders, and (iii) promote the success of our business.

Types of Equity Awards.

The 2026 Plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, and stock bonuses (all such types of awards, collectively, “equity awards”).

Share Reserve.

Number of Shares

Subject to adjustments as set forth in the 2026 Plan, the maximum aggregate number of shares that may be issued under the 2026 Plan will not exceed 18,125,474 new shares of our Class A common stock (with the number of shares reflecting the 2-for-1 stock split of our capital stock that was effected on July 6, 2026). The shares may be authorized, but unissued, or reacquired Class A common stock. Furthermore, subject to adjustments as set forth in the 2026 Plan, in no event will the maximum aggregate number of shares that may be issued under the 2026 Plan pursuant to incentive stock options exceed the number set forth above plus, to the extent allowable under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the 2026 Plan.

The number of shares available for issuance under the 2026 Plan will be automatically increased on the first day of each fiscal year beginning with the 2027 fiscal year and ending on (and including) the first day of the 2036 fiscal year, in each case, in an amount equal to the lesser of (i) 5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year (calculated on a fully-diluted and as-converted basis), (ii) the number of shares initially reserved for issuance under the 2026 plan, and (iii) such smaller number of shares determined by the board of directors.

Lapsed Awards

To the extent an award issued under the 2026 Plan or the 2025 Stock Plan should expire or be forfeited or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an exchange program, the unissued shares that were subject thereto shall, unless the 2026 Plan shall have been terminated, continue to be available under the 2026 Plan for issuance pursuant to future awards. In addition, any shares which are retained by the Company upon exercise of an award issued under the 2026 Plan or the 2025 Stock Plan in order to satisfy the exercise or purchase price for such award or any withholding taxes due with respect to such sward shall be treated as not issued and shall continue to be available under the 2026 Plan for issuance pursuant to future awards. Shares issued under the 2026 Plan or the 2025 Stock Plan and later forfeited to the Company due to the failure to vest or repurchased by the Company at the original purchase price paid to the Company for the shares (including, without limitation, upon forfeiture to or repurchase by the Company in connection with a participant ceasing to be a service provider) shall again be available for future grant under the 2026 Plan. To the extent an award under the 2026 Plan or the 2025 Stock Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2026 Plan.

Assumption or Substitution of Awards by the Company.

The Plan Administrator (as defined below), from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (i) assuming such award under the 2026 Plan or (ii) granting an award under the 2026 Plan in substitution of such other company’s award. Any awards that are assumed or substituted under the 2026 Plan will not reduce the number of shares authorized for grant under the 2026 Plan or authorized for grant to a participant in any fiscal year.

Eligibility.

Employees, directors and independent contractors of us or our affiliates are all eligible to participate in the 2026 Plan. Incentive stock options may only be granted to employees of ours or of our parents or subsidiaries.

Administration

The 2026 Plan will be administered by our board of directors or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Plan Administrator”).

Subject to the terms of the 2026 Plan, the Plan Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the 2026 Plan; (ii) select the service providers to whom equity awards may be granted under the 2026 Plan; (iii) determine the number of shares to be covered by each equity award granted under the 2026 Plan; (iv) approve forms of equity award agreements for use under the 2026 Plan; (v) determine the terms and conditions, not inconsistent with the terms of the 2026 Plan, of any equity award granted thereunder; (vi) institute and determine the terms and conditions of an exchange program under the terms of the 2026 Plan (subject to stockholder approval); (vii) construe and interpret the terms of the 2026 Plan and equity awards granted pursuant to the 2026 Plan; (viii) correct any defect, supply any omission or reconcile any inconsistency in the 2026 Plan, any equity award or any equity award agreement; (ix) prescribe, amend and rescind rules and regulations relating to the 2026 Plan; (x) modify or amend each equity award (subject to the terms of the 2026 Plan); (xi) adjust performance goals applicable to a participant with respect to an equity award to take into account changes in applicable laws or in accounting or tax rules, or such other extraordinary events or circumstances; (xii) allow participants to satisfy tax withholding obligations in such manner as prescribed in the 2026 Plan; (xiii) authorize any person to execute on our behalf any instrument required to effect the grant of an equity award previously granted by the Plan Administrator; (xiv) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under an equity award; and (xv) make all other determinations deemed necessary or advisable for administering the 2026 Plan.

However, to the extent permitted by applicable law and listing requirements, our board of directors or a committee thereof may delegate to one or more of our directors or officers who may be (but are not required to be) an Insider (i.e. an officer or director of the Company whose transactions are subject to Section 16 of the Exchange Act), the authority to (a) designate employees who are not Insiders to be recipients of equity awards and determine the number of shares subject to equity awards granted to such designated employees, subject to certain restrictions that are set forth in the 2026 Plan and (b) take any and all actions on behalf of our board of directors or a committee thereof other than any actions that affect the amount or form of compensation of insiders or have material tax, accounting, financial, human resource or legal consequences to us or our affiliates.

Members of the Plan Administrator and its delegates are indemnified and held harmless by us from any costs that are imposed on or incurred by such persons in connection with claims due to actions or omissions under the 2026 Plan not attributable to willful misconduct.

Stock Options.

Each stock option will be designated in the equity award agreement as either an incentive stock option (which is entitled to potentially favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to employees.

The term of each stock option will be stated in the equity award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the equity award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of any of our affiliates, the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the equity award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Plan Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in, and in a manner consistent with, Section 424(a) of the Code.

At the time a stock option is granted, the Plan Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may vest or be exercised. The Plan Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment. In the case of an incentive stock option, the Plan Administrator will determine the acceptable form of consideration at the time of grant.

If a participant ceases to be a service provider other than for “cause” (as defined in the 2026 Plan), the participant may exercise his or her stock option within such period of time as is specified in the equity award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the equity award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or disability, and three months following a termination for any other reason. Any outstanding stock option (including any vested portion thereof) held by a participant will immediately terminate in its entirety upon the participant being first notified of his or her termination for cause and the participant will be prohibited from exercising his or her stock option from and after the date of such notification.

Stock Appreciation Rights (SARs).

The Plan Administrator will determine the terms and conditions of each SAR, provided that the exercise price for each SAR will be no less than 100% of the fair market value of the underlying shares of Class A common stock on the date of grant. Upon exercise of a SAR, a participant will receive payment from us in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash, in shares of equivalent value, or in some combination thereof, as determined by the Plan Administrator. SARs are exercisable at the times and on the terms established by the Plan Administrator.

Restricted Stock and RSUs.

Restricted stock awards are grants of shares of Class A common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Plan Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Class A common stock. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout for his or her earned RSUs as determined by the Plan Administrator in the form of cash, shares, or a combination of both.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such an equity award, the Plan Administrator may impose whatever conditions on vesting and such other terms as it determines to be appropriate.

During the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid, in each case with respect to such shares unless the Plan Administrator determines otherwise. All such dividends or other distributions will be subject to the same terms, restrictions and risk of forfeiture as the shares of restricted stock with respect to which the dividends or other distributions accrue and shall not be paid or distributed unless and until such related shares have vested and been earned.

During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Plan Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof. The Plan Administrator may provide that such dividend equivalents shall be paid or distributed when accrued or at a later specified date and, if distributed at a later date, may be deemed to have been reinvested in additional shares, awards, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Plan Administrator may specify. Absent a contrary provision in an award agreement, such dividend equivalents shall be subject to the same terms, restrictions and risk of forfeiture as the restricted stock units with respect to which the dividends accrue and shall not be paid or settled unless and until the related restricted stock units have vested and been earned. To the extent applicable, any such dividend equivalents will comply with Section 409A of the Code or other similar applicable law.

Stock Bonuses.

A stock bonus is an award of shares to a participant without a purchase price that is not subject to any restrictions. The Plan Administrator will determine the number of shares to be awarded to the participant under a stock bonus and any other terms applicable to such stock bonus. A stock bonus may be paid in cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus on the date of payment, as determined in the sole discretion of the Plan Administrator.

Performance Awards.

The Plan Administrator may grant stock options, SARs, restricted stock and RSUs that are subject to the satisfaction of specified performance criteria. The Plan Administrator determines the terms surrounding performance awards, including the required levels of performance with respect to specified business criteria (including any adjustment(s) thereto that will be applied in determining the achievement of such performance criteria), the corresponding amounts payable upon achievement of such levels of performance, and the termination and forfeiture provisions; provided that all performance criteria must be determined when the achievement of such criteria remains substantially uncertain.

The Plan Administrator in its discretion may make performance goals applicable to a participant with respect to an equity award. In the Plan Administrator’s discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenue; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share (basic or diluted); (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; and (27) enterprise resource planning. Equity awards issued to participants may take into account other criteria (including subjective criteria).

Performance goals may differ from participant to participant, performance period to performance period and from equity award to equity award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to us), (iii) on a per share and/or share per capita basis, (iv) against the performance of us as a whole or against any of our affiliate(s), a particular segment(s), a business unit(s) or a product(s) of ours or an individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

Outside Director Limitations.

Equity awards granted during a single fiscal year under the 2026 Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on our board of directors, will not exceed $500,000 in total value for any outside director, except with respect to the first year of service in which case any equity awards granted and cash fees paid will not exceed $1,000,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Such applicable limit will include the value of any equity awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments. Equity awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an outside director will not count for purposes of these limits.

Leaves of Absence/Transfer Between Locations; Time Commitment Change.

The Plan Administrator has the discretion to determine at any time whether and to what extent the vesting of equity awards will be suspended during any leave of absence; provided that in the absence of such determination, vesting of equity awards will continue during any paid leave and will be suspended during any unpaid leave (unless otherwise required by applicable laws). A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between our locations or between us and any of our affiliates. If an employee holds an incentive stock option and such leave exceeds three months then, for purposes of incentive stock option status only, such employee’s service as an employee will be deemed terminated on the first day following such three month period and the incentive stock option will thereafter automatically be treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.

If a participant’s regular level of time commitment in performing services to us or an affiliate of ours is reduced after an equity award is granted, the Plan Administrator has the discretion, subject to applicable laws, to (i) proportionately reduce the number of shares or cash amount subject to equity awards that vest or become payable after such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting schedule of the equity award. If the Plan Administrator makes such a reduction, the participant will no longer have any rights to the portion of the equity award that is so reduced.

Nontransferability of Equity Awards.

Unless determined otherwise by the Plan Administrator, an equity award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, by the laws of descent or distribution, or if we so permit, by beneficiary designation, and may be exercised, during the lifetime of the participant, only by the participant. If the Plan Administrator makes an equity award transferable, such equity award will contain such additional terms and conditions as the Plan Administrator deems appropriate provided, however, that in no event may any equity award be transferred for consideration to a third-party financial institution.

Clawback/Recovery.

The Plan Administrator may specify in an equity award agreement that the participant’s rights, payments, and/or benefits with respect to an equity award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an equity award. Notwithstanding any provisions to the contrary under the 2026 Plan, an equity award granted under the 2026 Plan will be subject to any clawback policy as may be established and/or amended from time to time by us. The Plan Administrator may require a participant to forfeit or return to and/or reimburse us for all or a portion of the equity award and/or shares issued under the equity award, any amounts paid under the equity award, and any payments or proceeds paid or provided upon disposition of the shares issued under the equity award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Adjustment.

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of our common stock or other securities of us or other significant corporate transaction, or other change affecting our common stock occurs, the Plan Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the 2026 Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the 2026 Plan and/or the number, class, kind and price of securities covered by each outstanding equity award; provided that all such adjustments will be made in a manner that does not result in taxation under Section 409A of the Code.

Dissolution or Liquidation.

In the event of the proposed winding up, dissolution or liquidation of us, the Plan Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an equity award will terminate immediately prior to the consummation of such proposed action.

Corporate Transaction.

In the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of our then outstanding capital stock, or (iv) a “change in control” (as defined in the 2026 Plan) each outstanding equity award (vested or unvested) will be treated as the Plan Administrator determines, which determination may provide for one or more of the following: (a) the continuation of such outstanding equity awards (if we are the surviving corporation); (b) the assumption of such outstanding equity awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such equity awards; (d) the cancellation of such equity awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such equity awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the equity award; provided that such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, (subject to applicable laws); (e) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding equity award, lapse of our right to repurchase or re-acquire shares acquired under an equity award or lapse of forfeiture rights with respect to shares acquired under an equity award; (f) the opportunity for participants to exercise their stock options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any stock options not exercised prior thereto for no consideration; or (g) the cancellation of such outstanding equity awards in exchange for no consideration.

Change in Control.

An equity award may be subject to additional acceleration of vesting and exercisability upon or after a “change in control” (as defined in the 2026 Plan) as may be provided in the equity award agreement for such equity award or as may be provided in any other written agreement between us or any of our affiliates and the participant, but in the absence of such provision, no such acceleration will occur (unless otherwise determined by the Plan Administrator).

Amendment, Termination and Duration of the 2026 Plan.

The 2026 Plan will continue in effect for a term of ten (10) years measured from the earlier of the date our board of directors approves the 2026 Plan or the approval of the 2026 Plan by our stockholders, unless terminated earlier under the terms of the 2026 Plan. The Plan Administrator may at any time amend, alter, suspend or terminate the 2026 Plan. No awards may be granted under the 2026 Plan while the 2026 Plan is suspended or after it is terminated.

2026 Employee Stock Purchase Plan

Our 2026 Employee Stock Purchase Plan (“ESPP”) was adopted by our board of directors on July 1, 2026 and approved by our stockholders on July 2, 2026. Our ESPP will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Purpose.

The ESPP provides a means by which eligible employees and/or eligible service providers of either our company or designated related corporations or affiliates (“Designated Companies”) may be given an opportunity to purchase shares of Class A common stock. The ESPP permits us to grant a series of purchase rights to eligible employees and eligible service providers. By means of the ESPP, we seek to (i) retain and assist our related corporations and affiliates in retaining the services of such eligible employees and eligible service providers, (ii) secure and retain the services of new eligible employees and eligible service providers and (iii) provide incentives for such persons to exert maximum efforts for our success and that of our related corporations and affiliates.

Qualified and Non-Qualified Offerings Permitted.

The ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as an “employee stock purchase plan” pursuant to Section 423 of the Code. The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit ESPP participation in a uniform and non-discriminating basis. In addition, the Employee Stock Purchase Plan authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise provided in the ESPP or determined by the ESPP Administrator (as defined below), the Non-423 Component will be operated and administered in the same manner as the 423 Component. Eligible employees will only be able to participate in the 423 Component or Non-423 Component of the ESPP. Eligible service providers will only be able to participate in the Non-423 Component of the ESPP.

Administration.

Our board of directors has the power to delegate administration of the ESPP to a committee composed of not fewer than one member of our board of directors. The ESPP will be administered by our board of directors or a committee thereof (the “ESPP Administrator”). The ESPP Administrator has the final power to construe and interpret both the ESPP and the rights granted under it. The ESPP Administrator has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase Class A common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the 423 Component or Non-423 Component of the ESPP. Whether or not our board of directors has delegated administration of the ESPP to a committee, our board of directors will have the final power to determine all questions of policy and expediency that may arise in the administration of the ESPP.

Restart.

Our board of directors will have the discretion to structure an offering so that if the fair market value of a share on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share on the offering date for that offering, then (i) that offering will terminate immediately as of that first trading day and (ii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new offering period and purchase period.

Stock Subject to ESPP.

Subject to adjustments as provided in the ESPP, the maximum number of shares of Class A common stock that may be issued under the ESPP will not exceed 5,437,642 shares of common stock (with the number of shares reflecting the 2-for-1 stock split of our capital stock that was effected on July 6, 2026), plus the number of shares of common stock that are automatically added on the first day of each fiscal year beginning with the 2027 fiscal year and ending on (and including) the first day of the 2036 fiscal year, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on the last day of the calendar month prior to the date of such automatic increase (calculated on a fully-diluted and as-converted basis), and (ii) an amount equal to the initial share reserve, unless the ESPP Administrator determines prior to the first day of any fiscal year that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Class A common stock. If any purchase right granted under the ESPP terminates without having been exercised in full, the shares of Class A common stock not purchased under such purchase right will again become available for issuance under the ESPP.

Offerings.

The ESPP is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may be comprised of one or more purchase periods. The maximum length for an offering under the ESPP is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of Class A common stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of Class A common stock, subject to certain limitations.

Eligibility.

Purchase rights may be granted only to our employees, employees of designated related corporations or, solely with respect to the Non-423 Component, employees of designated affiliates (other than a designated related corporation) or eligible service providers. The ESPP Administrator may provide that employees will not be eligible to be granted purchase rights under the 423 Component if, on the offering date, the employee (i) has not completed at least 2 years of service since the employee’s last hire date (or such lesser period as the ESPP Administrator may determine), (ii) customarily works not more than 20 hours per week (or such lesser period as the ESPP Administrator may determine), (iii) customarily works not more than 5 months per calendar year (or such lesser period as the ESPP Administrator may determine), (iv) is a highly compensated employee within the meaning of the Code, or (v) has not satisfied such other criteria as the ESPP Administrator may determine consistent with Section 423 of the Code. Unless otherwise determined by the ESPP Administrator for any offering, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee customarily works more than 20 hours per week and more than 5 months per calendar year.

No employee will be eligible for the grant of any purchase rights under the 423 Component if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any related corporation. An eligible employee may be granted purchase rights under the 423 Component only if such purchase rights, together with any other rights granted under all our and any related corporations’ employee stock purchase plans, do not permit such eligible employee’s rights to purchase stock to accrue in excess of $25,000 worth of stock in any calendar year.

Participation in the ESPP.

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares of Class A common stock purchasable either with a percentage or with a maximum dollar amount, as designated by the ESPP Administrator;

provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the ESPP Administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price.

The purchase price of shares of Class A common stock acquired pursuant to purchase rights will be not less than the lesser of (i) 85% of the fair market value of the shares of Class A common stock on the offering date; or (ii) 85% of the fair market value of the shares of Class A common stock on the applicable purchase date (i.e. the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions.

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the ESPP and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Stock.

Our board of directors will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of Class A common stock will be purchased in accordance with such offering. In connection with each offering, the ESPP Administrator may specify a maximum number of shares of Class A common stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of Class A common stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any ESPP Administrator action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of Class A common stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal.

During an offering, a participant may cease making contributions and withdraw from the offering by delivering to us or any third party designated by us a company provided withdrawal form. We may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the ESPP, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Termination of Eligibility.

Purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (i) is no longer an eligible employee or eligible service provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. We will have the exclusive discretion to determine when a participant is no longer actively providing services and the date of the termination of employment or service for purposes of the ESPP. As soon as practicable, we will distribute to such individual all of his or her accumulated but unused contributions without interest.

Leave of Absence.

A participant will not be deemed to have terminated employment or failed to remain continuously employed by us or a Designated Company in the case of sick leave, military leave, or any other leave of absence approved by us; provided that such leave is for a period of not more than three months or reemployment upon the expiration of such leave is guaranteed by contract or statute. We will have sole discretion to determine whether a participant has terminated employment and the effective date on which the participant terminated employment, regardless of any notice period or garden leave required under local law. Where the period of leave exceeds three months and an employee’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three months and one day following the commencement of such leave.

Employment Transfers.

Unless otherwise determined by the ESPP Administrator, a participant whose employment transfers or whose employment terminates with an immediate rehire with no break in service by or between us and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the ESPP or an offering; however, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. In the event that a participant’s purchase right is terminated under the ESPP, we will distribute as soon as practicable to such individual all of his or her accumulated but unused contributions.

Restrictions on Transfer.

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if we so permit, by a beneficiary designation.

Exercise of Purchase Rights.

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of Class A common stock, up to the maximum number of shares of Class A common stock permitted by the ESPP and the applicable offering, at the purchase price specified in the offering. Unless otherwise specified in the offering, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of Class A common stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of Class A common stock to be issued on such exercise under the ESPP are covered by an effective registration statement pursuant to the Securities Act, and the ESPP is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the ESPP. If, on the purchase date, as delayed to the maximum extent permissible, the shares of Class A common stock are not registered and the ESPP is not in material compliance with all applicable laws or regulations, as determined by us in our sole discretion, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest.

Capitalization Adjustments.

In the event of a capitalization adjustment, the ESPP Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the ESPP, (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (iii) the class(es) and number of securities that are the subject of the purchase limits under each ongoing offering.

Dissolution or Liquidation.

In the event of our dissolution or liquidation, the ESPP Administrator will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The ESPP Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Effect of Certain Corporate Transactions.

In the event of: a transfer of all or substantially all of our company’s assets; a merger, consolidation or other capital reorganization or business combination transaction of our company with or into another corporation, entity or person; or the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of Class A common stock prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase. The ESPP Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date unless prior to such date the participant has withdrawn from the offering.

Spin-Off.

In the event of a spin-off or similar transaction involving us, the ESPP Administrator may take actions deemed necessary or appropriate in connection with an ongoing offering and subject to compliance with applicable laws (including the assumption of purchase rights under an ongoing offering by the spun-off company, or shortening an offering and scheduling a new purchase date prior to the closing of such transaction). In the absence of any such action by the ESPP Administrator, a participant in an ongoing offering whose employer ceases to qualify as a related corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the participant had terminated employment.

Amendment, Termination or Suspension of the ESPP.

Our board of directors may amend the ESPP at any time in any respect the ESPP Administrator deems necessary or advisable. However, except with respect to capitalization adjustments described above, stockholder approval will be required for any amendment of the ESPP for which stockholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) increases the number of shares of Class A common stock available for issuance under the ESPP, (ii) expands the class of individuals eligible to become participants and receive purchase rights, (iii) materially increases the benefits accruing to participants under the ESPP or reduces the price at which shares of Class A common stock may be purchased under the ESPP, (iv) extends the term of the ESPP, or (v) expands the types of awards available for issuance under the ESPP, but in each case only to the extent stockholder approval is required by applicable laws.

The ESPP Administrator may suspend or terminate the ESPP at any time. No purchase rights may be granted under the ESPP while the ESPP is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the ESPP will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment.

Executive Incentive Bonus Plan

Our Executive Incentive Bonus Plan (“Bonus Plan”) was adopted by our board of directors on July 1, 2026 and approved by our stockholders on July 2, 2026. The Bonus Plan will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

General

The purpose of the Bonus Plan is to motivate and reward eligible officers and employees of the Company, including the named executive officers, for their contributions toward the achievement of certain performance goals. The Bonus Plan is administered by our compensation committee, which shall have the discretionary authority to interpret the provisions of the Bonus Plan, including all decisions on eligibility to participate, the establishment of performance goals, the number of awards payable under the plan, and the payment of awards. The compensation committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Bonus Plan to one or more directors and/or officers of the Company. The compensation committee may terminate the Bonus Plan at any time, provided such termination shall not affect the payment of any awards accrued under the Bonus Plan prior to the date of the termination. The compensation committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Bonus Plan in whole or in part.

Targets and Performance Criteria

The compensation committee may establish (or previously established) cash bonus targets and corporate performance metrics for a specific performance period or fiscal year pursuant to the Bonus Plan. Corporate performance goals may be based on wide-ranging criteria and metrics described in the plan. However, awards issued to participants may also take into account other factors, including subjective factors. Performance goals may differ from participant to participant, performance period to performance period, and from award to award.

Eligibility and Clawback

Unless otherwise determined by the compensation committee, a participant must be actively employed and in good standing with us on the date the award is paid. The compensation committee may make exceptions to this requirement in the case of retirement, death or disability, an unqualified leave of absence or under other circumstances, as determined by the compensation committee in its sole discretion.

Awards granted under the Bonus Plan are subject to applicable laws and clawback policies requiring forfeiture or repayment of amounts paid under the plan. The compensation committee may require a participant to forfeit or return to and/or reimburse us for any amounts paid with respect to an award, pursuant to the terms of any Company clawback policy or as necessary or appropriate to comply with applicable laws.

Amendment or Termination.

The compensation committee may terminate the Bonus Plan at any time, provided such termination shall not affect the payment of any awards accrued under the Bonus Plan prior to the date of the termination. The compensation committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Bonus Plan in whole or in part; provided, however, that any amendment of the Bonus Plan shall be subject to the approval of our stockholders to the extent required to comply with any applicable laws, regulations or rules.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements, including employment, severance and change in control arrangements and indemnification arrangements described in “Executive Compensation” and the registration rights described in “Description of Capital Stock — Registration Rights,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

•        we have been or are to be a participant;

•        the amount involved exceeds $120,000; and

•        any of our directors, executive officers or holders of more than 5% of any class of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

All information below has been adjusted for the 2-for-1 stock split of our capital stock that was effected on July 6, 2026.

Class B Exchange Agreement and Class B Equity Exchange Agreement

To facilitate the Class B Stock Exchange, we will enter into the Class B Exchange Agreement with Standard Nuclear Trust, an entity affiliated with Mr. Hendrix, pursuant to which, upon the Effective Time, shares of our outstanding Class A common stock beneficially owned by Standard Nuclear Trust as of the Effective Time will be automatically exchanged for an equivalent number of newly issued shares of our Class B common stock.

In addition, we will enter into the Class B Equity Exchange Agreement with Mr. Hendrix pursuant to which, following the completion of this offering, Mr. Hendrix shall have a right (but not an obligation), to require us to exchange up to 4,194,545 shares of Class A common stock for an equivalent number of shares of Class B common stock, consisting of (i) 2,734,687 shares of our Class A common stock that may be received by Mr. Hendrix upon the exercise, vesting, and/or settlement of certain equity awards held by Mr. Hendrix (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock) and (ii) up to 1,459,858 shares of Class A common stock that may be received by Mr. Hendrix upon a distribution by Decisive Point Group following this offering.

Convertible Preferred Stock Financings

In December 2024, we received approximately $32.5 million in gross proceeds from various investors, including entities affiliated with Decisive Point Group, entities affiliated with Welara Capital Partners, entities affiliated with Fundomo, and entities affiliated with Washington Harbour Partners (each of which are holders of more than 5% of a class of our capital stock), pursuant to SAFE Note investments. Pursuant to the terms of the SAFE Note investments, such investments were convertible into preferred stock in connection with our next equity financing at a price equal to the purchase amount divided by the conversion price, which means either: (1) the SAFE price or (2) the discount price (lowest price per share sold in the equity financing multiplied by the discount rate), whichever resulted in a greater number of shares of capital stock. As of the date of this prospectus, we have sold an aggregate of 116,141,488 shares of our convertible preferred stock as follows:

•        14,193,030 shares of Series A-2 preferred stock at a purchase price of $4.9320 per share;

•        26,948,464 shares of Series A preferred stock at a purchase price of $2.59755 per share;

•        65,000,000 shares of Series Seed-1 preferred stock issued upon conversion of SAFE Notes, as described further herein, at an issue price of $0.50 per share; and

•        9,999,994 shares of Series Seed preferred stock at a purchase price of $1.00 per share; and

The purchasers of our convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock — Registration Rights.”

The following tables summarize the convertible preferred stock purchased by our directors, executive officers, and beneficial owners of more than 5% of any class of our capital stock. The terms of these purchases were the same for all purchasers of a particular class of preferred stock.

Name of stockholder	Shares of Series A-2 Preferred Stock	Total Purchase Price
Entities affiliated with Decisive Point Group(1)	1,012,372	$4,993,018.70
Entity affiliated with Welara Capital Partners(2)	1,728,076	$8,522,870.83
Entity affiliated with Fundomo(3)	2,027,576	$10,000,004.83
Entity affiliated with Washington Harbour Partners(4)	1,419,302	$6,999,997.46

____________

(1)      Shares purchased by Decisive Point — Standard Nuclear IV and Decisive Point Ventures II Master Fund, L.P. Entities affiliated with Decisive Point Group, including Decisive Point — Standard Nuclear IV and Decisive Point Ventures II Master Fund, L.P, collectively hold more than 5% of our capital stock. Thomas Hendrix, a member of our board of directors, is a member of Decisive Point Group.

(2)      Shares purchased by Welara Capital Partners Series 3 LLC. Welara Capital Partners Series 3 LLC holds more than 5% of our Class A common stock.

(3)      Shares purchased by ST-1014 Fund I, a series of Fundomo Syndicates, LP. Entities affiliated with Fundomo, including ST-1014 Fund I, a series of Fundomo Syndicates, LP, collectively hold more than 5% of our Class A common stock.

(4)      Shares purchased by Washington Harbour Triso LLC. Entities affiliated with Washington Harbour Partners, including Washington Harbour Triso LLC, collectively hold more than 5% of our Class A common stock.

Name of stockholder	Shares of Series A Preferred Stock	Total Purchase Price
Larger Cross Partners I, LLC(1)	384,978	$999,999.61
Entities affiliated with Decisive Point Group(2)	3,397,264	$8,824,564.64
Entity affiliated with Welara Capital Partners(3)	3,515,018	$9,130,435.01
Entity affiliated with Fundomo(4)	3,849,782	$10,000,001.23
Entity affiliated with Washington Harbour Partners(5)	2,309,868	$5,999,997.62

____________

(1)      The AMP 2014 Protective Trust B, The JFP 2014 Protective Trust B and the JMP 2014 Protective Trust B control Larger Cross Partners I LLC and, consequently, such entities may be deemed the beneficial owner of the shares held by Larger Cross Partners I, LLC and have voting and dispositive control over such securities. Andrew Price is the authorized person for Larger Cross Partners I, LLC. See “Principal Stockholders.”

(2)      Shares purchased by Decisive Point — Standard Nuclear III and Decisive Point Ventures II Master Fund, L.P. Entities affiliated with Decisive Point Group, including Decisive Point — Standard Nuclear III and Decisive Point Ventures II Master Fund, L.P, collectively hold more than 5% of our capital stock. Thomas Hendrix, our Founder and Executive Chairman, is a member of Decisive Point Group.

(3)      Shares purchased by Welara Capital Partners Series 3 LLC, who holds more than 5% of our Class A common stock.

(4)      Shares purchased by Fundomo SN-001, LP. Entities affiliated with Fundomo, including Fundomo SN-001, LP, collectively hold more than 5% of our Class A common stock.

(5)      Shares purchased by Washington Harbour Triso LLC. Entities affiliated with Washington Harbour Partners, including Washington Harbour Triso LLC, collectively hold more than 5% of our Class A common stock.

Name of stockholder	Shares of Series Seed Preferred Stock	Total Purchase Price
Entity affiliated with Decisive Point Group(1)	2,451,678	$2,451,679.00
Entity affiliated with Washington Harbour Partners(2)	833,000	$833,000
Standard Nuclear Trust(3)	20,308	$20,308

____________

(1)      Shares purchased by Decisive Point — Standard Nuclear II. Entities affiliated with Decisive Point Group, including Decisive Point — Standard Nuclear II, collectively hold more than 5% of our capital stock. Thomas Hendrix, a member of our board of directors, is a member of Decisive Point Group.

(2)      Shares purchased by Washington Harbour Triso LLC. Entities affiliated with Washington Harbour Partners, including Washington Harbour Triso LLC, collectively hold more than 5% of our Class A common stock.

(3)      Standard Nuclear Trust is a grantor trust for the benefit of Mr. Hendrix’s immediate family. Andrew Price is the trustee of Standard Nuclear Trust.

Name of stockholder	Shares of Series Seed-1 Preferred Stock	Total Purchase Price
Entity affiliated with Decisive Point Group(1)	9,800,000	$0	(2)
Entity affiliated with Welara Capital Partners(3)	15,000,000	$0	(2)
Entity affiliated with Fundomo(4)	14,000,000	$0	(2)
Entity affiliated with Washington Harbour Partners(5)	4,000,000	$0	(2)
Standard Nuclear Trust(6)	50,000	$0	(2)

____________

(1)      Shares held by Decisive Point — Standard Nuclear I and Decisive Point Ventures II Master Fund, L.P. Entities affiliated with Decisive Point Group, including Decisive Point — Standard Nuclear I and Decisive Point Ventures II Master Fund, L.P., collectively hold more than 5% of our capital stock. Thomas Hendrix, a member of our board of directors, is a member of Decisive Point Group.

(2)      Reflects shares of Series Seed-1 Preferred Stock issued upon conversion of the SAFE Notes at an issue price of $1.00 per share.

(3)      Shares held by Welara Capital Partners Series 3 LLC, who holds more than 5% of our Class A common stock.

(4)      Shares held by ST-1014 Fund I, a series of Fundomo Syndicates, LP. Entities affiliated with Fundomo, including ST-1014 Fund I, a series of Fundomo Syndicates, LP, collectively hold more than 5% of our Class A common stock.

(5)      Shares held by Washington Harbour Triso LLC. Entities affiliated with Washington Harbour Partners, including Washington Harbour Triso LLC, collectively hold more than 5% of our Class A common stock.

(6)      Standard Nuclear Trust is a grantor trust for the benefit of Mr. Hendrix’s immediate family. Andrew Price is the trustee of Standard Nuclear Trust.

Common Stock Issuances

In October 2024, we sold an aggregate of 28,000,000 shares of common stock to members of our board of directors and their affiliated entities, including Thomas Hendrix, Keeley Marrocco and Andrew Price for net cash proceeds of $108.35.

In March 2025, we entered into Share Exchange Agreements (effective as of February 2025) with the holders of our common stock, pursuant to which certain holders exchanged their shares of common stock for an equal number of shares of Class A common stock and certain holders exchanged their shares of common stock for an equal number of shares of Class B common stock. In connection with this offering, certain of these holders of Class B common stock will have their shares converted to Class A common stock on a one-for-one basis pursuant to the Class B Conversion.

Reserved Share Program

At our request, the underwriters have reserved 5% of the shares of Class A common stock to be offered by us under this prospectus for sale, at the initial public offering price, to employees, executive officers, directors, and other related persons of the Company. See the section titled “Underwriting — Reserved Share Program” for additional information.

Other Transactions

In connection with the Series Seed Preferred Stock Financing, we received non-interest-bearing cash advances from Decisive Point — Standard Nuclear II. This short-term cash advance of $1,263,500 from Decisive Point — Standard Nuclear II, together with a separate non-related-party short-term cash advance of $1,231,333, was reclassified from liabilities to equity on February 13, 2025, in connection with the Series Seed Preferred Stock financing. The total reclassification of $2,494,833 was applied as additional consideration for Series Seed preferred equity. As of December 31, 2025, none of such cash advances remained outstanding.

Investors’ Rights, Voting, and Right of First Refusal Agreements

In connection with our convertible preferred stock financings, we entered into an Investors’ Rights Agreement, dated as of January 23, 2026, by and among us and certain stockholders (the “amended and restated investors’ rights agreement”), a Voting Agreement dated January 23, 2026 by and among us and certain stockholders (the “amended and restated voting agreement”) and an amended and restated Right of First Refusal Agreement, dated as of January 23, 2026, by and among us and certain stockholders (the “amended and restated right of first refusal agreement”), pursuant to which we have granted such stockholders party to these agreements registration rights, voting rights, and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. The parties to these agreements include Kurt Terrani, our Chief Executive Officer, Thomas Hendrix, our Founder and Executive Chairman, Keeley Marrocco, our Chief Operating Officer, Decisive Point Group, LLC, of which Mr. Hendrix is a member, entities affiliated with Decisive Point Group including Decisive Point — Standard Nuclear I, Decisive Point — Standard Nuclear II, Decisive Point Ventures II Master Fund, L.P. and Decisive Point — Standard Nuclear III, which collectively own more than 5% of our capital stock, Welara Capital Partners Series 3 LLC, which owns more than 5% of our Class A common stock, entities affiliated with Fundomo, including ST-1014 Fund I, a series of Fundomo Syndicates, LP and Fundomo SN-001, LP, which collectively own more than 5% of our Class A common stock, entities affiliated with Washington Harbour Partners, including Washington Harbour Triso LLC, which collectively own more than 5% of our Class A common stock, and other entities affiliated with our directors, including Standard Nuclear Trust and Larger Cross Partners I, LLC. The amended and restated voting agreement and amended and restated right of first refusal agreement will terminate upon the completion of this offering, and the provisions of the amended and restated investors’ rights agreement will terminate upon the completion of this offering except for the registration rights granted thereunder, as more fully described in “Description of Capital Stock — Registration Rights.” See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Promissory Notes

In June 2025, we issued Keeley Marrocco, our Chief Operating Officer, 2,160,000 shares of Class B common stock at a purchase price of $0.21 per share for a total purchase price of $453,600 pursuant to a Restricted Stock Purchase Agreement. We also concurrently issued Kurt Terrani, our Chief Executive Officer, 3,425,000 shares of Class B common stock at a purchase price of $0.21 per share for a total purchase price of $719,250. 100% of the shares of restricted stock issued to Ms. Marrocco and Mr. Terrani were initially subject to our ability under the 2025 Plan to repurchase such shares at the original purchase price thereof upon such employee’s termination, subject to the vesting terms and certain other conditions (the “Repurchase Option”). The scheduled vesting provides that 25% of the shares were released from the Repurchase Option on January 13, 2026, with an additional 1/48th released monthly thereafter. In connection with the issuance of such restricted stock, Mr. Terrani and Ms. Marrocco granted an irrevocable proxy to Mr. Hendrix, giving Mr. Hendrix full power and substitution to vote such shares in any and all matters. Such proxies were terminated upon Mr. Terrani’s and Ms. Marrocco’s respective conversion of their Class B common stock to Class A common stock prior to the completion of this offering.

In connection with the purchase of the restricted stock discussed above, we loaned Ms. Marrocco and Mr. Terrani the full purchase prices of their shares of restricted stock ($453,600 and $719,250, respectively) under promissory notes bearing interest at 4.07% per annum, compounded annually. Each promissory note is secured by a pledge of the purchased shares. Each note is 50% recourse to the executives personally and 50% nonrecourse, secured solely by the shares. Each note is due in full on the ninth anniversary of issuance, or earlier upon the occurrence of certain events, including termination of employment, and the completion of this offering, subject to applicable repayment terms. In connection with the completion of this offering, the promissory notes will be paid off in full.

In May 2026, we issued Kevin Harrill, our Chief Financial Officer, 941,222 shares of Class B common stock at a purchase price of $1.635 per share for a total purchase price of $1,538,897.97 pursuant to Restricted Stock Purchase Agreements. 100% of the shares of restricted stock issued to Mr. Harrill were initially subject to the Repurchase Option. With respect to 877,682 of such shares, the scheduled vesting provides that 25% of the shares shall be released from the Repurchase Option on the 12-month anniversary of March 9, 2026, with an additional 3/48th released quarterly thereafter, subject to Mr. Harrill’s continuous service through each vesting date. In the event that Mr. Harrill’s service is terminated by the Company other than for “cause” or by Mr. Harrill for “good reason” within 12 months following a “change of control” of the Company, then 100% of the unvested shares will vest and be released from the Company repurchase option on an accelerated basis. In the event that Mr. Harrill’s service is terminated by the Company other than for “cause” or by Mr. Harrill for “good reason” within 24 months following March 9, 2026, then 100% of the unvested shares which would have vested within 12 months after such termination will vest and be released from the Company repurchase option on an accelerated basis. With respect to the remaining 63,540 shares, 100% of such shares shall vest upon the consummation of this offering, subject to Mr. Harrill’s continuous service through such date. In connection with the issuance of such restricted stock, Mr. Harrill granted an irrevocable proxy to Mr. Hendrix, giving Mr. Hendrix full power and substitution to vote such shares in any and all matters. Such proxy was terminated upon Mr. Harrill’s conversion of his Class B common stock to Class A common stock prior to the completion of this offering.

In connection with Mr. Harrill’s purchase of the restricted stock discussed above, we loaned Mr. Harrill the full purchase price of his shares of restricted stock ($1,435,010.07 and $103,887.90, respectively) under promissory notes bearing interest at 4.08% per annum, compounded annually. Each promissory note is secured by a pledge of the purchased shares. Each note is 50% recourse to Mr. Harrill personally and 50% nonrecourse, secured solely by the shares. Each note is due in full on the ninth anniversary of issuance, or earlier upon the occurrence of certain events, including termination of employment, and the completion of this offering, subject to applicable repayment terms. In connection with the completion of this offering, the promissory notes will be paid off in full.

Neutroelectric, LLC

In September 2025, we entered into a Master Services Agreement with Neutroelectric, LLC (“Neutroelectric”), pursuant to which Neutroelectric provides specialized engineering and design services to us on a project basis under individually negotiated statements of work. Neutroelectric is owned and operated by Danielle Castley, the spouse of Kurt Terrani, our Chief Executive Officer. The Master Services Agreement has a two-year term and provides for Neutroelectric to furnish services to us as an independent contractor, with compensation determined on a per-project basis as set forth in each statement of work. As of the date of this prospectus, we have paid Neutroelectric approximately $240,000 in the aggregate under the Master Services Agreement and related statements of work.

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers, including stock option grants and agreements with executive officers.

Indemnification of Directors and Officers

See “Executive Compensation — Limitation of Liability and Indemnification of Directors and Officers” for information on our indemnification arrangements with our directors and executive officers.

Review, Approval or Ratification of Transactions with Related Parties

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our capital stock and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our capital stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to our company and in the best interest of all of our stockholders.

Principal Stockholders

The following table presents information as to the beneficial ownership of our common stock as of June 30, 2026 and as adjusted to reflect our sale of common stock in this offering, by:

•        each stockholder known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

•        each of our directors;

•        each of our named executive officers; and

•        all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of June 30, 2026 are deemed to be outstanding and to be beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before the completion of this offering is based on 150,673,542 shares of our common stock outstanding on June 30, 2026, which includes 139,095,234 shares of our Class A common stock and 11,578,308 shares of our Class B common stock outstanding as of June 30, 2026 (and assumes the Stock Split, Preferred Conversion, the Class B Stock Exchange and the Class B Conversion). Each share of our Class B common stock is entitled to 20 votes per share on all matters submitted to a vote of the stockholders, including the election of directors.

Percentage ownership of our common stock after the offering (assuming no exercise of the underwriters’ option to purchase 1,500,000 additional shares of our Class A common stock) also assumes the foregoing and assumes the sale of 10,000,000 shares of Class A common stock in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Standard Nuclear, Inc., 200 Europia Ave., Oak Ridge, TN 37830.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering					Shares Beneficially Owned After the Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power	Class A Common Stock		Class B Common Stock		% of Total Voting Power
	Shares	%	Shares	%		Shares	%	Shares	%
5% or Greater Stockholders:
Entities affiliated with Decisive Point Group(1)	25,313,314	18.2	—	—	6.8	25,313,314	17.0	—	—	6.6
Larger Cross Partners I, LLC(2)	10,384,978	7.5	—	—	2.8	10,384,978	7.0	—	—	2.7
Standard Nuclear Trust(3)	—	—	5,824,308	50.3	31.4	—	—	5,824,308	50.3	30.6
Welara Capital Partners Series 3 LLC(4)	20,243,094	14.6	—	—	5.5	20,243,094	13.6	—	—	5.3
Entities affiliated with Fundomo(5)	19,877,358	14.3	—	—	5.4	19,877,358	13.3	—	—	5.2
Washington Harbour Triso LLC(6)	8,562,170	6.2	—	—	2.3	8,562,170	5.7	—	—	2.2
Named Executive Officers and Directors:
Kurt Terrani (7)	3,615,084	2.6	—	—	*	3,615,084	2.4	—	—	*
Keeley Marrocco(8)	3,076,034	2.2	—	—	*	3,076,034	2.1	—	—	*
Thomas Hendrix(3)(9)	—	—	11,578,308	100	62.5	—	—	11,578,308	100	60.8
Alexander Matina(10)	79,165	*	—	—	*	79,165	*	—	—	*
Donald Moul	—	—	—	—	—	—	—	—	—	—
A. Scott Miller	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (8 persons)	7,812,667	5.6	11,578,308	100	64.5	7,812,667	5.2	11,578,308	100	62.8

____________

*        Represents beneficial ownership of less than 1% of our outstanding shares of our Class A common stock or Class B common stock.

(1)     Decisive Point Group, Decisive Point — Standard Nuclear I, Decisive Point — Standard Nuclear II, Decisive Point — Standard Nuclear III, Decisive Point — Standard Nuclear IV, LLC and Decisive Point Ventures II Master Fund, L.P. are the record holders of such shares (collectively, the “Decisive Point Shares”). Decisive Point Ventures Fund II GP, LLC is

the manager (the “Manager”) of Decisive Point Ventures II Master Fund, L.P., Decisive Point — Standard Nuclear I, Decisive Point — Standard Nuclear II, Decisive Point — Standard Nuclear III and Decisive Point — Standard Nuclear IV, LLC. Decisive Point Group is the parent of the Manager and may be deemed the beneficial owner of the Decisive Point Shares and have voting and dispositive control over such securities. Thomas Hendrix, our chairman, is a member of Decisive Point Group. The address for the Decisive Point entities is 330 Railroad Avenue, Suite 201, Greenwich, CT 06830.

(2)      Larger Cross Partners I, LLC is the record holder of such shares. The AMP 2014 Protective Trust B, The JFP 2014 Protective Trust B and the JMP 2014 Protective Trust B control Larger Cross Partners I LLC and, consequently, such entities may be deemed the beneficial owner of the shares held by Larger Cross Partners I, LLC and have voting and dispositive control over such securities. Andrew Price is the authorized person for Larger Cross Partners I, LLC. The address for Larger Cross Partners is 16192 Coastal Highway Lewes, DE 19958.

(3)      Standard Nuclear Trust is a grantor trust for the benefit of Mr. Hendrix’s immediate family and is the record holder of such shares. Andrew Price is the trustee of Standard Nuclear Trust. Pursuant to a voting agreement entered between Standard Nuclear Trust and Mr. Hendrix, Mr. Hendrix has sole voting and dispositive control over such securities. The address for Standard Nuclear Trust is 16192 Coastal Highway Lewes, DE 19958.

(4)      Welara Capital Partners Series 3 LLC is the record holder of such shares. Welara Capital Partners LLC is the controlling entity of Welara Capital Partners Series 3 LLC. Colette K. Young is the managing member of Welara Capital Partners LLC and consequently may be deemed the beneficial owner of the shares held by Welara Capital Partners Series 3 LLC and have voting and dispositive control over such securities. The address of Welara Capital Partners Series 3 LLC is 200 Central Park South, New York, New York 10019.

(5)      ST-1014 Fund I, a series of Fundomo Syndicates, LP, Fundomo SN-001, LP and Fundomo SN-002, LP are the record holders of such shares. Fund GP, LLC is the general partner of ST-1014 Fund I, Fundomo SN-001 GP, LLC is the general partner of Fundomo SN-001, LP and Fundomo SN-002 GP, LLC is the general partner of Fundomo SN-002, LP. Consequently, such entities may be deemed the beneficial owner of the shares held by ST-1014 Fund I (in the case of Fund GP, LLC), Fundomo SN-001, LP (in the case of Fundomo SN-001 GP, LLC) and Fundomo SN-002, LP (in the case of Fundomo SN-002 GP, LLC) and have voting and dispositive control over such securities. Joshua Cowdin is the authorized signatory for Fund GP, LLC, and Corey Nobile and Siranush Babakhanova are the managers of Fundomo SN-001 GP, LLC and Fundomo SN-002 GP, LLC. The address of ST-1014 Fund I is PO Box 3217, Seattle, WA 98114 and the address of Fundomo SN-001, LP and Fundomo SN-002, LP is 401 Park Ave S, 10th Floor New York, NY 10016.

(6)      Washington Harbour Triso LLC is the record holder of such shares. Washington Harbour Partners, LP. is the investment manager of Washington Harbour Triso LLC. Mina Faltas controls Washington Harbour Partners, LP and consequently may be deemed the beneficial owner of the shares held by Washington Harbour Triso LLC and have voting and dispositive control over such securities. The address for Washington Harbour Triso LLC is 1201 Wilson Blvd, Suite 2210, Arlington, VA 22209.

(7)      Consists of (i) 3,425,000 shares of restricted stock, with 2,211,980 of such shares subject to a repurchase option in favor of the Company pursuant to which the Company may repurchase such shares at the original purchase price thereof upon Mr. Terrani’s termination, and in connection with which Mr. Terrani may not dispose of such shares while they are subject to the Company’s repurchase option, and (ii) 190,084 shares of Class A common stock underlying stock options held by Mr. Terrani that will become exercisable upon the consummation of this offering.

(8)      Consists of (i) 2,160,000 shares of restricted stock, with 1,395,000 of such shares subject to a repurchase option in favor of the Company pursuant to which the Company may repurchase such shares at the original purchase price thereof upon Ms. Marrocco’s termination, and in connection with which Ms. Marrocco may not dispose of such shares while they are subject to the Company’s repurchase option, and (ii) 76,034 shares of Class A common stock underlying stock options held by Ms. Marrocco that will become exercisable upon the consummation of this offering.

(9)      Consists of (i) 5,754,000 shares of Class B Common Stock held by Mr. Hendrix in his individual capacity and (ii) 5,824,308 shares of Class B Common Stock held by Standard Nuclear Trust, a grantor trust for the benefit of Mr. Hendrix’s immediate family.

(10)    Consists of (i) 70,832 shares of Class A Common Stock underlying stock options held by Mr. Matina that are exercisable as of June 30, 2026 and (ii) 8,333 shares of Class A Common Stock underlying stock options held by Mr. Matina that will become exercisable within 60 days of June 30, 2026.

Description of Capital Stock

The following description summarizes the most important terms of our capital stock, as they will be in effect following the completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Our restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. Upon the completion of this offering, our authorized capital stock will consist of:

•        464,000,000 shares of Class A common stock, $0.00001 par value per share;

•        16,000,000 shares of Class B common stock, $0.00001 par value per share; and

•        20,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

Assuming the occurrence of the Class B Conversion, Class B Stock Exchange and the Preferred Conversion, which will all occur immediately prior to the completion of this offering, as of June 30, 2026, there were 139,095,234 shares of our Class A common stock and 11,578,308 shares of Class B common stock outstanding, held by 69 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the NYSE listing rules, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. Upon the effectiveness of the registration statement of which this prospectus forms a part, all outstanding shares of our convertible preferred stock will be converted into shares of our Class A common stock.

Dividend Rights

Subject to preferences that may apply to shares of convertible preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 20 votes per share, on all matters submitted to a vote of stockholders. Holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•        if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•        if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our restated certificate of incorporation and restated bylaws establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in our restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earlier of (i) twelve months following the death or disability of Mr. Hendrix, (ii) upon the first trading day on or after such date that the outstanding shares of Class B common stock represent less than 5% of the aggregate then-outstanding Class A common stock and Class B common stock or (iii) upon the first trading day on or after such date that (A) Mr. Hendrix is no longer providing services to the Company as an officer, employee or consultant and (B) Mr. Hendrix is not a director of the Company as a result of a voluntary resignation by Mr. Hendrix from our board of directors or as a result of a written request or agreement by Mr. Hendrix not to be renominated as a director of the Company at an annual or special meeting of stockholders, which, in instances (i)-(iii) above, may be extended to 18 months upon affirmative approval of a majority of the independent directors.

A transfer of Class B common stock will not trigger an automatic conversion of such stock to Class A common stock if it is a permitted transfer, which is a transfer by a holder of Class B common stock to certain persons specified as a ‘Permitted Transferee’ in our restated certificate of incorporation, and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-assessable

All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Immediately prior to the completion of this offering, all of our previously outstanding shares of convertible preferred stock will have been converted into 116,141,488 shares of our Class A common stock, there will be no authorized shares of our convertible preferred stock and we will have no shares of convertible preferred stock outstanding. Under the terms of our restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting, and other rights, preferences, and privileges of the shares of each series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of Class A common stock and Class B common stock. We have no current plans to issue any shares of preferred stock.

Options

As of June 30, 2026, we had outstanding options to purchase an aggregate of 12,455,722 shares of our Class A common stock, with a weighted-average exercise price of $0.60 per share under the 2025 Stock Plan.

Restricted Stock

As of June 30, 2026, as part of a grant under the 2025 Stock Plan, we issued 6,526,222 shares of our Class B common stock pursuant to Restricted Stock Purchase Agreements (the “Restricted Stock Awards”) all of which are expected to be converted to Class A common stock as part of the Class B Conversion. Such shares of Class B common stock are subject to the Repurchase Option (as defined above).

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our convertible preferred stock have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

The registration rights set forth in the amended and restated investors’ rights agreement will expire five years following the date of this prospectus, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of our common stock and is able to sell all of its Registrable Securities, as defined in the amended and restated investors’ rights agreement, without registration pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include, subject to certain conditions. Holders of substantially all of our shares with the registration rights described below have entered into agreements with the underwriters prohibiting the exercise of these registration rights for 180 days following the date of this prospectus. For a description of these agreements, see “Underwriting.”

Demand Registration Rights

After the completion of this offering, the holders of a majority of the registrable securities under the amended and restated investors’ rights agreement will be entitled to certain demand registration rights. At any time beginning six months after the date of this prospectus, the holders of a majority of these shares may request that we register all or a portion of their shares. We are obligated to effect only one such registration. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $20 million.

Piggyback Registration Rights

After the date of this prospectus, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable securities under the amended and restated investors’ rights agreement will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating solely to the sale of securities to participants in our stock plans, (2) a registration relating to a transaction covered by Rule 145 under the Securities Act, (3) a registration in which the only stock being registered is common stock upon conversion of debt securities also being registered, or (4) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering. For the avoidance of doubt, such piggyback registration rights shall not apply to this offering.

Form S-3 registration rights

After the date of this prospectus, the holders of registrable securities under the amended and restated investors’ rights agreement will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered, net of net of underwriting discounts and commissions, would equal or exceed $5.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our restated certificate of incorporation, and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Dual Class Stock

So long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of our then-outstanding Class A common stock and Class B common stock, Mr. Hendrix will effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of the Company, which will have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Stockholder Meetings

Our restated certificate of incorporation will provide that a special meeting of stockholders may be called only by the chairperson of our board, chief executive officer, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that, prior to the Voting Threshold Date, our stockholders will be able to take action by written consent. From and after the Voting Threshold Date, our stockholders will no longer be able to take action by written consent and will only be able to take action at an annual or special meeting of our stockholders.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Composition of Our Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

Our restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Coting

Our restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Supermajority Approvals

Our amended and restated certificate of incorporation provides that, from and after the Voting Threshold Date, certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the combined voting power of our then-outstanding shares of Class A and Class B common stock, provided that, if such amendments are approved by two-thirds of the whole board of directors, they will only require the approval of a majority of the combined voting power of all the then-outstanding shares of Class A and Class B common stock. In addition, prior to the Voting Threshold Date, our amended and restated bylaws may be amended by the affirmative vote of a majority of the combined voting power of all the then-outstanding shares of Class A and Class B common stock, and after the Voting Threshold Date, the affirmative vote of at least two-thirds of the combined voting power of all the then-outstanding shares of Class A and Class B common stock. These provisions will have the effect of making it more difficult for our stockholders to amend our restated certificate of incorporation or restated bylaws to remove or modify certain provisions.

Delaware Anti-takeover Statute

In general, Section 203 of the DGCL prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL, until after the Voting Threshold Date. At that time, such election shall be automatically withdrawn and we will thereafter be governed by the “business combination” provisions of Section 203 of the DGCL.

Choice of Forum

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

While courts in Delaware and several other jurisdictions have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action and there can be no assurance that the provisions will be enforced by a court.

The provisions of Delaware law, our restated certificate of incorporation, and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Stock Exchange Listing

We have been approved for the listing of our Class A common stock on the NYSE under the symbol “STDN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 28 Liberty Street, 53rd Floor, New York, NY 10005.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding options or settlement of outstanding RSUs, or upon conversion of Class B common stock, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares of capital stock outstanding as of June 30, 2026, and assuming (i) the issuance of 10,000,000 shares of Class A common stock in this offering, (ii) the Class B Stock Exchange, (iii) the Class B Conversion; and (iv) the Preferred Conversion, we will have 149,095,234 shares of Class A common stock and 11,578,308 shares of Class B common stock outstanding. Of these outstanding shares, all of the 10,000,000 shares of Class A common stock sold in this offering will be freely tradable, except (1) any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, or Rule 144, which may only be sold in compliance with the limitations described below and (2) any shares subject to contractual restrictions, including under the lock-up agreements described below under “— Lock-up Agreements and Market Standoff Provisions.”

The remaining outstanding shares of our Class B common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, or Rule 701, each of which is summarized below. In addition, all of our securityholders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they agreed, subject to specific exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus.

Lock-up Agreements and Market Standoff Provisions

In connection with this offering, we, our directors, executive officers and our other existing security holders have entered into lock-up agreements or are subject to market standoff provisions in agreements with us that, for a period of 180 days after the date of this prospectus, and subject to certain exceptions, prohibit us and them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our Class A common stock or any securities convertible into or exercisable for shares of our Class A common stock (including our Class B common stock), without the prior written consent of the representatives.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed in this prospectus. See “Underwriting” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market stand-off provisions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•        1% of the number of shares of Class A common stock then outstanding, which will equal approximately 1,490,952 shares immediately after this offering; or

•        the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information and holding period requirements of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements or are subject to market standoff provisions as described under “— Lock-up Agreements and Market Standoff Provisions” above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration Statement on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issuable or reserved for issuance under our 2025 Plan, 2026 Plan and our ESPP. Such registration statement became effective upon filing with the SEC, and shares of our Class A common stock covered by such registration statement are eligible for resale in the public market, subject to the lock-up agreements and market standoff provisions described in this prospectus.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, certain holders of our common stock (including shares issuable upon the Preferred Conversion), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Certain Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of our Class A Common Stock

The following is a summary of certain material U.S. federal income tax consequences to “non-U.S. holders” (as defined below) relating to the ownership and taxable disposition of our Class A common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, or the Code, as amended, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion does not address the tax considerations arising under the alternative minimum tax, the net investment income tax, the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•        banks, insurance companies or other financial institutions;

•        partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•        corporations that accumulate earnings to avoid U.S. federal income tax;

•        tax-exempt or governmental organizations or tax-qualified retirement plans;

•        real estate investment trusts or regulated investment companies;

•        controlled foreign corporations or passive foreign investment companies;

•        persons who acquired our Class A common stock pursuant to the exercise of an employee stock option or otherwise as compensation for services;

•        brokers or dealers in securities or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        persons that own, or are deemed to own, more than 5% of our Class A common stock;

•        certain former citizens or long-term residents of the United States;

•        persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•        persons required to accelerate the recognition of any item of gross income with respect to our Class A common stock as a result of such income being recognized on an applicable financial statement;

•        persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•        persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or owner and the activities of the partnership or entity. Accordingly, this discussion does not address U.S. federal income tax considerations applicable to partnerships that hold our Class A common stock, and partnerships and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and taxable disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this section, a “non-U.S. holder” is any beneficial owner of our Class A common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes, that is not:

•        an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•        a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•        a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•        an estate whose income is subject to U.S. federal income tax regardless of source.

Distributions

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our Class A common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our Class A common stock, and thereafter will be treated as capital gain. Distributions treated as dividends on our Class A common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an applicable tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or other applicable form).

If, however, a dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis in substantially the same manner as a U.S. person. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Sale of Class A common stock

Subject to the discussion below of FATCA and backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or other taxable disposition of our Class A common stock unless:

•        such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

•        such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the U.S.); or

•        our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock.

A non-U.S. holder that is an individual and who is present in the U.S. for 183 days or more in the taxable year of such sale or disposition, if certain other conditions are met, will be subject to tax at a gross rate of 30% on the amount by which such non-U.S. holder’s taxable capital gains allocable to U.S. sources, including gain from the sale or other disposition of our Class A common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable tax treaty.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax on a net income basis in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we currently are a USRPHC, however there can be no assurances that we are not now nor will become a USRPHC in the future. If, however, we were a USRPHC during the applicable testing period, as long as our Class A common stock is regularly traded on an established securities market, our Class A common stock will be treated as U.S. real property interests only for a non-U.S. holder who actually or constructively holds (at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period) more than 5% of such Class A common stock.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid with respect to our Class A common stock to a non-U.S. holder and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds on the disposition with respect to our Class A common stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless the non-U.S. holder establishes an exemption, for example by properly certifying the non-U.S. holder’s status on a Form W-8BEN or another appropriate form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act, or FATCA

Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), impose U.S. federal withholding tax of 30% on certain types of U.S. source “withholdable payments” (including dividends and the gross proceeds from the sale, exchange or other taxable disposition of U.S. stock) to “foreign financial institutions,” which are broadly defined for this purpose, and other non-U.S. entities in connection with the failure to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institutions or entities. The obligation to withhold under FATCA applies to any dividends on our Class A common stock. While withholding under FATCA would have applied to gross proceeds from the sale, exchange or other taxable disposition of our Class A common stock and to certain “pass-thru” payments received with respect to instruments held through foreign financial institutions after the date on which applicable final Treasury regulations are issued, proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely and limit FATCA withholding on these “pass-thru” payments to those payments made two years after the date on which applicable final Treasury regulations are issued. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of the sale, exchange or other taxable disposition of our Class A common stock, including the consequences of any proposed change in applicable laws.

Underwriting

BofA Securities, Inc. and Goldman Sachs & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	4,700,000
Goldman Sachs & Co. LLC	2,000,000
Barclays Capital Inc.	950,000
UBS Securities LLC	800,000
Evercore Group L.L.C.	500,000
RBC Capital Markets, LLC	500,000
William Blair & Company, L.L.C.	300,000
Stifel, Nicolaus & Company, Incorporated	250,000
Total	10,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of Class A common stock sold under the underwriting agreement if any of these shares of Class A common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of Class A common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.54 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

	Per Share	Without Option	With Option
Public offering price	$15.00	$150,000,000.00	$172,500,000.00
Underwriting discount	$0.90	$9,000,000.00	$10,350,000.00
Proceeds, before expenses, to us	$14.10	$141,000,000.00	$162,150,000.00

The expenses of the offering, not including the underwriting discount, are estimated at approximately $4.5 million and are payable by us. We have agreed to reimburse the underwriters for certain expenses and fees related to the review by FINRA, in an amount not to exceed $40,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,500,000 additional shares of Class A common stock from us at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Class A common stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers, directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus (the “restricted period”) without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•        offer, pledge, sell or contract to sell any common stock,

•        sell any option or contract to purchase any common stock,

•        purchase any option or contract to sell any common stock,

•        grant any option, right or warrant for the sale of any common stock,

•        lend or otherwise dispose of or transfer any common stock,

•        request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•        enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock, and to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition (the “lock-up securities”).

Our agreement does not apply to (1) sales to the underwriters pursuant to the underwriting agreement, (2) any shares of common stock issued by us upon the exercise of an option or warrant, settlement of other equity awards or the conversion or exchange of a security outstanding on the date of the underwriting agreement and referred to this prospectus, including the Class B Conversion and the Class B Stock Exchange, (3) any shares of common stock issued or options to purchase common stock or other equity awards granted pursuant to our existing employee benefit or equity incentive plans described in this prospectus, (4) any shares of common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan described in this prospectus, (5) the establishment or amendment of a trading plan on behalf of a stockholder or our officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period, (6) the reacquisition or withholding of all or a portion of shares of common stock subject to an equity award to satisfy a tax withholding obligation in connection with the vesting, exercise or settlement of such equity award or to satisfy the purchase price or exercise price of such equity award, (7) the filing of a registration statement on Form S-8 or any successor form thereto with respect to the registration of securities to be offered under any of our employee benefit or equity incentive plans described in this prospectus, (8) the issuance of shares of common stock, restricted stock awards or securities convertible into or exercisable or exchangeable for shares of common stock in connection with (i) the acquisition of the securities, business, property or other assets of another person or pursuant to any employee benefit plan assumed in connection with any such acquisition, (ii) joint ventures, (iii) collaboration, licensing, or commercial relationships or (iv) other strategic transactions with a bona fide business purpose, provided that the aggregate number of shares of common stock, restricted stock awards and shares of common stock issuable upon the conversion, exercise or exchange of securities (on an as converted or as exercised basis, as the case may be) issued pursuant to this clause (8) shall not exceed 10.0% of the total number of shares of common stock issued and outstanding immediately following the issuance and sale of the securities at the time and date of their payment and delivery pursuant to the underwriting agreement and provided, further, that in the case of clauses (2), (3), (4), and (8), we shall either (a) cause a recipient of such securities to execute and deliver to the representatives, on or prior to the issuance of such securities a lock-up agreement substantially in the form attached to the underwriting agreement for the remainder of the restricted period, which we agree will not waive or amend without the prior written consent of the representatives or (b) if such recipient is subject to market standoff provisions in agreements with us, agree to not waive or amend such market standoff provisions for the remainder of the restricted period, or (9) the confidential submission by us of any registration statement with the SEC in respect of any shares of common stock, provided that (i) no public filing with the SEC or any other public announcement may be made during the restricted period in relation to such registration, (ii) the representatives must have received prior written notice from us of a confidential submission of a registration statement with the SEC during the restricted period at least five (5) business days prior to such submission and (iii) no securities of ours may be sold, distributed or exchanged during the restricted period.

The agreements of our executive officers, directors and substantially all of our other existing security holders, do not apply to lock-up securities that are transferred or otherwise disposed of (1) as a bona fide gift or gifts, including, without limitation, gifts to a trust, to a charitable organization or educational institution, or for bona fide estate planning purposes, (2) upon death or by will, testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such holder, (3) to any immediate family member or any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such holder or one or more immediate family members of such holder, or if the holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (4) to any corporation, partnership, limited liability company or other entity of which such holder or the immediate family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (5) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or pursuant to an order of a court or regulatory agency having jurisdiction over such holder, (6) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (5) above, (7) if such holder is a corporation, partnership, limited liability company, trust or other business entity, (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of such holder, or to any investment fund or other entity that is directly or indirectly controlling, controlled by, managing or managed by or under common control with such holder or affiliates of the holder (including, for the avoidance of doubt, where such holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a distribution, transfer or disposition to current or former limited partners, limited liability company members, managers, equityholders or stockholders of such holder or holders of similar equity interests in the holder or to the estates of any such limited partners, limited liability company members, managers, equityholders or stockholders, (8) to us (i) upon such holder’s death, disability or termination of employment or other service relationship with us; provided that such shares of lock-up securities were issued to the holder pursuant to an agreement or equity award granted pursuant to a stock incentive or other employee benefit plan, option, warrant or other right disclosed in this prospectus, or (ii) pursuant to agreements under which we have the option to repurchase shares, (9) to us pursuant to the vesting, settlement or exercise of restricted stock units, restricted stock, options, warrants or other rights to purchase common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, restricted stock, options, warrants or rights, provided that any such restricted stock units, restricted stock, options, warrants or rights are held by such holder pursuant to an agreement or equity award granted under a stock incentive plan or other employee benefit plan, each of which is disclosed in this prospectus, (10) in “sell to cover” or similar open market transactions to satisfy any exercise price or tax withholding obligations as a result of the exercise, vesting and/or settlement of our equity awards (including options) held by such holder and issued pursuant to a plan or arrangement described in this prospectus, provided that, any such shares of common stock retained by such holder after giving effect to this provision shall be subject to the terms of this agreement, and provided further, that no public disclosure or filing shall be made voluntarily during the restricted period nor shall be required within 30 days after the date of this prospectus, and after such 30th day, any filing under Section 16(a) of the Exchange Act during the restricted period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause (10), (11) if such holder is not one of our officers or directors, in connection with a sale of the holder’s Class A common stock acquired (i) from the underwriters in the initial public offering or (ii) in open market transactions after the closing date of the initial public offering, (12) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, made to all holders of common stock that has been approved by our board of directors, which results in any person or group of persons becoming the beneficial owners (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 50% of our outstanding voting securities (or the surviving entity); provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the lock-up securities shall remain subject to the provisions of the lock-up agreement, or, in the case of Mr. Hendrix, (13) certain permitted transfers of Class B Common Stock or the conversion of Class B Common Stock into shares of Class A Common Stock pursuant to agreements with us as described in this prospectus, provided that, in each case, (i) such shares received upon conversion shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement; and (ii) any filing required under Section 16(a) of the Exchange Act during the restricted period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause (13); provided that (A) in the case of clauses (1) to (7), the representatives receive a signed lock-up agreement in the form attached to the underwriting agreement for the balance of the restricted period from each donee, devisee, trustee, distributee, or transferee, as the case may be, (B) in the case of clauses (1) to (7), any such transfer shall not involve a disposition for value, (C) such transfers are not required to be reported during the restricted period with the SEC on Form 4 or Form 5 in accordance with Section 16(a) of the Exchange Act, or, in the case of clauses, in the case of clauses (1), (2), (3), (4), (5), (7) (8), (9), (10), (11) and (13) above, any such required filing shall clearly indicate in the footnotes thereto (a) the circumstances of such transfer or distribution and (b) in the case of a transfer or distribution pursuant to clauses (1)-(7), that the done, devisee, trustee, distribute, or transferee has agreed to be bound by a lock-up agreement in the form attached to the underwriting agreement, and (D) the lock-up party does not otherwise voluntarily effect any public filing or report regarding such transfers during the restricted period.

Reserved Share Program

At our request, the underwriters have reserved 5% of the shares of Class A common stock to be offered under this prospectus for sale, at the initial public offering price, to employees, executive officers, directors, and other related persons of the Company. The sales will be made at our direction by Merrill Lynch and its respective affiliates through a reserved share program. At this time, no indications of interest will be taken. Except for any shares acquired by our directors and officers, shares purchased pursuant to the reserved share program will not be subject to lock-up agreements with the underwriters. Future sales of such shares may cause the price of our common stock to be reduced or become more volatile. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Once the preliminary prospectus has been filed, an invitation package will be made available or sent to each person identified by management, which will include the preliminary prospectus and other reserved share program documentation. An invitation to participate in the reserved share program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any category of participant set forth above will receive an invitation or an allocation in the reserved share program. If a potential participant is interested in participating, that participant will be required to complete the required documentation and will be required to return such documentation to the program administrator. The program administrator will not accept funds from any participant until after the registration statement for this offering is declared effective, this offering is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and this offering is priced, we and the program administrator will prepare a final approved list of allocations. Allocations may be reduced below requested amounts if demand exceeds the reserved share program allotment. The program administrator will notify each participant who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their participation. Thereafter, participants will be required to wire or transfer their funds to the program administrator.

Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the reserved share program. The shares under the reserved share program will be allocated following pricing and settle in the same manner as the shares sold to the general public. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares of Class A common stock reserved for the reserved share program.

Listing

The shares of Class A common stock have been approved for listing on the NYSE under the symbol “STDN”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of Class A common stock to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•        the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•        our financial information,

•        the history of, and the prospects for, our company and the industry in which we compete,

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•        the present state of our development, and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of Class A common stock may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of Class A common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares of Class A common stock in the open market. In determining the source of shares of Class A common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, such activities and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of Class A common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Class A common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Class A common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of Class A common stock may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member

State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Regulation:

a.      to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

b.      to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.      in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of Class A common stock shall result in a requirement for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus has been prepared on the basis that the offering of the shares of Class A common stock falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

Each underwriter has represented and agreed that it has not made and will not make an offer of shares of Class A common stock which are the subject of this prospectus to the public in the United Kingdom, except that it may make an offer:

a.      at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

b.      at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

c.      at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer of shares of Class A common stock” to the public in relation to any shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of Class A common stock.

Notice to Prospective Investors in Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares of Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in United Arab Emirates

The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of shares of Class A common stock in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.

Notice to Prospective Investors in Brazil

The offer and sale of shares of Class A common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of Class A common stock may be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares of Class A common stock on regulated securities markets in Brazil is prohibited.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of Class A common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common stock pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law; or

(d)    as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal Matters

Orrick, Herrington & Sutcliffe LLP, New York, New York will pass upon the validity of the issuance of the shares of Class A common stock offered by this prospectus. As of the date of this prospectus, Foundry Square Investors — XXVI, LP, which is an entity beneficially owned by current and former partners of Orrick, Herrington & Sutcliffe LLP, and partners of Orrick, Herrington & Sutcliffe LLP beneficially hold an aggregate of 48,664 and 10,644, respectively, shares of Class A common stock issuable upon conversion of our preferred stock. Davis Polk & Wardwell LLP, New York, New York is representing the underwriters in this offering.

Experts

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

This prospectus contains certain information with respect to the TRISO fuel market that has been sourced from Wood Mackenzie. Wood Mackenzie has agreed to be named as an expert with respect to such information, as indicated in the consent of Wood Mackenzie filed as an exhibit to this registration statement on Form S-1 of which this prospectus forms a part.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers like us that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.standardnuclear.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Standard Nuclear, Inc.

Standard Nuclear, Inc.
Unaudited Condensed Consolidated Balance Sheets

		March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$124,925,366	$63,101,704
Accounts receivable, net	Note 2	1,013,248	2,291,671
Deferred transaction costs		941,269	—
Prepaid and other current assets		69,197	—
Total current assets		126,949,080	65,393,374
Property and equipment, net	Note 3	17,969,625	12,627,624
Investment in Joint Venture		1,130,170	1,130,170
TOTAL ASSETS		$146,048,875	$79,151,167

LIABILITIES, MEZZANINE EQUITY, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable		$4,963,277	$2,082,547
Accrued and other liabilities		406,979	354,601
Deferred revenue	Note 2	1,225,768	1,076,531
Total current liabilities		$6,596,024	$3,513,679
Asset retirement obligations		774,239	753,223
TOTAL LIABILITIES		$7,370,263	$4,266,902
Commitment and contingencies	Note 6

Mezzanine equity:
Redeemable preferred stock, 116,141,488 shares authorized, issued and outstanding at March 31, 2026 and 101,948,464 shares authorized, issued and outstanding at December 31, 2025; redemption value $214,999,997 and $144,999,977 at March 31, 2026 and December 31, 2025	Note 7	$214,999,997	$144,999,977

Stockholders’ Deficit:
Ordinary shares, $0.00001 par value; 0 shares authorized, issued and outstanding at March 31, 2026 and December 31, 2025		$—	$—
Class A Common Stock, $.00001 par value; 175,000,000 shares authorized at March 31, 2026 and December 31, 2025; 13,496,000 shares issued and outstanding at March 31, 2026 and December 31, 2025	Note 8	135	135
Class B Convertible Common Stock, $.00001 par value; 35,615,000 shares authorized at March 31, 2026 and December 31, 2025; 14,504,000 shares issued and outstanding at March 31, 2026 and December 31, 2025	Note 8	145	145
Additional paid-in capital		3,530,778	2,021,499
Accumulated deficit		$(79,852,302)	$(72,137,351)
Total Stockholders’ Deficit		$(76,321,384)	$(70,115,712)
Total Liabilities, Mezzanine Equity, and Stockholders’ Deficit		$146,048,875	$79,151,167

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Standard Nuclear, Inc.
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Revenue
Service Revenue	$593,802	$377,926
Total Revenue	593,802	377,926
Cost of Revenue
Cost of Services	5,006,006	1,120,504
Total cost of revenue	5,006,006	1,120,504
Gross Profit	(4,412,204)	(742,578)
General and administrative costs	$3,832,048	$671,213
Loss from operations	$(8,244,252)	$(1,413,791)
Other expense (income):
Increase in fair value of SAFE Notes	—	7,725,000
Gain on extinguishment of debt	—	(853,000)
Interest income	(529,301)	—
Loss before income tax benefit	(7,714,951)	(8,285,791)
Income tax benefit	—	—
Net loss	$(7,714,951)	$(8,285,791)
Weighted average ordinary shares outstanding – basic and diluted	28,000,000	28,000,000
Basic and diluted net loss per share	$(0.275)	$(0.295)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Standard Nuclear, Inc.
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Deficit

	Class A Common Stock		Class B Common Stock		Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2024	—	$—	—	$—	28,000,000	$280	$279,860	$(56,596,406)	$(56,316,406)
Conversion of Ordinary Shares to Class A and Class B Common Stock	13,496,000	135	14,504,000	145	(28,000,000)	(280)	—	—	—
Net loss	—	$—	—	$—	—	$—	$—	(8,285,791)	(8,285,791)
Balances as of March 31, 2025	13,496,000	$135	14,504,000	$145	—	$—	$279,860	$(64,882,197)	$(64,602,197)
	Class A Common Stock		Class B Common Stock		Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2025	13,496,000	$135	14,504,000	$145	—	$—	$2,021,499	$(72,137,351)	$(70,115,712)
Share-based compensation	—	—	—	—	—	—	1,509,279	—	1,509,279
Net loss	—	$—	—	$—	—	$—	$—	(7,714,951)	(7,714,951)
Balances as of March 31, 2026	13,496,000	$135	14,504,000	$145	—	$—	$3,530,778	$(79,852,302)	$(76,321,384)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Standard Nuclear, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Cash flows from operating activities
Net loss	$(7,714,951)	$(8,285,791)
Adjustments to reconcile net loss to net cash flows from operating activities:
Share-based compensation expense	1,509,279
Non-cash discount on issuance of common stock	—
Depreciation expense	245,617	26,647
Change in fair value of SAFE Notes liability	—	7,725,000
Gain on extinguishment of SAFE Notes	—	(853,000)
Accretion expense on asset retirement obligation	21,016	—
Changes in operating assets and liabilities:
Accounts receivable	1,278,423	(664,254)
Deferred transaction costs	(941,269)	—
Prepaid and other current assets	(69,198)	—
Accounts payable	1,161,978	171,093
Accrued expenses and other liabilities	$52,378	$2,959
Deferred revenue	149,237	399,904
Net cash used in operating activities	$(4,307,490)	$(1,477,442)
Cash flows from investing activities
Purchases of property and equipment	$(3,868,868)	$(178,789)
Net cash used in investing activities	$(3,868,868)	$(178,789)
Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred shares	70,000,020	—
Proceeds from issuance of Series Seed preferred stock, net of issuance costs		7,945,686
Net cash provided by financing activities	$70,000,020	$7,945,686
Net increase in cash and cash equivalents	61,823,662	6,289,455
Cash and cash equivalents at beginning of period	63,101,704	1,619,817
Cash and cash equivalents at end of period	$124,925,366	$7,909,272
Supplemental disclosure of cash flow information
Cash paid for interest	—	—
Cash paid for income taxes	—	—

Supplemental disclosure of non-cash investing and financing activities
Conversion of SAFE Notes into Series Seed-1 Preferred stock	$—	$32,500,000
Reclassification of SAFE Notes fair value adjustment to temporary equity upon conversion	$—	$32,500,000
Extinguishment of SAFE Notes (reduction of SAFE liability)	$—	$1,000,000
Reclassification of short-term cash advances to Series Seed-1 preferred stock	$—	$2,494,833
Property and equipment purchases included in accounts payable	$2,560,901	$44,406

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation and Principles of Consolidation

The unaudited Condensed Consolidated Financial Statements of Standard Nuclear, Inc. (the “Company”), which include the accounts of the Company and its wholly-owned subsidiary, Standard Property Holdings I, LLC, as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, have been prepared pursuant to the rules and regulations of the SEC. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X and, therefore, do not include all information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The unaudited Condensed Consolidated Balance Sheet as of December 31, 2025, was derived from audited Consolidated Financial Statements, but does not include all disclosures required by U.S. GAAP. All material intercompany transactions have been eliminated. The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. Historically, the Company has incurred significant losses from operations and negative operating cash flows. However, as of May 4, 2026, the date these unaudited Condensed Consolidated Financial Statements were available to be issued, management believes its current cash on hand is sufficient to meet its current obligations, which alleviates substantial doubt about the Company’s ability to continue as a going concern.

Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. The unaudited Consolidated Financial Statements should be read in conjunction with the audited Condensed Consolidated Financial Statements for the year ended December 31, 2025.

Significant Accounting Policies

The accounting policies of the Company are set forth in Note 1, Summary of Significant Accounting Policies, of the Company’s audited Condensed Consolidated Financial Statements for the year ended December 31, 2025. There has not been a material change to the Company’s accounting policies since that report, except as noted below.

Deferred Transaction Costs

Deferred Transaction costs consist of specific incremental legal, accounting and other direct third-party costs directly attributable to the Company’s proposed initial public offering. Deferred transaction costs were 0.9 million as of March 31, 2026. Deferred transaction costs as of December 31, 2025 were not significant. Upon completion of the offering, these costs will be recorded as a reduction of the gross proceeds of the offering in additional paid-in capital. If the offering is not completed, deferred transaction costs will be charged to expense.

Accounting Pronouncements Recently Issued or Adopted

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires additional footnote disclosure of the details of certain income statement expense line items as well as additional disclosure about selling expenses. This standard is effective for fiscal years beginning after December 15, 2026, and early adoption is permitted. The guidance is to be applied prospectively, with the option for retrospective application. The Company is currently evaluating the impact the adoption of this standard will have on its disclosures.

Stock Split

On July 6, 2026, the Company effected a two-for-one stock split of its securities. All share and per share information and earnings per share data has been retroactively adjusted to reflect the stock split for all periods presented. The shares of common stock retain a par value of $0.00001 per share.

2. Revenue Recognition

The Company recognizes revenue at a point in time or over time consistent with how it satisfies its performance obligations and transfers control to its customers. A receivable is recorded when the Company has an unconditional right to receive payment based on the satisfaction of performance obligations. The Company’s unbilled

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

2. Revenue Recognition (cont.)

contract assets are recorded when revenue has been recognized for performance obligations for which the Company does not yet have an unconditional right to payment because contractual billing conditions remain unsatisfied. Accounts receivable and unbilled contract assets consist of the following:

	March 31, 2026	December 31, 2025
Accounts Receivable	$341,749	$2,090,089
Unbilled contract assets	671,499	201,582
Receivables, net	$1,013,248	$2,291,671

Deferred revenue was $1.2 million and $1.1 million at March 31, 2026 and December 31, 2025, respectively. Revenue recognized during 2026 that was included in deferred revenue at December 31, 2025, was not significant. The increase in unbilled contract assets was primarily due to additional amounts recognized in revenue in advance of billing. Deferred revenue increased due to advance billings and customer payments received under new and ongoing contracts.

The Company receives payments from customers based on billing schedules, as established in its contracts. Deferred revenue relates to payments received in advance of performance under the contract and is recognized as revenue as, or when, the related performance obligations are satisfied.

Disaggregated Revenue

The Company’s revenues disaggregated by revenue type are as follows:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Fixed price contracts	$593,802	$70,867
Time and materials contracts	—	307,059
Total	$593,802	$377,926

The Company’s revenue disaggregated by geographic region are as follows:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
United States	$476,313	$377,926
Europe	117,489	—
Total	$593,802	$377,926

The Company has elected the practical expedient in ASC 606-10-50-14 that exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less. The Company has also elected the practical expedient in ASC 606-10-55-18 that allows revenue to be recognized in the amount to which the Company has the right to invoice when that amount corresponds directly with the value transferred to the customer. Accordingly, the Company has not disclosed the value of remaining performance obligations for contracts qualifying for those practical expedients.

Significant Customers

For the three months ended March 31, 2026, the Company had three customers that each accounted for more than 10% of total revenue. Revenue from these customers was approximately $0.2 million, $0.2 million, and $0.1 million, respectively. For the three months ended March 31, 2025, the Company had one customer that accounted for more than 10% of total revenue. Revenue from this customer was approximately $0.3 million.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

2. Revenue Recognition (cont.)

Allowance for Credit Losses

The Company accounts for expected credit losses on financial assets in accordance with FASB Accounting Standard Codification (“ASC”) 326, Financial Statements — Credit Losses. The Company’s methodology for estimating expected credit losses is consistent with that described in the audited annual financial statements for the year ended December 31, 2025. In developing its estimate, the Company considers historical credit loss experience, the aging of receivables, customer-specific facts and circumstances, current economic conditions, and reasonable and supportable forecasts of future collectability.

As of March 31, 2026 and December 31, 2025, the Company concluded that expected credit losses were not material based on the composition of its customer base, historical collection experience, the short-term nature of the receivables, and the absence of significant collection issues. Accordingly, no allowance for credit losses was recorded as of March 31, 2026 and December 31, 2025.

3. Property and Equipment, net

Property and equipment, net consisted of the following:

	March 31, 2026	December 31, 2025
Machinery and equipment	$11,757,144	$8,030,173
Land	1,267,338	1,267,338
Building and improvements	813,967	814,893
ARO Asset	673,000	673,000
IT and office equipment	253,023	182,556
Construction-in-progress	3,724,193	1,933,086
Total property and equipment, gross	18,488,665	12,901,047
Accumulated depreciation	(519,040)	(273,423)
Total property and equipment, net	$17,969,625	$12,627,624

Depreciation expense recognized for the three months ended March 31, 2026 and March 31, 2025 was $0.2 million and $0.0 million, respectively. Depreciation expense is included within cost of revenue in the Consolidated Statements of Operations. Construction-in-progress is primarily comprised of building and building improvement construction not yet placed-in-service.

4. Equity Method Investment

On September 16, 2025, the Company and Framatome, Inc. (“Framatome”) formed Standard Nuclear x Framatome LLC (the “Venture”), a Delaware limited liability company, with the purpose of establishing a facility on Framatome’s U.S. Nuclear Regulatory Commission — licensed site in Richland, Washington to manufacture and commercialize tristructural isotropic particle fuel (“TRISO”), Fully Ceramic Microencapsulated fuel (“FCM”), and other TRISO-based advanced fuel products.

Pursuant to the Venture’s LLC Operating Agreement, the Company agreed to contribute cash of $66,667 in exchange for a 66.667% membership interest and Framatome agreed to contribute cash of $33,333 in exchange for a 33.333% membership interest. In addition to the initial capital contributions, the Company will provide intellectual property licensing related to advanced fuel product technology and manufacturing know-how and to lease specialized fuel-manufacturing equipment to the Venture. Framatome has agreed to provide access to its Richland site physical plant space and licensed nuclear infrastructure, to lease its specialty fuel building to the Venture, and to license its manufacturing and operational expertise.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

4. Equity Method Investment (cont.)

As of March 31, 2026 and December 31, 2025, the carrying amount of the Company’s equity method investment in Standard Nuclear x Framatome LLC was $1.1 million. During the three months ended March 31, 2026, the Company made no additional material contributions to the Venture. The Company’s share of the Venture net gain or loss was not material. The Venture remained in its pre-operational phase as of March 31, 2026 and had not commenced commercial production or generated revenue. The Company reevaluated its accounting conclusions related to the Venture during the three months ended March 31, 2026, and determined that the Venture continues to be accounted for under the equity method and continues to be a variable interest entity (“VIE”) for which the Company is not the primary beneficiary. As of March 31, 2026, the Company’s maximum exposure to loss was approximately $1.1 million, consisting of the carrying amount of its investment and any contractual funding commitments under the LLC Operating Agreement, and the Company has not provided any credit enhancements or other forms of financial support to the Venture beyond those described above.

5. Fair Value Measurements

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB “ASC” 820, Fair Value Measurement, approximates the carrying amounts represented in the Consolidated Balance Sheets, primarily due to their short-term nature.

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and consideration of factors specific to the asset or liability. Changes in assumptions or in market conditions could significantly affect the estimates. The Company determines whether transfers have occurred between levels in the fair value hierarchy by reassessing the inputs used in determining fair value at the end of each reporting period.

As of March 31, 2026 and December 31, 2025, the Company had no liabilities measured at fair value on a recurring basis. During the year ended December 31, 2025, the Company’s Simple Agreement for Future Equity Notes (“SAFE Notes”) were converted to temporary equity and, accordingly, no SAFE liability remained outstanding as of March 31, 2026. As a result, the Company recorded no fair value adjustment related to SAFE instruments during the three months ended March 31, 2026. There were no transfers between levels of the fair value hierarchy during the three months ended March 31, 2026.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

5. Fair Value Measurements (cont.)

The Company’s SAFE Notes are classified within Level 3 of the fair value hierarchy as their valuation incorporates significant unobservable inputs and relies on Company-specific assumptions. Subsequent changes in fair value of the SAFE Notes represent the movement in the fair value for SAFE Notes at each balance sheet date and are reported in other expense on the Unaudited Consolidated Statements of Operations. During the three months ended March 31, 2026 and 2025, the Company reported a change in the fair value of SAFE Notes of $0 and $7.7 million.

Amount
Level 3 Rollforward – SAFE Notes
Ending balance, December 31, 2024	$57,619,980
Additional proceeds received	1,508,020
Balance refunded	(1,000,000)
Gain on extinguishment of debt	(853,000)
Fair value adjustment during the period	7,725,000
Balance Reclassed to Mezzanine Equity during the period	(65,000,000)
Ending balance, March 31, 2025	$—

6. Commitments and Contingencies

Indemnification

In the ordinary course of business, the Company enters into contractual arrangements under which it may agree to indemnify the counterparties from any losses incurred relating to breach of representation, failure to perform, or claims and losses arising from certain events as outlined within the particular contract. The Company has also entered into indemnification agreements with certain of its officers and directors.

The Company’s maximum exposure under such indemnities is unknown and has not been estimated, as this would involve future claims that may be made against the Company that have not occurred. To date, the Company has not made any payments related to these indemnities and believes the risk of material obligations under these indemnities to be remote. Accordingly, the Company has not accrued any liabilities related to such indemnification obligations in the Consolidated Financial Statements.

Legal Matters

From time to time, the Company may become involved in certain legal proceedings and claims incidental to the normal course of its business. As of March 31, 2026, and December 31, 2025, management was not aware of any pending or threatened litigation that could have a material adverse effect on the Consolidated Financial Statements.

7. Redeemable Preferred Stock

The Company has issued redeemable convertible preferred stock in four series: Series Seed, Series Seed-1, Series A, and Series A-2. Except as described below, there were no material changes during the three months ended March 31, 2026 to the rights, preferences, privileges, or liquidation provisions of the Company’s redeemable convertible preferred stock from those disclosed in Note 8, Redeemable Convertible Preferred Stock, to the audited consolidated financial statements for the year ended December 31, 2025.

Issuance of Series SEED Preferred Stock

On February 13, 2025, the Company issued 9,999,994 shares of Series Seed preferred stock at a purchase price of $1.00 per share to certain investors for aggregate proceeds of $9,999,994. The proceeds included the application of $2.5 million previously recorded as Short-term Cash Advance and Short-term Cash Advance from Related Party on the Company’s Consolidated Balance Sheet at December 31, 2024.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

7. Redeemable Preferred Stock (cont.)

SAFE Settlement for Series Seed-1 Preferred Stock

On February 13, 2025, the Company settled the SAFE instruments through conversion into shares of Series Seed-1 Preferred Stock. Pursuant to the financing, the Company issued and sold preferred stock at a fixed pre-money valuation to the SAFE investors. The SAFE instruments automatically converted into 65,000,000 shares of Series Seed-1 Preferred Stock at a purchase price of $0.50 per share. Additionally, one investor requested a rescission of their $1.0 million investment in the SAFE instruments, and the Company issued a refund to the investor in January 2025. Refer to Note 10, SAFE Notes, in the audited consolidated financial statements for the year ended December 31, 2025, for additional discussion.

Series A Funding

On August 14, 2025, the Company entered into a Series A Preferred Stock Purchase Agreement, pursuant to which it issued 26,948,464 shares of Series A Preferred Stock at a purchase price of $2.59755 per share, resulting in aggregate gross proceeds of approximately $70.0 million. The Company intends to use the proceeds from this financing to expand annual TRISO production.

Series A-2 Preferred Stock Financing

On January 23, 2026, the Company entered into a Series A-2 Preferred Stock Purchase Agreement pursuant to which it issued 14,193,030 shares of Series A-2 redeemable convertible preferred stock at a purchase price of $4.932 per share for aggregate gross proceeds of approximately $70.0 million. The Company intends to use the proceeds primarily to expand annual TRISO production.

Other Terms

Except as provided by law or by the Company’s certificate of incorporation, holders of redeemable convertible preferred stock are entitled to vote together with holders of common stock as a single class on an as-converted basis. Except as described above, the voting, dividend, conversion, liquidation, and protective provisions of the Company’s redeemable convertible preferred stock were unchanged during the three months ended March 31, 2026, from those disclosed in the audited annual financial statements for the year ended December 31, 2025. No dividends were declared during the three months ended March 31, 2026. As of March 31, 2026, each share of redeemable convertible preferred stock was convertible into one share of Class A common stock, subject to customary anti-dilution adjustments.

Classification

The Company continues to classify its redeemable convertible preferred stock outside of permanent equity as mezzanine equity on the condensed consolidated balance sheets. Management evaluated the redeemable convertible preferred stock under ASC 480, ASC 815-40, and ASC 480-10-S99-3A and concluded that liability classification is not required. Because the redeemable convertible preferred stock includes liquidation and deemed liquidation features that may require settlement in circumstances not solely within the Company’s control, the shares are presented in temporary equity. The Company will adjust the carrying amount of the redeemable convertible preferred stock to its redemption value when and if such adjustment becomes required under the applicable accounting guidance.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

7. Redeemable Preferred Stock (cont.)

A summary of the Company’s preferred stock was as follows:

As of March 31, 2026
Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series Seed	9,999,994	9,999,994	$9,999,994	$9,999,994
Series Seed-1	65,000,000	65,000,000	65,000,000	65,000,000
Series A	26,948,464	26,948,464	69,999,983	69,999,983
Series A-2	14,193,030	14,193,030	70,000,020	70,000,020
As of December 31, 2025
Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series Seed	9,999,994	9,999,994	$9,999,994	$9,999,994
Series Seed-1	65,000,000	65,000,000	65,000,000	65,000,000
Series A	26,948,464	26,948,464	69,999,983	69,999,983

8. Stockholders’ Equity

The Company’s authorized capital stock consists of Class A common stock, Class B common stock and preferred stock. As of March 31, 2026, the Company was authorized to issue 175,000,000 shares of Class A common stock, 35,615,000 shares of Class B common stock and 116,141,488 shares of preferred stock, each with a par value of $0.00001 per share. As of March 31, 2026, there were 13,496,000 shares of Class A common stock and 14,504,000 shares of Class B common stock issued and outstanding.

The rights, preferences and privileges of the Company’s Class A common stock, Class B common stock and preferred stock are described in Note 9, Stockholders’ Equity, to the audited consolidated financial statements for the year ended December 31, 2025. There were no material changes to the rights, preferences or privileges of the Company’s capital stock during the three months ended March 31, 2026.

Subject to the rights of the holders of preferred stock, holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law or the Company’s certificate of incorporation. Each holder of Class A common stock is entitled to one vote per share, and each holder of Class B common stock is entitled to ten votes per share.

Each share of Class B common stock is convertible at the option of the holder at any time into one share of Class A common stock. Each share of Class B common stock will also automatically convert into one share of Class A common stock upon (i) the approval of holders of a majority of the outstanding shares of Class B common stock or (ii) a non-permitted sale, assignment or transfer of such share.

Subject to the preferential rights of any outstanding series of preferred stock, holders of Class A common stock and Class B common stock are entitled to share equally, on a per-share basis, in any dividends declared by the Board of Directors from legally available funds. In the event of any liquidation, dissolution or winding up of the Company, after payment of all debts and subject to the preferential rights of any outstanding series of preferred stock, the holders of Class A common stock and Class B common stock are entitled to share ratably, on a per-share basis, in the remaining assets of the Company available for distribution. The common stock is not redeemable at the option of the holder.

During the three months ended March 31, 2026 and March 31, 2025, the Company did not issue any shares of common stock. The Company did not declare or pay any dividends during the three months ended March 31, 2026 and 2025.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

9. Related Party Transactions

SAFE Notes

During the fourth quarter of 2024, the Company received $33.5 million in funding commitments from various investors pursuant to SAFE Notes, including related parties through one Company executive who exerts significant influence over certain SAFE investors. The related party SAFE investors are entities affiliated with a member of the Company’s Board of Directors who also serves as CEO Director. The SAFE Notes were classified as liabilities and remeasured to fair value at each reporting period.

On February 13, 2025, the Company completed its Series Seed Preferred Stock equity financing, which triggered the automatic conversion of all outstanding SAFE Notes. The related party SAFE Notes converted into shares of Series Seed-1 Preferred Stock on the same terms and conditions as all other SAFE investors, including the same valuation cap of $20.0 million and discount rate of 50%. The conversion was effected at a price of $0.50 per share, and the related-party SAFEs converted into an aggregate of 9,850,000 shares of Series Seed-1 Preferred Stock. Refer to Note 7 — Redeemable Preferred Stock, for further discussion of the conversion mechanics and the remeasurement of SAFE liabilities to fair value at the conversion date.

As of March 31, 2026 and December 31, 2025, no SAFE Notes remained outstanding to related parties or otherwise. The remeasurement gain recognized in the Consolidated Statements of Operations for the period from January 1, 2025, through the conversion date attributable to the related-party SAFE Notes was $853,000. This amount was recognized as a gain on debt extinguishment as a result of the rescission.

Advances from Related Parties

During 2024, the Company received non-interest-bearing cash advances from Decisive Point — Standard Nuclear II, a related party. As the advances were non-interest-bearing, the amount payable equaled the amount received.

The short-term cash advance of $1,263,500 from Decisive Point — Standard Nuclear II, together with a separate non-related-party short-term cash advance of $1,231,333, was reclassified from liabilities to equity on February 13, 2025, in connection with the Series Seed Preferred Stock financing. The total reclassification of $2,494,833 was applied as additional consideration for Series Seed preferred equity.

As of March 31, 2026 and December 31, 2025, no short-term cash advance liabilities remained outstanding.

Related-Party Participation in Equity Financings

In connection with the Series Seed Preferred Stock financing that closed on February 13, 2025, related-party SAFE investors received an aggregate of 9,850,000 shares of Series Seed-1 Preferred Stock upon automatic conversion of their SAFE Notes, as described above. The conversion terms were identical to those applicable to all other SAFE investors.

On August 14, 2025, the Company completed its Series A Preferred Stock financing, issuing 26,948,464 shares of Series A Preferred Stock at $2.59755 per share for aggregate gross proceeds of approximately $70.0 million. Two entities within the Decisive Point affiliated group participated in the Series A Preferred Stock Financing on the same terms and conditions as all unrelated investors.

The related-party Series A investment of approximately $8.8 million represents 12.6% of the total $70.0 million Series A round. Both entities purchased Series A Preferred Stock at the same price per share ($2.59755), with the same rights, preferences, privileges, and restrictions as all other Series A investors, as set forth in the Series A Preferred Stock Purchase Agreement dated August 14, 2025.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

9. Related Party Transactions (cont.)

On January 23, 2026, the Company completed its Series A-2 Preferred Stock financing, issuing 14,193,030 shares of Series A-2 Preferred Stock at $4.932 per share for aggregate gross proceeds of approximately $70.0 million. Two entities within the Decisive Point affiliated group participated in the Series A-2 Preferred Stock Financing on the same terms and conditions as all unrelated investors.

The related-party Series A-2 investment of approximately $5.0 million represents 7.1% of the total Series A-2 Preferred Stock round. Both entities purchased Series A-2 Preferred Stock at the same price per share ($4.932), with the same rights, preferences, privileges, and restrictions as all other Series A-2 investors, as set forth in the Series A-2 Preferred Stock Purchase Agreement dated January 23, 2026.

10. Share-Based Compensation

In May 2025, the Company adopted the 2025 Stock Plan (the “2025 Plan”) which authorizes the issuance of incentive stock options, or non-statutory stock options, and restricted stock to employees and consultants.

Under the 2025 Plan, the Company has granted awards that are subject to annual, cliff-based vesting. The awards typically vest after four years of service. Share based awards are payable in common stock at the discretion of the Board of Directors. Share-based awards are accounted for as compensation costs and are amortized on a straight-line basis over the vesting period. Additional information regarding the Company share-based compensation is included in Note 11, Share-Based Compensation, in the Company’s audited consolidated financial statements for the year ended December 31, 2025. Share-based awards are accounted for as compensation costs and are amortized on a straight-line basis over the vesting period. For the three months ended March 31, 2026, and 2025, total share-based compensation expense was $1.5 million and $0 million, respectively. For the three months ended March 31, 2026, Cost of Revenue and General and Administrative Costs in the Unaudited Consolidated Statements of Operations included share-based compensation costs of $0.5 million and $1.0 million, respectively.

The summary of awards under the Company’s 2025 Plan as of March 31, 2026, and changes during the period then ended are presented as follows:

Stock Options	Number of Options	Weighted Average Exercise Price
Outstanding at the December 31, 2025	6,459,000	$0.21
Granted	4,622,182	$0.60
Exercised	—	$—
Forfeited/expired	75,000	$0.21
Outstanding at March 31, 2026	11,156,182	$0.37
Exercisable at March 31, 2026	1,840,818	$0.21
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at the December 31, 2025	5,585,000	$0.945
Granted	—	$—
Vested	1,628,958	$0.945
Forfeited/expired	—	$—
Outstanding at March 31, 2026	3,956,042	$0.945

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

10. Share-Based Compensation (cont.)

The weighted average unrecognized compensation cost at March 31, 2026, for stock options and restricted stock was as follows:

	Amount	Weighted Average Remaining Recognition Period (Years)
Stock options	$28,469,836	3.4
Restricted stock	$8,415,574	2.8
Total compensation cost	$36,885,410

Assumptions used in determining the fair value of stock options granted for the three months ended March 31, 2026 were as follows:

Assumption	Three Months Ended March 31, 2026
Expected volatility	110.0%
Expected term (years)	6.9
Risk-free interest rate	4.30%
Expected dividend yield	0.0%
Weighted Average Grant-Date Fair Value	$2.675

At March 31, 2026, the Company reserved 22,119,000 shares of common stock for future issuance under the 2025 Plan and had 5,377,818 shares of common stock available for issuance.

11. Income Taxes

The Company accounts for income taxes in interim periods under ASC 740-270, Income Taxes — Interim Reporting, which generally requires us to apply an estimated annual consolidated effective tax rate to consolidated pre-tax income. The estimated annual effective tax rates for the three months ended March 31, 2026 and 2025, was 0% and 0%, respectively. The difference between the Company’s effective tax rate and the statutory rate is primarily driven by the valuation allowance established against U.S. federal and state deferred income tax assets. The Company recorded no income tax expense or benefit for three months ended March 31, 2026 and 2025.

The Company did not have income taxes paid in 2026 or for the period ended March 31, 2025.

12. Net Loss per Share

Net loss per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. In calculating diluted net income per share, the number of shares is increased by the weighted average number of potential common shares related to stock compensation awards including restricted stock and stock options, and the number of shares of common stock that would be issued upon conversion of the preferred stock units. For further details, refer to Note 10, Share-Based Compensation.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

12. Net Loss per Share (cont.)

The weighted-average number of common and common stock equivalent shares used in the calculation of basic and diluted computing basic and diluted net loss per shares were as follows:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Numerator:
Net loss	$(7,714,951)	$(8,285,791)

Denominator:
Average common shares outstanding – basic*	28,000,000	28,000,000
Average common shares outstanding, – diluted	28,000,000	28,000,000
Net loss per common share – basic and diluted	$(0.275)	$(0.295)

____________

*        Weighted-average shares outstanding includes vested restricted stock awards from the date of vesting

The two-class method does not change the net loss per share calculation because Class A and Class B have identical economic rights.

Fully diluted average common stock outstanding for the three months ended March 31, 2026 excludes 116,141,488 shares of common stock that are issuable upon conversion of preferred stock and 16,741,182 shares of common stock issuable under the Company’s 2025 Plan, as the Company reported a net loss for the period. Fully diluted average common stock outstanding for the three months ended March 31, 2025, excludes 74,999,994 shares of common stock that are issuable upon conversion of preferred stock and 0 shares of common stock issuable under the Company’s 2025 Plan, as the Company reported a net loss for the period.

13. Segment Information

For the periods ended March 31, 2026 and 2025, the Company determined that it operates as a single operating and reportable segment, as it is engaged in a single business activity of TRISO production. The Consolidated Statements of Operations is presented to the Company’s Chief Operating Decision Maker (“CODM”) without further disaggregation. The Company’s CODM is its Chief Executive Officer, who is responsible for making strategic operating decisions, allocating resources, and assessing financial performance. Specifically, the CODM uses revenue and net income at a consolidated level, as key financial metrics to make operating decisions and identify growth opportunities as management believes that such information is the most relevant in evaluating operating performance relative to other entities that operate within these industries.

All of the Company’s revenue is service revenue. The significant expense categories and assets regularly provided to the CODM on a consolidated basis are consistent with the amounts presented in the Company’s Consolidated Statements of Operations and Balance Sheets, respectively. In addition, all the Company’s long-lived assets, consisting of property and equipment, are located in the United States.

Standard Nuclear, Inc.
Notes to the Unaudited Condensed Consolidated Financial Statements

14. Subsequent Events

The Company evaluated subsequent events through May 4, 2026, the date that the Consolidated Financial Statements were available to be issued.

Subsequent to March 31, 2026, the Company approved equity awards under its 2025 Stock Plan, including restricted stock purchase rights to an officer to purchase 941,222 shares of Class B common stock at $1.635 per share and stock options to purchase an aggregate of 2,438,790 shares of Class B common stock, generally at an exercise price of $1.635 per share. The restricted stock awards generally vest over four years, subject to continued service. The stock options generally vest over four years, with certain awards subject to alternative vesting terms and/or certain acceleration provisions. The Company determined that these awards were nonrecognized subsequent events and no stock-based compensation expense related to these awards was recorded in the Q1 2026 financial statements.

Subsequent to March 31, 2026, the Company approved a professional services agreement with a related party, who is the spouse of a Company director and officer, to provide project and schedule management support services for the Company’s manufacturing operations. The agreement has a performance period from April 1, 2026 through June 30, 2026 and provides for compensation of $13,600 per month, plus reimbursement of certain pre-approved expenses. No amounts related to this agreement were recognized in the Q1 2026 financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Standard Nuclear, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Standard Nuclear, Inc. (a Delaware corporation) and subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2025 and for the period from July 15, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from July 15, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2026.

Philadelphia, Pennsylvania
April 9, 2026 (except for Note 1, subsection Stock Split, as to which the date is July 7, 2026)

Standard Nuclear, Inc.

Consolidated Balance Sheets

		December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Note 2	$63,101,704	$1,619,817
Accounts receivable, net	Note 2	2,291,671	—
Total current assets		$65,393,374	$1,619,817
Property and equipment, net	Note 5	$12,627,624	$2,860,737
Investment in Joint Venture	Note 6	1,130,170	—
TOTAL ASSETS		$79,151,167	$4,480,554

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	Note 11	$2,082,547	$122
Accrued and other liabilities		354,601	8,166
Deferred revenue, current		1,076,531	—
Short-term cash advance	Note 2	—	1,231,333
Short-term cash advance from related parties	Note 11	—	1,263,500
Total current liabilities		$3,513,679	$2,503,121
Simple agreement for future equity (SAFE), net	Note 12	—	48,927,355
Simple agreement for future equity (SAFE) from related parties	Note 12	—	8,692,625
Asset retirement obligations	Note 2	753,223	673,859
TOTAL LIABILITIES		$4,266,902	$60,796,960
Commitment and contingencies	Note 7

Mezzanine equity:
Redeemable preferred stock, 101,948,464 shares and 0 shares authorized at December 31, 2025 and 2024, respectively; 101,948,464 shares issued and outstanding at December 31, 2025 and 2024, respectively; redemption value $112,499,977 and $0 at December 31, 2025 and 2024, respectively	Note 8	$144,999,977	$—

Shareholders’ Deficit:
Ordinary shares, $0.00001 par value; 0 shares and 40,000,000 shares authorized at December 31, 2025 and 2024, respectively; 0 shares and 28,000,000 shares issued and outstanding at December 31, 2025 and 2024, respectively	Note 9	$—	$280
Class A Common Stock, $.00001 par value; 160,000,000 shares and 0 shares authorized at December 31, 2025 and 2024, respectively; 13,496,000 shares and 0 shares issued and outstanding at December 31, 2025 and 2024, respectively		135	—
Class B Convertible Common Stock, $.00001 par value; 35,615,000 shares and 0 shares authorized at December 31, 2025 and 2024, respectively; 14,504,000 shares and 0 shares issued and outstanding at December 31, 2025 and 2024, respectively		145	—
Additional paid-in capital		2,021,499	279,860
Accumulated deficit		$(72,137,351)	$(56,596,406)
Total Shareholders’ Deficit		$(70,115,712)	$(56,316,406)
Total Liabilities and Shareholders’ Deficit		$79,151,167	$4,480,554

The accompanying notes are an integral part of these Consolidated Financial Statements.

Standard Nuclear, Inc.

Consolidated Statements of Operations

	For the year ended December 31, 2025	For the period from July 15, 2024 (inception) through December 31, 2024
Revenue
Service Revenue	$3,140,065	$—
Total Revenue	3,140,065	—
Cost of Revenue
Cost of Services	7,672,905
Total cost of revenue	7,672,905
Gross Profit	(4,532,840)
General and administrative costs	$4,499,520	$670,633
Research and development expense	—	30,297,773
Loss from operations	$(9,032,360)	$(30,968,406)
Other expense (income):
Increase in fair value of SAFE Notes	7,725,000	25,628,000
Gain on extinguishment of debt	(853,000)	—
Interest income	(363,415)	—
Loss before income tax benefit	(15,540,945)	(56,596,406)
Income tax benefit	—	—
Net loss	$(15,540,945)	$(56,596,406)
Weighted average ordinary shares outstanding – basic and diluted	28,000,000	12,517,646
Basic and diluted net loss per share	$(0.555)	$(4.52)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Standard Nuclear, Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

	Class A Common Stock			Class B Common Stock		Ordinary shares		Additional Paid-in Capital	Accumulated Deficit		Total Shareholders’ Deficit
	Shares	Amount		Shares	Amount	Shares	Amount
Balances as of July 15, 2024 (inception)		$				$—	$—	$—		$—	$—
Shares issued to Sponsor						21,670,370	217	213,953		$—	$214,061
Shares issued to Management						6,329,630	63	65,907	$		$65,938
Net loss	—		—	—	—	—	—	—		$(56,596,406)	$(56,596,406)
Balances as of December 31, 2024	—		$—	—	$—	28,000,000	$280	$279,860		$(56,596,406)	$(56,316,406)
Conversion of Ordinary Shares to Class A and Class B Common Stock	13,496,000		135	14,504,000	145	(28,000,000)	(280)	—		—	—
Stock-based compensation								1,741,639		—	1,741,639
Net loss										(15,540,945)	(15,540,945)
Balances as of December 31, 2025	13,496,000		$135	14,504,000	$145	—	$—	$2,021,499		$(72,137,351)	$(70,115,713)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Standard Nuclear, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31, 2025	For the period from July 15, 2024 (inception) through December 31, 2024
Cash flows from operating activities
Net loss	$(15,540,945)	$(56,596,406)
Adjustments to reconcile net loss to net cash flows from operating activities:
Non-cash expensing of acquired IPR&D	—	30,296,510
Share-based compensation expense	1,741,639	65,939
Discount on issuance of common stock	—	213,953
Depreciation expense	271,791	1,263
Change in fair value of SAFE Notes	7,725,000	25,628,000
Gain on extinguishment of debt	(853,000)	—
Asset retirement obligation accretion expense	79,364	—
Changes in operating assets and liabilities:
Accounts receivable	(2,224,181)	—
Accounts payable	975,380	122
Accounts payable – related parties	—	—
Accrued and other liabilities	$346,435	$8,166
Equity method investment	(326,132)
Deferred revenue	1,076,531	—
Net cash used in operating activities	$(6,728,118)	$(382,453)
Cash flows from investing activities
Acquisition of property and equipment	$(8,931,632)	$(2,188,141)
Acquisition in equity method investment	(804,038)	—
Acquisition of IPR&D	—	(30,296,510)
Net cash used in investing activities	$(9,735,670)	$(32,484,651)
Cash flows from financing activities
Proceed from issuance of convertible redeemable preferred shares	77,945,674	—
Proceeds from issuance of SAFE Notes	—	27,066,980
Proceeds from issuance of SAFE Notes to related parties	—	4,925,000
Proceeds from issuance of Series Seed preferred stock, net of issuance costs	—	—
Proceeds from issuance of Series A preferred stock, net of issuance costs	—	—
Proceeds from issuance of ordinary shares	—	108
Short-term cash advance	—	1,231,333
Short-term cash advance from related parties	—	1,263,500
Net cash provided by financing activities	$77,945,674	$34,486,921
Net increase in cash and cash equivalents	61,481,887	1,619,817
Cash and cash equivalents at beginning of period	1,619,817	—
Cash and cash equivalents at end of period	$63,101,704	$1,619,817

Standard Nuclear, Inc.

Consolidated Statements of Cash Flows — (Continued)

	For the year ended December 31, 2025	For the period from July 15, 2024 (inception) through December 31, 2024
Supplemental disclosure of cash flow information
Cash paid for interest	—	—
Cash paid for income taxes	—	—

Supplemental disclosure of non-cash investing and financing activities

Conversion of SAFE Notes into Series Seed-1 Preferred Stock	32,500,000	—
Reclassification of SAFE Notes fair value adjustment to temporary equity upon conversion	32,500,000	—
SAFE Notes extinguishment (reduction of SAFE liability)	1,000,000	—
Reclassification of short-term cash advances to additional paid-in capital in connection with Series Seed financing	2,494,833	—
Asset retirement obligation and related asset retirement cost recognized upon acquisition of USNC Assets	—	673,000
Property and equipment purchases included in accounts payable	1,107,045	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

1. Description of Organization and Business Operations

Nature of Operations

Standard Nuclear, Inc. (the “Company”) was incorporated on July 15, 2024, as an advanced nuclear fuel company focused on converting uranium into highly engineered nuclear fuel products. The Company is focused exclusively on supporting the advanced nuclear fuel supply chain through scaled production of Tristructural Isotropic (“TRISO”), a critical and highly durable fuel for advanced nuclear reactors. The Company brings together technical expertise and operational readiness to accelerate the deployment of a domestic TRISO fuel supply while remaining committed to supporting the long-term development of advanced nuclear energy in the United States. The Company has selected December 31 as its fiscal year end.

The Company is a business whose planned principal operation is the production of TRISO fuel. The Company’s activities are subject to risks and uncertainties, including failing to secure additional funding to operationalize the Company’s current production capabilities. As of December 31, 2025, the Company remained in the development stage of its operations and had not commenced full commercial production. During 2025, the Company generated limited revenue; however, such revenue was not sufficient to fund operations or to support the full development and commercialization of the Company’s planned advanced nuclear fuel production capabilities. The Company expects to continue to incur losses and negative cash flows from operations as it expands its commercial operations. Management evaluated these conditions and the Company’s plans to mitigate them, including cash on hand, committed sources of capital, and planned operating expenditures. Based on that evaluation, management concluded that its plans are probable of being effectively implemented and probable of mitigating the relevant conditions and events for a period of at least one year after the date the financial statements are issued. Accordingly, while the Company will require additional capital to execute its longer-term business plan, management concluded that substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

Asset Acquisition

On November 21, 2024, Standard Property Holdings I, LLC, a wholly-owned subsidiary of Standard Nuclear, Inc., entered into an asset purchase agreement with Ultra Safe Nuclear Corporation (“USNC”) to acquire specific nuclear fuel-related assets (the “USNC Assets”). The acquisition closed on December 27, 2024.

Refer to Note 4 for further disclosures related to the acquisition of the USNC Assets.

Stock Split

On July 6, 2026, the Company effected a two-for-one stock split of its securities. All share and per share information and earnings per share data has been retroactively adjusted to reflect the stock split for all periods presented. The shares of common stock retain a par value of $0.00001 per share.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements of the Company are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions have been eliminated. The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. Historically, the Company has incurred significant losses from operations and negative operating cash flow. However, as of April 9, 2026, the date that the Consolidated Financial Statements were available to be issued, management believes its currently available cash on hand and access to additional funding are sufficient to meet its current obligations, which alleviates doubt about the Company’s ability to continue as a going concern.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired to be cash equivalents. The Company received $0.0 million and $2.5 million non-interest-bearing short-term cash advance from related and third parties for the year ended December 31, 2025, and in December 2024, respectively. The Company’s cash equivalents consisted of approximately $63.1 million and $1.6 million held as deposits and money market funds at a financial institution as of December 31, 2025, and December 31, 2024, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash accounts, which at times may exceed federally insured limits. The Company has not incurred any losses related to these accounts, and management believes that such accounts do not expose the Company to significant credit risk.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 820, Fair Value Measurement, approximates the carrying amounts represented in the Consolidated Balance Sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and consideration of factors specific to the asset or liability. Changes in assumptions or in market conditions could significantly affect the estimates. The Company determines whether transfers have occurred between levels in the fair value hierarchy by reassessing the inputs used in determining fair value at the end of each reporting period.

The Company’s Simple Agreement for Future Equity Notes (“SAFE Notes”) are classified within Level 3 of the fair value hierarchy as their valuation incorporates significant unobservable inputs and relies on Company-specific assumptions. The Company modelled the payoff to holders of the SAFEs using a bond plus call framework, with the bond component capturing the minimum payoff and the call option capturing the upside above the valuation cap. Subsequent changes in fair value of the SAFE Notes represent the movement in the fair

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

value for SAFE Notes at each balance sheet date and are reported in other expense on the Consolidated Statements of Operations. During the year ended December 31, 2025, and for the period from July 15, 2024 (inception) through December 31, 2024, the Company reported a change in the fair value of SAFE Notes of $7.7 million and $25.6 million, respectively, within other expense on the Consolidated Statements of Operations.

Amount
Level 3 Rollforward – SAFE Notes
Beginning balance at inception, July 15, 2024	$—
Funds received during the period	31,991,980
Fair value adjustment during the period	25,628,000
Ending balance, December 31, 2024	$57,619,980
Additional proceeds received	1,508,020
Balance refunded	(1,000,000)
Gain on extinguishment of debt	(853,000)
Fair value adjustment during the period	7,725,000
Balance Reclassed to Temporary Equity during the period	(65,000,000)
Ending balance, December 31, 2025	$—

Allowance for Credit Losses

The Company accounts for expected credit losses for financial assets in accordance with ASC 326, Financial Instruments — Credit Losses. The Company’s financial assets subjected to the allowance model consist of accounts receivable. The allowance for credit losses represents management’s estimate of current expected credit losses over the contractual term of the Company’s receivables and is recorded as a contra-asset to accounts receivable, with the related provision recorded in the Consolidated Statements of Operations. In developing the estimate, the Company considers historical credit loss experience, the aging of receivables, customer-specific facts and circumstances, current economic conditions, and reasonable and supportable forecasts of future collectability. Trade accounts receivable are written off when deemed uncollectible after collection efforts have been exhausted. Recoveries of amounts previously written off are recorded in the period received.

As of December 31, 2025 and 2024, the Company concluded that expected credit losses were not material based on the composition of its customer base, historical collection experience, the short-term nature of the receivables, and the absence of significant collection issues. Accordingly, no allowance for credit losses was recorded as of December 31, 2025. The Company did not have any trade receivables at December 31, 2024.

Preferred Stock

The Company accounts for preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging — Contracts in an Entity’s Own Equity. At issuance, the Company evaluates the terms of each preferred stock instrument to determine whether it should be classified as a liability, temporary equity, or permanent equity. Preferred stock is classified as a liability if it embodies an unconditional obligation requiring the Company to redeem the instrument for cash or other assets or otherwise meets the definition of a mandatorily redeemable financial instrument under ASC 480. Preferred stock is also classified as a liability if it contains features that require or could require net cash settlement or otherwise fail the equity classification conditions under ASC 815-40. Preferred stock that does not meet liability classification criteria is classified as equity. The Company further evaluates whether such equity-classified instruments should be presented as temporary equity, outside of permanent equity, or within permanent equity. In performing this assessment, the Company considers all relevant contractual terms, including redemption rights, conversion features, dividend provisions, and settlement alternatives. The Company reassesses the classification of preferred stock upon the occurrence of events that may change the substance of the instrument or its settlement provisions.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company classifies its redeemable convertible preferred stock as temporary equity within mezzanine equity on the Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A. Because the shares include liquidation and deemed liquidation features that are not solely within the Company’s control, they are not classified within permanent stockholders’ equity. The redeemable convertible preferred stock is not classified as a liability because it does not embody an unconditional obligation requiring the Company to redeem the shares for cash or other assets, nor does it require settlement in a variable number of shares with a fixed monetary value. The Company adjusts the carrying amount of the redeemable convertible preferred stock to its redemption value in accordance with the applicable accounting guidance. Refer to Note 8 — Redeemable Convertible Preferred Stock for additional information.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. Accordingly, the actual results could differ significantly from those estimates.

Share Based Compensation

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option pricing model. This model requires the use of subjective assumptions, including the expected term of the award, expected stock price volatility, risk-free interest rate, and expected dividend yield. The expected term represents the period that the stock options are expected to be outstanding. As the Company does not have sufficient historical exercise data, it estimates the expected term using the simplified method, which is the midpoint between the vesting term and the contractual term of the option, in accordance with SEC Staff Accounting Bulletin No. 107 and No. 110. The expected stock price volatility is based on the historical volatility of a group of comparable publicly traded companies, as the Company does not have sufficient trading history for its own common stock. The risk-free interest rate is based on the yield of U.S. Treasury securities with maturities consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently expect to pay dividends in the foreseeable future.

The Company has elected to account for forfeitures as they occur. As a result, stock-based compensation expense is recognized for awards expected to vest, and adjustments are made in the period of forfeiture to reverse previously recognized expense for awards that do not vest.

Loss Per Share

The Company computes net loss per share attributable to common stockholders in accordance with ASC 260, Earnings Per Share. Net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Net loss attributable to common stockholders is determined by adjusting net loss for dividends declared or accumulated on preferred stock and, if applicable, accretion or other adjustments to the carrying amount of redeemable convertible preferred stock that are treated as deemed dividends. Redeemable convertible preferred stock is excluded from basic net loss per share until converted. Diluted net income (loss) per share attributable to common stockholders gives effect to all potentially dilutive common shares outstanding during the period. Potentially dilutive securities include stock options, unvested restricted stock, and shares issuable upon conversion of redeemable convertible preferred stock. Stock options and other awards are included in diluted net income (loss) per share using the treasury stock method, and redeemable convertible preferred stock is included using the

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

if-converted method. Under the if-converted method, preferred dividends and deemed dividends, if any, applicable to the redeemable convertible preferred stock are added back to the numerator and the weighted-average shares issuable upon conversion are included in the denominator, if dilutive. Potentially dilutive securities are excluded from the computation of diluted net income (loss) per share if their effect would be anti-dilutive. During year ended December 31, 2025, and for the period from July 15, 2024 (inception) through December 31, 2024, diluted net loss per share is the same as basic net loss per share as the inclusion of potentially dilutive shares would have been anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Current and deferred income taxes are measured based on the tax laws that are enacted as of the balance sheet date of the relevant reporting period. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. A valuation allowance is established when it is more likely than not, based on available positive and negative evidence that some or all the Company’s deferred tax assets will not be realized.

The Company recognizes the effect of a tax position when it is more likely than not, based on technical merits, that the position will be sustained upon examination by the appropriate taxing authorities. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit with a greater than 50 percent likelihood of being realized. Unrecognized tax benefits are included within other liabilities if recognized and are charged to earnings in the period that such determination is made. The Company records interest and penalties related to tax uncertainties, if applicable, as a component of income tax expense.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Expenditures on improvements are capitalized, while expenditures on routine maintenance and repairs are expensed as incurred. Acquisitions of net assets that do not constitute a business are accounted for by allocating the cost of the acquisition, including transaction costs, to individual assets acquired and liabilities assumed on a relative fair value basis. Depreciation expense is computed using the straight-line method over management’s estimated useful lives of the related assets, as listed below:

Assets	Years
Machinery and equipment	7 to 20
Buildings and building improvements	30 – 39
IT and office equipment	5
ARO Asset	20
Land	Not depreciated

Property and Equipment Impairment

Property and equipment are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360, Property, Plant and Equipment, the Company evaluates the realizability of these property and equipment as events occur that might indicate potential impairment. In doing so, the Company assesses whether the carrying amount of the related asset group is recoverable by estimating the sum of the future cash flows expected to result from the use of the asset group, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge is recognized based on the excess of the carrying value over the fair value of the asset group and allocated to the long-lived assets in the asset group on a relative carrying value basis.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Leases

The Company determines if an arrangement is or contains a lease at inception and classifies the lease as an operating or finance lease at the commencement date. An arrangement is or contains a lease where the Company has a right to control an identified asset. For leases with an initial term of greater than twelve months, the Company recognizes a right-of-use asset and a lease liability as of the lease commencement date. Right-of-use assets represent the Company’s right to use the underlying assets for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. Right-of-use assets are recognized as the initial measurement of the lease liabilities, plus any initial direct costs, any prepaid lease payments, and less incentives received, if any.

For any leases requiring capitalization, the Company expects it would use its incremental borrowing rate to determine the present value of lease payments, as the rate implicit in the lease may not be readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments and in economic environments where the leased asset is located. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term. Lease expense for finance leases is generally front-loaded as the finance lease right-of-use asset is depreciated on a straight-line basis, but interest expense on the liability is recognized utilizing the interest method that results in more expense during the early years of the lease. Accordingly, costs for finance leases are disaggregated and recognized as both an operating expense (for the amortization of the right-of-use asset) and interest expense (for interest on the lease liability).

The Company’s operating and finance lease terms may include renewal or early termination options. The Company only includes renewal or termination options in the lease term when the options are reasonably certain of exercise. The assessment of whether such options are reasonably certain of exercise is based on facts and circumstances at lease commencement, including contract-based, asset-based, and entity-based factors.

As of December 31, 2025 and 2024, the Company did not have any Right-of-use assets or Lease liabilities.

Asset Retirement Obligations

The Company recognizes a liability for a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the obligating event has occurred and the amount of the obligation can be reasonably estimated. The asset retirement obligation is initially measured at its fair value and recorded as a liability with an offsetting retirement cost that is capitalized as part of the related long-lived asset in the Consolidated Balance Sheets. The estimated fair value is measured by reference to the expected future cash flows required to satisfy the obligation, discounted at the Company’s credit-adjusted risk-free rate. Changes in the estimated obligation resulting from revisions to estimated timing or amount of future cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

The amounts capitalized as part of the related long-lived asset are depreciated and classified together with the depreciation of the underlying asset in the Consolidated Statements of Operations. Increases in the asset retirement obligations resulting from the passage of time are recorded as asset retirement obligation accretion expense in the Consolidated Statements of Operations. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

In December 2024, the Company purchased machinery and equipment as part of the USNC Assets which the Company is obligated to decommission at the end of the related assets 20-year useful life. As of December 31, 2025, and December 31, 2024, the Company recorded an asset retirement obligation of $0.8 million and $0.7 million, respectively, for the present value of the decontamination costs estimated using the discounted cash flow method using an 11.65% discount rate and 2.59% escalation factor.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The accretion expense recognized during the year ended December 31, 2025, and for the period from July 15, 2024 (inception), through December 31, 2024, is $0.1 million and less than $0.1 million, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. During the year ended December 31, 2025, the Company primarily derives revenue from fuel development and services agreements. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. In cases where products and services in the Company’s contracts are not distinct from one another due to their complex relationships the Company’s contracts are typically accounted for as one performance obligation. In cases in which the Company performs activities that are not highly complex or interrelated, the Company contracts may have more than one distinct performance obligation. Judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in a given period.

The Company’s contracts with customers may include variable consideration such as performance bonuses and incentives. The Company estimates variable consideration using the method that best predicts the amount of consideration expected to be received and includes such amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Estimates of variable consideration are reassessed at each reporting date and updated as circumstances change.

Fuel Development Agreements

Fuel development agreements are typically structured as time and materials or fixed price with milestone-based invoicing arrangements. These services are accounted for as a single performance obligation in cases where the services are highly interrelated and are not separately identifiable within the context of the contract. Revenue is recognized over time as services are performed. Revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using an input method based on a cost-to-cost measure of progress for its contracts. Under an input method based on a cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For time-and-materials arrangements in which the Company has a right to consideration in an amount that corresponds directly with the value transferred to the customer, the Company applies the right-to-invoice practical expedient under ASC 606-10-55-18 and recognizes revenue in the amount to which it has the right to invoice.

Other Agreements

Other services agreements may include customer deposits or capacity reservation payments related to future fuel production and delivery. Amounts received under these arrangements are evaluated to determine whether they represent payment for completed performance obligations or advance payments for future performance. To the extent such amounts represent advance payments, they are recorded as contract liabilities (deferred revenue) and recognized as revenue when the related performance obligations are satisfied or when the amounts become nonrefundable in accordance with the contract terms.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Unbilled contract assets

The Company’s unbilled contract assets are recorded when revenue has been recognized for performance obligations for which the Company does not yet have an unconditional right to payment because contractual billing conditions remain unsatisfied. Unbilled contract assets are recorded at the net amount expected to be invoiced and collected and are included in Accounts Receivable, net on the Consolidated Balance Sheets.

Deferred Revenue

Deferred revenue consists primarily of customer billings and deposits received for goods or services that had not been delivered as of the balance sheet date. Deferred revenue is recognized as revenue when the related performance obligations are satisfied, and control of the goods or services is transferred to the customer. Deferred revenue is classified as a current liability on the Company’s Consolidated Balance Sheets, based on the Company’s contract operating cycle and reported on a contract-by-contract basis, net of revenue recognized, at the end of each reporting period.

Cost of Revenue

Cost of revenue consists of cost of services. Cost of services includes direct labor costs, including salaries and benefits of personnel performing fuel development services, materials and consumables used in performing those services, and depreciation of equipment utilized in service delivery. Cost of revenue is recognized in the period in which the related revenue is recognized.

General and Administrative

General and administrative expenses primarily consist of personnel-related costs, including salaries, benefits, and share-based compensation costs, for executive leadership and employees in legal, finance, accounting, human resources, information technology, and other administrative functions. In addition, these expenses include allocated facility costs and related costs of consultants and advisors. General and administrative costs are expensed as incurred.

Research and Development

Research and development (“R&D”) expenses represent costs incurred for designing and engineering products, including the costs of developing design tools, as well as the costs to acquire technology and other assets from third parties. All research and development costs related to product development are expensed as incurred. There were no R&D expenses in 2025.

Related Party Transactions

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

The Consolidated Financial Statements include disclosure of material related party transactions, such as compensation arrangements, expense allowances, and other similar items in the ordinary course of business.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Accounting Pronouncements Recently Issued or Adopted

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This ASU enhances the transparency of income tax disclosures related to rate reconciliation and income taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company adopted ASU-2023-09 on December 31, 2025, on a retrospective basis. The adoption of this ASU did not have a material impact on the Company’s respective Consolidated Financial Statements. See Note 12, Income Taxes, for additional disclosures related to effective tax rate reconciliation as well as jurisdictional disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional footnote disclosure of the details of certain income statement expense line items as well as additional disclosure about selling expenses. This standard is effective for the annual period of fiscal 2027, and early adoption is permitted. The guidance is to be applied prospectively, with the option for retrospective application. The Company is currently evaluating the impact the adoption of this standard will have on its disclosures.

3. Revenue Recognition

As described in Note 2 — Summary of Operations and Significant Accounting Policies, the Company recognizes revenue at a point in time or over time consistent with how it satisfies its performance obligations and transfers control to its customers. Revenue from point-in-time contracts was $0.1 million. Revenue from over-time contracts was $3.2 million for the year ended December 31, 2025. A receivable is recorded when the Company has an unconditional right to receive payment based on the satisfaction of performance obligations. Accounts receivable and unbilled contract assets consist of the following:

	December 31, 2025	December 31, 2024
Accounts Receivable	$2,090,089	$—
Unbilled contract assets	201,582	—
Receivables, net	$2,291,671	$—

Deferred revenue was $1.1 million and $0 at December 31, 2025 and 2024, respectively. Revenue recognized during 2025 that was included in deferred revenue at December 31, 2024, was $0. The change in unbilled contract assets and deferred revenue related to the commencement of revenue generating activities in 2025.

The Company receives payments from customers based on billing schedules, as established in its contracts. Billed accounts receivable are recorded when the right to consideration becomes unconditional. Unbilled contract assets are recorded as performance under the contract is completed. Deferred revenue relates to payments received in advance of performance under the contract. Deferred revenue is recognized as revenue as (or when) the related performance obligations are satisfied.

Disaggregated Revenue

The Company’s revenues disaggregated by revenue type are as follows:

Year ended December 31, 2025
Fixed price contracts	$2,046,383
Time and materials contracts	1,093,682
$3,140,065

The Company did not record any revenue for the period from July 15, 2024 through December 31, 2024.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

3. Revenue Recognition (cont.)

The Company has elected the practical expedient in ASC 606-10-50-14 that exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less, and the Company has elected the practical expedient in ASC 606-10-55-18 that allows it to recognize revenue in the amount to which it has the right to invoice.

Significant Customers

For the year ended December 31, 2025, the Company had three customers that each accounted for more than 10% of total revenue. Revenue from these customers was approximately $1.1 million, $0.9 million, and $0.6 million, respectively. All such revenue was generated in the Company’s single reportable segment. No single customer accounted for more than 10% of total revenue for the period from July 15, 2024 (inception) through December 31, 2024, as the Company had not yet commenced revenue-generating activities.

4. Asset Acquisition

On November 21, 2024, Standard Property Holdings I, LLC, a wholly owned subsidiary of Standard Nuclear, Inc., entered into an asset purchase agreement with USNC to acquire the USNC Assets. USNC had filed for Chapter 11 bankruptcy protection in October 2024, and the assets were acquired through a Section 363 auction process under the U.S. Bankruptcy Code.

Under the agreement, the Company purchased the USNC Assets on an as-is, where-is basis, free and clear of all liens, claims, and encumbrances, other than certain specified liabilities that the Company agreed to assume, such as the related asset retirement obligations for certain assets. The purchase was approved by the United States Bankruptcy Court for the District of Delaware on December 19, 2024, and closed on December 27, 2024.

The USNC Assets primarily consisted of advanced nuclear fuel-related intellectual property and know-how, design documentation and process technology applicable to the development of TRISO and related advanced fuels, records, and engineering data associated with USNC’s fuel development activities (collectively, in-process research and development), certain contracts, and specified equipment, and related materials necessary for future production activities. The acquired assets support the Company’s strategy to develop, manufacture, and commercialize advanced nuclear fuel in the United States. The Company acquired the USNC Assets for a total cash purchase price, including transaction costs of $0.4 million, of $32.9 million, paid at closing. In addition, the Company assumed certain agreed-upon liabilities associated with the USNC Assets.

Allocation of the total consideration transferred is summarized as follows:

Fair Value
Identified assets:
In-Process Research & Development (IPR&D)	$30,678,000
Machinery and equipment	1,397,000
Land	1,040,000
Building and building improvements	425,000
Total fair value of gross identifiable assets acquired	$33,540,000

Liabilities assumed:
Asset retirement obligation	(673,000)
Total net identifiable assets acquired and liabilities assumed	$32,867,000
Cash consideration paid (including buyer transaction cost of $0.38 million)	$32,867,000

Acquisitions of net assets that do not constitute a business are accounted for by allocating the cost of the acquisition to individual assets acquired and liabilities assumed on a relative fair value basis and shall not give rise to goodwill, as prescribed in ASC 805. The fair value was primarily attributed to indefinite-lived in-process research

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

4. Asset Acquisition (cont.)

and development (“IPR&D”) intangible assets related to the Company’s advanced nuclear fuel development efforts. Because the acquired IPR&D cannot be repurposed or used in alternative applications, the full allocated carrying amount of $30.7 million allocated to IPR&D assets was expensed immediately on the transaction date.

The Company presents acquisitions of IPR&D as an investing activity in the Consolidated Statements of Cash Flows, even when immediately expensed, and a related reconciling item in operating cash flows.

5. Property and Equipment, net

Property and equipment, net consisted of the following:

	December 31, 2025	December 31, 2024
Machinery and equipment	$8,030,173	$711,657
Land	1,267,338	1,040,000
Building and improvements	814,893	425,927
ARO Asset	673,000	673,000
IT and office equipment	182,556	12,343
Construction-in-progress	1,933,086	—
Total property and equipment, gross	12,901,047	2,862,927
Accumulated depreciation	(273,423)	(1,263)
Total property and equipment, net	$12,627,624	$2,860,737

Total depreciation expense recognized for the year ended December 31, 2025, and for the period from July 15, 2024 (inception) through December 31, 2024, is $0.3 million and less than $0.1 million respectively. Depreciation expense is included within cost of revenue in the Consolidated Statements of Operations. Construction-in-progress is primarily comprised of building and building improvement construction not yet placed-in-service.

Upon the acquisition described in Note 4, the Company recognized $2.9 million as cost basis for acquired property and equipment, comprised of allocated cash consideration of $2.2 million and the non-cash attribution of $0.7 million of related asset retirement costs from initial recognition of the assumed asset retirement obligation. The cash consideration paid is reflected in investing activities in the Consolidated Statements of Cash Flows.

6. Equity Method Investment

On September 16, 2025, the Company and Framatome, Inc. (“Framatome”) formed Standard Nuclear x Framatome LLC (the “Venture”), a Delaware limited liability company, with the purpose of establishing a facility on Framatome’s U.S. Nuclear Regulatory Commission — licensed site in Richland, Washington to manufacture and commercialize tristructural isotropic particle fuel (“TRISO”), Fully Ceramic Microencapsulated fuel (“FCM”), and other TRISO-based advanced fuel products.

Pursuant to the Venture’s LLC Operating Agreement, the Company agreed to contribute cash of $66,667 in exchange for a 66.667% membership interest and Framatome agreed to contribute cash of $33,333 in exchange for a 33.333% membership interest. In addition to the initial capital contributions, the Company will provide intellectual property licensing related to advanced fuel product technology and manufacturing know-how and to lease specialized fuel-manufacturing equipment to the Venture. Framatome has agreed to provide access to its Richland site physical plant space and licensed nuclear infrastructure, to lease its specialty fuel building to the Venture, and to license its manufacturing and operational expertise.

Although the Company holds a 66.667% membership interest in the Venture, the LLC Operating Agreement requires the joint approval of both members for all significant operating and financial decisions. Because neither member has the unilateral ability to direct the activities that most significantly affect the Venture’s economic performance, the Company has concluded that it does not control the Venture and accounts for its investment under the equity method of accounting in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

6. Equity Method Investment (cont.)

The Company’s investment in the Venture is initially recorded at cost, consisting of capital contributions made and committed, and is subsequently adjusted for the Company’s proportionate share of the Venture’s net income or loss and any additional contributions or distributions.

As of December 31, 2025, the Company had contributed approximately $1.1 million in cash and other contributions in kind to fund initial organizational and pre-operational activities. The carrying amount of the Company’s equity method investment was $1.1 million as of December 31, 2025.

As of December 31, 2025, the Venture was in its pre-operational phase and had not commenced commercial production or generated revenue. The Venture’s activities during the period from formation through December 31, 2025, consisted primarily of organizational activities, initial facility planning, and regulatory preparation. The Company’s share of the Venture’s net gain or loss for the year ended December 31, 2025, was not material.

Variable Interest Entity

The Company has determined that the Venture is a variable interest entity (“VIE”) as defined in ASC 810, Consolidation, because the Venture’s equity at risk is not sufficient to permit it to finance its activities without additional subordinated financial support from its members. The Company holds variable interests in the Venture through its equity investment, its intellectual property licensing arrangements, and its equipment leasing arrangements with the Venture.

The Company has concluded that it is not the primary beneficiary of the Venture because it does not have the power to unilaterally direct the activities that most significantly affect the Venture’s economic performance. Under the LLC Operating Agreement, all significant operating and financial decisions — including approval of budgets, capital expenditure plans, commercial contracts, and changes to the scope of operations — require the joint approval of both members. Accordingly, power over the Venture’s most significant activities is shared and neither member individually possesses the power criterion required to be the primary beneficiary. The Company will reassess whether it is the primary beneficiary of the Venture on an ongoing basis.

As of December 31, 2025, the Company’s maximum exposure to loss as a result of its involvement with the Venture consisted of the carrying amount of its equity method investment of $1.1 million and any additional capital contributions that may be required under the LLC Operating Agreement. The Company’s exposure to loss from the Venture is limited to its investment and contractual commitments; the Company has not provided any guarantees, credit enhancements, or other forms of financial support to the Venture beyond those described above.

The Venture plans to commence manufacturing operations in 2027, subject to receipt of a license amendment from the U.S. Nuclear Regulatory Commission for Framatome’s Richland facility, which is currently under review.

7. Commitments and Contingencies

Indemnification

In the ordinary course of business, the Company enters into contractual arrangements under which it may agree to indemnify the counterparties from any losses incurred relating to breach of representation, failure to perform, or claims and losses arising from certain events as outlined within the particular contract. The Company has also entered into indemnification agreements with certain of its officers and directors.

The Company’s maximum exposure under such indemnities is unknown and has not been estimated, as this would involve future claims that may be made against the Company that have not occurred. To date, the Company has not made any payments related to these indemnities and believes the risk of material obligations under these indemnities to be remote. Accordingly, the Company has not accrued any liabilities related to such indemnification obligations in the Consolidated Financial Statements.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

7. Commitments and Contingencies (cont.)

Legal Matters

From time to time, the Company may become involved in certain legal proceedings and claims incidental to the normal course of its business. As of December 31, 2025, and December 31, 2024, management is not aware of any pending or threatened litigation that could have a material adverse effect on the Consolidated Financial Statements.

8. Redeemable Preferred Stock

As of December 31, 2025, the Company was authorized to issue 101,948,464 shares of preferred stock, each with a par value of $0.00001 per share. During the year ended December 31, 2025, the Company amended its certificate of incorporation to establish one class of preferred stock consisting of four separate series.

Issuance of Series SEED Preferred Stock

On February 13, 2025, the Company issued 9,999,994 shares of Series Seed preferred stock at a purchase price of $1.00 per share to certain investors for aggregate proceeds of $9,999,994. The proceeds include application of $2.5 million previously recorded as Short-term Cash Advance and Short-term Cash Advance from Related Party on the Company’s Consolidated Balance Sheets at December 31, 2024.

SAFE Settlement for Series Seed-1 Preferred Stock

On February 13, 2025, the SAFE instruments were settled through conversion into shares of newly issued Series Seed-1 Preferred Stock upon the Company’s entry into the Series Seed Preferred Stock equity financing. Pursuant to the financing, the Company issued and sold preferred stock at a fixed pre-money valuation to the SAFE investors. The SAFE instruments automatically converted into 65,000,000 shares of Series Seed-1 Preferred Stock at a purchase price of $0.50 per share. Additionally, one investor requested a rescission of their $1.0 million investment in the SAFE instruments, and the Company issued a refund to the investor in January 2025. Refer to Note 10, SAFE Notes, for additional discussion.

Series A Funding

On August 14, 2025, the Company entered into a Series A Preferred Stock Purchase Agreement, pursuant to which it issued 26,948,470 shares of Series A Preferred Stock at a purchase price of $2.59755 per share, resulting in aggregate gross proceeds of approximately $70.0 million. The Company intends to use the proceeds from this financing to expand annual TRISO production.

Voting

Except as provided by law or by the Company’s certificate of incorporation, holders of redeemable convertible preferred stock are entitled to vote together with holders of common stock as a single class on an as-converted basis.

Dividends

Holders of redeemable convertible preferred stock are entitled to receive dividends only when, as, and if declared by the Company’s Board of Directors (the “Board of Directors”). Such dividend rights are noncumulative, and no dividends accrue if not declared by the Board of Directors. No dividends have been declared since inception.

Conversion

Each share of redeemable convertible preferred stock is convertible at any time at the option of the holder into shares of Class A common stock. The conversion rate is determined by dividing the original issue price by the conversion price then in effect. The conversion price initially equals the original issue price and is subject to

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

8. Redeemable Preferred Stock (cont.)

customary anti-dilution adjustments for stock splits, stock dividends, and certain other corporate events. As of December 31, 2025, each share of redeemable convertible preferred stock was convertible into one share of Class A common stock.

Conversion becomes mandatory upon the earliest to occur of: (i) immediately prior to the closing of the sale of shares of common stock in an initial public offering that results in at least $50.0 million of gross proceeds and in connection with which the common stock is listed on the Nasdaq Stock Market, the New York Stock Exchange, or another recognized exchange or marketplace, or (ii) the election of the holders of a majority of the outstanding shares of preferred stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, including a merger or disposition of substantially all of the assets of the Company, holders of each series of redeemable convertible preferred stock then outstanding are entitled to receive, prior and in preference to any distribution to holders of common stock, an amount equal to the greater of: (i) the original issue price of such shares plus any declared but unpaid dividends, or (ii) the amount that such holders would have received had all outstanding shares of redeemable convertible preferred stock been converted into common stock immediately prior to such event.

Protective Provisions

The redeemable convertible preferred stock includes customary protective provisions requiring the approval of a majority of the holders of preferred stock for certain significant corporate actions, including amendments to the charter or bylaws that adversely affect preferred stock rights, the creation of senior securities, changes to authorized share counts, non-ordinary-course dividends or redemptions, mergers or reorganizations that materially alter preferred rights, and significant subsidiary or asset transactions. Certain additional actions, including incurring indebtedness above specified thresholds, adopting or amending equity compensation plans, and making certain loans or guarantees, also require approval of the Class B Director.

Classification of Convertible Preferred Stock

The Company classifies its redeemable convertible preferred stock outside of permanent equity on the Consolidated Balance Sheets as mezzanine equity (temporary equity). Management evaluated the terms of the redeemable convertible preferred stock under the applicable guidance in ASC 480, Distinguishing Liabilities from Equity, ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, and ASC 480-10-S99-3A.

Based on this evaluation, the redeemable convertible preferred stock does not contain features that require liability classification, such as an unconditional obligation to redeem the shares for cash or other assets at a fixed or determinable date, an obligation to repurchase the shares, or a requirement to settle the instrument in cash or in a variable number of shares with a fixed monetary value. Accordingly, the instrument is not classified as a liability. The redeemable convertible preferred stock is convertible into shares of the Company’s Class A common stock, and the Company has reserved sufficient authorized shares to settle conversions in shares. The rights, preferences, and privileges of the redeemable convertible preferred stock are governed by the Company’s Amended and Restated Certificate of Incorporation.

However, the redeemable convertible preferred stock includes liquidation and deemed liquidation features that may require settlement in circumstances that are not solely within the Company’s control. As a result, although the instrument is legal-form equity, it is not classified within permanent stockholders’ equity. Instead, the Company presents the redeemable convertible preferred stock in temporary equity in accordance with ASC 480-10-S99-3A.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

8. Redeemable Preferred Stock (cont.)

The Company will adjust the carrying amount of the redeemable convertible preferred stock to its redemption value in accordance with the applicable accounting guidance, if and when such adjustment is required.

As of December 31, 2025
Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series Seed	9,999,994	9,999,994	$9,999,994	$4,999,997
Series Seed I	65,000,000	65,000,000	65,000,000	32,500,000
Series A	26,948,470	26,948,470	69,999,983	13,474,235

9. Stockholders’ Equity

The Company’s stockholders’ equity consists of Class A common stock and Class B common stock. During 2025, the Company amended its certificate of incorporation to establish separate classes of common stock and a class of preferred stock with multiple series, reflecting changes in its capital structure in connection with equity financings completed during the year. The following discussion summarizes the key rights, preferences, and significant transactions related to the Company’s equity securities.

Common Stock

As of December 31, 2025, the Company was authorized to issue 160,000,000 shares of Class A common stock with a par value of $0.00001 per share and 35,615,000 shares of Class B common stock with a par value of $0.00001. As of December 31, 2024, the Company had one class of common stock and was authorized to issue 40,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024, there were 28,000,000 ordinary shares issued and outstanding. During the year ended December 31, 2025, the Company amended its certificate of incorporation to designate separate Class A common stock and Class B common stock.

In October 2024, the Company issued 6,594,000 shares of ordinary common stock at par value to founding shareholders who were members of management and 21,406,000 shares of ordinary common stock at par value to other founding shareholders, or a total of 28,000,000 shares of ordinary common stock. All shares were fully vested at issuance. In February 2025, the Company entered into a share exchange agreement with each of the holders of ordinary common stock and reclassified the 28,000,000 shares of ordinary common stock into 13,496,000 shares of Class A common stock and 14,504,000 shares of Class B common stock.

Voting

The holders of Class A Common Stock and Class B Common Stock vote as one class on all matters submitted to a vote or for the consent of the stockholders. Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held on all matters submitted to a vote of shareholders. Each holder of Class B Common Stock is entitled to ten votes for each share of Class B Common Stock held on all matters submitted to a vote of shareholders. Both holders of Class A common stock and holders of Class B common stock receive notice of stockholder meetings in accordance with the Company’s bylaws.

Conversion

Shares of Class B Common Stock are convertible into one share of Class A Common Stock at the option of the holders at any time upon written notice to the Company. Further, each share of Class B common stock will automatically convert into one share of Class A Common Stock upon the vote or written consent of Class B Common stockholders representing a majority of the outstanding shares of Class B Common Stock or upon the non-permitted sale, assignment or transfer shares of Class B Common Stock.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

9. Stockholders’ Equity (cont.)

Dividend and Liquidation Rights

Dividends may be declared at the discretion of the Board of Directors from funds legally available for distribution. The holders of Class A Common Stock and the holders of Class B Common Stock are entitled to share equally on a per share basis, in dividends and other distributions that may be declared by the Board of Directors, subject to the preferences applicable to any series or class of preferred stock. In the event of liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Class A Common Stock and the holders of Class B common stock are entitled to share equally on a per share basis ratably in all assets available for distribution to the holders of common stock subject to the preferences applicable to any series or class of preferred stock. The common stock is not redeemable at the option of the holder.

10. Related Party Transactions

SAFE Notes

During the fourth quarter of 2024, the Company received $33.5 million in funding commitments from various investors pursuant to SAFE Notes, including related parties through one Company executive who exerts significant influence over certain SAFE investors. The related party SAFE investors are entities affiliated with a member of the Company’s Board of Directors who also serves as CEO Director.

The proceeds received from the issuance of SAFE notes to related parties for the year ended December 31, 2025, and during the period from July 15, 2024 (inception) through December 31, 2024, were as follows:

	December 31, 2025	December 31, 2024
Decisive Point – Standard Nuclear I, LLC	$—	$2,900,000
Decisive Point Ventures II Master Fund, L.P.	—	2,000,000
Standard Nuclear Trust	—	25,000
Total proceeds from issuance of SAFE notes to related parties	$—	$4,925,000

As discussed in Note 10, the SAFE Notes were classified as liabilities and remeasured to fair value at each reporting period. As of December 31, 2024, the fair value of SAFE Notes payable to related parties was as follows:

	December 31, 2025	December 31, 2024
Decisive Point – Standard Nuclear I, LLC	$—	$5,118,543
Decisive Point Ventures II Master Fund, L.P.	—	3,530,030
Standard Nuclear Trust	—	44,125
Total SAFE notes payable to related parties	$—	$8,692,699

On February 13, 2025, the Company completed its Series Seed Preferred Stock equity financing, which triggered the automatic conversion of all outstanding SAFE Notes. The related party SAFE Notes converted into shares of Series Seed-1 Preferred Stock on the same terms and conditions as all other SAFE investors, including the same valuation cap of $20.0 million and discount rate of 50%. The conversion was effected at a price of $0.50 per share, and the related-party SAFEs converted into an aggregate of 9,850,000 shares of Series Seed-1 Preferred Stock. Refer to Note 8 — Redeemable Preferred Stock, for further discussion of the conversion mechanics and the remeasurement of SAFE liabilities to fair value at the conversion date.

As of December 31, 2025, no SAFE Notes remained outstanding to related parties or otherwise. The remeasurement gain recognized in the Consolidated Statements of Operations for the period from January 1, 2025, through the conversion date attributable to the related-party SAFE Notes was $853,000. This amount was recognized as a gain on debt extinguishment as a result of the rescission.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

10. Related Party Transactions (cont.)

Advances from Related Parties

During 2024, the Company received non-interest-bearing cash advances from Decisive Point — Standard Nuclear II, a related party. As the advances were non-interest-bearing, the amount payable as of December 31, 2024, equaled the amount received. The advances from related parties were as follows:

	December 31, 2025	December 31, 2024
Decisive Point – Standard Nuclear II	$—	$1,263,500
Total related party short-term cash advance liabilities	$—	$1,263,500

The short-term cash advance of $1,263,500 from Decisive Point — Standard Nuclear II, together with a separate non-related-party short-term cash advance of $1,231,333, was reclassified from liabilities to equity on February 13, 2025, in connection with the Series Seed Preferred Stock financing. The total reclassification of $2,494,833 was applied as additional consideration for Series Seed preferred equity.

As of December 31, 2025, no short-term cash advance liabilities remained outstanding.

Related-Party Participation in Equity Financings

In connection with the Series Seed Preferred Stock financing that closed on February 13, 2025, related-party SAFE investors received an aggregate of 9,850,000 shares of Series Seed-1 Preferred Stock upon automatic conversion of their SAFE Notes, as described above. The conversion terms were identical to those applicable to all other SAFE investors.

On August 14, 2025, the Company completed its Series A Preferred Stock financing, issuing 26,948,470 shares of Series A Preferred Stock at $2.59755 per share for aggregate gross proceeds of approximately $70.0 million. Two entities within the Decisive Point affiliated group participated in the Series A Preferred Stock Financing on the same terms and conditions as all unrelated investors:

The related-party Series A investment of approximately $8.8 million represents 12.6% of the total $70.0 million Series A round. Both entities purchased Series A Preferred Stock at the same price per share ($2.59755), with the same rights, preferences, privileges, and restrictions as all other Series A investors, as set forth in the Series A Preferred Stock Purchase Agreement dated August 14, 2025.

Decisive Point — Standard Nuclear III is a new entity that did not exist as of December 31, 2024. Its entire equity position in the Company consists of 2,242,330 shares of Series A Preferred Stock acquired in the August 2025 financing. The entity is affiliated with the Decisive Point investment platform.

Amounts Due from Officer

During 2025, the Company advanced $31,250 to Ms. Marrocco, Chief Operating Officer, for relocation-related expenses including moving costs and temporary housing in connection with the officer’s relocation to the Company’s Oak Ridge, Tennessee headquarters. The advances were non-interest-bearing.

The full $31,250 was repaid or otherwise settled on October 31, 2025, and no balance remained outstanding as of December 31, 2025. The corresponding credit entries were funded through the Company’s expense reimbursement process.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

11. Share Based Compensation

In May 2025, the Company adopted the 2025 Stock Plan (the “2025 Plan”) which authorizes the issuance of incentive stock options, or non-statutory stock Options, and restricted stock to employees and consultants.

Under the 2025 Plan, the Company has granted awards that are subject to annual, cliff-based vesting. The awards typically vest after four years of service. Share based awards are payable in common stock at the discretion of the Board of Directors. Share based awards are accounted for as compensation costs and are amortized on a straight-line basis over the vesting period. For the periods ended December 31, 2025, and 2024, total share-based compensation expense was $1.7 million and $0.1 million. For the year ended December 31, 2025, Cost of Sales and General and Administrative Costs on the Consolidated Statements of Operations includes share-based compensation costs of $0.6 million and $1.1 million, respectively. For the period ended December 31, 2024, Cost of Sales and General and Administrative Costs on the Consolidated Statements of Operations include share based compensation costs of $0.0 million and $0.1 million, respectively.

The summary of the Company’s 2025 Plan as of December 31, 2025, and changes during the period then ended are presented as follows:

Stock Options	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	—	$—
Granted	6,459,000	$0.21
Exercised	—	$—
Forfeited/expired	—	$—
Outstanding at the end of the year	6,459,000	$0.21
Exercisable at the end of the year	—	$—
Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at the beginning of the year	—	$—
Granted	5,585,000	$0.945
Vested	—	$—
Forfeited/expired	—	$—
Outstanding at the end of the year	5,585,000	$0.945

The weighted average unrecognized compensation cost at December 31, 2025 for stock options and restricted stock was as follows:

	Amount	Weighted Average Remaining Recognition Period (Years)
Stock options	$4,898,607	3.03
Restricted stock	$4,469,984	3.03
Total compensation cost	$9,368,591

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

11. Share Based Compensation (cont.)

Assumptions used in determining the fair value of stock options granted for the year ended December 31, 2025 were as follows:

Assumption	Year Ended December 31, 2025
Expected volatility	110.0%
Expected term (years)	7.0
Risk-free interest rate	4.17%
Expected dividend yield	0.0%
Weighted Average Grant-Date Fair Value	$0.945

At December 31, 2025, the Company reserved 12,118,000 shares of common stock for future issuance under the 2025 Plan and had 74,000 shares of common stock available for issuance.

12. Income Taxes

The following table sets forth loss before taxes and the benefit for income taxes:

	For the year ended December 31, 2025	Period from July 15, 2024 (inception) through December 31, 2024
Loss before income taxes:	$(15,540,944)	(56,596,406)
Current income tax benefit:	—	—
—
Deferred income tax benefit:	$—	—
Total income tax benefit:	—	—

The following table presents pretax income (loss) and income tax expense (benefit), disaggregated between domestic and foreign jurisdictions, for the year ended December 31, 2025 and for the period from July 15, 2024 (inception) through December 31, 2024:

	For the year ended December 31, 2025		Period from July 15, 2024 (inception) through December 31, 2024
Jurisdictional Disclosure	Domestic	Foreign	Domestic	Foreign
Pretax Income (Loss)	$(15,540,944)	—	(56,596,406)	—
Income Tax Expense (Benefit)	$—	—	—	—

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

12. Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	For the year ended December 31, 2025	Period from July 15, 2024 (inception) through December 31, 2024
Deferred tax assets:
Net operating loss carryforwards	$3,359,693	140,653
In-process research and development costs	7,390,127	6,362,267
Other	234,233	180
Total deferred tax assets	10,984,053	6,503,100
Valuation allowance	(10,984,053)	(6,503,100)
Net deferred tax assets	—	—

Deferred tax liabilities:
Other	—	—
Total deferred tax liabilities	$—	—
Net deferred tax assets	$—	—

For the year ended December 31, 2025, and for the period from July 15, 2024 (inception) through December 31, 2024, the Company had no income tax expense. The difference between the Company’s effective tax rate and the statutory rate is primarily driven by the valuation allowance established against U.S. federal and state deferred income tax assets.

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is more likely than not. Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided for a full net valuation allowance.

As of December 31, 2025, the Company had net operating loss carryforwards for U.S federal income tax purposes of $10.4 million, all of which have an indefinite carryforward period. Further, the Company has state net operating loss carryforwards of $9.8 million that expire starting in 2041. As of December 31, 2024, the Company had net operating loss carryforwards for U.S. federal income tax purposes of $0.1 million, all of which have an indefinite carryforward period.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

12. Income Taxes (cont.)

A reconciliation of income taxes calculated based on the federal statutory income tax rate and the effective tax rate follows:

	For the year ended December 31, 2025		Period from July 15, 2024 (inception) through December 31, 2024
ETR Reconciliation	Tax	Percentage	Tax	Percentage
U.S. federal statutory tax rate	$(3,263,598)	21.0%	(11,885,245)	21.00%
Nontaxable or nondeductible items	$1,450,459	-9.3%	5,381,880	-9.51%
State and local income tax net of federal income tax effect*	$(2,667,813)	17.2%	—	0.00%
Other	$—	0.0%	265	0.00%
Change in Valuation allowance	$4,480,953	-28.8%	6,503,100	-11.49%
Reported income tax expense	$—	0.00%	—	0.00%

____________

*        State taxes in Tennessee made up the majority (greater than 50 percent) of the tax effect in this category.

The Company did not have income taxes paid in 2025 or for the period from July 15, 2024 (inception) through December 31, 2024.

13. Net Loss per Share

Net income(loss) per share is calculated by dividing income (loss) allocable to common stockholders by the weighted average number of shares of common stock outstanding during the period. In calculating diluted net income per share, the number of shares is increased by the weighted average number of potential common shares related to stock compensation awards including restricted stock and stock options, and the number of shares of common stock that would be issued upon conversion of the preferred stock units. For further details, refer to Note 9, Stockholders’ Equity.

The weighted average number of common and common equivalent shares used in the calculation of basic and diluted income (loss) per common share are as follows:

	Year Ended December 31, 2025	Period from July 15, 2024 (inception) through December 31, 2025
Numerator:
Net loss	$(15,540,945)	$(56,596,406)

Denominator:
Average common shares outstanding – basic	28,000,000	12,517,646
Average common shares outstanding, – diluted	28,000,000	12,517,646

Net loss per common share – basic and diluted	$(0.555)	$(4.52)

The two-class method does not change the net loss per share calculation because Class A and Class B have identical economic rights.

Fully diluted average common stock outstanding excludes 101,948,464 shares of common stock that are issuable upon conversion of preferred stock and 12,044,000 shares of common stock issuable under the Company’s 2025 Plan, as the Company reported a net loss for the year ended December 31, 2025.

Standard Nuclear, Inc.
Notes to the Consolidated Financial Statements

14. Segment Information

For the year ended December 31, 2025 and for the period from July 15, 2024 (inception) through December 31, 2024, the Company has determined that it manages its operations and allocates resources as a single operating segment as it engages in a single business activity of TRISO production and the Consolidated Statements of Operations is presented to the Company’s Chief Operating Decision Maker (“CODM”) without further disaggregation. The Company’s CODM is its Chief Executive Officer, who is responsible for making strategic operating decisions, allocating resources, and assessing financial performance. Specifically, the CODM uses revenue and net income at a consolidated level, as key financial metrics to make operating decisions and identify growth opportunities as management believes that such information is the most relevant in evaluating operating performance relative to other entities that operate within these industries.

The significant expense categories and assets regularly provided to the CODM on a consolidated basis are consistent with the amounts presented in the Company’s Consolidated Statements of Operations and Balance Sheets, respectively. In addition, all the Company’s long-lived assets, consisting of property and equipment, are in a single geographic area.

15. Subsequent Events

The Company evaluated subsequent events through April 9, 2026, the date that the Consolidated Financial Statements were available to be issued.

Series A-2 Funding

On January 23, 2026, the Company entered into the Series A-2 Preferred Stock Purchase Agreement, pursuant to which it issued 14,193,030, shares of Series A-2 Preferred Stock at a purchase price of $4.932 per share, resulting in total gross proceeds of approximately $70.0 million. The Company will use the proceeds from this financing to expand annual TRISO production.

10,000,000 Shares

Standard Nuclear, Inc.

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PROSPECTUS

July 15, 2026

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Book Running Managers

BofA Securities		Goldman Sachs & Co. LLC
Barclays		UBS Investment Bank
Evercore ISI	RBC Capital Markets	William Blair	Stifel

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